 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 11, 2000
                                                      REGISTRATION NO. 333-36956
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                --------------

                              AMENDMENT NO. 4
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                                MONSANTO COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                       2879                     43-1878297
    (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD          (I.R.S. EMPLOYER
  OF INCORPORATION OR ORGANIZATION)       INDUSTRIAL            IDENTIFICATION NUMBER)
                                        CLASSIFICATION
                                          CODE NUMBER)

                         800 NORTH LINDBERGH BOULEVARD
                           ST. LOUIS, MISSOURI 63167
                                 (314) 694-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                --------------
                            R. WILLIAM IDE III, ESQ.
                                MONSANTO COMPANY
                         800 NORTH LINDBERGH BOULEVARD
                           ST. LOUIS, MISSOURI 63167
                                 (314) 694-1000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                --------------
                                   COPIES TO:

RICHARD T. COLLIER, ESQ.      ERIC S. ROBINSON, ESQ.      MATTHEW G. HURD, ESQ.    JOHN W. WHITE, ESQ.
  DON W. SCHMITZ, ESQ.    WACHTELL, LIPTON, ROSEN & KATZ   SULLIVAN & CROMWELL   CRAVATH, SWAINE & MOORE
 PHARMACIA CORPORATION         51 WEST 52ND STREET          125 BROAD STREET         WORLDWIDE PLAZA
  100 ROUTE 206 NORTH           NEW YORK, NY 10019       NEW YORK, NY 10004-2498    825 EIGHTH AVENUE
   PEAPACK, NJ 07977              (212) 403-1000             (212) 558-4000        NEW YORK, NY 10019
     (908) 901-8000                                                                  (212) 474-1000

                                --------------
   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                                --------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                        PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF                PROPOSED MAXIMUM    AGGREGATE      AMOUNT OF
    SECURITIES TO BE     AMOUNT TO BE   OFFERING PRICE      OFFERING     REGISTRATION
       REGISTERED        REGISTERED(1)     PER UNIT         PRICE(2)        FEE(3)
-------------------------------------------------------------------------------------
Common stock, $0.01 par
 value.................   40,250,000        $24.00        $966,000,000     $255,024
                            shares

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Includes an aggregate of 5,250,000 shares which the underwriters have the option to purchase from the Registrant solely to cover over-allotments.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3)  This amount has previously been paid.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY + +NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN + +OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE +
+SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION. DATED OCTOBER 11, 2000.

                               35,000,000 Shares

                              [MONSANTO LOGO](TM)

                                  Common Stock

                                  -----------

  This is an initial public offering of shares of common stock of Monsanto Company. All of the shares of common stock are being sold by Monsanto.

  Prior to this offering, there has been no public market for the common stock. It currently is estimated that the initial public offering price per share will be between $21.00 and $24.00. The common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol "MON."

  SEE "RISK FACTORS" BEGINNING ON PAGE 10 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                                  -----------

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                                                                Per Share Total
                                                                --------- -----
Initial public offering price..................................   $       $
Underwriting discount..........................................   $       $
Proceeds to Monsanto...........................................   $       $

  To the extent that the underwriters sell more than 35,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 5,250,000 shares from Monsanto at the initial public offering price less the underwriting discount.

                                  -----------

  The underwriters expect to deliver the shares in New York, New York on      ,
2000.


GOLDMAN, SACHS & CO.                                       SALOMON SMITH BARNEY


J.P. MORGAN & CO.                                    MORGAN STANLEY DEAN WITTER


BEAR, STEARNS & CO. INC.                                    MERRILL LYNCH & CO.



                                  -----------

                          Prospectus dated     , 2000.

[INSIDE FRONT COVER PAGE]

            [Graphic of DNA sequences] [Graphic of barrels of crops]
                         [Graphic of tractor on field]





Monsanto is a leading global provider of technology-based solutions and agricultural products that improve farm productivity and food quality.


                           [Graphic of Monsanto logo]

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS DOCUMENT. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE RISKS OF INVESTING IN OUR COMMON STOCK DISCUSSED UNDER "RISK FACTORS."

    IN THIS PROSPECTUS, THE TERMS "WE," "US," "OUR" AND "MONSANTO" REFER TO BOTH THE ISSUER IN THIS OFFERING AND OUR PREDECESSOR, THE AGRICULTURAL PRODUCTS BUSINESS OF THE FORMER MONSANTO COMPANY (WE REFER TO THE FORMER MONSANTO COMPANY AS "OLD MONSANTO"). IN CONNECTION WITH THE MERGER OF OLD MONSANTO AND PHARMACIA & UPJOHN, INC., OLD MONSANTO CHANGED ITS NAME FROM "MONSANTO COMPANY" TO "PHARMACIA CORPORATION." THE TERM "PHARMACIA" REFERS TO PHARMACIA CORPORATION FOLLOWING THE MERGER.

    MONSANTO, OUR LOGO AND OTHER TRADEMARKS, TRADE NAMES AND SERVICE MARKS OF MONSANTO MENTIONED IN THIS DOCUMENT, INCLUDING ROUNDUP(R), ROUNDUP READY(R), ROUNDUP ULTRA(R), ROUNDUP DRY(R), POSILAC(R), LASSO(R), HARNESS(R), MACHETE(R), MAVERICK(R), LATITUDE(R), DEKALB(R), HYBRITECH(R), HOLDEN'S(R), YIELDGARD(R), MAISGARD(R), BOLLGARD(R), NEWLEAF(R), ASGROW(R), HARTZ(R), AVADEX(R) AND ENVIRO-CHEM(R) ARE THE PROPERTY OF, OR ARE LICENSED BY, MONSANTO, PHARMACIA OR A SUBSIDIARY OF MONSANTO OR PHARMACIA.

                                  OUR COMPANY

    We are a leading global provider, based on sales, of technology-based solutions and agricultural products for growers and downstream customers, such as grain processors and consumers, in the agricultural markets. The combination of our herbicides, seeds and related genetic trait products provides growers with integrated solutions to more efficiently and cost effectively produce crops at higher yields, while controlling weeds, insects and diseases. Our base business, led by Roundup and coupled with the latest tools in biotechnology, genomics and molecular breeding, gives us a unique set of assets and capabilities.

    Our family of Roundup herbicides provides a strong foundation for our overall business. Over the past three decades, we have grown our Roundup herbicide into the world's best-selling herbicide. While Roundup competes with numerous other herbicides sold by a variety of companies, its sales in 1999 were more than five times those of the next largest selling herbicide. Our sales volumes of Roundup and other glyphosate-based herbicides have grown at an average annual growth rate of approximately 20% over the last 10 years. In this same period, these products maintained an average sales growth rate of approximately 11%, even as we reduced prices significantly and our patents expired in countries outside the United States. Roundup's success is based on its ability to provide growers with improved economic and environmental benefits, as well as our low-cost manufacturing position and formulations expertise.

    With respect to the crops on which we have chosen to focus, we hold leading positions by acreage in seeds, seed traits and genetic technologies that protect crops from insects and that provide effective weed control options. Our global seed infrastructure enables us to coordinate our agricultural chemicals and seeds and traits research to introduce new products more rapidly and efficiently to our customers. In 1999, we held the No. 1 or No. 2 seed market share position in key markets for corn and soybeans, as well as the No. 1 position in the European wheat market. Acreage planted with our seed traits grew from approximately 3 million in 1996 to approximately 86 million in 1999, accounting for over 70% of the worldwide acres planted with herbicide-tolerant and insect-resistant traits. We estimate that our acreage of biotechnology traits in the United States for 2000 increased by approximately 5%. Our trait products are available through an extensive network of seed companies which have licensed our technologies. We also have one of the largest efforts in the amount spent on conventional plant breeding for the crops on which we have chosen to focus.

    Over the last several years, we have made a major change in our research and development to focus on gene-based capabilities. Our integrated efforts in this area are threefold. First, our genomics research and development helps us understand the structure and function of genes as well as how those genes are activated. Second, our molecular breeding effort combines our genomics capabilities and conventional breeding expertise to significantly speed up commercialization of new seeds with desired attributes, without genetically modifying plants. Finally, our biotechnology research and development focuses on genetically enhancing crops via incorporation of tailored genes to add specific benefits. We have integrated our products and technologies to provide customers with unique solutions. As a result, we believe we are well positioned to maintain our leadership positions and to take advantage of industry developments.

STRATEGY

    Our goal is to create and deliver integrated agricultural solutions that substantially increase the volume and quality of global food production while reducing economic costs and environmental effects. We aim to achieve this by integrating our traditional agricultural products with advanced technological tools, including genomics, biotechnology and molecular breeding. Our strategy is built around the following focus areas:

  . CONTINUING TO DEVELOP INTEGRATED SOLUTIONS FOR GROWERS. We are continuing to integrate our agricultural chemicals with our seed and technology products to offer agricultural solutions to growers that meet their production needs.

  . MAXIMIZING THE GROWTH OF THE ROUNDUP BUSINESS. We aim to increase our sales and income from Roundup by:

     . ENCOURAGING EXPANDED ADOPTION OF CONSERVATION TILLAGE TECHNIQUES BY GROWERS WORLDWIDE. We estimate that conservation tillage is currently practiced on only approximately 200 million of the estimated approximately 740 million acres in developed countries on which this farming technique could potentially be practiced. Roundup is the herbicide of choice in most conservation tillage markets today, and we will work to expand our position in this key area.

     . INCREASING SALES OF ROUNDUP READY CROPS, WHICH TOLERATE ROUNDUP HERBICIDE FOR EFFECTIVE WEED CONTROL. We expect additional weed control opportunities for Roundup with the introduction of Roundup Ready crops into new markets and with the development of new products with the Roundup Ready technology.

     .  INTRODUCING ADDITIONAL PROPRIETARY FORMULATIONS OF ROUNDUP.

     .  SELECTIVELY REDUCING PRICES TO ENCOURAGE INCREASED USAGE OF
        ROUNDUP. We have implemented a pricing strategy for Roundup in which we have selectively reduced prices to encourage increased use. Historically, our net sales of Roundup have increased as the growth in volumes has more than offset our price reductions.

     . MAINTAINING OUR POSITION AS A LOW-COST, HIGH-QUALITY PRODUCER OF GLYPHOSATE, THE ACTIVE INGREDIENT IN ROUNDUP.

     . BUILDING ON OUR RELATIONSHIPS WITH OUR DISTRIBUTION PARTNERS. Our business is supported by a network of wholesalers, distributors and retailers that offer an array of

      Monsanto products. We expect to continue to focus on and strengthen these relationships.

  . ACCELERATING THE DEVELOPMENT AND COMMERCIALIZATION OF NEW PRODUCTS. We expect to remain a leader in the development and introduction of new technologies for food and agricultural production by:

     .  REDUCING THE TIME AND COST OF DISCOVERING NEW PRODUCTS.

            . USING GENOMICS CAPABILITIES TO SPEED INVENTION AND DEVELOPMENT OF NEW TECHNOLOGIES. We expect our genomics capabilities to reduce the time and cost of discovering new products by accelerating the identification of genes for crop improvement and by expanding the available pool of genes for new product development.

            .  EXPANDING OUR TECHNOLOGICAL EXPERTISE VIA STRATEGIC
               RELATIONSHIPS.

     . USING OUR GLOBAL SEED INFRASTRUCTURE AND DIVERSE GERMPLASM TO ACCELERATE THE COMMERCIALIZATION OF NEW PRODUCTS TO OUR BROAD CUSTOMER BASE.

  . HELPING TO BROADEN PUBLIC UNDERSTANDING AND ACCEPTANCE OF NEW TECHNOLOGIES AND PRODUCTS. We continue to address concerns of consumers, public interest groups and government regulators regarding the agricultural and food products developed through biotechnology. We hope to broaden public understanding and acceptance of biotechnology through a number of initiatives we have launched that educate the public on the safety and benefits of plant biotechnology.

RISK FACTORS

    The principal risks we face in implementing our strategy are:

    . failing to maintain or secure consumer confidence in, or to maintain or receive governmental approvals for, our products developed through biotechnology;

    . increasing generic and branded competition for Roundup, on which our business is substantially dependent, following the expiration of our U.S. patent protection in September 2000; and

    .  the other risks described in "Risk Factors."

                  OUR RELATIONSHIP WITH PHARMACIA CORPORATION

    On December 19, 1999, old Monsanto entered into a merger agreement with Pharmacia & Upjohn, pursuant to which a wholly owned subsidiary of old Monsanto merged with and into Pharmacia & Upjohn, with Pharmacia & Upjohn surviving as a wholly owned subsidiary of old Monsanto. In connection with the merger, old Monsanto changed its name from "Monsanto Company" to "Pharmacia Corporation." The merger became effective on March 31, 2000. We were incorporated in Delaware on February 9, 2000 as a wholly owned subsidiary of old Monsanto under the name "Monsanto Ag Company." On March 31, 2000, we changed our name to "Monsanto Company."

    Until the completion of this offering, we will continue as a wholly owned subsidiary of Pharmacia. After the completion of this offering, Pharmacia will own approximately 86.3% of our outstanding common stock, or 84.5% if the underwriters exercise their over-allotment option in full. Pharmacia has informed us that it has no present plans to dispose of its interest in our common stock.

    Prior to this offering, we entered into agreements with Pharmacia related to the transfer of our business operations from Pharmacia. These agreements provided for, among other things, the transfer from Pharmacia to us of assets and the assumption by us of liabilities relating to our business, which have been substantially completed. For more information regarding the assets and liabilities transferred to us, see "Arrangements Between Monsanto and Pharmacia," "Merger and Reorganization Transactions Occurring Prior to This Offering," "Pro Forma Condensed Combined Financial Statements" and our combined financial statements and the notes to these statements that are included elsewhere in this document.

    The agreements between us and Pharmacia also govern our various interim and ongoing relationships. See "Risk Factors--Risks Related to Our Relationship with Pharmacia" and "Arrangements Between Monsanto and Pharmacia."

                                  THE OFFERING

Common stock offered........  35,000,000 shares

Common stock to be
 outstanding  immediately
 after this offering........  255,000,000 shares

Common stock to be held by
 Pharmacia immediately
 after this  offering.......  220,000,000 shares

Dividend policy.............  Our board of directors intends to declare quarterly dividends on our common stock. We expect that the quarterly dividend rate will be $0.12 per share (an annual rate of $0.48 per share). We expect that a prorated fourth quarter dividend will be declared in January 2001 and paid on February 1, 2001. See "Dividend Policy."

Use of proceeds.............  We expect to use the estimated $744.2 million of net proceeds from this offering to pay off a substantial portion of the commercial paper obligations issued by Pharmacia that are to be assumed by Monsanto. If the overallotment option is exercised, we expect to use the estimated $111.6 million of additional net proceeds to reduce further such commercial paper obligations. See "Use of Proceeds."

New York Stock Exchange
symbol......................  MON

    Unless we specifically state otherwise, the information in this document does not take into account the possible issuance of up to 5,250,000 additional shares of our common stock, which the underwriters have the option to purchase from us solely to cover over-allotments. If the underwriters exercise this option in full, there will be 260,250,000 shares of our common stock outstanding following this offering. See "Underwriting."

    We expect to grant options to employees and directors as of the date of this offering to purchase an aggregate of approximately 24.1 million shares of our common stock at an exercise price equal to the initial public offering price. See "Management--Incentive Plans--Monsanto 2000 Management Incentive Plan" and "--Monsanto Broad-Based Stock Option Plan."

                                ----------------

    We were incorporated in Delaware on February 9, 2000 as a wholly owned subsidiary of old Monsanto under the name "Monsanto Ag Company." On March 31, 2000, we changed our name to "Monsanto Company." Our principal executive offices are located at 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, and our telephone number is (314) 694-1000. Our website is WWW.MONSANTO.COM. The information and content contained on our website are not part of this document.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

   The following summary historical and pro forma financial data should be read together with "Pro Forma Condensed Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements and the notes to those combined financial statements included elsewhere in this prospectus. The combined operating results data, cash flow measures and other selected data set forth below for the six months ended June 30, 2000 and 1999 and the combined financial position data as of June 30, 2000 are derived from our unaudited combined financial statements included elsewhere in this document. The combined operating results data, cash flow measures and other selected data set forth below for the years ended December 31, 1999, 1998, and 1997 are derived from our audited combined financial statements included elsewhere in this document. The combined operating results data, cash flow measures and other selected data for the years ended December 31, 1996 and 1995 are derived from our unaudited combined financial statements that are not included in this document. In the opinion of management, these unaudited financial data have been prepared on a basis consistent with the audited financial statements included in this document and include all adjustments, which are only normal, recurring adjustments, necessary for a fair statement of the operating results and financial position for the unaudited periods.

   The historical financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented. Financial information for the first six months of 2000 should not be annualized. We have historically generated the majority of our sales during the first half of the year, primarily due to the timing of the planting and growing season. As a result, in each of the last two years all of our operating income was generated in the first half of the year and we incurred operating losses in the second half of the year. See Note 17 of Notes to Combined Financial Statements. Consistent with this, cash used in operations has historically been higher during the first half of the year, which has resulted in higher borrowings than at year end.

                          SIX MONTHS
                          ENDED JUNE
                              30,                 YEAR ENDED DECEMBER 31,
                         --------------  ---------------------------------------------
                          2000    1999    1999       1998       1997    1996   1995(4)
                         ------  ------  ------  ------------- ------  ------  -------
                                                 (IN MILLIONS)
OPERATING RESULTS:
Net Sales............... $3,290  $3,136  $5,248     $ 4,448    $3,673  $2,928  $2,429
Income from
 Operations(1)..........    635     746     610          55        13     506     512
Income (Loss) Before
 Income Taxes...........    479     581     263         (60)        1     531     544
Net Income (Loss).......    269     369     150        (125)       31     319     365
CASH FLOW MEASURES:
Net Cash Provided by
 (Used in) Operations... $ (822) $ (513) $  120     $  (528)   $  248  $ (518)    N/A
Net Cash (Used in)
 Investing Activities...   (424)   (290)   (415)     (4,544)   (1,878)   (223)    N/A
Net Cash Provided by
 Financing Activities...  1,261     837     284       5,073     1,581     825     N/A
OTHER SELECTED DATA:
Capital Expenditures.... $  325  $  263  $  632     $   432    $  298  $  216      98
Depreciation and
 Amortization...........    275     251     547         368       245     148     142
EBIT(2).................    607     717     506          34        21     530     517
EBIT (excluding unusual
 items)(2)(3)...........    764     717     607         638       654     610     N/A
EBITDA(2)...............    882     968   1,053         402       266     678     N/A
EBITDA (excluding
 unusual items)(2)(3)...  1,039     968   1,154       1,006       899     758     N/A

                                                               JUNE 30, 2000
                                                              ----------------
                                                                        PRO
                                                              ACTUAL  FORMA(5)
                                                              ------- --------
                                                               (IN MILLIONS)
FINANCIAL POSITION:
Total Assets................................................. $12,351 $12,399
Working Capital..............................................   1,917   2,043
Short- and Long-Term Debt of Parent Attributable to Monsanto
 Company Agricultural Business...............................   5,557   2,690
Equity.......................................................   4,943   7,446

(1) Income from operations for the six months ended June 30, 2000 included $157 million in costs associated with our plan to focus on key projects, resulting in the termination of certain research and development programs and the reversal of restructuring reserves; for 1999 included $50 million for accelerated business integration costs and the reversal of restructuring reserves established in 1998; for 1998 included $583 million for restructuring charges and the write-off of acquired in-process research and development; for 1997 included $633 million for the write-off of acquired in-process research and development; for 1996 included restructuring and other unusual charges of $95 million; and for 1995 included net restructuring expenses and other unusual items of $17 million.

(2) EBIT is defined as earnings before interest and taxes. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA eliminates the effect of depreciation of tangible assets and amortization of intangible assets, most of which were acquired in seed company acquisitions accounted for under the purchase method of accounting. The presentation of EBIT (excluding unusual items) and EBITDA (excluding unusual items) is intended to supplement investors' understanding of our operating performance. It is not intended to replace net income, cash flows, financial position or comprehensive income, and it is not a measure of financial performance as determined in accordance with accounting principles generally accepted in the United States. EBITDA (excluding unusual items) may not be comparable to other companies' EBITDA performance measures because those companies may not exclude unusual items.

(3) Unusual items for the six months ended June 30, 2000 included $157 million in costs associated with our plan to focus on key projects, resulting in the termination of certain research and development programs and the reversal of restructuring reserves; for 1999 included $101 million for accelerated business integration costs, failed merger costs, restructuring reversals and a gain on the sale of a business; for 1998 included $604 million for restructuring costs, the write-off of acquired in process research and development and charges to cancel DEKALB Genetics Corporation stock options; for 1997 included $633 million for the write-off of acquired in-process research and development; for 1996 included $80 million for restructuring and other unusual charges which were partially offset by minority interest associated with certain asset impairments; and for 1995 included net restructuring expenses and other unusual items of $17 million.

(4) The cash flow measures for 1995 are not available because it is not practicable to prepare.

(5) The pro forma financial position data presented above are derived from our unaudited pro forma condensed combined financial statements included elsewhere in this document. They are presented for illustrative purposes only and illustrate the estimated effects of the separation of our businesses from those of Pharmacia, this offering and related transactions described in the notes to our unaudited pro forma condensed combined financial statements as if these transactions had occurred on June 30, 2000.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND THE OTHER INFORMATION CONTAINED IN THIS DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND RELATED NOTES, BEFORE INVESTING IN OUR COMMON STOCK. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT. IF ANY OF THE EVENTS DESCRIBED BELOW WERE TO OCCUR, OUR BUSINESS, PROSPECTS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR CASH FLOW COULD BE MATERIALLY ADVERSELY AFFECTED.

                         RISKS RELATED TO OUR BUSINESS

NEGATIVE PUBLICITY CONCERNING, OPPOSITION TO, AND LEGAL DEVELOPMENTS AFFECTING, PRODUCTS DEVELOPED THROUGH BIOTECHNOLOGY COULD HAVE A NEGATIVE IMPACT ON OUR SALES, PROFITS OR STOCK PRICE

    The commercial success of our products developed through biotechnology may be adversely affected by claims that genetically modified plant products are unsafe for consumption, pose risks of damage to the environment and create legal, social and ethical dilemmas. The development and sales of our products have been, and may in the future be, delayed or impaired because of adverse public perception or regulatory concerns about the safety of our products and the potential effects of these products on other plants, animals, human health and the environment. For instance:

  . some countries, primarily in the European Union, have instituted a de facto moratorium on the planting of some genetically modified seeds or on the import of grain produced from these seeds;

  . some countries, including Japan, and the European Union have imposed labeling requirements on genetically modified agricultural and food products, which may affect the acceptance of these products;

  . court decisions in Brazil have delayed planting of Roundup Ready soybeans in that country;

  . two university studies have found that a competitor's Bt corn, which contains traits resistant to certain insects, is harmful to the Monarch butterfly, a non-target species, and these findings could lead to further restrictions on the planting of Bt corn generally;

  . Kraft Foods recently announced a voluntary nationwide recall of taco shells after tests indicated the presence in certain samples of genetically modified corn approved for animal feed use but not for human food. While all Monsanto biotechnology products currently being sold have been approved for feed and food use, this broader industry issue could negatively affect the regulatory process, food company use and public acceptance of biotechnology products;

  . partly in response to criticism by opponents of biotechnology, the Clinton Administration has recently announced steps to strengthen science-based governmental regulation of agricultural biotechnology products and consumers' access to information about the products of agricultural biotechnology;

  . companies in food-related industries, such as the Archer Daniels Midland Company, have paid premiums for non-genetically modified crops, and other companies, such as Gerber Products Company, have announced that they will not use genetically modified crops; and

  . advocacy groups have engaged in publicity campaigns and filed lawsuits in various countries against companies, including ours, seeking to halt biotechnology approval activities or influence public opinion against products developed through biotechnology.

Failure to maintain or secure consumer confidence in, or to maintain or receive governmental approvals for, our products could have a significant negative impact on our sales, profits or stock price.

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

OUR HEAVY DEPENDENCE ON SALES OF OUR ROUNDUP HERBICIDES COULD ADVERSELY AFFECT OUR BUSINESS AND PLACE US AT A COMPETITIVE DISADVANTAGE

    Our business is substantially dependent upon the sale of our family of Roundup and other glyphosate-based herbicides, which in 1999 accounted for approximately 73% of our Agricultural Productivity segment sales and approximately 50% of our total sales. Further, our agricultural chemicals business is less diversified with respect to product offerings than the agricultural chemicals businesses of our principal competitors, which may give these competitors an advantage in meeting customer needs. Should an event occur that adversely affects nonselective herbicides in general, or Roundup in particular, our business would be adversely affected and our competitors that offer a broader array of products may have a competitive advantage.

INCREASED GENERIC AND BRANDED COMPETITION FOR ROUNDUP HERBICIDES FOLLOWING THE EXPIRATION OF OUR U.S. PATENT PROTECTION IN SEPTEMBER 2000 COULD NEGATIVELY AFFECT OUR SALES AND PROFITS

    Our sales and profits could be adversely affected because our patent protecting glyphosate, the active ingredient in Roundup, expired in the United States on September 20, 2000. Sales of the family of Roundup herbicides protected by this patent in the United States, excluding our Roundup lawn and garden products, represented approximately 20% of our total company sales in 1999. Following the expiration of our patent, these herbicides are likely to face increasing competition from lower-priced generic and branded glyphosate products.

    Our sales and profits may decline as we reduce our prices on Roundup herbicides. We reduced our prices on Roundup products in the United States by 16% to 22% in September 1998 for the following growing season and expect to reduce such prices further. There is no assurance that any increase in volumes will offset price reductions. If they do not, our profits will decline.

OUR PRODUCT DEVELOPMENT EFFORTS DEPEND ON NEW TECHNOLOGIES THAT MAY NOT BE SUCCESSFUL, WHICH COULD HAVE A NEGATIVE IMPACT ON OUR GROWTH

    Our failure to develop successful new or improved products, which require substantial time and resources to develop, could adversely affect our sales, business growth and stock price. We invested $409 million, $536 million and $695 million in research and development in 1997, 1998 and 1999, respectively. Our substantial investments may not result in significant increased revenues, particularly over the next several years. To date, companies have developed and commercialized relatively few genetically enhanced agricultural products. Commercialization requires years of development and involves risks of failure inherent in the development of products based on innovative technologies. These risks include the possibility that:

  . these technologies or any or all of the products based on these technologies will be ineffective, or otherwise will fail to receive necessary regulatory clearances;

  . the products will be difficult to produce on a large scale or will be uneconomical to market;

  . proprietary rights of third parties will prevent us or our collaborators from marketing products; and

  . third parties will market superior or equivalent products or will reach the market with their products first.

THE VALUE OF OUR INTELLECTUAL PROPERTY COULD DIMINISH DUE TO TECHNOLOGICAL DEVELOPMENTS OR CHALLENGES BY COMPETITORS, MAKING OUR PRODUCTS LESS COMPETITIVE

    The increasing importance of technology development and intellectual property protection in the agricultural industry increases the risk that technological advances by others could render our products less competitive.

    Our intellectual property rights are material to the operation of our business. We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions, Plant

Variety Protection Act registrations and licensing arrangements to establish and protect our intellectual property. However, our business could be negatively affected by any of the following:

  . our pending patent, Plant Variety Protection and trademark registration applications may not be allowed or may be challenged successfully by our competitors;

  . our products may rely on the technology of others and, therefore, require us to obtain intellectual property licenses from other parties in order for us to sell our products;

  . we may be unable to obtain such intellectual property licenses that are necessary or useful to our business on favorable terms, or at all; or

  . litigation involving our intellectual property rights may have adverse results.

    Claims of intellectual property infringement may require us to enter into costly royalty or license agreements, subject us to substantial damage claims or cause us to stop using such technology absent a license agreement. See "Business--Legal Proceedings" for a summary of our material pending litigation.

THIRD PARTIES MAY INFRINGE ON OUR INTELLECTUAL PROPERTY RIGHTS, AND WE MAY EXPEND SIGNIFICANT RESOURCES ENFORCING OUR RIGHTS OR BE COMPETITIVELY DISADVANTAGED

    If we fail to protect our intellectual property rights from infringement by third parties, our competitive position could suffer, which could harm our profits. We spend significant resources to monitor and deter unauthorized use of our intellectual property rights. We may not be able to detect or prevent infringement or may lose our competitive position in the market before we do so. See "Business--Legal Proceedings" for a summary of material suits we have filed against our competitors alleging patent infringement.

THE SCOPE OF PATENT PROTECTION FOR OUR BIOTECHNOLOGY AND GENOMICS INTELLECTUAL PROPERTY IS UNCERTAIN, AND CHANGES IN PATENT LAW COULD DIMINISH THE VALUE OF OUR INTELLECTUAL PROPERTY

    Patent positions in biotechnology and genomics generally are uncertain and involve complex legal and factual questions that will determine which company has the right to develop a particular product. Our competitors may be able to commercialize our biotechnology or genomics discoveries. Very little case law now exists regarding the enforceable breadth of claims in biotechnology and genomics patents. There has been, and continues to be, intense debate on the scope and appropriateness of patent protection for both partial gene sequences and full-length genes. The biotechnology and genomics patent situation outside the United States is even more uncertain and currently is undergoing review and revision in many countries. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property.

FAILURE TO OBTAIN REGULATORY APPROVALS COULD DELAY OR PREVENT SALES OF OUR PRODUCTS

    The field-testing, production and marketing of our products are subject to extensive regulations and numerous governmental approvals, which vary widely among jurisdictions where our products are sold and substantially increase our costs and the time it takes to bring our products to market. Regulatory authorities can block the sale or import of our products or order a recall of products already on the market, which could adversely affect our business. For example, we failed to obtain approval to market our bovine growth hormone in the European Union. As a result, our bovine growth hormone has not yet been sold in the European Union and will not be sold unless approval is obtained. Regulatory authorities also can impose conditions that delay production and sale of our products, or that make the sale of our products technically or commercially unfeasible. For instance, legal, regulatory and political hurdles have delayed approval of the planting or importing of our Roundup Ready corn in the European Union and our Roundup Ready soybeans in Brazil.

REGULATION OF AGRICULTURAL BIOTECHNOLOGY IS RAPIDLY EVOLVING AND NEW, MORE BURDENSOME REGULATORY REQUIREMENTS MAY ADVERSELY AFFECT OUR BUSINESS

    Biotechnology in seed is relatively new and the biotechnology seed industry is emerging, so the regulation of biotechnology seed quality is rapidly evolving. As a result, regulatory authorities may impose new requirements that increase our costs or adversely affect our business. The proliferation of BACILLUS THURINGIENSIS (Bt) products, which contain traits resistant to certain insects, in multiple crops could result in significant regulatory restrictions on the total acres planted with such crops in order to prevent the development of insect resistance. For example, the U.S. Environmental Protection Agency
(EPA) imposed limitations on the planting of Bt corn, including minimum acreage requirements for non-genetically modified corn. Separately, the U.S. Department of Agriculture (USDA) has proposed a rule defining the term "organic" that excludes genetically modified crops. The scope and content of these regulations are subject to varying degrees of controversy, public interest and political circumstances, and, as a result, regulations have changed and may change substantially in the future. For example, the EPA has required us and other Bt producers to conduct additional monitoring of the effects of Bt-related products on non-target species. The U.S. Food and Drug Administration (FDA) has announced that it will strengthen its review of foods produced from agricultural biotechnology to include a mandatory procedure for notification of the FDA at least 120 days prior to marketing a product, to make supporting scientific information available to the public, and to include guidelines for voluntary labeling of non-biotech food. In addition, the establishment of new organizations at the national and international levels responsible for monitoring or studying the safety and environmental effects of genetically modified crops and foods could lead to the adoption of more burdensome regulations.

CONCERNS ABOUT SEED QUALITY, INCLUDING THE POSSIBLE PRESENCE OF UNINTENDED BIOTECHNOLOGY MATERIAL, MAY RESULT IN CLAIMS AGAINST US OR NEW REGULATORY REQUIREMENTS

    The detection of unintended biotechnology material in pre-commercial seed, commercial seed varieties or the crops and products produced can result in unmarketability of crops grown, potential liability for us as seed producers or technology providers, or governmental regulatory compliance actions such as crop destruction or product recalls. For instance, the presence of Roundup tolerance in conventional canola seed in the European Union resulted in government-mandated destruction of growing crops in some countries, and more recently, the reported presence of a competitor's Bt gene not approved for food use in taco shells in the United States has resulted in government scrutiny and a voluntary nationwide product recall. Concerns about seed quality related to biotechnology could also lead to additional regulations on our business, such as regulations related to testing procedures, mandatory governmental reviews of biotechnology advances, or the integrity of the food supply chain from the farm to the finished product. Efforts to establish practical science-based regulation and appropriate testing programs and detection methods are affected by the conflicts over public acceptance.

WE FACE AGGRESSIVE COMPETITION IN ALL AREAS OF OUR BUSINESS, AND IF WE DO NOT COMPETE EFFECTIVELY, OUR BUSINESS WILL BE HARMED

    The agricultural industry is highly competitive, rapidly changing and undergoing consolidation, and we may not be able to compete effectively. Our principal competitors are major international agrochemical and agricultural biotechnology corporations, including companies that are part of much larger pharmaceutical or chemical companies, with substantially greater resources than we have for research and development, production or marketing. In addition, we face competition from biotechnology and genomics companies, from academic research institutions, and from seed and food companies with conventional biotechnology research and development programs. We are unable to predict what effect consolidations in the industry may have on price, selling strategies, intellectual property or our competitive position.

    As new products enter the market, our products may become obsolete or our competitors' products may be more effective, or more effectively marketed and sold, than our products. Changes in technology and customer preferences may result in short product life cycles. To remain competitive, we will need to develop new products and enhance our existing products in a timely manner. We anticipate that we may have to adjust prices on many of our products to stay competitive and our profit margins may fall. In addition, new competitors may emerge, and entire product lines may be threatened by new technologies or market trends that reduce the value of these product lines. Our failure to maintain our competitive position could have a material adverse effect on our business and results of operations.

OUR BUSINESS IS HIGHLY SEASONAL AND WE HAVE HISTORICALLY INCURRED LOSSES IN OUR THIRD AND FOURTH QUARTERS

    The sale of agricultural chemicals and seeds is dependent upon the planting and growing season, which varies from year to year, resulting in both highly seasonal patterns and substantial fluctuations in our quarterly sales and profitability. For example, in 1999, approximately 60% of our sales were recorded in the first half of the year, which corresponds to the period that farmers in the northern hemisphere purchase most of their seeds and chemicals for the planting season. We had net income of approximately $369 million in the first half of 1999 compared to a net loss of approximately $219 million in the second half of 1999. The net loss for the second half of 1999 included $81 million of unusual items. See Note 17 of Notes to our Combined Financial Statements included elsewhere in this document. The third quarter falls after the end of the northern hemisphere agricultural season and before the beginning of the main selling season in the southern hemisphere. As a result, historically, we have our lowest quarterly net sales levels in the third quarter and we have historically had net losses. We expect a similar level of sales and a loss in the third quarter of 2000.

UNEXPECTED FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS MAY CAUSE OUR STOCK PRICE TO DECLINE

    A large proportion of our costs, including our selling, general and administrative expenses, research and development costs, and production costs, do not vary directly in relation to sales. Thus, declines in revenue, even if small, could disproportionately affect our quarterly operating results, could cause such results to differ materially from expectations and could cause our stock price to decline.

WE REQUIRE A SUBSTANTIAL AMOUNT OF SHORT-TERM FINANCING TO FUND OUR WORKING CAPITAL; ANY DOWNGRADE IN OUR CREDIT RATING COULD NEGATIVELY AFFECT OUR PROFITABILITY AND SALES

    Like many other agricultural companies, we regularly extend credit to our customers to enable them to acquire agricultural chemicals and seeds at the beginning of the growing season. Our credit practices, combined with the seasonality of our sales, make us dependent on our ability to obtain substantial short-term financing to fund our cash flow requirements. Our need for short-term financing typically peaks in the second quarter, varying with the timing of the planting season for a particular year. For example, our short- and long-term debt increased from $4.4 billion on December 31, 1999 to $5.6 billion on June 30, 2000.

    We expect to continue to access the commercial paper market to meet our seasonal financing needs in the future. Because our customer base depends upon our ability to extend credit that we finance with short-term borrowing, downgrades in our credit rating or other limitations on our ability to access short-term financing would increase our interest costs and adversely affect our sales to customers and our profitability.

THE MAJORITY OF OUR DEBT CONSISTS OF VARIABLE-RATE, SHORT-TERM OBLIGATIONS, WHICH CREATES INTEREST RATE AND REFINANCING RISKS

    As of the closing of this offering, the majority of our debt will consist of variable-rate, short-term obligations that we will assume from Pharmacia on or before the closing of this offering, which will expose us to interest rate and refinancing risks. Changes in interest rates could adversely affect our results of operations, particularly in the second and third quarters, when our short-term debt levels are highest. We may over time refinance all or part of our commercial paper with medium- and/or long-term debt with fixed interest rates, subject to market conditions. We expect any such refinancing would be at higher interest rates than that for short-term commercial paper. There is no assurance that we will be able to refinance our debt when it matures.

WE EXPECT TO INCUR SUBSTANTIAL CHARGES THAT WILL NEGATIVELY AFFECT OUR REPORTED NET INCOME (LOSS)

    We expect to record pretax charges of between $275 million and $325 million over the twelve- to eighteen-month period beginning July 1, 2000, of which approximately $130 million to $150 million is expected to be taken in the third and fourth quarters of 2000, which will negatively affect our reported net income (loss) over this period. These charges, as well as $157 million of net pretax charges we recorded in the first six months of 2000, are primarily associated with our plan to stringently focus our research and development programs on the four key crops of corn, soybeans, wheat and cotton and our plan to streamline our operations. Our plan includes charges to eliminate certain non-core programs, such as laureate oil and wheat quality programs, and facility shut-down, asset impairment and employee termination costs. While we anticipate these actions totaling $425 million to $475 million pretax will yield future annual cash savings, the timing of the charges as well as the timing and the amounts of any savings realized may vary from our estimates.

OUR BUSINESS IS SUBJECT TO WEATHER CONDITIONS, COMMODITY PRICES AND OTHER FACTORS BEYOND OUR CONTROL, WHICH MAY NEGATIVELY AFFECT SALES OF OUR PRODUCTS

    Factors beyond our control may adversely affect the volumes and prices of the agricultural chemicals and seeds we sell. Our business is sensitive to weather conditions, including extremes such as drought, and to natural disasters, each of which affect commodity prices, product performance, seed yields and decisions by growers regarding purchases of seeds, traits and chemicals. Commodity prices, government agricultural programs and consumer preferences also affect growers' decisions about the types and amounts of crops to plant. All of these factors may negatively influence sales of our products and affect our pricing opportunities, selling strategies and collection practices. If we fail to forecast accurately and manage inventory effectively, there could be an unexpected shortfall or surplus of our products, which could have a material adverse effect on our business.

WE MAY NOT PREVAIL IN ONGOING LITIGATION AND MAY BE REQUIRED TO PAY SUBSTANTIAL DAMAGES

    We are involved in several major lawsuits regarding contract disputes, intellectual property issues, biotechnology, antitrust allegations and other matters. An adverse outcome in any of these lawsuits could have a material adverse effect on our cash flow and results of operations. Litigation is costly and time-consuming, and diverts our management and key personnel from our business operations. Material pending litigation includes:

  . a $65 million April 1999 jury verdict, which we are appealing, in favor of Aventis CropScience S.A. (formerly Rhone Poulenc Agrochimie S.A.) for compensatory and punitive damages in connection with our Roundup Ready corn;

  . October 1998 lawsuits by Pioneer Hi-Bred International, Inc. claiming misappropriation of trade secrets related to corn breeding, patent law violations and other matters;

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

  . December 1999 and February 2000 class action lawsuits made on behalf of purchasers of some of our genetically modified crops containing our patented technology and growers of non-genetically modified crops;

  . a January 2000 lawsuit by Delta and Pine Land Company seeking unspecified compensatory damages for lost stock market value of not less than $1 billion, as well as punitive damages, arising from the failure of our proposed merger with Delta and Pine Land; and

  . two March 2000 lawsuits by E.I. DuPont de Nemours and Company seeking damages and equitable relief for alleged federal antitrust and state law violations in connection with glyphosate-related and glyphosate-tolerant soybean business matters.

    We have generally not established reserves for the foregoing matters. These and other pending litigation matters are discussed under "Business--Legal Proceedings."

OUR PRODUCTS MAY LOSE THEIR EFFECTIVENESS, WHICH WOULD RENDER THEM LESS ATTRACTIVE TO OUR CUSTOMERS AND COULD RESULT IN CLAIMS FOR LOSSES FROM OUR CUSTOMERS

    It is possible that weeds could develop resistance to Roundup or our other herbicides. It is also possible that pests could develop a resistance to one or more of the pest protections in our plant products. In either case, our products would become less attractive to our customers and our profits might decline. In addition, we may be held liable if any product we develop, or any product that is made with the use or incorporation of any of our technologies, causes injury or damages, which may adversely affect our business or profits.

WE DERIVE A SUBSTANTIAL PORTION OF OUR REVENUES FROM FOREIGN MARKETS, WHICH SUBJECTS US TO ADDITIONAL BUSINESS RISKS

    Changes in exchange rates between the U.S. dollar and other currencies will result in increases or decreases in our costs and earnings, and also may affect the book value of our assets outside the United States and the amount of our shareholders' equity. We record our transactions and prepare our financial statements in U.S. dollars, but a significant portion of our earnings and expenditures are in other currencies. Operations outside the United States provided approximately 45% of our 1999 net sales. To the extent we sell our products in U.S. dollars in foreign markets, currency fluctuations may result in our products becoming too expensive for foreign customers. Our international operations could also be adversely affected by changes in political and economic conditions, trade protection measures and changes in regulatory requirements that restrict sales of our products or increase our costs.

IF WE LOSE KEY MANAGEMENT OR OTHER PERSONNEL, OUR BUSINESS MAY BE ADVERSELY AFFECTED

    We depend on the experience and expertise of our senior executive officers and other personnel. We do not have employment agreements with most of our key personnel. Competition among biotechnology and genomics companies for qualified employees is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly-skilled employees required for our activities could hinder our ability to conduct research activities successfully and develop marketable products.

OUR CURRENT AND FORMER OPERATIONS EXPOSE US TO RISKS OF ENVIRONMENTAL
LIABILITIES

    Increasingly stringent environmental regulations restrict the amount and types of pollutants that can be released from our operations into the environment. Compliance with these and any future regulations could require significant capital investments in pollution control equipment or changes in the way we make our products. In addition, because we use hazardous and other regulated materials in our product development programs and manufacturing processes, we are subject to risks of accidental contamination, personal injury claims and civil and criminal fines, any of which could be material to our cash flow or earnings. For example,

  . we have remediated, and currently are remediating, some of our operating plant sites, as well as certain properties that we have sold;

  . we are funding, along with other potentially responsible parties, the cleanup of approximately 10 Superfund sites where we (or our predecessors) and others disposed of wastes in the past;

  . we have agreed to indemnify Pharmacia for any liability associated with contamination from past operations at all properties to be transferred from Pharmacia to us and at certain sites used in old Monsanto's former businesses; and

  . we are responsible for the environmental liabilities that Solutia Inc., old Monsanto's former chemicals businesses, assumed from old Monsanto on September 1, 1997, in the event that Solutia Inc. is unable to satisfy its legal obligations with respect to these liabilities. Solutia has publicly disclosed that, as of December 31, 1999, it had accrued liabilities of $88 million for plants no longer in operation and third-party sites for which it assumed responsibility from old Monsanto, $81 million for solid and hazardous waste remediation and for post-closure costs at Solutia's operating locations, and $32 million related to Superfund sites. Solutia estimated that its future expenses with respect to these matters could be as much as an additional $20 to $30 million based upon uncertainties related to evolving government regulations, the method and extent of remediation, and future changes in technology.

These and other environmental matters are described in more detail under "Business--Environmental Matters."

WE MAY NO LONGER HAVE ACCESS TO PHARMACIA FINANCIAL SUPPORT

    In the past, we operated our business as an unincorporated division of old Monsanto and our business was able to rely on the financial support of our parent company. Upon the closing of this offering, we will be assuming from Pharmacia commercial paper issued by Pharmacia. We have no other financing arrangements with Pharmacia and, following this offering, we may no longer have access to Pharmacia's financial or other resources.

                RISKS RELATED TO OUR RELATIONSHIP WITH PHARMACIA

OUR AGREEMENTS WITH PHARMACIA MAY BE LESS FAVORABLE TO US THAN IF THEY HAD BEEN NEGOTIATED AT ARM'S-LENGTH

    Our agreements with Pharmacia will be finalized while we are a wholly owned subsidiary of Pharmacia. Each of these agreements may be less favorable to us than if it had been negotiated at arm's-length.

OUR RELATIONSHIP WITH PHARMACIA MAY IMPAIR OUR ABILITY TO PURSUE NEW BUSINESS OPPORTUNITIES SUCCESSFULLY

    Our ability to take advantage of specific business opportunities is subject to procedures in our certificate of incorporation relating to allocation of business opportunities between Pharmacia and us. Our certificate of incorporation provides that, unless otherwise provided in a written agreement between us and Pharmacia, Pharmacia will have no duty to refrain from engaging in the same or similar activities or lines of business as our company engages in or proposes to engage in at the time of this offering. Furthermore, subject to applicable law, Pharmacia has no duty to communicate or offer to us any corporate opportunities that come to its attention. As a result, it may be more difficult for us to pursue successfully new business opportunities available to both Pharmacia and us, which could limit our potential sources of revenue and growth. In addition, we have established procedures in our certificate of incorporation that govern should one of our directors or officers who is also a director or officer of Pharmacia acquire knowledge of a corporate opportunity for both us and Pharmacia. See "Arrangements Between Monsanto and Pharmacia-- Allocation of Corporate Opportunities" for a description of allocation of business opportunities between the companies.

WE MAY HAVE BUSINESS CONFLICTS WITH PHARMACIA WITH RESPECT TO OUR PAST AND ONGOING RELATIONSHIPS THAT COULD HARM OUR PROFITABILITY

    Conflicts of interest may arise between Pharmacia and us relating to our past and ongoing relationships. For example, we and Pharmacia may dispute the nature and magnitude of tax, employee benefit, indemnification and other obligations arising from the separation of our businesses from those of Pharmacia, which could result in our making payments to Pharmacia related to the separation in excess of what we expect. Conflicts may arise over the ownership and use of our or Pharmacia's intellectual property, subjecting us to the risk of losing valuable patents and licenses and the risk of having to provide Pharmacia with licenses to our intellectual property, which could adversely affect our revenues and profits. In addition, disputes may occur over the nature, quality and pricing of services that we and Pharmacia provide to each other, potentially leading to services payments higher than we anticipate.

    We may not be able to resolve any potential conflicts, and, even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. See "Arrangements Between Monsanto and Pharmacia-- Separation Agreement--Arbitration and Dispute Resolution." The agreements we have entered into with Pharmacia may be amended upon agreement between Pharmacia and us.

BECAUSE OF THEIR OWNERSHIP OF PHARMACIA COMMON STOCK AND POSITIONS WITH PHARMACIA, OUR DIRECTORS AND EXECUTIVE OFFICERS MAY HAVE CONFLICTS OF INTEREST THAT COULD NEGATIVELY IMPACT OUR STOCK PRICE AND INCREASE OUR EXPOSURE TO LITIGATION

    Ownership of Pharmacia common stock by our directors and officers after the separation of our businesses from those of Pharmacia and the presence of Pharmacia officers and directors on our board of directors could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for Pharmacia and us. Investors may perceive these conflicts of interest as a burden on our operations, negatively affecting our stock price. These conflicts of interests could also lead to increased litigation based on stockholder claims that our directors or officers have breached their fiduciary duties. For information regarding directors' and officers' ownership of Pharmacia common stock, see "Management--Stock Ownership of Directors and Executive Officers." A majority of our directors following this offering will be directors or officers of Pharmacia.

CONTROL BY PHARMACIA WILL LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF MATTERS REQUIRING STOCKHOLDER APPROVAL AND COULD DISCOURAGE POTENTIAL ACQUISITIONS OF OUR COMPANY BY THIRD PARTIES

    As long as Pharmacia owns a majority of our outstanding common stock, Pharmacia will continue to be able to elect our entire board of directors and take stockholder action with respect to any matters without the vote of any other stockholder. Such matters could include:

  . the composition of our board of directors and, through it, decisions with respect to our business direction and policies, including the appointment and removal of officers;

  . any determinations with respect to mergers or other business combinations;

  .  our acquisition or disposition of assets;

  .  our capital structure;

  . changes to the agreements relating to the separation of our businesses from those of Pharmacia;

  .  payment of dividends on our common stock;

  .  determinations with respect to our tax returns; and

  .  other aspects of our business direction and policies.

    In addition, while Pharmacia owns a majority of our common stock, a supermajority approval by at least 80% of our directors is required with respect to specified matters with significant financial or strategic consequences. See "Management--Board Structure and Compensation--Governance Provisions."

    Pharmacia's voting control and board influence may have the effect of discouraging many types of transactions involving a change of control, including transactions in which you as a holder of our common stock might otherwise receive a premium for your shares over the then-current market price. Furthermore, Pharmacia is not prohibited from selling a controlling interest in us to a third party.

   RISKS RELATED TO THE SECURITIES MARKETS AND OWNERSHIP OF OUR COMMON STOCK

THE PRICE OF OUR COMMON STOCK MAY BE SUBJECT TO WIDE FLUCTUATIONS AND MAY TRADE BELOW THE INITIAL PUBLIC OFFERING PRICE

    Before this offering, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The market price of our common stock could be subject to significant fluctuations after this offering. Among the factors that could affect our stock price are the preceding risk factors, as well as reports in the press or investment community regarding acceptance of biotechnology, and strategic moves by us or our competitors, such as acquisitions or restructurings.

    Stock markets in general, and the markets for biotechnology and genomics stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock. In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price, which was determined by negotiations between the representatives of the underwriters and us. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND BYLAWS MAY DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY THAT STOCKHOLDERS MAY CONSIDER FAVORABLE, WHICH COULD DECREASE THE VALUE OF YOUR SHARES

    Our certificate of incorporation and bylaws and Delaware law contain provisions that become effective if we are no longer controlled by Pharmacia that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions include a classified board of directors and limitations on actions by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquiror. These provisions apply even if the offer may be considered beneficial by some stockholders.

OUR SHARE PRICE MAY DECLINE BECAUSE OF THE ABILITY OF PHARMACIA AND OTHERS TO SELL SHARES OF OUR COMMON STOCK

    Sales of substantial amounts of our common stock after this offering, or the possibility of such sales, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of equity securities. See "Shares Eligible for Future Sale" for a discussion of possible future sales of our common stock.

    After this offering, Pharmacia will own 86.3% of our outstanding common stock, assuming the underwriters' overallotment option is not exercised in full (84.5% if the underwriters' overallotment option is exercised in full). Pharmacia has advised us that its current intention is to continue to hold all of our common stock it beneficially owns. However, Pharmacia has no contractual obligation to retain its shares of our common stock, except for the 180-day period after the date of this document during which it has agreed not to sell any of its shares without the consent of the representatives of the underwriters, as described under "Underwriting." Subject to applicable federal and state securities laws, after the expiration of this 180-day waiting period (or before, with such consent), Pharmacia may sell any and all of the shares of our common stock that it beneficially owns or distribute any or all of these shares of our common stock to its stockholders. In addition, after the expiration of this 180-day waiting period, we could sell additional shares of our common stock, subject to Pharmacia's preemptive rights described under "Arrangements Between Monsanto and Pharmacia--Corporate Agreement." Sales or distributions by Pharmacia or us of our common stock in the public market or to Pharmacia's stockholders, or the perception that such sales or distributions could occur, could adversely affect prevailing market prices for the shares of our common stock.

    In connection with this offering, we intend to file a registration statement on Form S-8 to register approximately 25.2 million shares of our common stock that are or will be reserved for issuance under our stock incentive plans.

             CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

    You should not rely on forward-looking statements in this prospectus. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts" or "potential," or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We assume no obligation to update any of the forward-looking statements after the date of this prospectus.

    MERGER AND REORGANIZATION TRANSACTIONS OCCURRING PRIOR TO THIS OFFERING

THE MERGER

    On December 19, 1999, old Monsanto entered into a merger agreement with Pharmacia & Upjohn, pursuant to which a wholly owned subsidiary of old Monsanto merged with and into Pharmacia & Upjohn, with Pharmacia & Upjohn surviving as a wholly owned subsidiary of old Monsanto. In connection with the merger, old Monsanto changed its name from "Monsanto Company" to "Pharmacia Corporation." The merger became effective on March 31, 2000.

OUR FORMATION

    Old Monsanto and Pharmacia & Upjohn stated their intention in the merger agreement that, as promptly as practicable following the merger, the combined company would reorganize the agribusiness unit under the Monsanto name as a direct or indirect subsidiary and sell up to 19.9% of that subsidiary by means of an initial public offering of its common stock to be listed on the New York Stock Exchange.

    Until the completion of this offering, we will continue as a wholly owned subsidiary of Pharmacia. We and Pharmacia entered into agreements providing for the separation of our businesses from those of Pharmacia as of September 1, 2000, including a separation agreement. These agreements generally provide for, among other things:

  . the transfer from Pharmacia to us of assets and the assumption by us of liabilities primarily relating to our business;

  . the transfer and licensing to us of intellectual property relating to our business; and

  . various interim and ongoing relationships between the parties, including support services that we and Pharmacia will provide to each other.

    These agreements were made in the context of a parent-subsidiary relationship. The terms of these agreements may be more or less favorable than those we could have negotiated with unaffiliated third parties. For more information regarding the separation arrangements, see "Arrangements Between Monsanto and Pharmacia."

OUR CAPITALIZATION

    The debt on our historical Statement of Combined Financial Position represents the amount of debt incurred by old Monsanto that was specifically attributable to us, primarily for seed company acquisitions. Pharmacia will retain substantially all of the debt that was attributable to us, and these debt obligations will not be assumed by us, except for approximately $500 million of obligations relating to variable-rate, medium-term notes, approximately $50 million of debt owed by our subsidiaries and approximately $40 million of debt associated with our employee stock ownership plan. In addition, upon the closing of this offering, we will assume from Pharmacia an amount of commercial paper equal to the sum of approximately $1.8 billion plus the net proceeds we receive from this offering assuming no exercise of the overallotment option. The proceeds of this offering will be used to repay a portion of the commercial paper assumed from Pharmacia. We also expect to repay a portion of the commercial paper assumed from Pharmacia by the end of this year with a portion of the cash flows from our business. The factors considered in determining our initial capitalization include the amount of debt incurred by old Monsanto that was specifically attributable to us, our expected financing requirements for working capital and capital expenditures, as well as our desired credit ratings.

BENEFITS OF THE REORGANIZATION

    We believe that we will realize benefits from the separation of our businesses from those of Pharmacia, including the following:

  . GREATER STRATEGIC FOCUS. As a result of having our own board of directors and separate management team, we expect to have a sharper focus on our business and strategic opportunities.

  . INCENTIVES FOR EMPLOYEES MORE CLOSELY TIED TO OUR BUSINESS. We expect the motivation of our employees and the focus of our management will be strengthened by incentive compensation programs tied to the market performance of our common stock. The separation will enable us to offer our employees compensation directly linked to the performance of our business, which we expect to enhance our ability to attract and retain qualified personnel.

  . MORE FOCUSED INVESTOR BASE. As a separate company, we will provide an opportunity to invest in a business focused on agriculture and biotechnology. Our company will be followed by analysts who focus on this sector. We expect that this will allow for a more efficient equity valuation of our business than if it were to be valued as a part of a larger pharmaceuticals company.

                                USE OF PROCEEDS

    We estimate that our net proceeds from this offering will be approximately $744.2 million, after deducting estimated underwriting discounts and commissions, assuming an initial public offering price at the midpoint of the range on the cover page of this prospectus. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $855.8 million. We plan to use the net proceeds from this offering to repay a portion of the commercial paper that we will assume from Pharmacia contemporaneously with the closing of this offering. The maturity and interest rate of the commercial paper to be repaid with the proceeds of this offering will not be known until after the date of this document.

                                DIVIDEND POLICY

    Our board of directors intends to declare quarterly dividends on our common stock. We expect that the quarterly dividend rate will be $0.12 per share (an annual rate of $0.48 per share). We expect that a prorated fourth quarter dividend will be declared in January 2001 and paid on February 1, 2001. The declaration and payment of dividends by us is subject to the discretion of our board of directors. Our board of directors will take into account such matters as:

  .  general economic and business conditions;

  .  our strategic plans;

  .  our financial results and condition;

  . contractual, legal and regulatory restrictions on our ability to pay dividends; and

  . such other factors as our board of directors may consider to be relevant.

                                 CAPITALIZATION

    Set forth below as of June 30, 2000 is our unaudited actual capitalization and pro forma capitalization that gives effect to the pro forma adjustments described in "Pro Forma Condensed Combined Financial Statements." Historically, due to the seasonality of our business, cash provided by operations has not been sufficient in the first half of the year to fund our working capital requirements, resulting in an increase in borrowings relative to our year end debt levels. You should read the information below together with "Selected Financial Data," "Pro Forma Condensed Combined Financial Statements" and the notes to the pro forma financial statements, our historical combined financial statements and the notes to those statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                              JUNE 30, 2000
                                                           --------------------
                                                           ACTUAL  PRO FORMA(1)
                                                           ------- ------------
                                                              (IN MILLIONS)
Short-term debt of parent attributable to Monsanto
 Company Agricultural Business...........................  $ 1,912   $ 1,698
Long-term debt of parent attributable to Monsanto Company
 Agricultural Business ..................................    3,645       992
Equity...................................................    4,943     7,446
                                                           -------   -------
  Total Capitalization...................................  $10,500   $10,136
                                                           =======   =======

--------
(1) Reflects pro forma adjustments giving effect to the separation of our businesses from those of Pharmacia, this offering and related transactions as if these transactions had occurred on June 30, 2000 as described in the "Pro Forma Condensed Combined Financial Statements" and the notes to those statements.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS
               PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

    On December 19, 1999, old Monsanto and Pharmacia & Upjohn entered into a definitive merger agreement to combine in a merger of equals transaction, with the combined entity following the merger being renamed "Pharmacia Corporation." In connection with the merger agreement, the parties announced a plan to create a wholly owned subsidiary, to be named "Monsanto Company," and to offer up to 19.9% of Monsanto in an initial public offering. Upon completion of Monsanto's initial public offering, Pharmacia will own over 80.1% of Monsanto's outstanding common stock. Monsanto is comprised of the former Agricultural Products segment of old Monsanto and certain smaller research and business operations. These operations are referred to in these pro forma condensed combined financial statements as Monsanto Company Agricultural Business ("Monsanto Ag"), a division of Pharmacia Corporation and the predecessor to Monsanto Company.

    We prepared the following pro forma condensed combined financial statements of Monsanto Ag as of and for the six months ended June 30, 2000 and for the year ended December 31, 1999 to illustrate the estimated effects of the separation of our businesses from those of Pharmacia, this offering and related transactions described in the notes to pro forma condensed combined financial statements as if they had occurred as of the beginning of each period presented for purposes of the Pro Forma Condensed Combined Statement of Income, and on June 30, 2000, for purposes of the Pro Forma Condensed Combined Statement of Financial Position. The pro forma adjustments are based on currently available information and upon estimates and assumptions that management believes provide a reasonable basis for presenting the significant effects directly attributable to the separation of Monsanto Ag from Pharmacia, this offering and related transactions.

    The pro forma condensed combined financial statements should be read together with the historical combined financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

    The pro forma condensed combined financial statements are presented for illustrative purposes only. The Pro Forma Condensed Combined Statement of Income is not necessarily indicative of the results of operations that Monsanto Ag would have attained had the separation of the businesses, this offering and the related transactions been completed as of the beginning of each period presented, nor is it indicative of future operating results. Financial information for the first six months of 2000 should not be annualized. We have historically generated the majority of our sales during the first half of the year, primarily due to the timing of the planting and growing season. As a result, in each of the last two years all of our operating income was generated in the first half of the year and we incurred operating losses in the second half of the year. See Note 17 of Notes to Combined Financial Statements. Consistent with this, cash used in operations has historically been higher during the first half of the year, which has resulted in higher borrowings than at year end.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Monsanto Company:

    We have examined the pro forma adjustments reflecting the transactions described in the Notes to Pro Forma Condensed Combined Statements of Income and the application of those adjustments to the historical amounts in the accompanying pro forma condensed combined statement of income of the Monsanto Company Agricultural Business ("Monsanto Ag") for the year ended December 31, 1999. The 1999 historical condensed combined statement of income is derived from the 1999 historical combined financial statements of Monsanto Ag, which were audited by us, appearing elsewhere herein. Such pro forma adjustments are based upon management's assumptions described in the Notes to Pro Forma Condensed Combined Statements of Income. Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included such procedures as we considered necessary in the circumstances.

    The objective of this pro forma financial information is to show what the significant effects on the historical information might have been had the transactions described in the Notes to Pro Forma Condensed Combined Statements of Income occurred at an earlier date. However, the pro forma condensed combined statement of income is not necessarily indicative of the results of operations that would have been attained had the transactions described in the Notes to Pro Forma Condensed Combined Statements of Income actually occurred earlier.

    In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the transactions described in the Notes to Pro Forma Condensed Combined Statements of Income, the related pro forma adjustments give appropriate effect to those assumptions and the pro forma column reflects the proper application of those adjustments to the historical combined statement of income amounts in the pro forma condensed combined statement of income for the year ended December 31, 1999.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
September 19, 2000

                REVIEW REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Monsanto Company:

    We have reviewed the related pro forma adjustments reflecting the transactions described in the Notes to Pro Forma Condensed Combined Statements of Income and Notes to Pro Forma Condensed Combined Statement of Financial Position (collectively, the "Pro Forma Notes") and the application of those adjustments to the historical amounts in the accompanying pro forma condensed combined statement of financial position of the Monsanto Agricultural Business ("Monsanto Ag") as of June 30, 2000, and the related pro forma condensed combined statement of income for the six months then ended. The June 30, 2000 historical condensed combined financial statements are derived from the unaudited June 30, 2000 historical combined financial statements of Monsanto Ag, which were reviewed by us, appearing elsewhere herein. Such pro forma adjustments are based on management's assumptions as described in the Pro Forma Notes. Our review was made in accordance with standards established by the American Institute of Certified Public Accountants.

    A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assumptions, the pro forma adjustments and the application of those adjustments to the historical combined financial information. Accordingly, we do not express such an opinion on the pro forma adjustments or the application of such adjustments to the historical condensed combined statement of financial position of Monsanto Ag as of June 30, 2000, and the historical condensed combined statement of income for the six months then ended.

    The objective of this pro forma financial information is to show what the significant effects on the historical information might have been had the transactions described in the Pro Forma Notes occurred at an earlier date. However, the pro forma condensed combined financial statements are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the transactions described in the Pro Forma Notes actually occurred earlier.

    Based on our review, however, nothing came to our attention that caused us to believe that management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transactions described in the Pro Forma Notes, that the related pro forma adjustments do not give appropriate effect to those assumptions, or that the pro forma columns do not reflect the proper application of those adjustments to the historical financial statement amounts in the pro forma condensed combined statement of financial position as of June 30, 2000, and the related pro forma statement of income for the six months then ended.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
September 19, 2000

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

               PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                            SIX MONTHS ENDED JUNE 30, 2000
                                      (UNAUDITED)                   YEAR ENDED DECEMBER 31, 1999
                          ------------------------------------   ------------------------------------
                                             PRO FORMA                              PRO FORMA
                          HISTORICAL  ------------------------   HISTORICAL  ------------------------
                          MONSANTO AG ADJUSTMENTS  AS ADJUSTED   MONSANTO AG ADJUSTMENTS  AS ADJUSTED
                          ----------- -----------  -----------   ----------- -----------  -----------
                                          (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
NET SALES...............    $3,290        --         $3,290        $5,248        --         $5,248
Cost of goods sold......     1,486        --          1,486         2,556        --          2,556
                            ------       ----        ------        ------       ----        ------
GROSS PROFIT............     1,804        --          1,804         2,692        --          2,692
Operating Expenses......     1,169        --          1,169         2,082        --          2,082
                            ------       ----        ------        ------       ----        ------
INCOME FROM OPERATIONS..       635        --            635           610        --            610
Interest expense--net...      (128)        89 (a)       (39)         (243)       183 (a)       (60)
Other expense--net......       (28)       --            (28)         (104)       --           (104)
                            ------       ----        ------        ------       ----        ------
INCOME BEFORE INCOME
 TAXES..................       479         89           568           263        183           446
Income tax provision....      (210)       (34)(a)      (244)         (113)       (70)(a)      (183)
                            ------       ----        ------        ------       ----        ------
NET INCOME .............    $  269       $ 55        $  324        $  150       $113        $  263
                            ======       ====        ======        ======       ====        ======
BASIC AND DILUTED NET
 INCOME PER SHARE OF
 COMMON STOCK...........                             $ 1.27                                 $ 1.03
                                                     ======                                 ======
SHARES OF COMMON STOCK
 OUTSTANDING
 (IN MILLIONS)..........                                255 (b)                                255 (b)
                                                     ======                                 ======

--------
  NOTES TO PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

(a) To reflect the reduction of interest expense and the associated increase in income tax expense resulting from the reduction in short- and long-term borrowings as described in notes (b) and (f) of Notes to Pro Forma Condensed Combined Statement of Financial Position. The related increase in income tax expense has been calculated assuming a combined federal and state income tax rate of 38%.

(b) The number of shares of common stock outstanding was computed using the number of shares we expect to have issued and outstanding immediately following this offering. Stock options expected to be issued upon completion of this offering have not been included as common stock equivalents because they will be granted with exercise prices equal to the per share price of this offering and, accordingly, will not be dilutive.

    The number of shares of common stock outstanding was computed as follows:

     Common stock to be held by Pharmacia immediately after
      this offering........................................  220,000,000 shares
     Common stock included in the offering.................   35,000,000 shares
                                                             ------------------
     Common stock to be outstanding immediately after the
      offering.............................................  255,000,000 shares
                                                             ==================

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

          PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
                                 (IN MILLIONS)

                                            AS OF JUNE 30, 2000 (UNAUDITED)
                                          -------------------------------------
                                                             PRO FORMA
                                          HISTORICAL  -------------------------
                                          MONSANTO AG ADJUSTMENTS   AS ADJUSTED
                                          ----------- -----------   -----------
ASSETS
Cash and cash equivalents...............    $    41     $  744 (a)    $    41
                                                          (744)(b)
Trade receivables--net..................      3,485        --           3,485
Deferred tax assets.....................        152        (13)(c)        139
Inventories.............................      1,222        --           1,222
Miscellaneous receivables and other
 current assets.........................        321        --             321
                                            -------     ------        -------
  TOTAL CURRENT ASSETS..................      5,221        (13)         5,208
                                            -------     ------        -------
Property, plant and equipment--net......      2,585        (47)(d)      2,538
Goodwill--net...........................      2,918        --           2,918
Other intangible assets--net............        859        --             859
Other assets............................        768         94 (c)        876
                                                            34 (d)
                                                           (20)(e)
                                            -------     ------        -------
  TOTAL ASSETS..........................    $12,351     $   48        $12,399
                                            =======     ======        =======
LIABILITIES AND EQUITY
Short-term debt of Parent attributable
 to Monsanto Ag.........................    $ 1,912     $ (214)(f)    $ 1,698
Accounts payable........................        332         79 (d)        411
Accrued compensation and benefits.......        141         29 (d)        170
Restructuring reserves..................         41        --              41
Miscellaneous short-term accruals.......        878        (33)(d)        845
                                            -------     ------        -------
  TOTAL CURRENT LIABILITIES.............      3,304       (139)         3,165
                                            -------     ------        -------
Long-term debt of Parent attributable to
 Monsanto Ag............................      3,645       (744)(b)        992
                                                        (1,949)(f)
                                                            40 (g)
Other liabilities.......................        459        (15)(c)        796
                                                            27 (d)
                                                           111 (h)
                                                           214 (i)
Equity..................................      4,943      2,503 (j)      7,446
                                            -------     ------        -------
  TOTAL LIABILITIES AND EQUITY..........    $12,351     $   48        $12,399
                                            =======     ======        =======

    The accompanying notes are an integral part of these pro forma financial statements.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

     NOTES TO PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

(a) Represents the receipt by Monsanto Ag of approximately $744 million in estimated net proceeds from this offering.

(b) To reflect the use of estimated net proceeds from this offering to reduce debt.

(c) To record the deferred taxes associated with the pro forma adjustments referred to in notes (d), (h) and (i).

(d) To record the transfer of certain corporate assets and liabilities of Pharmacia, which had been related to the joint operations of Pharmacia's agricultural and pharmaceutical businesses but which, pursuant to the separation agreement, will be contributed to or assumed by Monsanto Ag. These assets and liabilities principally consist of aircraft, certain information technology assets, accounts payable, accrued compensation and benefits, environmental liabilities, and other miscellaneous corporate assets and liabilities. Adjustments also include the transfer from Monsanto Ag to Pharmacia of current taxes payable that Pharmacia will pay and certain research and development facilities.

(e) To transfer deferred financing costs related to debt attributable to Monsanto Ag that will be retained by Pharmacia pursuant to the separation agreement.

(f) To reflect the reduction of short- and long-term debt attributable to Monsanto Ag resulting from the separation agreement.

(g) To transfer debt related to Monsanto Ag Employee Stock Ownership Plan
    (ESOP) to Monsanto Ag from Pharmacia.

(h) To record the estimated accrued net pension liabilities associated with certain pension plans sponsored by old Monsanto and attributable to employees of Monsanto Ag and certain former employees terminating employment with old Monsanto prior to 1995. Such net liabilities will be assumed by Monsanto Ag pursuant to the employee benefits allocation agreement. The net liabilities relate to certain ex-U.S. funded pension plans which Monsanto Ag will sponsor, as well as certain unfunded U.S. pension plans that Pharmacia will sponsor, but that will operate in a manner analogous to multiple-employer plans. Monsanto Ag is expected to retain costs related to its active employees and certain former employees terminating employment with old Monsanto prior to 1995. Prospectively, Monsanto Ag's pension plans will have the same basic features as the old Monsanto plans in which Monsanto Ag has participated; accordingly, future pension costs for Monsanto Ag are likely to be comparable to the historical amounts.

(i) To record the estimated accrued liabilities relating to employee postretirement benefit plans sponsored by old Monsanto and attributable to employees of Monsanto Ag and certain former employees terminating employment with old Monsanto prior to 1995. Such liabilities will be assumed by Monsanto Ag pursuant to the employee benefits allocation agreement. The liabilities relating to the postretirement benefit plans have been allocated to Monsanto Ag based upon the estimated percentage of the accumulated postretirement benefit obligations related to such employees in proportion to the accumulated postretirement benefit obligation of old Monsanto. The liabilities relate to plans that Monsanto will sponsor. Monsanto Ag is expected to retain costs related to its active employees and certain former employees terminating employment with old Monsanto prior to 1995. Prospectively, Monsanto Ag's postretirement benefit plans will have the same basic features as the old Monsanto plans in which Monsanto Ag has participated; accordingly, future postretirement benefit costs for Monsanto Ag are likely to be comparable to the historical amounts.

(j) To reflect the effect on equity related to the pro forma adjustments referred to in notes (a), (c), (d), (e), (f), (g), (h) and (i) as follows (in millions):

        Proceeds from this offering...................................  $  744
        Debt attributable to Monsanto Ag retained by Pharmacia........   2,163
                                                                        ------
          Subtotal....................................................   2,907
        Deferred taxes relating to the pro forma adjustments..........      96
        Transfer of certain corporate assets and liabilities..........    (115)
        Transfer of deferred financing costs..........................     (20)
        Transfer of debt related to Monsanto Ag ESOP..................     (40)
        Transfer of assets and liabilities relating to pension plans..    (111)
        Transfer of liabilities relating to postretirement benefit
         plans........................................................    (214)
                                                                        ------
          Net increase in equity......................................  $2,503
                                                                        ======

                            SELECTED FINANCIAL DATA

    The following selected historical financial data should be read together with "Pro Forma Condensed Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements and the notes to those statements included elsewhere in this document. The combined operating results data, cash flow measures and other selected data set forth below for the six months ended June 30, 2000 and 1999 and the combined financial position data as of June 30, 2000 are derived from our unaudited combined financial statements included elsewhere in this document. The combined operating results data, cash flow measures and other selected data set forth below for the years ended
December 31, 1999, 1998, and 1997 and the combined financial position data as of December 31, 1999 and 1998 are derived from our audited combined financial statements included elsewhere in this document. The combined operating results data, cash flow measures and other selected data for the years ended December 31, 1996 and 1995 and the combined financial position information as of December 31, 1997, 1996 and 1995 are derived from our unaudited combined financial statements that are not included in this document. In the opinion of management, this unaudited financial data has been prepared on a basis consistent with the audited financial statements included in this document and include all adjustments, which are only normal recurring adjustments, necessary for a fair statement of the operating results and financial position for the unaudited periods.

    The historical financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented. Financial information for the first six months of 2000 should not be annualized. We have historically generated the majority of our sales during the first half of the year, primarily due to the timing of the planting and growing season. As a result, in each of the last two years all of our operating income was generated in the first half of the year and we incurred operating losses in the second half of the year. See Note 17 of Notes to Combined Financial Statements. Consistent with this, cash used in operations has historically been higher during the first half of the year, which has resulted in higher borrowings than at year end.

                           SIX MONTHS
                              ENDED
                            JUNE 30,             YEAR ENDED DECEMBER 31,
                          --------------  -----------------------------------------
                           2000    1999    1999    1998     1997     1996   1995(4)
                          ------  ------  ------  -------  -------  ------  -------
                                              (IN MILLIONS)
OPERATING RESULTS:
Net Sales...............  $3,290  $3,136  $5,248  $ 4,448  $ 3,673  $2,928  $2,429
Gross Profit............   1,804   1,753   2,692    2,299    1,944   1,591   1,284
Selling, general and
 administrative
 expenses...............     688     603   1,237    1,135      869     722     550
Research and development
 expenses...............     291     338     695      536      409     210     200
Acquired in-process
 research and
 development............     --      --      --       402      633     --      --
Amortization and
 adjustments of
 goodwill...............     149      66     128       77       20      10       8
Restructuring and other
 unusual items..........      41     --       22       94      --      143      14
Income from
 Operations(1)..........     635     746     610       55       13     506     512
Income (Loss) Before
 Income Taxes...........     479     581     263      (60)       1     531     544
Net Income (Loss).......     269     369     150     (125)      31     319     365

CASH FLOW MEASURES:
Net Cash Provided by
 (Used In) Operations...  $ (822) $ (513) $  120  $  (528) $   248  $ (518)    N/A
Net Cash (Used In)
 Investing Activities...    (424)   (290)   (415)  (4,544)  (1,878)   (223)    N/A
Net Cash Provided by
 Financing Activities...   1,261     837     284    5,073    1,581     825     N/A

OTHER SELECTED DATA:
Capital Expenditures....  $  325  $  263  $  632  $   432  $   298  $  216  $   98
Depreciation and
 Amortization...........     275     251     547      368      245     148     142
EBIT(2).................     607     717     506       34       21     530     517
EBIT (excluding unusual
 items)(2)(3)...........     764     717     607      638      654     610     N/A
EBITDA(2)...............     882     968   1,053      402      266     678     N/A
EBITDA (excluding
 unusual items)(2)(3)...   1,039     968   1,154    1,006      899     758     N/A

                            AS OF JUNE 30,          AS OF DECEMBER 31,
                            -------------- ------------------------------------
                                 2000       1999    1998    1997   1996   1995
                            -------------- ------- ------- ------ ------ ------
                                               (IN MILLIONS)
FINANCIAL POSITION:
Total Assets..............     $12,351     $11,101 $10,891 $5,123 $3,650 $2,851
Working Capital...........       1,917       2,323   1,879  1,000    719    416
Short- and Long-Term Debt
 of Parent Attributable to
 Monsanto Ag..............       5,557       4,367   4,710  1,390    --     --
Equity....................       4,943       4,645   4,125  2,386  2,193  1,109

--------
(1) Income from operations for the six months ended June 30, 2000 included $157 million in costs associated with our plan to focus on key projects, resulting in the termination of certain research and development in programs and the reversal of restructuring reserves; for the year ended 1999 included $50 million for accelerated business integration costs and the reversal of restructuring reserves established in 1998; for the year ended 1998 included $583 million for restructuring charges and the write-off of acquired in-process research and development; for the year ended 1997 included $633 million for the write-off of acquired in-process research and development; for 1996 included restructuring and other unusual charges of $95 million; and for 1995 included net restructuring expenses and other unusual items of $17 million.

(2) EBIT is defined as earnings before interest and taxes. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA eliminates the effect of depreciation of tangible assets and amortization of intangible assets, most of which were acquired in seed company acquisitions accounted for under the purchase method of accounting. The presentation of EBITDA (excluding unusual items) is intended to supplement investors' understanding of our operating performance. It is not intended to replace net income, cash flows, financial position or comprehensive income, and it is not a measure of financial performance as determined in accordance with accounting principles generally accepted in the United States. EBITDA (excluding unusual items) may not be comparable to other companies' EBITDA performance measures because those companies may not exclude unusual items.

(3) Unusual items for the six months ended June 30, 2000 included $157 million in costs associated with our plan to focus on key projects, resulting in the termination of certain research and development in programs and the reversal of restructuring; for 1999 included $101 million for accelerated business integration costs, failed merger costs, restructuring reversals and a gain on the sale of a business; for 1998 included $604 million for restructuring costs, the write-off of acquired in-process research and development and charges to cancel DEKALB Genetics Corporation stock options; for 1997 included $633 million for the write-off of acquired in-process research and development; for 1996 included $80 million for restructuring and other unusual charges which were partially offset by minority interest associated with certain asset impairments; and for 1995 included net restructuring expenses and other unusual items of $17 million.

(4) The cash flow measures for 1995 are not available because it is not practicable to prepare.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

BACKGROUND

    Our combined financial statements have been prepared on a carve-out basis using old Monsanto's historical accounting records because, prior to the separation of our businesses from those of Pharmacia, the agricultural businesses that will be transferred to us on the separation date were a division of old Monsanto. Old Monsanto provided general and administrative services for our businesses, including finance, legal, treasury, information systems, public affairs, regulatory and human resource services. The costs of these services have been allocated to us and included in our combined financial statements based upon the relative levels of use of these services. All of the allocations and estimates in the combined financial statements are based on assumptions and estimates that management believes to be reasonable under the circumstances. These allocations and estimates, however, are not necessarily indicative of the costs and expenses that would have resulted if we had operated as a separate entity. For information relating to our relationship with Pharmacia and services that Pharmacia will provide to us following the separation, see "Arrangements Between Monsanto and Pharmacia." For more information regarding these and other allocations made in connection with the preparation of our combined financial statements, see Note 1 to the combined financial statements and the other notes to those statements.

    The results of operations and changes in financial position included in our combined financial statements, which are discussed below, reflect the historical results of operations and cash flows of the businesses that were part of old Monsanto during each respective period and that are being transferred to us; however, they do not reflect any significant changes that will occur in our operations or funding as a result of the separation of our businesses from those of Pharmacia. This discussion and analysis should be read together with the selected financial data and the combined financial statements and accompanying notes to those statements included in this prospectus. Financial information for the first six months of 2000 should not be annualized. We have historically generated the majority of our sales during the first half of the year, primarily due to the timing of the planting and growing season. As a result, in each of the last two years all of our operating income was generated in the first half of the year and we incurred operating losses in the second half of the year. See Note 17 of Notes to Combined Financial Statements. Consistent with this, cash used in operations has historically been higher during the first half of the year, which has resulted in higher borrowings than at year end. The third quarter falls after the end of the northern hemisphere agricultural season and before the beginning of the main selling season in the southern hemisphere. As a result, historically, we have our lowest quarterly net sales levels in the third quarter and we have historically had net losses. We expect a similar level of sales and a loss in the third quarter of 2000.

    We manage our business in two segments: Agricultural Productivity, and Seeds and Genomics. The Agricultural Productivity segment consists of our crop protection products, animal agriculture and environmental technologies businesses. The Seeds and Genomics segment is comprised of our global seeds and related traits business and our genetic technology platforms.

    In the first half of 2000, we recorded a net pretax charge of $157 million to operating expenses, primarily associated with our plan to focus on key research and development projects, resulting in the elimination of certain programs. Additional charges are expected to be incurred as we plan to continue to stringently focus our research and development programs and streamline our operations. Total pretax charges from this plan are expected to be approximately $425 million to $475 million, including $157 million of net charges incurred in the first half of 2000. The remaining restructuring charges we expect to incur relate primarily to facility closures and employee severance. We expect to incur approximately $130 million to $150 million of these costs during the second half of 2000, with the remainder being incurred during 2001, when plans are finalized and approved and the appropriate communications with employees occur. We expect to implement these actions by the end of 2001 and we anticipate they will yield annual cash savings of approximately $100 million thereafter.

    In 1997, we began to implement a strategy to create a global seed infrastructure to provide the breeding and distribution capabilities for our seed traits. To build this capability, we acquired a number of seed companies in 1997 and 1998, including the Asgrow Agronomics business, Holden's Foundation Seeds Inc., Corn States Hybrid Service, Inc., Sementes Agroceres S.A., Plant Breeding International Cambridge, certain international seed operations of Cargill, Incorporated and DEKALB Genetics. The amortization of goodwill and increased interest expense related to these acquisitions significantly reduced net income in 1998 and 1999. In addition, a number of unusual items, including in-process research and development expense related to the acquisitions, significantly lowered net income in each of the three years from 1997 to 1999.

USE OF EBITDA (EXCLUDING UNUSUAL ITEMS)

    The primary operating performance measure for our two segments is earnings before interest and taxes (EBIT). EBIT was $607 million for the six months ended June 30, 2000, $717 million for the six months ended June 30, 1999, $506 million in 1999, $34 million in 1998 and $21 million in 1997. However, in recent years unusual items significantly affected our results. Moreover, our recent seed company acquisitions have resulted in a substantial increase in amortization expense associated with goodwill and other intangible assets. Accordingly, management believes that earnings before interest, taxes, depreciation, amortization and unusual items (EBITDA (excluding unusual items)) is an appropriate measure for evaluating the operating performance of our business. EBITDA (excluding unusual items) eliminates, among other things, the effect of depreciation of tangible assets and amortization of intangible assets, most of which resulted from the seed company acquisitions accounted for under the purchase method of accounting. In particular, it also eliminates the effect of the items described under "--Events Affecting Comparability." The presentation of EBITDA (excluding unusual items) is intended to supplement investors' understanding of our operating performance. EBITDA (excluding unusual items) may not be comparable to other companies' EBITDA performance measures. It is not intended to replace net income, cash flows, financial position or comprehensive income, as determined in accordance with accounting principles generally accepted in the United States.

RESULTS OF OPERATIONS

                                                      SIX MONTHS
                                                         ENDED         YEARS ENDED
                                                       JUNE 30,        DECEMBER 31,
                                                     ------------- ---------------------
                                                      2000   1999   1999   1998    1997
                                                     ------ ------ ------ ------  ------
                                                               (IN MILLIONS)
   Net sales......................................   $3,290 $3,136 $5,248 $4,448  $3,673
                                                     ====== ====== ====== ======  ======
   Net income (loss)..............................   $  269 $  369 $  150 $ (125) $   31
   Add: Interest expense--(net)...................      128    136    243     94      20
     Income tax provision (benefit)...............      210    212    113     65     (30)
                                                     ------ ------ ------ ------  ------
       EBIT(1)....................................      607    717    506     34      21
   Add: Unusual items.............................      157    --     101    604     633
                                                     ------ ------ ------ ------  ------
       EBIT (excluding unusual items).............      764    717    607    638     654
   Add: Depreciation..............................      127    112    238    205     184
     Amortization of goodwill and other intangible
      assets......................................      148    139    309    163      61
                                                     ------ ------ ------ ------  ------
       EBITDA (excluding unusual items)(2)........   $1,039 $  968 $1,154 $1,006  $  899
                                                     ====== ====== ====== ======  ======

--------
(1)  Earnings before interest and taxes.
(2) Earnings before interest, taxes, depreciation and amortization and unusual items. See "--Use of EBITDA (excluding unusual items)."

 FOR THE SIX MONTHS ENDED JUNE 30, 2000

    Net sales increased 5% to $3.3 billion for the six month period ended June 30, 2000, compared to $3.1 billion for the same time period in 1999. This increase was primarily due to an 8% increase in glyphosate product sales, driven by a 19% increase in product volumes that was partially offset by a 9% reduction in prices. Also contributing to the increase in revenues, to a lesser degree, were increased sales of Roundup lawn and garden products, increased sales in our selective chemistries business and increases in technology fee revenues. Offsetting these gains was a 7% decline in our seeds business revenue, most of which was due to the divestiture of the Stoneville Pedigreed Seed business in December 1999.

    Cost of goods sold increased 7% to $1.5 billion for the six month period ended June 30, 2000 from $1.4 billion for the same period in 1999. The primary reason for this increase was a 19% increase in glyphosate sales volumes. Start-up expenses associated with our new Posilac manufacturing facility in Augusta, Georgia also contributed to increased cost of goods sold.

    Gross margin declined one percentage point to 55% of net sales for the first six months of 2000 from 56% of net sales for the first six months of 1999. This decline was the result of a slight decline in gross margin in the Agricultural Productivity segment, primarily in glyphosate products, partially offset by a modest gain in our Seeds and Genomics segment, resulting from increased technology fees. The decline in the gross margin of glyphosate products was due to an overall decline in the net selling price of our glyphosate family of products as a result of our continued strategy to selectively reduce glyphosate prices to encourage increased usage. This decline was partially offset by reduced production costs.

    Selling, general and administrative expenses increased 14%, to $688 million for the six month period ended June 30, 2000 compared to $603 million for the six month period ended June 30, 1999. Approximately $20 million of this increase was attributable to increased spending on biotech acceptance and education programs in 2000. Our higher overall selling, general and administrative expenses were also a result of increased agency fees payable to The Scotts Company in our Roundup lawn and garden business due to the 48% increase in sales of these products during the first six months of 2000. See "Our Agreement with The Scotts Company" for further details.

    Research and development expense decreased 14% to $291 million for the six month period ended June 30, 2000 compared to $338 million for the six month period ended June 30, 1999 due to a decision to increase the focus of our research programs on our four core crops of corn, soybean, cotton and wheat and to reduce our spending on our nutrition and non-core programs and crops.

    In the six months ended June 30, 2000, we wrote down $84 million of goodwill associated with the decision to terminate the nutrition programs at Calgene. Excluding this write-down, amortization and adjustments of goodwill were relatively flat in the six months ended June 30, 2000 compared to the same period in 1999.

    Other expense-net declined $1 million to $28 million for the six month period ended June 30, 2000, compared to $29 million for the six month period ended June 30, 1999 due primarily to a tax imposed on foreign currency transaction gains in Brazil in the first half of 1999, partially offset by increased equity losses from affiliates (primarily Renessen) in the first half of 2000.

    Income tax expense for the first half of 2000 was relatively flat compared to the first half of 1999, although pre-tax income, including unusual items, declined approximately $100 million. The increase in the effective tax rate to 44% for the six months ended June 30, 2000 from 36% for the six months ended June 30, 1999 was primarily the result of the non-deductibility of the $84 million write-down of goodwill in the second quarter of 2000.

    Net income declined 27% to $269 million for the six months ended June 30, 2000 compared to $369 million for the six months ended June 30, 1999 primarily due to the after-tax impact of $123 million of unusual items recorded in the first half of 2000. These unusual items are discussed in detail below. Excluding unusual items, net income for the six month period would have been $392 million, a 6% increase over net income of $369 million for the period ended June 30, 1999. There were no unusual items recorded in the first six months of 1999.

 FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

    Net sales increased 18% in 1999 to $5.2 billion from $4.4 billion in the prior year, primarily reflecting the inclusion of a full year of sales from seed companies acquired late in 1998. Excluding the 1998 seed company acquisitions and the divestiture of the tomato business, net sales increased 3%. The increase in net sales reflected increased sales of the family of Roundup herbicides and increased trait fee revenues, partially offset by decreases in revenues in our environmental technologies business and our Roundup lawn and garden business. Net sales increased 21% in 1998 to $4.4 billion from $3.7 billion in 1997, led by a significant increase in Roundup and other glyphosate product sales, and the inclusion of a full year of seed sales from seed companies acquired in 1997 and increased trait fee revenues. Excluding seed company acquisitions in 1997 and 1998, net sales increased 17%.

    Cost of goods sold for 1999 increased 19% to $2.6 billion from $2.1 billion in the prior year, primarily reflecting the inclusion of a full year of the results of seed companies acquired in 1998. Gross margin for 1999 declined one percentage point to 51% compared with 52% of net sales in 1998. This decline was the result of a slight decline in gross margin in our Agricultural Productivity segment, primarily in glyphosate products, partially offset by a modest gain in gross margin in our Seeds and Genomics segment, where an increase in seed trait revenues and improved seed gross margin drove up the gross margin. Cost of goods sold for 1998 increased 24% to $2.1 billion from $1.7 billion in 1997, primarily reflecting increased glyphosate volumes. Gross margin for 1998 declined one percentage point to 52%, compared with 53% of net sales in 1997. This decline was the result of the same factors that caused the change from 1998 to 1999.

    Selling, general and administrative expenses increased 42% to $1.2 billion from $869 million over the three-year period from 1997 to 1999 as a result of the inclusion of a full year of operating expenses of the acquired seed companies and increased general and administrative services provided to our business, mainly in the area of information technology, regulatory and biotech acceptance programs. In addition, our 1999 results were negatively affected by an increase in bad debt expense to $70 million, as compared to $45 million in 1998 and $30 million in 1997. This increase in bad debt expense was primarily the result of weak economic conditions in Brazil, Eastern Europe and the Commonwealth of Independent States. In response to these events, we shifted the business in parts of Central Europe and the Commonwealth of Independent States primarily to a cash basis and increased our focus on collections in Brazil. Research and development expenses increased 70%, to $695 million in 1999, from $409 million in 1997, again due to the inclusion of a full year of the operating expenses of the acquired seed companies, and due to increased spending on genomics research and biotechnology. Amortization and adjustments of intangible assets increased five fold during the same period due to higher goodwill amortization from seed company acquisitions.

    Other expenses increased $83 million to $104 million in 1999 compared to $21 million in 1998, primarily as a result of costs associated with the failed merger with Delta and Pine Land of $85 million combined with litigation costs. Other income decreased $29 million in 1998 compared to 1997 primarily due to the inclusion in 1998 of a $20 million charge related to the cancellation of employee stock options in connection with the DEKALB Genetics acquisition.

    Net interest expense increased from $20 million in 1997 to $94 million in 1998 and $243 million in 1999 as our long-term debt increased significantly to $4.3 billion at December 31, 1999 from $1.0 billion at December 31, 1997 in connection with the seed company acquisitions. While our 1998 results included interest on the higher debt level for a short period of time, 1999 earnings reflected a full year of interest on approximately $4.3 billion of long-term acquisition related debt.

    Income tax expense for 1999 of $113 million increased from income tax expense for 1998 of $65 million, primarily from the increase in pretax income and due to the non-deductibility of a portion of goodwill. Income tax expense for 1998 of $65 million increased from an income tax benefit for 1997 of $30 million, primarily due to the fact that a portion of in-process research and development write-offs in 1998 were nondeductible for tax purposes. The income tax benefit of $30 million on $1 million of pretax income in 1997 was primarily the result of the U.S. tax benefit on export sales. (See Note 8 to our combined financial statements.)

    Net income in 1999 was $150 million and included a full year of operating results, amortization and interest expense related to the seed companies purchased late in 1998. Our net loss in 1998 was $125 million, compared with net income of $31 million in 1997, reflecting higher interest and amortization expenses in 1998.

UNUSUAL ITEMS (BEFORE TAX)

    For the six months ended June 30, 2000 and in each of the past three years, our results have included unusual items that significantly affected net income. In addition to the discussion below, further details regarding the specific impact to the Statement of Combined Income (Loss) can be found under "--Events Affecting Comparability." The pretax income (expense) components of the unusual items were as follows:

                                               SIX MONTHS
                                                 ENDED        YEAR ENDED
                                                JUNE 30,     DECEMBER 31,
                                               ----------- -------------------
                                               2000   1999 1999   1998   1997
                                               -----  ---- -----  -----  -----
                                                      (IN MILLIONS)
   Restructuring charges.....................  $ (45) $--  $ --   $(143) $ --
   In-process research and development write-
    offs.....................................    --    --    --    (402)  (633)
   Accelerated integration costs.............    --    --    (53)   --     --
   Failed merger costs.......................    --    --    (85)   --     --
   Gain on the sale of Stoneville Pedigreed
    Seed Company.............................    --    --     35    --     --
   Reversal of restructuring reserves........      4   --     11    --     --
   Write-off of obsolete inventory...........    (32)  --    --     --     --
   Write-off of goodwill.....................    (84)  --     (8)   (39)   --
   Other.....................................    --    --     (1)   (20)   --
                                               -----  ---- -----  -----  -----
     Total unusual items.....................  $(157)  --  $(101) $(604) $(633)
                                               =====  ==== =====  =====  =====

 FOR THE SIX MONTHS ENDED JUNE 30, 2000

    In the first half of 2000, we recorded a net pretax charge of $157 million to operating expenses, primarily associated with our plan to focus on key research and development projects, resulting in the elimination of certain programs. The plan encompassed a decision to more stringently focus on our four key crops of corn, soybeans, wheat and cotton and included the elimination of certain food and biotech research programs, including laureate oil and wheat quality programs. Additionally, we decided to streamline and realign our commercial and administrative operations in Western Europe and the Commonwealth of Independent States. Of the $157 million of charges, $84 million was for the write-off of goodwill associated with the nutrition programs acquired from Calgene and $32 million was included in cost of goods sold for the write-off of obsolete inventory also associated with the nutrition program. The restructuring charges of $45 million included $31 million of involuntary employee separation costs for 375 employees worldwide, including positions in both administration and research and development. The remaining $14 million of restructuring charges consisted of equipment write-offs of $11 million and $3 million of various license and germplasm write-offs associated with the eliminated research programs. In addition, in the first half of 2000, we reversed restructuring liabilities of $4 million related to the 1998 restructuring plan, largely as a result of lower actual severance expenses than originally estimated. Our 1998 restructuring plan is substantially complete.

    Cash payments to complete the 2000 plan will be funded from operations and are not expected to significantly impact our liquidity. Additional charges are expected to be incurred as we plan to continue to stringently focus our research and development programs and streamline our operations. Total pretax charges from this plan are expected to be approximately $425 million to $475 million, including $157 million of net charges incurred in the first half of 2000. The remaining restructuring charges we expect to incur relate primarily to facility closures and employee severance. We expect to incur approximately $130 million to $150 million of these costs during the second half of 2000, with the remainder being incurred during 2001, when plans are finalized and approved and the appropriate communications with employees occur. We expect to implement these actions by the end of 2001 and we anticipate they will yield annual cash savings of approximately $100 million thereafter.

 FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

    In 1999, we recorded a net pretax charge of $101 million that included $61 million of costs associated with the accelerated integration of our agricultural chemical and seed operations and $85 million related to a failed merger with Delta and Pine Land. These costs were partially offset by a pretax gain of $35 million on the divestiture of Stoneville Pedigreed Seed Company and an $11 million reversal of restructuring liabilities established in 1998.

    In 1998, we recorded pretax restructuring charges of $182 million as part of our overall strategy to cut costs and to integrate our acquired seed businesses via the closure of certain facilities, reductions in work force, and sale of our tomato business, the operations of which were no longer consistent with our strategic objectives. We also recorded a pretax charge of $20 million related to the cancellation of employee stock options in connection with the DEKALB Genetics acquisition. In addition, we recognized $402 million of in-process research and development write-offs primarily arising from our purchases of DEKALB Genetics, Plant Breeding International and the international seed operations of Cargill. We incurred a $633 million in-process research and development write-off in 1997 related to our acquisitions of Asgrow, Holden's, Corn States, Agroceres and the remaining minority interest in Calgene, Inc., which conducts biotechnology research in cotton and produce.

    Amortization and adjustments of goodwill and other intangible assets increased five-fold during the period from 1997 to 1999 due to higher goodwill amortization from seed company acquisitions. In 1999, an adjustment to goodwill and other intangible assets of $8 million resulted from a charge related to the termination of several research programs, compared with a $39 million charge in 1998 related to a decision to exit the tomato business. There were no adjustments of goodwill and other intangible assets in 1997.

AGRICULTURAL PRODUCTIVITY SEGMENT

    Our Agricultural Productivity segment consists of our crop protection products (glyphosate herbicides and selective chemistries) and our animal agriculture, Roundup lawn and garden, and environmental technologies businesses.

                                        SIX MONTHS ENDED       YEAR ENDED
                                            JUNE 30,          DECEMBER 31,
                                        ----------------- --------------------
                                          2000     1999    1999   1998   1997
                                        -------- -------- ------ ------ ------
                                                    (IN MILLIONS)
NET SALES
Glyphosate products, excluding Roundup
 lawn and garden products..............   $1,521   $1,405 $2,482 $2,289 $1,979
All other..............................      773      695  1,104  1,211  1,131
                                        -------- -------- ------ ------ ------
    Total net sales.................... $  2,294 $  2,100 $3,586 $3,500 $3,110
                                        ======== ======== ====== ====== ======

  AGRICULTURAL PRODUCTIVITY NET SALES

 FOR THE SIX MONTHS ENDED JUNE 30, 2000

    Net sales for our Agricultural Productivity segment increased 9% to $2.3 billion for the six month period ended June 30, 2000, as compared to $2.1 billion for the six month period ended June 30, 1999. This increase was primarily due to a 19% increase in glyphosate product volumes, excluding Roundup lawn and garden products, and to a lesser degree resulting from increased sales of Roundup lawn and garden products and selective chemistries. Glyphosate product sales increased primarily in the United States due to incremental Roundup Ready acres and the continued adoption of conservation tillage. Roundup lawn and garden sales increased 48% in 2000 primarily due to improvements over reduced 1999 sales levels that reflected a change in the distribution method for these products. Sales of selective chemistries increased 10% during the six months ended June 30, 2000 compared to the same period of the prior year primarily due to increased acetochlor product sales in the United States. Sales in our environmental technologies business, Enviro-Chem, declined 14% during the six months ended June 30, 2000 compared to the same period of the prior year, due to continued depression in the fertilizer and metal commodity markets. This sales decline partially offset sales gains in the rest of our Agricultural Productivity segment.

 FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

    Net sales of our Agricultural Productivity segment increased 2% in 1999 to $3.6 billion compared to $3.5 billion in 1998 as lower prices for our family of Roundup herbicides, excluding Roundup lawn and garden products, were more than offset by higher sales volumes of these products. Sales were also affected by a decline in other Agricultural Productivity product revenues due to decreases in selective chemistry sales and Roundup lawn and garden product sales, and due to a decline in our environmental technologies business offset in part by higher sales of our animal agriculture products, primarily Posilac. Net sales in 1998 increased 13% to $3.5 billion from $3.1 billion in 1997, mainly due to higher sales volumes of our Roundup herbicides, including Roundup lawn and garden products, and increased sales of animal agriculture products and selective chemistry products. Sales for our environmental technologies business in 1998 decreased compared to 1997, partially offsetting some of the aforementioned gains.

    Net sales of glyphosate products (excluding Roundup lawn and garden products) grew 8% to $2.5 billion in 1999 compared to $2.3 billion in 1998 and 16% in 1998 compared to $2.0 billion in the prior year. During both 1999 and 1998, volumes from glyphosate products, excluding Roundup lawn and garden products, grew at a rate slightly above the past decade's 20% average annual volume growth rate, principally due to strong volume growth in the United States, Argentina, Brazil, Australia and Canada. Higher sales volumes in the United States in 1999 were largely offset by lower selling prices announced in late 1998. We also reduced selling prices of Roundup over this three-year period in most markets outside the United States in response to generic competition in those regions. Outside the United States, the effect of lower selling prices was more than offset by increased sales volumes. Sales volume growth during the period resulted from increased adoption of conservation tillage, use of Roundup in new applications and increased use of Roundup over the top of Roundup Ready crops.

    Our business results are affected by changes in foreign economies and foreign currency exchange rates, as well as by climatic conditions around the world. Our sales growth was adversely impacted by weak economic conditions in certain world areas, which lessened the demand for herbicides, especially in Eastern Europe and the Commonwealth of Independent States in 1999 and in Southeast Asia in 1998. Drought conditions in key areas of Brazil during the 1999 planting season decreased demand for herbicides and limited sales volume growth of Roundup in 1999. Although we have operations in virtually every region of the world, our Agricultural Productivity business is principally conducted in the United States, Argentina, Brazil, Canada, Australia, France and Japan. Accordingly, changes in economic conditions, foreign exchange rates and climatic conditions in those parts of the world generally have a more significant impact on our operations than similar changes in other places.

    Net sales of our other Agricultural Productivity products declined 9% to $1.1 billion in 1999 from $1.2 billion in 1998. The primary driver of this decline was a drop in net sales in our Roundup lawn and garden business and in our environmental technologies business, Enviro-Chem, and, to a lesser extent, a decrease in our selective chemistries sales, partially offset by increased net sales in our animal agriculture business. Net sales of our Roundup lawn and garden products were negatively affected in 1999 by a change in our distribution method. In connection with the change in distribution, distribution channel inventories declined during the year. As a result of a downward trend in metal and fertilizer prices that began in 1997, Enviro-Chem net sales declined by approximately 37% and 15% in 1999 and 1998, respectively. Our worldwide selective chemistries sales declined 5% in 1999 from 1998, reflecting the downturn in the agricultural economy in the United States as well as the continued poor economic environment in the Commonwealth of Independent States. Net sales in our animal agriculture business grew due to a 14% increase in Posilac sales volume from 1998 to 1999.

    Net sales of Agricultural Productivity products other than glyphosate increased 7% to $1.2 billion in 1998 from $1.1 billion in 1997 due to increased net sales in the Roundup lawn and garden, animal agriculture and selective chemistries businesses. Partially offsetting these gains was a decline in the environmental technologies business, due to the decline in metal and fertilizer prices, as previously mentioned. Animal agriculture sales gains were due to a 24% increase in Posilac volumes and selective chemistries sales increases caused by increased volumes in Western Europe and Latin America.

  AGRICULTURAL PRODUCTIVITY EBIT AND EBITDA (EXCLUDING UNUSUAL ITEMS)

                                                    SIX
                                                  MONTHS
                                                   ENDED        YEAR ENDED
                                                 JUNE 30,      DECEMBER 31,
                                                 --------- --------------------
                                                 2000 1999  1999   1998   1997
                                                 ---- ---- ------ ------ ------
                                                         (IN MILLIONS)
EBIT(1)........................................  $803 $706 $  897 $  869 $  888
Add: Unusual items.............................     9  --      27     45    --
                                                 ---- ---- ------ ------ ------
  EBIT (excluding unusual items)...............   812  706    924    914    888
Add: Depreciation..............................    97   78    178    169    160
  Amortization of goodwill and other intangible
   assets......................................     2    3      7      6      7
                                                 ---- ---- ------ ------ ------
EBITDA (excluding unusual items)(2)............  $911 $787 $1,109 $1,089 $1,055
                                                 ==== ==== ====== ====== ======

--------
(1)  Earnings before interest and taxes.
(2) Earnings before interest, taxes, depreciation, amortization and unusual items. See "--Use of EBITDA (excluding unusual items)."

 FOR THE SIX MONTHS ENDED JUNE 30, 2000

    EBIT (excluding unusual items) for the Agricultural Productivity segment increased 15%, to $812 million for the six month period ended June 30, 2000 compared to $706 million for the six month period ended June 30, 1999.

    Gross profit for the Agricultural Productivity segment increased 7% for the six month period ended June 30, 2000, as compared to the period ended June 30, 1999, driven by the increased sales of Roundup, Roundup lawn and garden products, and selective chemistries. However, the gross margin of glyphosate products declined one percentage point due to an overall decline in the net selling price of our glyphosate family of products as a result of our continued strategy to selectively reduce glyphosate prices to encourage increased uses.

    Operating expenses for the Agricultural Productivity segment remained relatively flat for the first six months of 2000 compared with the first six months of 1999, despite the increase in net sales for the segment. Other expense declined $21 million for the six months ended June 30, 2000 compared to the same period last year. This drop in expense in 2000 was due primarily to a tax imposed on foreign currency transaction gains in Brazil in the first half of 1999, and to a lesser extent due to losses from an unconsolidated equity investment included in other expense for the six months ended June 30, 1999, but which was consolidated beginning in the second quarter of 2000 because we acquired a controlling ownership interest.

 FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

    EBIT (excluding unusual items) for our Agricultural Productivity segment increased 1% in 1999 to $924 million compared to $914 million in 1998 and increased 3% in 1998 from $888 million in 1997. Cost of goods sold for our Agricultural Productivity segment increased 23% during the period 1997 to 1999, while sales volumes for our family of Roundup herbicides and Posilac increased by 56% and 41%, respectively, over the period.

    Agricultural Productivity segment gross profit improved slightly in 1999 on higher overall volume and lower unit cost in our family of Roundup herbicides. Gross margin declined one percentage point in this segment due to decreased glyphosate prices. The increase in gross profit, coupled with a slight decline in operating expenses led to an overall increase in EBIT in 1999 for the Agricultural Productivity segment.

    In 1998, Agricultural Productivity segment gross profit grew 7% on higher overall product volumes and improved unit costs in our Roundup family. Gross margin declined two percentage points in this segment due to decreased glyphosate prices. An overall increase in operating expenses offset gross profit gains, resulting in a 2% decline in EBIT for the Agricultural Productivity segment. The increase in 1998 operating expenses was due largely to increases in general and administrative services provided to our business, including information technology, regulatory and public affairs services. Other (expense) income-net was relatively unchanged from 1997 to 1998.

SEEDS AND GENOMICS SEGMENT

    Our Seeds and Genomics segment consists of our global seeds and related traits business and our genomics technology platforms.

  SEEDS AND GENOMICS NET SALES

 FOR THE SIX MONTHS ENDED JUNE 30, 2000

    Net sales for the Seeds and Genomics segment declined 4% to $996 million for the six months ended June 30, 2000 from $1,036 million for the six months ended June 30, 1999. Seed net sales declined 7% primarily due to the sale in late 1999 of the Stoneville Pedigreed Seed business, which had sales of $29 million in the first six months of 1999. This decrease was partially offset by an 8% increase in technology fees.

 FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

    The financial results of our Seeds and Genomics segment were significantly affected by the seed company acquisitions made in 1997 and 1998. We acquired Asgrow, Holden's, Corn States and Agroceres in 1997 for a total cost of $1.3 billion. In 1998, we acquired DEKALB Genetics, Plant Breeding International and certain international seed operations of Cargill for a total cost of $4.1 billion. These acquisitions were part of our strategy to build a global seed infrastructure to provide breeding and distribution capabilities for our seed traits.

    Net sales of the Seeds and Genomics segment were $1.7 billion in 1999, compared with $0.9 billion in 1998 and $0.6 billion in 1997. The $0.8 billion increase in 1999 primarily reflected the inclusion of our 1998 seed company acquisitions for a full year, and to a lesser extent an increase in trait fee revenues. The growth in 1998 was largely driven by increased demand for our seeds and seed traits developed through biotechnology and, to a lesser degree, due to the inclusion of a full year of operations for the 1997 seed company acquisitions. Seed and technology trait fee revenues, particularly for products containing Roundup Ready technology, increased strongly during the period. The number of acres planted with Roundup Ready soybeans increased 227% in 1998 and 46% in 1999, the product's third and fourth years in the marketplace, respectively. Revenues from technology fees, both in connection with our seed sales and from licensing our technology to other seed companies, increased 45% in 1999 and 160% in 1998 as the number of acres planted with crops possessing biotechnology traits increased. Roundup Ready soybeans, Roundup Ready cotton and YieldGard insect-resistant corn showed the most significant increases.

    SEEDS AND GENOMICS EBIT AND EBITDA (EXCLUDING UNUSUAL ITEMS)

                                               SIX MONTHS
                                                 ENDED
                                                JUNE 30,
                                               -----------
                                               2000   1999 1999   1998   1997
                                               -----  ---- -----  -----  -----
                                                      (IN MILLIONS)
EBIT(1)......................................  $(196) $ 11 $(391) $(835) $(867)
Add: Unusual items...........................    148   --     74    559    633
                                               -----  ---- -----  -----  -----
  EBIT (excluding unusual items).............    (48)   11  (317)  (276)  (234)
Add: Depreciation............................     30    34    60     36     24
   Amortization of goodwill and other
   intangible assets.........................    146   136   302    157     54
                                               -----  ---- -----  -----  -----
EBITDA (excluding unusual items)(2)..........  $ 128  $181 $  45  $ (83) $(156)
                                               =====  ==== =====  =====  =====

--------
(1)  Earnings before interest and taxes
(2) Earnings before interest, taxes, depreciation, amortization and unusual items. See "--Use of EBITDA (excluding unusual items)."

 FOR THE SIX MONTHS ENDED JUNE 30, 2000

    EBIT, excluding unusual items, was a loss of $48 million for the six month period ended June 30, 2000 versus earnings of $11 million for the six month period ended June 30, 1999. This decline was attributable to flat total gross profit and increased selling, general and administrative expense and non-operating expense.

    Seeds and Genomics gross profit excluding unusual items increased 2% in the first six months of 2000 as a lower gross profit on seed sales was offset by higher gross profit from increased technology fees. The overall gross margin, excluding unusual items in 2000, increased 2 percentage points due to proportionally higher margin technology fees. Cost of goods sold for the Seeds and Genomics segment, excluding unusual items, decreased 7%, for the period ended June 30, 2000 compared to the same period ended June 30, 1999. This decline was due to reduced seed sales, primarily conventional soybean seed units, in the United States, and, to a lesser degree, as a result of the sale of Stoneville in late 1999.

    Selling, general and administrative expense increased in total for the six months ended June 30, 2000 compared to the same period last year due primarily to increased spending on biotech acceptance and educational programs. Additionally, amortization of other intangibles increased $10 million compared with the six month period ended June 30, 1999 due to increases in genomics-related intangible assets. Savings realized in research and development due to the focusing of programs on our core crops and reduction of our nutrition program helped to mitigate our increased operating expenses. Non-operating expense increased $19 million due primarily to a $7 million increase in equity affiliate losses from Renessen.

 FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

    EBIT for the Seeds and Genomics segment in 1999 was a loss of $391 million, compared with a loss of $835 million in 1998 and a loss of $867 million in 1997. Seeds and Genomics segment cost of goods sold as a percentage of sales improved from 59% to 51% from 1997 to 1999 due to trait revenue growth and synergies from seed business integration. Operating expenses, excluding unusual items and amortization, increased primarily due to the inclusion of a full year of operating expenses in 1999 from the seed companies acquired in 1998 and 1997. Additionally, we continued to expand our investment in genomics and biotechnology.

    In 1998 and 1997, EBIT was significantly negatively affected by costs related to our seed company acquisitions and restructuring actions. In 1998, unusual items included in-process research and development write-off expense of $402 million and restructuring expense and other unusual charges of $157 million, which included $20 million related to the cancellation of DEKALB Genetics stock options in connection with the DEKALB Genetics acquisition. The $633 million unusual charge in 1997 was the result of in-process research and development write-off expense for seed companies acquired in that year. EBIT in 1999 and 1998 was also negatively affected by intangible asset amortization of $302 million and $157 million, respectively. The increase in intangible asset amortization was due primarily to increased goodwill from the seed company acquisitions.

OUR AGREEMENT WITH THE SCOTTS COMPANY

    During 1998, we entered into an agency and marketing agreement with Scotts with respect to our Roundup lawn and garden business. Under the agreement, beginning in the fourth quarter of 1998, Scotts was obligated to pay us a $20 million fixed fee each year to defray costs associated with the Roundup lawn and garden business. Scotts' payment of a portion of this fee owed in each of the first three years of the agreement is deferred and required to be paid at later dates, together with interest. Monsanto Ag is accruing the $20 million fixed fee per year owed by Scotts ratably over the periods during which it is being earned as a reduction of selling, general and administrative expenses. We are also accruing interest on the amounts owed by Scotts and including such amounts in interest income. The total amount owed by Scotts, including accrued interest, was $35 million as of June 30, 2000. Scotts is required to begin paying these deferred amounts at $5 million per year in monthly installments beginning October 1, 2002. We would forfeit our right to receive the deferred fees if Scotts terminated the agreement due to our material breach of the agreement, material fraud or material willful misconduct, or if we terminated the agreement upon our change of control or our sale of the Roundup lawn and garden business. In such cases, we would also have to pay Scotts a termination fee of up to $150 million ($185 million if we terminated prior to September 30, 2003). In addition, we would forfeit our right to receive the deferred fees, but would not have to pay a termination fee, if Scotts terminated the agreement upon our sale of the Roundup lawn and garden business, or if we terminated the agreement due to specified defaults by Scotts.

EVENTS AFFECTING COMPARABILITY

 2000 EVENTS

    In the first six months ended June 30, 2000, Monsanto recorded a net pretax charge of $157 million ($123 million after tax) to operations, primarily associated with our plan to more stringently focus on key programs within research and development, net of a reversal of restructuring reserves. The plan encompassed a decision to focus on our four key crops of corn, soybeans, wheat and cotton and included the elimination of food and biotech research programs, including laureate oil and wheat quality programs. The plan also includes the realignment of our commercial and administrative operations in Western Europe and the Commonwealth of Independent States.

    The charge of $161 million was comprised of asset impairments of $129 million, workforce reduction costs of $31 million and other exit costs of $1 million. This charge was partially offset by the reversal of $4 million of the 1998 restructuring liability, largely as a result of lower actual severance expense than originally estimated. The net charge was recorded in the Combined Statement of Income in the following categories:

                                                   UNUSUAL RESTRUCTURING
                                                   CHARGES   REVERSALS   TOTAL
                                                   ------- ------------- -----
                                                            (MILLIONS)
Cost of goods sold................................  $ (32)     $--       $ (32)
Amortization and adjustment of goodwill...........    (84)      --         (84)
Restructuring and other unusual items.............    (45)        4        (41)
                                                    -----      ----      -----
Income (loss) before income taxes.................   (161)        4       (157)
Income tax benefit (provision)....................     35        (1)        34
                                                    -----      ----      -----
  Net Income (Loss)...............................  $(126)     $  3      $(123)
                                                    =====      ====      =====

    The asset impairments consisted of $32 million for laureate oil inventories, $86 million for intangible assets, and $11 million for equipment write-offs. The workforce reduction charge reflected involuntary employee separation costs for 375 employees worldwide and included charges of $18 million for positions in administration, and $13 million for positions in research and development. The affected employees are entitled to receive severance benefits pursuant to established severance policies or by governmentally mandated labor regulations. As of June 30, 2000, none of the planned employee terminations were completed. We expect the employee reductions to be completed by June 2001. The other exit costs included expenses associated with contract terminations and equipment dismantling. As of June 30, 2000, none of these costs had been paid. Payments to complete the remaining restructuring actions will be funded from operations and are not expected to significantly impact Monsanto's liquidity. The actions taken to focus on key programs in research and development and to streamline our commercial and administrative operations in Western Europe and the Commonwealth of Independent States, namely workforce reductions, are expected to result in annual pretax cash savings of $49 million.

    During the first half of 2000 costs charged against prior established reserves were $17 million primarily related to workforce reductions. Our prior restructuring plans are substantially complete.

    Additional charges are expected to be incurred as we plan to continue to stringently focus our research and development programs and streamline our operations. Total pretax charges from this plan are expected to be approximately $425 million to $475 million, including $157 million of net charges incurred in the first half of 2000. We expect to implement these actions by the end of 2001 and we anticipate they will yield annual cash savings of approximately $100 million thereafter.

 1999, 1998 AND 1997 EVENTS

    In 1999, we recorded a net pretax charge of $101 million ($81 million after tax) resulting from the failed merger with Delta and Pine Land and costs associated with the accelerated integration of agricultural chemical and seed operations which were partially offset by the reversal of restructuring liabilities established in 1998 and the gain on the sale of Stoneville.

    The 1999 net unusual items were recorded in the statement of combined income (loss) in the following categories:

                                                   UNUSUAL RESTRUCTURING
                                                   CHARGES   REVERSALS   TOTAL
                                                   ------- ------------- -----
                                                          (IN MILLIONS)
Cost of goods sold................................  $ (20)     $--       $ (20)
Amortization and adjustments of goodwill..........     (8)      --          (8)
Restructuring and other unusual items.............    (33)       11        (22)
Other (expense) income--net.......................    (51)      --         (51)
                                                    -----      ----      -----
Income (loss) before income taxes.................   (112)       11       (101)
Income tax benefit (provision)....................     24        (4)        20
                                                    -----      ----      -----
  Net Income (Loss)...............................  $ (88)     $  7      $ (81)
                                                    =====      ====      =====

    During 1999, we recorded in "Other (expense) income--net" a one-time pretax charge of $85 million equal to the amount of a termination fee and other expenses associated with a failed merger with Delta and Pine Land. We also recorded a pretax charge of $61 million principally associated with our continued focus on improving operating efficiency through accelerated integration of our agricultural and seed operations. The charge of $61 million was comprised of facility shutdown charges of $39 million, workforce reduction costs of $12 million and asset impairments of $10 million, and was recorded in the statement of combined income (loss) as cost of goods sold of $20 million, amortization of goodwill of $8 million and restructuring expense of $33 million. The affected employees are entitled to receive severance benefits pursuant to established severance policies or by governmentally mandated labor regulations.

    The facility shutdown charges included $14 million for contractual research and other commitments, $9 million for intangible assets, $8 million for inventories, $6 million for leasehold termination costs and $2 million for property, plant and equipment write-offs. During 1999, these actions resulted in cash payments of $2 million for contractual obligations and asset write-offs of $19 million. Commitments of $18 million resulting from these actions were reclassified to other liabilities.

    As part of the decision to accelerate the integration of our chemical and seed operations, we recognized a workforce reduction charge of $12 million, consisting of involuntary employee separation costs for 305 employees worldwide and included charges for positions in administration of $8 million and research and development of $4 million. As of December 31, 1999, 125 of the planned employee eliminations had been completed; approximately 55 of these employees received cash severance payments totaling $2 million in the aggregate during 1999, and 70 employees elected deferred payments totaling $4 million, which were paid in January 2000. At December 31, 1999, these deferred payments were classified in the Statement of Combined Financial Position as other liabilities. The remaining balance for employee severance relating to 180 positions was $6 million at December 31, 1999. These employee reductions were completed by June 2000.

    Cash payments to complete the remaining accelerated integration actions will be funded from operations and are not expected to significantly impact our liquidity. The accelerated integration actions are expected to result in annual pretax cash savings of $24 million.

    Offsetting the restructuring and unusual charges in 1999 was a pretax gain of $11 million from the reversal of restructuring reserves established in 1998. These restructuring reversals were principally required as a result of actual severance and facility shutdown costs that were lower than originally estimated. In addition, we recognized a pretax gain of $35 million on the sale of Stoneville and miscellaneous other expense of $1 million which was recorded in "Other (expense) income--net."

 1998 AND 1997 EVENTS

    In 1998, we recorded in-process research and development, net restructuring and other unusual items of $604 million ($504 million after tax), which were recorded in the statement of combined income (loss) in the following categories:

                                  WORK FORCE FACILITY    ASSET
                                  REDUCTIONS CLOSURES IMPAIRMENTS OTHER  TOTAL
                                  ---------- -------- ----------- -----  -----
                                                 (IN MILLIONS)
   Cost of goods sold...........     $--       $ (5)     $(43)    $ --   $ (48)
   Acquired in-process research
    and development.............      --        --        --       (402)  (402)
   Amortization and
    adjustments of goodwill.....      --         (1)      (38)      --     (39)
   Restructuring and other
    unusual items...............      (63)      (31)      --        --     (94)
   Other (expense) income--net..      --        --         (1)      (20)   (21)
                                     ----      ----      ----     -----  -----
   (Loss) before income taxes...      (63)      (37)      (82)     (422)  (604)
   Income tax benefit...........       21        12        17        50    100
                                     ----      ----      ----     -----  -----
     Net (loss).................     $(42)     $(25)     $(65)    $(372) $(504)
                                     ====      ====      ====     =====  =====

    In December 1998, the old Monsanto board of directors approved a plan to reduce costs and to integrate our acquired seed businesses. The plan included the closure of certain facilities, reductions in the current workforce and the sale of our tomato business. The plan provided for the elimination of approximately 710 jobs, primarily in manufacturing and administrative functions, by the end of 1999, at a total cost of $69 million. This amount included workforce reduction costs of $6 million related to 60 positions originally accrued as part of a restructuring plan approved in 1996. Those workforce reductions had been delayed principally as a result of a failed merger with American Home Products Corporation; old Monsanto remained committed to accomplishing these workforce reductions and transferred the remaining accrual to the 1998 plan. The employees affected by the 1998 restructuring plan were entitled to receive severance benefits pursuant to established severance policies or by governmentally mandated labor regulations.

    The plan also included pretax amounts for asset impairments, primarily for property, plant and equipment, intangible assets and inventories, totaling $82 million. These asset impairments were recorded because of the decision to sell the tomato business. As a result, the net assets of this business were reclassified as assets held for sale and carried at their net realizable value at December 31, 1998 based on estimated sale proceeds of approximately $33 million. This business was sold during the second quarter of 1999. It produced net income of $11 million in 1998 and a net loss of $5 million in 1997. The aftertax effect of suspending depreciation on assets held for sale was not material in 1999, 1998 or 1997.

    The December 1998 restructuring amounts also included pretax charges of $37 million for the shutdown or rationalization of certain production and administrative facilities. Rationalization entails the consolidation, shutdown or movement of facilities to achieve more efficient operations. Approximately 40 facilities, located primarily in the United States, Europe and Latin America, were affected by these actions. Charges for these shutdowns included $17 million for property, plant and equipment, $1 million for intangible assets, and $4 million for inventories. Leasehold termination costs of $8 million and various facility closure costs of $7 million, principally for facilities shutdown costs and equipment dismantling, are also included in the shutdown charges. The closure or rationalization of these facilities was completed by December 31, 1999.

    Through December 31, 1999, cash payments of $39 million were made to eliminate approximately 460 positions. Employee severance payments of $8 million in connection with the elimination of 125 positions were deferred and paid in January 2000. Eighty positions contemplated in the plan were eliminated through attrition. As of December 31, 1999, the remaining reserve balance for employee severance related to approximately 45 positions was $10 million. We expect these employee reductions to be completed by June 2000. In addition, $9 million in facility shutdown payments were incurred in connection with the 1998 restructuring plan.

    Cash payments to complete the 1998 plan will be funded from operations and are not expected to significantly impact our liquidity. The restructuring actions are expected to result in annual pretax savings of $60 million.

    In 1998, we also recorded pretax charges of $422 million related to the acquisition of Plant Breeding International, DEKALB Genetics and certain international seed operations of Cargill, of which $402 million related to the write-off of acquired in-process R&D and $20 million related to the cancellation of DEKALB Genetics stock options in connection with the DEKALB Genetics acquisition. Management believed that the technological feasibility of the acquired in-process R&D had not been established and that the research had no alternative future uses. Accordingly, the amounts allocated to in-process research and development were required to be expensed immediately under generally accepted accounting principles.

    In-process research and development charges for the seed companies acquired in 1997 and 1998 covered numerous seed breeding projects, no single one of which was significant, as is typical in the seed industry. These projects consisted of conventional breeding programs for corn, wheat and other hybrids; conventional breeding for soybean varieties; and the development of crops modified through biotechnology. The in-process research and development projects were valued by a discounted cash flow method with risk-adjusted discount rates, generally from 12% to 20%, which took into account the stage of development of each in-process research and development category. Successful commercialization of products developed through these projects is expected to occur five to nine years after program initiation. Although there are risks associated with the ultimate completion and commercialization of these research projects (see "Risk Factors"), the failure of any one project would not materially affect the total value of the research programs. The in-process projects were at various stages of completion at the dates of acquisition. In 1999, we had expenses of $82 million for biotechnology-related activities and $47 million for conventional breeding activities related to completing these in-process research and development projects. During the next eight years, management expects to spend approximately $275 million on biotechnology-related activities and approximately $175 million on conventional breeding activities to complete these in-process research and development projects, as follows:

                  ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT
                               EXPECTED SPENDING
                                 (IN MILLIONS)

        ACQUIRED IN-PROCESS
      RESEARCH AND DEVELOPMENT       2000 2001 2002 2003 2004 THEREAFTER TOTAL
      ------------------------       ---- ---- ---- ---- ---- ---------- -----
1998 Acquisition-related
 Conventional Seed Programs......... $ 45 $ 40 $35  $30  $20     $ 5     $175
1998 Acquisition-related
 Biotechnology Programs.............   40   35  25   20   15      15      150
1997 Acquisition-related
 Biotechnology Programs.............   40   30  20   10   10      15      125
                                     ---- ---- ---  ---  ---     ---     ----
Total Expected IPR&D Spending....... $125 $105 $80  $60  $45     $35     $450
                                     ==== ==== ===  ===  ===     ===     ====

  We intend to fund these costs, consisting primarily of salary and benefit expenses for research and development employees, with cash generated from existing businesses. Revenues from the in-process research and development projects related to the 1998 acquisitions began in 1999. Revenues from the in-process research and development projects related to the 1997 acquisitions began in 1998.

    During 1997, we acquired several seed companies that specialize in various stages of seed production. These acquisitions included Asgrow, Holden's, Corn States and Agroceres. We also acquired the remaining interest in Calgene. The company recorded pretax charges of $633 million ($404 million aftertax) for the write-off of acquired in-process research and development related to these acquisitions. In-process research and development charges for the 1997 seed company acquisitions cover numerous seed breeding projects, no single one of which was significant, as is typical in the seed breeding industry. These projects consist of conventional breeding programs for corn, wheat and other hybrids; conventional breeding for soybean varieties; and the development of transgenic crops.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

 FOR THE SIX MONTHS ENDED JUNE 30, 2000

    Our working capital as of June 30, 2000 decreased to $1.9 billion from $2.3 billion at year-end 1999, primarily because of increases in accounts receivable and inventories, partially offset by a decrease in accounts payable. Short-term debt increased $1.8 billion primarily to fund seasonal working capital requirements and to reflect the reclassification of approximately $633 million of maturing long-term debt to short-term. Trade receivables increased approximately $1.5 billion and inventories decreased $218 million largely because of higher sales levels in the first half of 2000. Accounts payable and miscellaneous short-term accruals decreased $424 million primarily because of payments made to seed growers in the first half of 2000. Our operations used cash of $822 million in the first half of 2000 compared to a use of cash of $513 million in the first six months of 1999 primarily reflecting the increase in trade receivables and reduction in accounts payable, partially offset by a 1999 currency devaluation in Brazil.

    Investing activities in the first six months of 2000 used $424 million of cash primarily related to property, plant and equipment purchases. Capital expenditures in the first half of 2000 largely were used for capacity expansion and improvements of manufacturing facilities in the United States and Latin America. Acquisition and investing activities of $99 million were related to equity investments in plant biotechnology and the purchase of an additional ownership interest in an equity affiliate.

 FOR THE YEAR ENDED DECEMBER 31, 1999

    Our working capital increased $0.4 billion to $2.3 billion at year-end 1999, compared with $1.9 billion at the end of 1998, primarily because of an increase in trade receivables and decreases in short-term debt. Trade receivables at the end of 1999 increased $379 million, or 23%, compared with the prior year end largely because of higher sales levels. Our operations provided cash of $120 million in 1999 compared to a use of cash of $528 million in 1998 primarily reflecting improved management of working capital and increased net income, partially offset by the effect of a currency devaluation in Brazil. To the extent our cash provided by operations was not sufficient to fund our cash needs at certain times during the year, old Monsanto contributed cash from other operations or used borrowings to finance these requirements, including the seed company acquisitions. Such borrowings were specifically attributed to us. See Note 9 to our combined financial statements.

    Improved working capital management, proceeds from divestitures, and funds from old Monsanto were used to reduce debt by $343 million in 1999 (short-term debt was reduced by $233 million and long-term debt was reduced by $110 million).

    In the three years presented, property, plant, and equipment purchases largely were related to capacity expansions and improvements of manufacturing facilities in the United States, Latin America and Western Europe. Agricultural Productivity segment capital expenditures of approximately $450 million in 1999 primarily were used to expand our manufacturing facilities to meet increasing sales volumes for our family of Roundup herbicides and for Posilac. Seeds and Genomics segment capital expenditures of $184 million primarily were related to modernization and upgrade of recently acquired seed production facilities. As a result of these investments, net property, plant and equipment at the end of 1999 was approximately $370 million higher than at year end 1998.

    Acquisitions and investments of $108 million in 1999 primarily included joint ventures and equity investments in plant biotechnology. Major investments in 1998 of $4.1 billion included the acquisitions of DEKALB Genetics, Plant Breeding International and certain international seed operations of Cargill. Major investments in 1997 of $1.6 billion included the acquisitions of Holden's, Corn States, the remaining interest in Calgene, Asgrow and Agroceres. See Note 4 to our combined financial statements for further details. Major sources of cash in 1999 were investment and property disposal proceeds which included a net refund of approximately $290 million, representing a portion of the original Cargill purchase price.

DEBT CAPITALIZATION AND AVAILABLE FINANCING SOURCES

    The debt on our historical Statement of Combined Financial Position represents the amount of debt incurred by old Monsanto that was specifically attributable to us, primarily for seed company acquisitions. Pharmacia will retain substantially all of the debt that was attributable to us, and these debt obligations will not be assumed by us, except for approximately $500 million of obligations relating to variable-rate, medium-term notes, approximately $50 million of debt owed by our subsidiaries and approximately $40 million of debt associated with our employee stock ownership plan. In addition, upon the closing of this offering, we will assume from Pharmacia an amount of commercial paper equal to the sum of approximately $1.8 billion plus the net proceeds we receive from this offering assuming no exercise of the overallotment option. The proceeds of this offering will be used to repay a portion of the commercial paper assumed from Pharmacia. We also expect to repay a portion of the commercial paper assumed from Pharmacia by the end of this year with a portion of the cash flows from our business. The factors considered in determining our initial capitalization include the amount of debt incurred by old Monsanto that was specifically attributable to us, our expected financing requirements for working capital and capital expenditures, as well as our desired credit ratings.

    We expect to finance our operations through the issuance of commercial paper for seasonal working capital needs. Our working capital needs are the highest in the first and second quarters, as we extend credit to our customers to enable them to acquire agricultural chemicals and seeds on terms that permit payment following the sales of their crops after harvest. These credit practices, combined with the seasonality of our sales, make us dependent upon our ability to obtain substantial short-term financing to fund our cash flow requirements. We believe that we have sufficient financial flexibility to finance these requirements and to access the global capital markets on terms and in amounts satisfactory to us, although there can be no assurance that this will be the case.

    We also expect to assume certain liabilities related to our employees' and retirees' participation in unfunded pension and postretirement benefit plans sponsored by Pharmacia. Prospectively, our separate pension and postretirement benefit plans are expected to have the same basic features as the old Monsanto plans now sponsored by Pharmacia; accordingly, our future pension and postretirement costs are likely to be comparable to historical amounts. See Notes (h) and (i) to our Pro Forma Condensed Combined Statement of Financial Position.

    In addition, we expect financing obtained through this offering and other short-term sources to be sufficient to satisfy our working capital, capital expenditures, research and development, and debt service requirements during the next 12 to 18 months. We expect cash flows from operations and access to capital markets to satisfy our financing needs beyond that period.

    On August 8, 2000, we entered into two credit facilities: a $1 billion, 364-day facility, and a $500 million, five-year facility. These agreements will support and back up our issuance of commercial paper. We expect interest on any amounts borrowed under these agreements to be at money market rates. Covenants under these facilities will restrict our maximum borrowings. However, we expect to be able to satisfy our currently anticipated borrowing requirements under the terms of these facilities.

NEW ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires all derivatives be recognized as assets or liabilities on the balance sheet and measured at fair value. Monsanto Ag expects to adopt SFAS No. 133 as of January 1, 2001, and is currently assessing the impact of adoption on its financial position and results of operations.

    In December 1999, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements," which provides guidance related to revenue recognition. Implementation of this guidance is required no later than the fourth quarter of this year. Monsanto Ag is currently in the process of analyzing the implications of the document on previously reported revenues. Prior to the March 31, 2000 merger, old Monsanto had effected an accounting change with respect to SAB No. 101 in response to a specific dialogue with the Securities and Exchange Commission related to the sale of certain agency rights. The financial statements of Monsanto Ag have been retroactively adjusted to recognize the $32 million of proceeds from the sale over 20 years.

    SAB 101 allows companies to report any changes in revenue recognition related to adoption of its provisions as an accounting change at the time of implementation. Companies must adopt SAB 101 no later than the fourth quarter of 2000, effective as of January 1, 2000. Monsanto Ag is currently determining the impact this statement will have on its financial position and results of operations.

OUTLOOK

    Our family of Roundup herbicides continues to face competition from generic producers in certain markets outside the United States. Patents protecting Roundup expired in various countries in 1991. As our patent protection on Roundup has expired in countries outside the United States, we have implemented, and expect to continue to follow, a pricing strategy in which we have selectively reduced prices to encourage new usage. Compound per se patent protection for the active ingredient in Roundup herbicide expired in the United States on September 20, 2000. Consistent with our global pricing strategy, we reduced our prices on the family of Roundup products in the United States by 16% to 22% in September 1998 in anticipation of patent expiration. The effect of the volume growth in 1999 more than offset the effect of the price decrease in the United States. As other agricultural chemical suppliers have access to glyphosate in the U.S., their pricing policies may cause downward pressure on prices. In the post-patent environment, we expect to continue our pricing strategy of selectively reducing selling prices to encourage new uses and to increase our sales volumes.

    Management expects technological advances in manufacturing processes and formulations, as well as rapidly expanding production capacity, to continue to improve our glyphosate manufacturing cost structure and to help maintain our leadership position. We aim to increase our sales and income from Roundup by encouraging expanded adoption of conservation tillage techniques by growers worldwide; increasing sales of Roundup Ready crops, which tolerate Roundup herbicide for effective weed control; introducing additional proprietary formulations of Roundup; selectively reducing prices to encourage new uses for Roundup; maintaining our position as a low-cost, high-quality glyphosate producer; and building on our relationships with our distribution partners.

    The U.S. patent expiration and the continuation of our pricing strategy in the U.S. will likely result in a near term modest reduction in our gross margin, consistent with the last three years. We expect that increased glyphosate sales volumes and growth in our other business lines will enable us to grow our total gross profit in the future above 1999 levels. While there can be no assurance that any increases in volumes will offset price reductions, this generally has been our experience in glyphosate post-patent environments outside of the United States.

    We continue to address concerns of consumers, public interest groups and government regulators regarding the agricultural and food products developed through biotechnology. We are investing significant amounts in 2000 to address these concerns, including participating in an integrated, industry-wide initiative involving major companies with an interest in agricultural biotechnology. This initiative includes using consumer media to provide consumers with improved information sources on biotechnology. For more information on biotechnology, see "Risk Factors" and "Business--Acceptance of Plant Biotechnology."

    In April 1999, a jury verdict was returned against DEKALB (which became a wholly-owned subsidiary of old Monsanto during December 1998), in a lawsuit filed in U.S. District Court in North Carolina. The lawsuit was brought by Aventis CropSciences S.A. (formerly Rhone Poulenc Agrochimie S.A.), claiming that a 1994 license agreement was induced by fraud stemming from DEKALB's nondisclosure of relevant information and that DEKALB did not have the right to license, make or sell products using Aventis' technology for glyphosate resistance under this agreement. The jury awarded $15 million in actual damages for unjust enrichment and $50 million in punitive damages. DEKALB has appealed this verdict and believes it has meritorious grounds to overturn the verdict and intends to vigorously pursue all available means to have the verdict overturned. No provision has been made in our combined financial statements with respect to the award for punitive damages. Management expects intellectual property disputes with several parties regarding biotechnology products will continue to occur as the agricultural biotechnology industry evolves. See "Risk Factors" and "Business--Legal Proceedings" for further discussion.

RISK MANAGEMENT

    We continually evaluate risk retention and insurance levels for product liability, property damage, and other potential areas of risk. We devote significant efforts to maintaining and improving safety and internal control programs, which reduce our exposure to certain risks. Management decides the amount of insurance coverage to purchase from unaffiliated companies and the appropriate amount of risk to retain based on the cost and availability of insurance and the likelihood of a loss. Since 1986, our liability insurance has been a "claims made" policy form. Management believes that the current levels of risk retention are consistent with those of comparable companies in the industries in which we operate. There can be no assurance that we will not incur losses beyond the limits of, or outside the coverage of, our insurance. We do not expect our liquidity, financial position and profitability to be affected materially by the levels of risk retention that we accept.

EURO CONVERSION

    On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their national currencies and the euro. During the transition period, from January 1, 1999, until June 30, 2002, both the national currencies and the euro will be legal currencies. Beginning July 1, 2002, the euro will be the sole legal tender for transactions in these countries.

    In September 1997, we formed a cross-functional team and engaged a consultant to address issues associated with the euro conversion. As of January 1, 1999, we began to engage in euro-denominated transactions and were legally compliant. We expect to have all affected information systems fully converted by April 2002. We do not expect the euro conversion to have a material effect on our competitive position, business operations, financial position or results of operations.

MARKET RISK MANAGEMENT

    We are exposed to market risk, including changes in commodity prices, currency exchange rates and interest rates. To manage the volatility relating to market risks, we entered into various derivative transactions and participated in old Monsanto's currency risk management programs. We do not hold or issue derivative financial instruments for trading purposes.

    After the separation of our business from those of Pharmacia, we plan to continue to manage our own commodity price exposure as we have in the past. We also plan to establish a foreign currency risk management program under which we intend to manage currency risk in a manner substantially the same as under old Monsanto's currency risk management programs in which we participated in the past. The objective of this program will be to protect us from adverse fluctuations in foreign currency exchange rates versus our functional currencies. Currency forward contracts will be used to hedge recorded transactional exposures (primarily for receivables and payables denominated in currencies other than Ex-U.S. entities' functional currencies). Currency option contracts and forward contracts will be used to manage currency exposures related to forecasted cash flow transactions (for example, forecasted export sales revenue denominated in a currency other than an entity's functional currency).

    The tables below provide information about derivative instruments and other financial instruments that are sensitive to changes in commodity prices and interest rates. The financial instruments are grouped by market risk exposure category. Instrument denominations are indicated in parentheses. For instruments denominated in currencies other than the U.S. dollar, the information is presented in U.S. dollar equivalents.

 COMMODITY PRICE RISK-SENSITIVE INSTRUMENTS

    Commodity futures and options contracts are used to hedge the price volatility of certain commodities, primarily soybeans and corn. This hedging activity is intended to manage the price paid to production growers for corn and soybean seeds.

    The following significant commodity price risk-sensitive instruments, all of which are expected to mature in 2000 and 2001, were specifically attributable to us as of June 30, 2000 and December 31, 1999:

JUNE 30, 2000
PURCHASED CORN FUTURES CONTRACTS:
  Contract volumes (million bushels)....................................  13.7
  Weighted average price (per bushel)................................... $ 2.33
  Contract amount (in millions)......................................... $32
  Contract fair value as of June 30, 2000 (in millions)................. $28
PURCHASED SOYBEAN FUTURES CONTRACTS:
  Contract volumes (million bushels)....................................  12.5
  Weighted average price (per bushel)................................... $ 5.28
  Contract amount (in millions)......................................... $66
  Contract fair value as of June 30, 2000 (in millions)................. $60
SOLD LEAN HOGS FUTURES CONTRACTS:
  Contract volumes (million pounds).....................................   9.7
  Weighted average price (per pound).................................... $ 0.57
  Contract amount (in millions)......................................... $ (6)
  Contract fair value as of June 30, 2000 (in millions)................. $ (6)
DECEMBER 31, 1999
PURCHASED CORN FUTURES CONTRACTS:
  Contract volumes (million bushels)....................................  13.6
  Weighted average price (per bushel)................................... $ 2.05
  Contract amount (in millions)......................................... $28
  Contract fair value as of December 31, 1999 (in millions)............. $28
PURCHASED SOYBEAN FUTURES CONTRACTS:
  Contract volumes (million bushels)....................................  15.9
  Weighted average price (per bushel)................................... $ 4.89
  Contract amount (in millions)......................................... $78
  Contract fair value as of December 31, 1999 (in millions)............. $75
SOLD LEAN HOGS FUTURES CONTRACTS:
  Contract volumes (million pounds).....................................  16.0
  Weighted average price (per pound).................................... $ 0.54
  Contract amount (in millions)......................................... $ (9)
  Contract fair value as of December 31, 1999 (in millions)............. $ (9)

--------------------------------------------------------------------------------
Contract amounts are used to calculate the contractual payments and quantity of the commodity to be exchanged.

 CURRENCY EXCHANGE RATE RISK-SENSITIVE INSTRUMENTS

    Until the separation of our businesses from those of Pharmacia our foreign currency risk was managed by Pharmacia jointly with foreign currency risks of other Pharmacia businesses, and it is not practicable to determine foreign currency risks specifically attributable to us. Pharmacia's policy was to purchase currency option contracts to manage currency exposure for anticipated transactions (for example, expected export sales in the following year denominated in foreign currencies), and to use currency option and forward contracts to manage other currency exposures (primarily for receivables and payables denominated in currencies other than a specific Monsanto entity's functional currencies). This hedging activity was intended to protect old Monsanto from adverse fluctuations in foreign currencies compared with the entities' functional currencies. Following the separation of our businesses from those of Pharmacia, we plan to continue to manage our currency risk, either through our own risk management programs or through those maintained by Pharmacia.

 CERTAIN INTEREST RATE RISK-SENSITIVE INSTRUMENTS

    The following significant interest rate risk-sensitive instruments were legal obligations of Pharmacia as of June 30, 2000 and old Monsanto as of December 31, 1999. See "Merger and Reorganization Transactions Occurring Prior to This Offering."

    Even though these instruments represent debt that was specifically attributable to us, most of these obligations will not be assumed by us and will remain obligations of Pharmacia. See "Merger and Reorganization Transactions Occurring Prior to This Offering--Our Capitalization."

   AS OF JUNE 30, 2000                    EXPECTED MATURITY DATE
                                                                               FAIR
                                                                             VALUE AS
                                                                             OF JUNE
                            2000   2001  2002  2003  2004 THEREAFTER TOTAL   30, 2000
                           ------  ----  ----  ----  ---- ---------- ------  --------
                                           (DOLLARS IN MILLIONS)
 LONG-TERM DEBT:
  Fixed rate
    Principal amount.....     --   $500   --   $700  --     $1,993   $3,193   $3,073
    Average interest
     rate................     --    5.4%  --    6.0% --        6.2%     6.2%     --
  Variable rate
    Principal amount.....     --   $ 31   $56  $365  --        --    $  452   $  476
    Average interest
     rate(2).............     --    5.6%  5.6%  5.5% --        --       5.5%     --
 SHORT-TERM DEBT:
  Variable rate
    Principal amount.....  $1,849  $ 27   --    --   --        --    $1,876   $1,878
    Average interest
     rate(2).............     6.7%  5.6%  --    --   --        --       6.7%     --

 AS OF DECEMBER 31, 1999                  EXPECTED MATURITY DATE
                                                                               FAIR
                                                                             VALUE AS
                                                                                OF
                                                                             DECEMBER
                            2000   2001  2002  2003  2004 THEREAFTER TOTAL   31, 1999
                           ------  ----  ----  ----  ---- ---------- ------  --------
                                           (DOLLARS IN MILLIONS)
 LONG-TERM DEBT:
  Fixed rate
    Principal amount.....     --   $500   --   $700  --     $1,993   $3,193   $2,839
    Average interest
     rate................     --    5.4%  --    6.0% --        6.2%     6.2%     --
  Variable rate
    Principal amount(1)..     --   $664   $56  $365  --        --    $1,085   $1,112
    Average interest
     rate(2).............     --    5.9%  5.2%  5.2% --        --       5.6%     --
 SHORT-TERM DEBT:
  Variable rate
    Principal amount.....     $69   --    --    --   --        --    $   69   $   72
    Average interest
     rate(2).............     7.5%  --    --    --   --        --       7.5%     --

--------
(1) Includes commercial paper that is assumed to be renewed through 2001 when Pharmacia's $1.0 billion credit facility expires.
(2) Average variable rates are as of June 30, 2000 and December 31, 1999. Actual rates may be higher or lower.

                                    BUSINESS

INTRODUCTION

    We are a leading global provider, based on sales, of technology-based solutions and agricultural products for growers and downstream customers in the agricultural markets. The combination of our herbicides, seeds and related genetic trait products provides growers with integrated solutions to more efficiently and cost effectively produce crops at higher yields, while controlling weeds, insects and diseases. Our base business, led by Roundup and coupled with the latest tools in biotechnology, genomics and molecular breeding, gives us a unique set of assets and capabilities. Our integrated product offerings seek to improve farm productivity and food quality developed through our broad technology platform. Our product innovations have transformed farming practices and create value for growers and other agricultural customers around the world.

    The foundation of our business is the family of Roundup herbicides, which provides growers with effective weed control at a competitive price. Over the past three decades, we have grown our Roundup herbicide business, the core of our Agricultural Productivity segment, into one of the most recognized global agriculture brands. Roundup is the world's best-selling herbicide, with sales in 1999 more than five times those of the next largest selling herbicide. Our sales volumes of Roundup and other glyphosate-based products have grown at an average annual rate of approximately 20% over the last 10 years. In this same period, these products maintained an average annual sales growth rate of approximately 11%, even as we reduced prices significantly. In 1999, our sales of glyphosate exceeded the sales of the next eight leading herbicides combined. Recently, much of the growth in the use of Roundup has come from the adoption of conservation tillage, a farming practice that reduces soil erosion and moisture evaporation while increasing farm efficiency by replacing plowing with the judicious use of herbicides to control weeds. We seek to continue to expand sales volumes of Roundup primarily through competitive pricing, expanded adoption of conservation tillage, development of new, proprietary formulations, introduction of crops developed through biotechnology that are tolerant of Roundup and other glyphosate-based herbicides, and maintaining our position as a low-cost, high-quality glyphosate producer. In addition to Roundup, our Agricultural Productivity segment includes our selective chemistries and animal agriculture businesses.

    Through our Seeds and Genomics segment, we offer seeds, traits and genetic technologies. Our research efforts in our Seeds and Genomics segment focus on developing capabilities that add value for growers, processors and consumers through biotechnology and advanced gene-based breeding techniques. In 1999, we held the No. 1 or No. 2 seed market share position in key markets for corn and soybeans, as well as the No. 1 position in the European wheat market. We have introduced more new biotechnology traits than any of our competitors, including traits for herbicide-resistance and traits that protect crops from insects, viruses and diseases. As a result, in 1999, seeds with Monsanto traits accounted for over 70% of the acres planted with herbicide-tolerant or insect-resistant traits. We use our seed assets, including a broad, high-quality collection of genetic material, referred to as germplasm, and our global production and distribution infrastructure to accelerate product development and expand our market access.

    Looking ahead, the agricultural industry faces the challenge of meeting the growing demand for food, while facing limitations on the availability of productive farm land due to global urbanization, changes in farming practices driven by environmental concerns and a limited supply of farm labor in developed countries. Technological innovations are an important tool in helping to address these challenges. To meet growers' needs for new technologies, we have made significant investments in research and development to create a leading, integrated plant genetics system, with platforms in biotechnology, plant genomics and molecular breeding. Integration of these platforms creates a highly efficient, world-class system for producing improved plants of high commercial value.


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INDUSTRY OVERVIEW

    The crop input industry includes machinery, fertilizers, chemical crop protection products, and seeds and associated traits. Throughout most of the twentieth century, growers have benefited from the development of improved inputs and farming practices as well as the introduction of new farmlands, which enabled food production to keep pace with the growing demand for food. More recently, however, the rate at which growers have been able to further improve crop productivity has declined as improved farming practices have become more fully implemented around the world, as land in developed countries available for conversion to farming has declined, and as concerns about the environmental impact of farming have increased. At the same time, the global demand for food has continued to increase with population growth and increasing wealth.

    New technologies that provide growers with additional options to increase productivity began to emerge in the 1990s. Key among these technologies have been biotechnology innovations that are beginning to allow growers to take greater advantage of the genetic potential of crops. Nonselective herbicides, which control all vegetation, are being combined with enhanced, herbicide-tolerant seeds to replace traditional selective herbicides, while insect-resistant seeds can reduce the use of chemical insecticides. Grower acceptance of these gene-based technologies is transforming the traditional agricultural inputs industry by further linking the seed and chemical crop protection industries. In addition, increased research is resulting in the development of powerful genomics-based capabilities that are likely to increase the power of biotechnology and breeding and accelerate the development of novel crop and animal-based products that create value for growers, processors, food companies and consumers.

 CROP PROTECTION CHEMICALS

    Crop protection products, including herbicides, insecticides and fungicides, are used to protect the yield and increase the quality of crops by controlling weeds, insects and diseases. Sales of these products grew significantly in the 1960s, 1970s and 1980s with the introduction of new, more effective chemistries and an increasing demand for food. In recent years, the growth in agricultural chemical sales has slowed because fewer innovative chemical products have come to market, seeds enhanced through biotechnology have reduced the need for chemical treatments, and the number of production acres has declined in developed countries. Global sales of crop protection products in 1999 are shown below.




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             AGRICULTURAL CHEMICAL SALES

GLOBAL SALES OF AGRICULTURAL CHEMICALS BY REGION - 1999

                Total = $28.1 billion

                     [PIE CHART]

        United States and Canada             30.4%
        Western Europe                       23.5%
        Latin America (including Mexico)     16.1%
        Asia/Eastern Europe/Rest of World    30.0%


GLOBAL SALES OF AGRICULTURAL CHEMICALS BY CATEGORY - 1999

                Total = $28.1 billion

                     [PIE CHART]

        Herbicides                           50.8%
        Insecticides                         25.1%
        Fungicides                           20.4%
        Other                                 3.7%

Source: Phillips McDougall



    Worldwide sales of herbicides, which are used to control weeds, were approximately $14.3 billion in 1999. There are two types of herbicides:

  . selective herbicides, which represented 74.2% of 1999 global herbicide sales, control only certain weeds and do not harm crops for which they are designed; and

  . nonselective herbicides, which represented 25.8% of 1999 global herbicide sales, control a broad spectrum of vegetation including crops, unless the crops have been specifically designed to tolerate the herbicide.

    The global herbicide market share of nonselective herbicides has grown from approximately 14.3% in 1991 to approximately 25.8% in 1999 while the market share of selective herbicides has correspondingly declined. Glyphosate, a chemical that we discovered and patented and continue to market under the trademark Roundup, is now the largest selling single product in the global crop protection market.

    Global sales of insecticides, used to control insects that feed on crops, were approximately $7 billion in 1999. Fungicides, used to prevent and treat crop diseases, accounted for approximately $6 billion in global sales in 1999.

 CROP SEEDS AND TRAITS

    Seeds constitute a major component of the global agricultural input industry. The global commercial seed trade market was worth over $23 billion in 1999. While the rate of yield increases from hybrids has slowed in the last two decades, the application of biotechnology and genomics to seed development is dramatically increasing innovation in the seed industry. Biotechnology enables gene-by-gene analysis and enhancement of crops and is augmenting traditional breeding by enabling faster, targeted development of performance-enhancing traits. Traits are generally categorized as "input" or "output" traits, depending on whether they create value at the input stage of production or after harvesting.

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    Key input traits to improve agronomic qualities include:

  . HERBICIDE TOLERANCE. Herbicide-tolerant crops enable growers to spray their fields with nonselective herbicides that control weeds while leaving the crop unharmed.

  . INSECT RESISTANCE. Biotechnology traits that confer resistance to certain insects minimize applications of chemical insecticides. An example of this is the insertion of a gene of a common soil microorganism, Bt, which has created crops resistant to certain insects.

  . DISEASE RESISTANCE. Virus-resistant crops enable growers to protect their plants from damaging viral diseases for which there are often no effective agricultural chemical solutions.

Traits that produce herbicide-tolerant or insect-resistant crops first became commercially available in the mid-1990s and now can be purchased in a number of crops, including corn, canola, soybean and cotton. Also, traits that produce virus-resistant crops are now available for potato. In addition to these commercially available traits, scientists are working on developing traits to increase the amount of grain produced on a given acre of land by increasing plants' abilities to withstand adverse conditions and by selecting for high-growth characteristics.

    Output traits have begun to be introduced into the market. These traits currently are designed to create higher-quality animal feed and in the future are expected to include human nutritional benefits.

    Growers have rapidly adopted the first generation of seed traits with acres planted. The number of global planted acres of herbicide-tolerant and insect-resistant crops grew from less than 5 million acres in 1995 to approximately 120 million acres in 1999. Despite this rapid growth, the total number of acres covered currently represents only a small fraction of the approximately 3 billion acres of crops cultivated worldwide. We believe additional growth will come from further adoption of currently available traits and the development of new input and output traits.

    We expect that plant genomics, which is the study of the genetic structure of plants, will substantially accelerate the development of traits. Genomics tools allow the identification and characterization of thousands of genes in parallel as well as the tracking of genes throughout the breeding process. This capability substantially increases the power of biotechnology tools and the traditional breeding process. As a result, researchers can more rapidly identify genes that may enhance the performance of crops in the field or improve the nutritional content of harvested crops. The application of plant genomics to biotechnology and plant breeding should allow faster introduction of desired attributes into crops that, in turn, we expect will result in more rapid commercialization. We believe that future applications of plant genetic technology may extend beyond traditional agricultural applications. Increasingly, technological capabilities, such as genomics and biotechnology, are expected to be important for success in the industry.

STRATEGY

    The growth in world population combined with a general increase in global prosperity are creating an increasing demand for food. Our goal is to create and deliver integrated agricultural solutions that substantially increase the volume and quality of global food production while reducing economic costs and environmental effects. We expect to achieve this by integrating our traditional agricultural products with advanced technological tools, including genomics, biotechnology and molecular breeding. Our strategy is built around the following focus areas:

  . CONTINUE TO DEVELOP INTEGRATED SOLUTIONS FOR GROWERS. We are continuing to integrate our agricultural chemicals with our seed and technology products to offer agricultural solutions to growers that meet their production needs. The integration of our seed assets with our seed and chemical field operations began in 1999. As this initiative progresses, we will continue to look for opportunities to more effectively and efficiently develop and deliver value-added

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

   innovations to our customers. For example, we expect that the combining of diverse input and output traits into the best seed varieties will offer significant additional value to growers. These and other integrated solutions have the potential to significantly alter crop production systems. We are well positioned to take advantage of this opportunity, given our global seed infrastructure, current portfolio of seed trait products and integrated genetic technology system.

  . MAXIMIZE THE GROWTH OF THE ROUNDUP BUSINESS. We aim to increase our sales and income from Roundup by:

   . ENCOURAGING EXPANDED ADOPTION OF CONSERVATION TILLAGE TECHNIQUES BY GROWERS WORLDWIDE. We will continue to promote the adoption of conservation tillage through selective price reductions as well as through education of farmers on the environmental and cost benefits of converting to conservation tillage.

   . INCREASING PLANTINGS OF ROUNDUP READY CROPS, WHICH TOLERATE ROUNDUP HERBICIDE FOR EFFECTIVE WEED CONTROL. We expect additional weed control opportunities for Roundup with the introduction of Roundup Ready crops into new markets and with the development of new products with Roundup Ready technology.

   . INTRODUCING ADDITIONAL PROPRIETARY FORMULATIONS OF ROUNDUP. We expect to continue to develop new, improved proprietary formulations that provide growers added benefits.

   . SELECTIVELY REDUCING PRICES TO ENCOURAGE NEW USES FOR ROUNDUP AND TO INCREASE VOLUMES. We have implemented a pricing strategy for Roundup in which we have selectively reduced prices to encourage increased use. Historically, the growth in volumes has more than offset price decreases.

   .  MAINTAINING OUR POSITION AS A LOW-COST, HIGH-QUALITY GLYPHOSATE
      PRODUCER.

   .  BUILDING ON OUR RELATIONSHIPS WITH OUR DISTRIBUTION PARTNERS.

  . ACCELERATE THE DEVELOPMENT AND COMMERCIALIZATION OF NEW PRODUCTS. We expect to remain a leader in the development and introduction of new technologies for food and agricultural production by:

   .  REDUCING THE TIME AND COST OF DISCOVERING NEW PRODUCTS.

   . USING GENOMICS CAPABILITIES TO SPEED INVENTION AND DEVELOPMENT OF NEW TECHNOLOGIES. We expect our genomics capabilities to reduce the time and cost of discovering new products by accelerating the identification of genes for crop improvement and by expanding the available pool of genes for new product development. We also are applying genomics techniques to the commercialization of improved plant varieties through a process known as molecular breeding.

   . EXPANDING OUR TECHNOLOGICAL EXPERTISE VIA STRATEGIC RELATIONSHIPS. We have established numerous strategic relationships that expand the scope of our research and provide access to new technologies and markets.

   .  USING OUR GLOBAL SEED INFRASTRUCTURE TO ACCELERATE THE
      COMMERCIALIZATION OF NEW PRODUCTS. Our seed assets provide a rich source of diverse germplasm and accelerate the introduction of our seed traits developed through genomics and biotechnology.

  . HELP TO BROADEN PUBLIC UNDERSTANDING AND ACCEPTANCE OF NEW TECHNOLOGIES AND PRODUCTS. We have a number of initiatives to educate consumers on the safety and benefits of plant biotechnology. We are investing significant amounts in 2000 to address these concerns, including participating in an integrated, industry-wide initiative involving major companies with an interest in agricultural biotechnology. This initiative includes using

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   consumer media to provide consumers with improved information sources on biotechnology. We also continue to support a rigorous review process for new products by regulatory bodies worldwide.

PRODUCTS

    Financial information about our Agricultural Productivity segment and our Seeds and Genomics segment can be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Agricultural Productivity Segment," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seeds and Genomics Segment" and Note 15 to our historical combined financial statements included elsewhere in this prospectus.

 AGRICULTURAL PRODUCTIVITY

    Our Agricultural Productivity segment consists of our crop protection products, animal agriculture and environmental technologies businesses. In 1999, this segment accounted for approximately 68% of our net sales.

 CROP PROTECTION PRODUCTS

    Our crop protection business focuses on the herbicide market and includes our family of Roundup herbicides, the leading worldwide agricultural herbicide brand in terms of sales; glyphosate sold to other major herbicide manufacturers; and selective chemistries used primarily for weed control in corn, wheat and rice. Our global herbicides business is the largest in the world, with 1999 market share of approximately 19%.

    Roundup

    Roundup, which is sold in more than 80 countries, is the world's best-selling herbicide, with net sales in 1999 more than five times greater than those of the next largest selling herbicide. We discovered glyphosate in 1970, and began marketing it under the Roundup brand in 1976. Today, Roundup herbicides are sold for agricultural, industrial and residential weed control.

    We have developed a broad family of Roundup herbicides to meet grower needs, including formulations that:

  .  more effectively control difficult-to-kill weeds;

  .  are absorbed more rapidly to minimize losses due to rain; and

  .  allow faster visual indication of weed control.

    We continue to invest to grow this business. We are using our strong capabilities in the area of formulation technology and our understanding of the interactions between seed genetics, chemicals, biotechnology traits and growing conditions to develop proprietary Roundup herbicides and more powerful glyphosate-based solutions. In addition, we are implementing proprietary improvements to our glyphosate production processes to reduce marginal costs and increase capacity.

    Specifically, we seek to expand the use of Roundup through the following initiatives:

  . EXPAND ADOPTION OF CONSERVATION TILLAGE. Roundup is the herbicide of choice in the U.S. conservation tillage market and is used widely in other major conservation tillage markets. Conservation tillage is a farming practice that replaces plowing with the judicious use of herbicides to control weeds, which reduces soil erosion, moisture evaporation and labor, energy and equipment costs for growers. As a nonselective herbicide, Roundup is an excellent fit for conservation tillage since it effectively controls a variety of weeds and can be applied before a crop emerges without any residual effect.

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

   Price reductions for Roundup have reduced the costs of conservation tillage for growers, thus contributing to the growth of this practice globally. As the adoption of conservation tillage has expanded, and growers have substituted the use of nonselective herbicides for plowing, sales of Roundup have increased. While we estimate that global acreage under conservation tillage grew from approximately 90 million acres in 1995 to approximately 200 million acres in 1999, we believe this represents only approximately 27% of the estimated crop acres in developed countries on which conservation tillage could potentially be practiced. Developing countries contain approximately 750 million additional acres, many of which we believe are suitable for conservation tillage.

   We intend to promote the expansion of conservation tillage globally through a combination of selective price reductions for Roundup and continued education of growers about the economic and environmental benefits of conservation tillage.

  . INCREASE SALES OF ROUNDUP READY CROPS. Roundup and other glyphosate herbicides can be applied over the top of our Roundup Ready crops, controlling weeds without injury to the crop. This integration of agricultural chemicals and enhanced seeds offers growers a cost-effective solution for weed control. To date, we have introduced Roundup Ready soybeans, corn, canola and cotton. In 1999, approximately 65 million acres were planted with Roundup Ready crops. We expect to continue to introduce new Roundup Ready crop technology, including Roundup Ready sugar beets, Roundup Ready wheat and second-generation Roundup Ready corn, each subject to completion of field trials and receipt of regulatory and other governmental approvals.

     We have significantly increased our herbicide sales in key geographic areas by offering an integrated weed control system using Roundup Ready technology. As a result, over 50% of U.S. and over 80% of Argentine post-emergent soybean weed control now allows use of nonselective products like Roundup rather than selective herbicides. We believe more herbicide-tolerant crops will be developed and approved for planting in various countries, and additional business will shift from selective to nonselective herbicides.

  . PURSUE OUR PRICING STRATEGY. Price decreases in Roundup historically have been followed by substantial expansion in the use of Roundup. As Roundup has become more economical, growers have used Roundup in new applications, have treated more acres with Roundup in existing applications and have used higher amounts of Roundup per treated acre. This historical growth in volumes has more than offset our decline in prices, causing sales to grow and reinforcing our pricing strategy for the brand. For example, we believe that the 1999 global average price decline in Roundup of approximately 11% was a key factor in an approximately 20% increase in global volumes in that year. We expect to continue to implement this pricing strategy globally to increase sales volumes for Roundup.

  . DEVELOP PROPRIETARY FORMULATIONS. We expect to continue to enhance our family of Roundup herbicides and to maintain premium pricing for our proprietary brands relative to generic competition, even though our patent for Roundup has expired in the United States. We have competed with generic glyphosate products for many years outside the United States and retained a substantial share of global sales, suggesting that growers are loyal to our branded Roundup herbicides. According to one recent journal article, Roundup is one of the most recognized agricultural chemical names. In addition, growers have demonstrated a willingness to purchase our premium brands, such as Roundup Ultra. We also have developed products like Roundup Dry, which offers more convenience to growers by reducing packaging disposal and increasing ease of product handling.

    Between 1992 and 1999, we expanded our glyphosate production capacity more than four-fold and reduced our per-gallon cost of manufacturing glyphosate by more than 35%. We plan to continue to expand our capacity for producing glyphosate to meet expected volume growth. We also expect to

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continue to develop and implement proprietary manufacturing process enhancements to reduce our unit costs. In addition, we have entered into agreements with eight other major agrochemical manufacturers to supply them with glyphosate. We believe that these manufacturers' interest in establishing these purchasing relationships with us evidences the cost advantage of our production process.

    Our glyphosate patent in the United States expired on September 20, 2000. Although we have not had glyphosate patent protection outside the United States for several years, our global sales volumes of Roundup and our other glyphosate herbicides have consistently increased, with more than 70% of our glyphosate sales volume in 1999 coming from outside the United States. In 1999, sales of our glyphosate exceeded the sales of the next eight leading herbicides combined.

    The Roundup lawn and garden business sells Roundup that is formulated and sized for homeowner use. On October 1, 1998, we entered into an agency and marketing agreement with The Scotts Company with respect to the Roundup lawn and garden business. Pursuant to this agency and marketing agreement, Scotts has global responsibility for marketing, sales, product distribution and finance for our Roundup lawn and garden products. The Roundup lawn and garden business holds the market-leading position in the United States, Canada, France and Australia in the non-selective category.

 Selective Chemistries
 ---------------------

    Our selective chemistries business primarily serves growers in the corn, rice and wheat markets. Our Lasso, Harness and related brands of herbicides collectively hold the No. 2 acetanilide position in total area treated for pre-emergent control of grassy weeds in the United States. We also sell Machete, a herbicide for the control of grasses in rice production, primarily in Asian markets, and Avadex, an herbicide for control of wild oats, a significant weed problem in North American wheat production. These products have established strong market positions based on performance, competitive pricing and field support.

    We recently have launched two new products for wheat in certain markets:
Maverick, a post-emergent herbicide for control of several key weeds; and Latitude, a fungicide for management of "take all" disease in wheat, which, until Latitude's introduction, could not be effectively controlled. We expect the use of these products to grow significantly once regulatory approval is received in other markets in the next two years. In addition, selective chemistries play an important role in rounding out the portfolio of products we offer to growers.

 ANIMAL AGRICULTURE

    We produce the largest selling U.S. brand of recombinant bovine growth hormone, which increases milk production in dairy cows. We market this product under the brand name Posilac in the United States, and license the product for sale outside the United States. Nearly one-third of the over nine million dairy cows in the United States are in herds supplemented with Posilac. These cows have shown an average increase in milk production of roughly nine pounds per day, or approximately 15%.

    Our animal agriculture business focuses on improving animal productivity in the dairy and swine industries. We use our expertise in biotechnology and genomics to develop innovative products that improve the productivity of dairy cattle and swine. We also are the second-largest swine genetics company in the United States in terms of market share, operating under the DEKALB Choice Genetics brand name. DEKALB Choice Genetics offers several improved swine genetic lines that increase swine producer productivity measures, such as fertility and pigs per litter. We expect to use our expertise in biotechnology and genomics to continue to develop innovative products in animal agriculture, and expand our market share.


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    We have a highly efficient sales and marketing model for Posilac, unique in the industry, pursuant to which we sell and ship our products directly to customers. We believe this model allows us to provide superior customer service at a lower cost.

 ENVIRO-CHEM

    Enviro-Chem is a full-service engineering and construction company that specializes in engineering, procurement and construction of sulfuric acid, nitric acid and urea plants using proprietary process technology. It also sells a portfolio of unique products and systems to solve industrial air pollution problems. Enviro-Chem serves clients in fertilizer, chemical, metallurgical, refinery, power generation and other process industries.

 SEEDS AND GENOMICS

    Our Seeds and Genomics segment represented approximately 32% of our 1999 net sales. This segment is comprised of our global seeds and related traits business and our genetic technology platforms.

 SEEDS AND RELATED TRAITS

    Our global seeds and associated traits business is based on our ability to deliver valuable, technology-based products to growers of major crops around the world. We primarily focus on serving the markets for corn, soybeans, cotton and wheat. In 1999, we held the No. 1 or No. 2 seed market share position in key markets for corn and soybeans as well as the No. 1 position in the European wheat market.

    We are a leading provider by acres planted of biotechnology seed traits, which are characteristics expressed in plants, such as herbicide tolerance or insect resistance. We are developing such traits using biotechnology and genomics tools and seed breeding. We currently make our traits available through our seed products or by licensing the traits to other seed companies for sale in their seeds. Fees from these licenses represent a significant portion of our net sales from traits.

    Growers have embraced our seed traits, paying fees or premiums above conventional seed prices for traits, and market penetration has been rapid. For example, Roundup Ready soybeans, introduced in 1996, represented over 50% of the approximately 70 million acre U.S. soybean market and over 80% of the approximately 18.5 million acre Argentine soybean market in 1999. In aggregate, the acreage of our Roundup Ready, YieldGard and Bollgard products has grown from approximately 3 million acres in 1996 to approximately 86 million in 1999. We estimate that our acreage of biotechnology traits in the United States for 2000 increased by approximately 5%.

GROWTH OF MONSANTO WORLDWIDE BIOTECH TRAIT ACREAGE

                   million acres
                    [BAR CHART]

          1996     1997     1998     1999
          ----     ----     ----     ----
            3       17       58       86


        MONSANTO TRAIT ACREAGE BY REGION - 1999

              Total = 86.1 million acres

                     [PIE CHART]

              North America         68.7
              South America         16.9
              Rest of World          0.5


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    Because seeds are the delivery vehicle for traits, we have built a global seed infrastructure to provide the backbone for our breeding, production and distribution activities. We built this infrastructure by acquiring and consolidating a number of seed company operations around the world and integrating the sales and service functions of this global seeds enterprise with our agricultural productivity operations. This infrastructure enables us to coordinate our agricultural productivity and seeds and traits research to introduce new products to our customers rapidly and efficiently.

    CORN. Globally, corn is one of the largest crops by seed value and represents our major crop focus. Our major corn seed brands are DEKALB Genetics and Asgrow, which together hold the No. 2 position in the U.S. market, accounting for approximately 13% retail market share in 1999. Through Corn States, we license our germplasm and traits to nearly 200 seed corn companies that sell to growers representing an additional 35% of the corn acres in the United States. Our brands also hold the No. 1 position in the three major Latin American hybrid corn markets (Brazil, Argentina and Mexico), accounting for more than 45% of 1999 sales in those markets. In addition, we have a significant position in corn in Asia.

    We have introduced corn input trait products directed toward meeting grower needs by improving crop performance and reducing input costs. Our first input traits include Roundup Ready corn and YieldGard insect-resistant corn. Roundup Ready corn provides superior weed control by protecting corn against over-the-top applications of our Roundup herbicide and other glyphosate herbicides. YieldGard provides resistance to European corn borers, which historically have cost U.S. growers an estimated $1 billion annually in crop yield losses and pest control expenditures. In 1999, we commercialized YieldGard corn in Argentina under the registered name MaisGard, and currently plan, subject to regulatory approval, to commercialize corn with both YieldGard and Roundup Ready traits throughout Latin America.

    SOYBEANS. Soybeans represent our second largest crop focus. To date, our primary market for soybean seeds and Roundup Ready soybeans has been in North America. We sell our soybeans under the Asgrow, DEKALB Genetics and Hartz seed brands in the United States, and the First Line Seeds brand in Canada. Combined, our brands hold the No. 1 seed share position in the U.S. soybean market, accounting for approximately 25% of 1999 market sales. We also license the traits for Roundup Ready soybeans to both large and smaller seed companies in the United States. Outside North America, Roundup Ready soybeans are sold in Argentina and we have filed for regulatory approval in Brazil. In Brazil, we are the second largest supplier of seed germplasm.

    COTTON. Our third major crop focus is cotton. We have licensed the traits for our Roundup Ready cotton, our Bollgard insect-resistant cotton and combinations of these traits to Delta and Pine Land, a leading breeder, producer and marketer of cotton seeds. Currently, we are involved in a lawsuit brought by Delta and Pine Land, which seeks unspecified compensatory and punitive damages arising from the failure of our two companies to merge. On December 20, 1999, old Monsanto announced that it had withdrawn its filing for U.S. antitrust clearance of the proposed merger in light of the Department of Justice's unwillingness to approve the transaction on commercially reasonable terms. Regardless of litigation between the two companies, we expect that Delta and Pine Land will continue to have the same economic incentive to market our cotton products and, accordingly, that the litigation should not adversely affect our marketing relationship with Delta and Pine Land. We also license these traits to Stoneville, a company that we sold in December 1999, and other smaller cotton seed companies. Bollgard insect-resistant cotton protects against several of the most economically damaging insects, including the cotton bollworm. U.S. cotton growers have widely adopted both the Roundup Ready and Bollgard traits. In addition, our Bt cotton has been adopted elsewhere, including Australia and China.

    WHEAT. Wheat represents our fourth major crop focus. We hold the No. 1 seed share position in the European wheat market. Currently, our wheat crop activity is located primarily in Western

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Europe and consists of the breeding and licensing activities of our Plant
Breeding International conventional seed in the United Kingdom, France and Germany, and the sale of our Hybritech brand hybrid wheat seeds, primarily in France. We are developing Roundup Ready wheat and other traits for the wheat market in the United States and Canada.

    OTHER CROPS. We hold leading market positions in several other crops, including sunflower, sorghum and canola seed, in major markets around the world. In addition, we sell Roundup Ready canola in both the United States and Canada.

 GENETIC TECHNOLOGY SYSTEM

    Our integrated genetic technology system is targeted at developing a deep understanding of the genetic makeup of plants and other organisms, and using that knowledge to improve crop production. We believe that our expertise in improving crops provides us with unique competitive tools.

    We believe we are now in a position to build upon our earlier agrochemical and biotechnology successes to accelerate our advances in improving food production. We have created a genomics capability that substantially expands the power of biotechnology to identify and improve genetic material and that provides a significant increase in the ability of breeding technologies to incorporate enhanced traits into crops. Integration of our breeding, biotechnology and genomics capabilities through highly developed management systems promises to provide us with the ability to produce improved plants of high commercial value in the future.

TECHNOLOGY

    Our integrated technologies for understanding and improving plant genetics provide us with a significant ability to invent and develop improved crops. We base our technology strategy on the convergence of three major platforms: biotechnology, genomics and molecular breeding.

    Integration of these platforms creates what we believe to be the world's strongest system for producing improved plants of high commercial value. We believe this integrated technology platform has transformed and will continue to transform the agricultural industry, resulting in market expansion and increased market share for our products.

 BIOTECHNOLOGY

    Genes are the fundamental genetic instructions determining what an organism is, how it behaves and how it responds to its environment. Biotechnology refers to capabilities that began to emerge in the 1970s to isolate, understand and modify genes. We committed early to applying this technology toward the study and improvement of plants. Our specific biotechnology accomplishments include:

  . identifying one of the first genes that would confer a commercially useful trait in a plant;

  . inventing the capability to efficiently insert new genes into plants, commonly called plant transformation; and

  . creating one of the first stable genetically transformed plants.

    We continue to pursue the cutting-edge application of biotechnology to plants. We employ more than 400 scientists at our principal research facilities in St. Louis, Missouri and at our wholly owned subsidiaries, Calgene, Agracetus, Inc., DEKALB Genetics and Plant Breeding International (now part of Monsanto PLC). Currently, we have substantial expertise and capacity in critical areas of plant biotechnology, including:

  . PLANT TRANSFORMATION. We possess advanced capabilities to introduce valuable genes into major crops. We are able to conduct over 20,000 independent plant transformations annually.

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  . GENE EXPRESSION. We possess an advanced capability to regulate when and in what plant tissues specific genes are turned on or off. This enables us to direct genetic improvement to specific parts of the plant.

  . METABOLIC ENGINEERING. We have a proven capability to regulate the basic functions and characteristics of plants through genetic improvements.

  . GENE STACKING. We have proven experience in combining genes to achieve multiple traits or in achieving single complex traits requiring multiple genes.

  . FIELD TESTING. We have substantial capacity to test plants under both greenhouse and field conditions. We have obtained more than twice as many field trial approvals from the U.S. Department of Agriculture as our nearest competitor, which we believe is an indication that our research and development capabilities are broad and deep relative to those of our competitors.

  . REGULATORY MANAGEMENT. We have obtained regulatory approval for more agricultural biotechnology products than any of our competitors.

 GENOMICS

    Genomics enhances the results we can achieve through our breeding and biotechnology platforms by allowing us to analyze thousands of genes simultaneously. This genomics approach, which is more efficient than the biotechnology approach of identifying useful genes one by one, represents the culmination of converging advances in biology, chemistry, robotics and computing. As a result, it is now possible to decipher the entire genome of a plant. By understanding all the genes in an organism, we can apply biotechnology to an even greater range of products than was previously possible. Examples of potential resulting products include drought-tolerant corn and high-protein soybeans.

    In order to increase our ability to understand the biological processes of commercial organisms, we made a strategic commitment to become a world leader in developing and applying genomics technologies to the discovery and development of products based on the genetic improvement of crop plants. The three components of our genomics strategy are to:

  . build an internal and external network of collaborative centers of excellence in genomics;

  . integrate genomics with biotechnology, molecular breeding and our germplasm assets; and

  . create commercial value by applying genomics technologies to crop plants, microbes and animal breeding.

    This platform creates an unprecedented potential to improve crops to meet the needs of our growing world population. Agricultural genomics could potentially create products improving food and feed safety, crop productivity and animal agriculture, non-arable land utilization, quality of consumer food products and pharmaceutical manufacturing.

    The integration of genomics and breeding reduces the uncertainty inherent in traditional breeding. We believe that this capability will enable us to enhance the performance of our seed products and reduce product cycle times. In 1999, we identified thousands of new DNA markers and analyzed over 5 million genotypes.

    We invested $695 million in research and development in 1999, $536 million in 1998 and $409 million in 1997. We have created one of the largest and most effective genomics programs in the world, involving approximately 500 of our employees and the dedicated efforts of 200 additional scientists through our partnerships. Internal operations include:

  . CEREON GENOMICS LLC (CAMBRIDGE, MASSACHUSETTS). Cereon is our wholly owned subsidiary. Through an agreement with Millennium Pharmaceuticals, Inc., we and Cereon

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   have been granted an exclusive license to all of Millennium's technology related to genomic processes and genomic products, such as DNA sequences, for use in the areas of plant agriculture and dairy cattle. In return, any improvements to these genomic processes and products made by Cereon are licensed to Millennium for use in the area of pharmaceuticals.

  . MONSANTO RESEARCH (ST. LOUIS, MISSOURI). In St. Louis, our genomics capabilities are focused on the commercial application of genomics technology and are closely integrated with our biotechnology program.

  . DEKALB GENETICS (MYSTIC, CONNECTICUT). DEKALB Genetics focuses on the analysis of gene function for the improvement of corn.

  . MONSANTO RESEARCH (ANKENY, IOWA). In Ankeny, we have built a state-of-the-art plant molecular breeding facility, with a world-class capacity to analyze genetic characterizations on crop samples.

  . MONSANTO RESEARCH (BANGALORE, INDIA). In Bangalore, our genomics capabilities are focused on bioinformatics, the application of computer hardware and software to biological information.

    Our external network includes:

  . MILLENNIUM PHARMACEUTICALS. Millennium Pharmaceuticals is a leader in human genomics and Cereon's collaborative partner in genomics research and development. Millennium Pharmaceuticals has granted us an exclusive, perpetual license to its extensive genomics technologies for use in the areas of plant agriculture and dairy cattle.

  . MENDEL BIOTECHNOLOGY. Mendel Biotechnology is a company focused on the analysis of gene function, established by world-leading academic scientists. In exchange for funding, Mendel provides us with licenses to classes of proprietary genes for the development of commercial traits in our core crops. These licenses are in force for the life of the patents which are filed during the term of the collaboration, with patent expiration dates ranging from the year 2018 through 2021.

  . PARADIGM GENETICS. Paradigm Genetics is a company focused on the analysis of gene function, established by world-leading plant scientists. In exchange for funding, Paradigm provides us with perpetual licenses to functional characterizations of our proprietary genes.

  . INCYTE PHARMACEUTICALS INC. Incyte Pharmaceuticals is an established genomics company. In exchange for funding, Incyte has provided us with licenses that expire in October 2000 to all of its corn and soybean genomics databases for use in our research, and a perpetual, non-exclusive license to commercialize products developed using database information. We are seeking to renew these licenses and gain access to other Incyte databases.

  . UNIVERSITY RELATIONSHIPS. Hundreds of agreements with universities provide us, in exchange for funding, with access to emerging genomics technologies and capabilities developed by top university scientists. Most of these agreements provide us with licenses or options to license developed technologies. Many of these licenses are exclusive. The licenses are generally in force for the life of the relevant patents.

    We intend to use these genomics capabilities to discover genes that will create new traits in crops, such as:

  . resistance to insects and disease;

  . resistance to environmental stresses, such as drought, heat and cold;

  . higher crop yields;

  . increased content of oil, protein and other nutrients; and

  . modified nutritional composition of oils.


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    GERMPLASM AND MOLECULAR BREEDING. Our seed companies have thousands of seed varieties, called germplasm, for our crops. The diversity of our germplasm enables our breeders to be effective at selecting commercial varieties with traits of value to farmers.

    Plant breeders create new varieties by pollinating one plant with another. Historically, plant breeding has been done without any direct knowledge of the genes that underlie desired characteristics, such as grain yield. Today, we are applying our genomics technology to make the plant-breeding process faster, more cost effective and with more predictable outcomes. In 1999, at our world-leading breeding center in Ankeny, Iowa, we analyzed more than 2.5 million genetic characterizations on crop samples.

    This novel, technology-driven breeding process allows us to use varieties of crops that have not traditionally been part of the plant breeding process. Many untapped varieties may contain better versions of genes for yield, disease resistance, drought tolerance or other traits. Genomics allows plant breeders to integrate these genes into commercial crop varieties efficiently. Our breeders are currently using this approach in corn, soybeans and cotton. This new ability to improve crops is complementary to the biotechnology approach to crop improvement.

    These technology-driven breeding and gene discovery efforts are dependent on the strength of our ongoing plant breeding operation. In conjunction with the establishment of our genomics platform, we have created one of the world's largest plant breeding platforms, encompassing more than 1,000 people located at over 150 breeding stations in over 15 countries. At these stations, our breeders manage over 3.5 million test plots per year, continually investigating plant yield and other characteristics in our core crops.

    COMPREHENSIVE GENE-TO-SEED CAPABILITIES. Our leading technology position has resulted in the planting of seeds with Monsanto traits on more than 70% of the acres planted with herbicide-tolerant and insect-resistant traits in 1999. We have integrated our strong position in biotechnology with germplasm, genomics and molecular breeding to create a more efficient "gene-to-seed" capability for the discovery, development and commercialization of industry-transforming products for agriculture. We have a team of over 200 bioinformaticians, biostatisticians and computer scientists, as well as proprietary knowledge management systems that enable increasingly rapid discovery and development of improved crops.

    As a result of our comprehensive gene-to-seed capabilities, we have a promising pipeline of new products. Two examples of products that we are planning to introduce, subject to completion of field trials and receipt of regulatory and other governmental approval, include corn rootworm-resistant corn and second-generation Bollgard insect-resistant cotton.

    We have designed our corn rootworm-resistant corn to offer protection against the corn rootworm and related insects. Losses from corn rootworm are significant and currently available insecticides have limited effectiveness in controlling this underground pest. Second-generation Bollgard insect-resistant cotton contains a combination of insect-resistant traits to help growers improve their insect-resistance management programs.

ACCEPTANCE OF PLANT BIOTECHNOLOGY

    The safety of food and the health of consumers is our first priority, regardless of whether the product is a traditional pesticide or a biotechnology trait. Recently, advocacy groups have challenged the safety of foods produced from biotechnology crops, and have raised concerns about their potential effect on consumers and the environment. See "Risk Factors--Risks Related to Our Business." However, biotechnology has enjoyed and continues to enjoy substantial support from members of the scientific community, based on the testing and safety of these products.

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    In 1999, we received more than 25 separate regulatory approvals (food, feed or environmental) in eight different countries (Argentina, Bulgaria, Canada, China, Japan, Romania, Russia and the United States) for production and/or import of our plant biotech products. Additionally, the major U.S. grain handlers (ConAgra, Inc., Cargill and Archer Daniels Midland) have committed to accepting biotech grain for the 2000 growing season. While a few food companies have chosen to remove genetically modified ingredients from their products, the Grocery Manufacturers of America continues to support biotechnology as "a safe way to produce healthier food in greater quantities, as well as to ensure a cleaner environment."

    We believe there is a low awareness of biotechnology issues among the general public in the United States, but that most consumers support the benefits associated with plant biotechnology, including reduction of insecticide use, higher yielding crops and the promise of more nutritious foods. Our market research indicates that the most consistent food safety concern across several countries (Brazil, Canada, France, Germany, Japan, the United Kingdom and the United States) is the presence of pesticides and agricultural chemicals in food. In addition, based upon our studies, more consumers are most concerned about nutritional content of food, healthfulness of food and artificial ingredients in food than they are about biotech foods.

    We have undertaken several initiatives to provide consumers information about the safety of these products, and support essential testing, safety procedures and regulatory review systems for biotech crops. Independent market research indicates that the more consumers know about biotechnology, the more likely they are to support it. Therefore, we and other major companies with an interest in agricultural biotechnology have plans to spend up to $50 million over the next few years in an integrated, industry-wide initiative to provide consumers with information regarding the safety of plant biotechnology. This initiative will use consumer media (television, newspapers, magazines, consumer hotlines and other materials) to provide consumers with sources of more information about biotechnology, such as websites.

    We are committed to maintaining an open dialogue with all those interested in plant biotechnology. In addition, we expect that as we continue to develop biotechnology products with direct benefits to consumers, such as foods with improved nutrition, taste or texture, consumer acceptance of biotechnology will broaden.

STRATEGIC ALLIANCES

    We use strategic partnerships and alliances to augment our access to innovative and enabling technologies, to expand the use of our technology platforms into new arenas and to improve the market access of our products.

    Our technology partnerships generally provide preferred access to leading edge, pre-commercial technological developments. For example, in 1997, we established an innovative and fully-integrated genomic agricultural company, Cereon, in conjunction with Millennium Pharmaceuticals. Through this five-year alliance, Millennium Pharmaceuticals has granted us an exclusive license to use its genomics technologies in the field of plant agriculture. We have developed additional alliances with other leading genomics institutions, including Mendel Biotechnology, Incyte Pharmaceuticals and Paradigm Genetics, to further extend and deepen our access to technology.

    In September 1998, we entered into an agreement to form the Renessen LLC joint venture with Cargill to develop and market enhanced crops for the grain processing and animal feed industries. Renessen began operations in January 1999 and has no specified term. We and Cargill each have a 50% interest in Renessen. Renessen is managed by a governance board on which we and Cargill have equal representation. With respect to Renessen, we and Cargill (1) have committed to make equal contributions to fund Renessen's approved business plan, (2) have granted Renessen a world-

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wide, fully paid-up, non-exclusive, non-royalty-bearing right and license to our and Cargill's respective patents and intellectual property relevant to Renessen's activities in the grain processing and animal feed industries, (3) receive rights to use intellectual property developed by Renessen in other specified areas and (4) receive preferential rights to provide specified services to Renessen. This joint venture combines our seed assets and technology capabilities with Cargill's global grain processing, marketing and risk management infrastructure. Renessen's products under development include seeds designed to enhance processing efficiency and corn, soybean and wheat products designed to deliver better nutrition in animal feed. Other alliances, such as with Savia, S.A. de C.V., a leading global vegetable seeds company, provide additional avenues for commercialization of Roundup Ready products and other technology platforms. Pursuant to our non-exclusive, ten-year agreement with Savia, we provide Savia with access to our discoveries for use in fruits and vegetables in return for royalties.

    We will continue to use this network of relationships to enhance our ability to offer outstanding integrated solutions to our customers, thereby strengthening our leadership position within the agricultural industry.

SALES AND MARKETING

    We have a worldwide distribution and sales and marketing organization that reaches growers throughout the world. We have consolidated the sales forces of our crop protection and seeds and traits operations, creating a sales and service force that is one of the industry leaders in size and capability. In North America, we sell our crop protection products and seeds and license our traits to growers through more than 13,000 retail and dealer locations. In addition, we license a broad package of our trait products to more than 300 seed companies that do business in the United States and certain international markets. For instance, we have granted a license for our Roundup Ready cotton, our Bollgard insect-resistant cotton and combinations of these traits to Delta and Pine Land, which allows Delta and Pine Land to market these products to growers. These growers, in turn, enter into licensing agreements through which they pay a fee for use of our products. This fee is then divided between us and Delta and Pine Land. In other parts of the world, we sell our crop protection products and seeds and license our traits products through a combination of distributors and retailers, as well as directly to growers. We sell and ship our animal agriculture products directly to dairy growers.

    We market our Roundup products for residential use through Scotts, a leading provider of lawn and garden products. Scotts receives a commission for its services as our agent based on a varying percentage of the earnings before interest and taxes related to the Roundup lawn and garden business. Scotts is also responsible for contributing annually towards the expenses of the Roundup lawn and garden business.

    We support our products in all global markets with a sales and product development organization that educates growers about our newest products, innovative farming practices and the integration of new products with existing ones. We also use marketing programs to promote our products. These include advertising, public relations, sales promotion, event marketing and direct marketing programs. For these purposes, we maintain a proprietary database of crop protection products and seeds and traits customers in North America and several other key markets.

CUSTOMERS

    We sell to a variety of customers in the agricultural industry, including individual growers, seed companies, independent retailers and agricultural cooperatives, as well as to other major agricultural chemical producers. While no single customer represents more than 10% of our consolidated revenues, our three largest U.S. agricultural distributors represented, in aggregate, approximately

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17% of our net sales in 1999. We seek to build strong partnerships with our customers, and we have signed multiyear contracts and supply agreements with many of our larger customers. Consistent with industry practice, we regularly extend credit to our customers to enable them to acquire agricultural chemicals and seeds at the beginning of the growing season.

INTELLECTUAL PROPERTY

    We seek patent and other intellectual property protection for most of our important discoveries and improvements that are likely to be incorporated into our products or that give us a competitive advantage. We rely on a broad portfolio of patents in the United States and many foreign countries to obtain intellectual property protection for our products and processes. We have patented many of the tools and processes by which our seeds containing biotech traits are created.

    Patents protecting Roundup herbicide have expired in most countries, and key patent protection for the active ingredient in Roundup herbicide expired in the United States on September 20, 2000. We have several patents on our glyphosate formulations and manufacturing processes, some of which will not expire until 2015 and beyond. Our insect-resistant plant products, including our NewLeaf potato, YieldGard corn and Bollgard cotton, are protected by patents that extend at least until 2013. Our herbicide-tolerant plant products, including Roundup Ready cotton, corn, canola and soybeans, are protected by patents that extend at least until 2014. Our Posilac bovine growth hormone is protected by a United States patent that expires in 2008 and by patents in other countries, most of which expire in 2005. Other patents protect various aspects of bovine growth hormone manufacturing in the United States and expire as early as January 2003 and as late as March 2012, with corresponding patents in other countries of varying terms.

    We also obtain licenses from other parties relating to certain products and processes as necessary. For example, we have obtained perpetual licenses to chemicals for our Harness herbicide and to manufacturing technology for our bovine growth hormone, and have licensed gene transformation technology for our Roundup Ready soybean and corn products until patent expiration in 2007. In addition, we file trademark applications for our branded products to preserve our products' identity and enhance customer loyalty. Most, but not all, of our branded products are covered by either issued or pending trademarks.

MATERIALS

    We are both a producer and significant purchaser of a variety of basic and intermediate raw materials. Our major raw materials are typically purchased through long-term contracts of 10 years or longer. We are not dependent on any one supplier for a significant amount of any raw materials, but certain important raw materials are obtained from a few major suppliers. Additional capacity exists for all major raw materials either from different suppliers or from alternate manufacturing locations.

    We purchase all of our North American supply of elemental phosphorus, a key raw material for the production of Roundup herbicide, from P4 Production, LLC, a joint venture formerly 40% owned by Solutia and operated by Solutia under an operating agreement with P4 Production. Effective March 31, 2000, we acquired nearly all of Solutia's 40% ownership interest in P4 Production and took over operation of the facilities. We now own a 99% interest in P4 Production and have a right to purchase the remaining 1% from Solutia at any time, subject to regulatory requirements. Solutia has the right to sell its 1% interest to us at any time subject to regulatory requirements. Alternate sources of elemental phosphorus are available from other sources based in the United States, the Netherlands and China.

    We also produce directly, or contract with third parties for the production of, hybrid corn seed, soybean seed and wheat seed in growing locations throughout the world. Cotton seed is produced

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through international joint ventures with Delta and Pine Land. The availability and cost of seed is primarily dependent upon seed yields, weather conditions, grower contract terms, commodity prices and global supply and demand. We attempt to minimize the risks related to weather by producing seed at multiple growing locations, where practical.

    In general, where we have limited sources of raw materials, we have developed contingency plans to minimize the effect of any interruption or reduction in supply. These would include supplier inventories, dedicated excess manufacturing capacity, substitute materials and approved alternate sources of supply. While temporary shortages of raw materials may occasionally occur, these items are generally sufficiently available to cover current and projected requirements. Global sourcing strategies for key materials help ensure that new capacity is installed by our suppliers in time to meet our growing requirements at competitive prices. However, to some extent availability and price are subject to unscheduled plant interruptions caused by shortages of energy and petrochemical supplies.

COMPETITION

    The global markets for our agricultural products are highly competitive. We expect competition to intensify as the result of continuing industry consolidation, patent expiration for Roundup in the United States and increased expenditures on the development and commercialization of biotechnology traits.

    Competitive success in crop protection products is dependent upon price, product performance, the quality of solutions offered to growers, and the quality of service to distributors and growers. Our major competitors in the agricultural productivity market are Novartis AG and AstraZeneca PLC (which plan to combine their agribusinesses as a new company, to be called Syngenta), Aventis, BASF AG (which this year acquired American Cyanamid, another competitor), DuPont, and Dow Agrosciences which, with us, represent over 70% of worldwide agrochemical sales in 1999. Significant competition for Roundup also has come from glyphosate producers in China, that sell to both local and export markets. The experience in China demonstrates that new glyphosate facilities can be developed at relatively modest cost. Manual control of weeds by growers is a primary alternative to herbicides in many developing countries. Control of weeds by plowing competes with conservation tillage in developed countries. In developed countries, the number of acres that are farmed organically, although small in magnitude, has grown rapidly in the last few years.

    The industry has seen substantial growth in the use of nonselective herbicides, particularly of Roundup and other glyphosate products, at the expense of selective herbicides, which control only certain types of weeds. A key reason behind this shift has been the development of crops tolerant of Roundup, which allow the spraying of glyphosate-based products after planting. As a result, these products are increasingly displacing the selective herbicides traditionally applied over these crops. Other companies (including Aventis, American Cyanamid, DuPont and Novartis) have developed or are developing crops tolerant of their herbicides.

    We are the primary supplier of glyphosate to most of our largest competitors. Competition in the U.S. glyphosate market will increase, given that our patent expired on September 20, 2000. As other agricultural chemical suppliers have access to glyphosate in the U.S., their pricing policies may cause downward pressure on prices. However, although our main glyphosate products outside the U.S. have been without patent protection for more than five years, we have retained leadership in most major countries in terms of volume sold.

    Our largest competitors in the seeds business are Pioneer, a subsidiary of DuPont, and Novartis. Although the seed industry has consolidated in recent years, hundreds of small seed companies compete with us in local and regional markets. Product performance (in particular, crop yield), customer service, intellectual property and price are important determinants of market

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success. In addition, strong distributor and grower relationships have been important in the United States and other countries.

    Our traits compete directly with traits developed by other companies as well as with agricultural chemicals. Currently, Aventis, BASF AG/American Cyanamid, Dow, Novartis and DuPont are significant competitors in trait development, and other agrichemical marketers produce chemical products that compete with some of our Roundup and Roundup Ready systems. Academic researchers and smaller biotech companies are other likely sources of new traits. The primary factors underlying the competitive success of traits are public acceptance, performance, timeliness of introduction, value and environmental friendliness.

    Competition for the discovery of new agricultural traits based on biotechnology and/or genomics is likely to come not only from firms already in the business but from academic researchers, biotech boutiques and the numerous firms that are investigating gene function with principal focus on human applications.

SEASONALITY

    Historically, we have recorded our highest levels of sales and income in the first half of the year, consistent with the purchasing and growing patterns of growers in North America, our largest market. We historically have had net losses during the second half of the year. In recent years, sales in the third and fourth quarters have increased compared to the corresponding periods in prior years because of significant growth in South America driven by the adoption of conservation tillage. However, this trend has not altered our prevailing sales and income pattern worldwide. Sales and income may shift somewhat between quarters depending on variations in when a grower chooses to plant crops, which in turn is dictated by the grower's desire to achieve ideal growing conditions.

EMPLOYEES

    As of September 1, 2000, we had approximately 14,700 employees worldwide. Roughly half our employees are based in the United States. Other employees are located in over 60 countries around the world, with concentrations in Brazil and Belgium. In the United States, no employees are represented by unions. Outside the United States, various local agreements apply. We believe we have a satisfactory relationship with our employees.

FACILITIES AND PROPERTIES

    Our general offices are located in St. Louis County, Missouri. We also lease additional research facilities in St. Louis County. We and our subsidiaries own or lease manufacturing facilities, laboratories, agricultural facilities, office space, warehouses and other land parcels in North America, South America, Europe, Asia, Australia and Africa. In addition to the facilities in St. Louis County, Missouri, our principal properties include chemicals manufacturing facilities at the following locations: Alvin, Texas; Antwerp, Belgium; Augusta, Georgia; Fayetteville, North Carolina; Luling, Louisiana; Muscatine, Iowa; Rock Springs, Wyoming; Sao Jose dos Campos, Brazil; Soda Springs, Idaho; and Zarate, Argentina. Another significant chemicals manufacturing facility is under construction in Camacari, Brazil. Our principal properties are suitable and adequate for their use. Utilization of these facilities may vary with seasonal, economic and other business conditions, but none of the principal properties is substantially idle. The facilities generally have sufficient capacity for existing needs and expected near-term growth, and expansion projects are undertaken as necessary to meet future needs. Most of these properties are owned in fee. However, we lease the land underlying facilities that we own in Alvin, Texas. In addition, we lease the manufacturing facility at Augusta, Georgia, with an option to buy, pursuant to an industrial revenue bond financing. In certain instances, we have granted leases on portions of plant sites not required for current operations.

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GOVERNMENT REGULATION

    We are subject to extensive laws and regulations governing pesticides, new plant varieties and food and feed safety in the countries in which we manufacture or sell our products. In virtually all countries, we must obtain regulatory approvals prior to marketing our products.

    Prior to marketing any product derived using agricultural biotechnology, numerous field tests and commercial applications are conducted under EPA and USDA supervision. Additionally, we study and summarize the properties and safety of the food products from biotechnology as compared to conventional food products, and consult with the FDA. This consultation process is used to establish the safety and equivalence of the foods and feeds derived from biotechnology to that of non-biotechnology foods and feeds. Under the new Agricultural Risk Protection Act of 2000, which updates the Plant Pest Act, the previous authority for USDA regulation on agricultural biotechnology, the USDA regulates all potential plant pests. Products derived using modern biotechnology are regulated and supervised until the USDA determines that they pose no risk as a plant pest. Once that determination has been made, and the registration and consultation processes at the EPA and the FDA, respectively, if applicable, have been completed, product commercialization may commence.

    Current FDA policy is to apply the same statutory safety standards to foods from plant varieties developed through biotechnology as are applied to foods developed through traditional plant breeding. FDA policy describes the process for food and feed safety review of new plant varieties, including those derived through the application of modern biotechnology. FDA policy does not require that foods derived from biotechnology plants be labeled as such, unless those foods have been modified in a way that results in relevant nutritional or safety information, such as:

  . foods that are not substantially equivalent in nutrition and composition to foods produced from traditionally bred varieties;

  .  foods that have been modified to include an allergen or toxin; or

  .  basic varieties that have been changed.

Consumer and environmental opponents of the technology and at least two sympathetic members of Congress have urged that labeling be required. In addition, a Colorado ballot initiative will ask voters whether genetically modified foods sold in the state should be labeled.

    The FDA held three public hearings to discuss and receive comments on its current policy on foods developed through biotechnology. Subsequently, the Clinton Administration and the FDA announced that the FDA will require notification of the FDA 120 days prior to the introduction of biotechnology food products, that the scientific data submitted for review will be made available to the public, and that the FDA will develop guidelines for voluntary labeling of non-biotech foods. We have assessed the safety of all our commercial agricultural biotechnology products, submitted those assessments to the FDA, and voluntarily consulted with the FDA pursuant to its 1992 Policy on New Plant Varieties. The Commissioner of the FDA has reaffirmed that its current policy is effective, and that all foods from plants developed through biotechnology presently in the market are safe.

    In the European Union, the environmental safety of biotechnology products is regulated by the 90/220 Council Directive, while foods and food ingredients, including those derived from biotechnology, are regulated by the Novel Foods and Food Ingredients Regulation (NFR). Under Directive 90/220, the European Commission's Directorate-General of the Environment regulates environmental releases of biotechnology products for research and development, as well as placements of biotechnology products on the market. Under the NFR, there are two procedures for regulating foods and food ingredients: (1) a simplified notification procedure that applies to products that are substantially equivalent to existing foods and food ingredients and (2) a full authorization

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procedure for products that are not substantially equivalent. During the initial implementation of the NFR, the simplified notification procedure for substantially equivalent products took approximately one year to complete. Eleven products have been notified to date, including two Monsanto products: oil from Roundup Ready canola and processed corn ingredients from YieldGard corn. Six other Monsanto products are currently pending notification; several of these products have been pending since 1997. To date, no products have been approved under the full authorization procedure and, therefore, it is not possible to estimate the amount of time required to complete this process. As of July 2000, nine applications were pending at different stages of the full authorization procedure. To qualify for the simplified notification procedure, an appropriate European authority must issue an opinion that the food or food ingredient is substantially equivalent to a traditional food or food ingredient. We believe that all of our current and proposed commercial products are subject to the simplified notification procedure under the NFR because these products are the same in terms of nutrients, anti-nutrients and relative physical properties as their conventional counterparts. It is unclear whether the European Union will concur with our opinion that the simplified process applies. Once a product is approved, it is cleared for marketing and consumption in all European Union member states. Commercial cultivation of biotechnology crops in the European Union requires further authorization through registration as an official plant variety in the national catalogue of each member state where planting will occur. There is no European Union-wide legislation for variety registration, but rather, individual decisions are taken at the national level.

    The European regulatory process is extremely complex because of the involvement of 15 countries. The European Commission is in the process of revising Directive 90/220 and has not authorized an agricultural biotechnology crop product for import since April 1998. The proposed revisions would introduce a number of measures designed to improve public confidence, such as labeling, monitoring, traceability and transparency. In June 1999, five countries announced their intention to suspend all future authorizations until new comprehensive European Community rules are in place for labeling and traceability.

    Our regulatory organization is comprised of over 300 scientists and regulatory affairs experts located throughout the world to support our agricultural chemical, biotechnology, seed, animal health and nutrition products. We employ premier scientists in several disciplines, including environmental sciences, product safety assessment, ecology, product characterization and statistics, to ensure that the safety data supporting our products meets the highest standard. We work closely with other scientists during the new product discovery and development phases to assure that all questions regarding food, feed and environmental safety are addressed early in the commercialization process. Our success in obtaining regulatory approvals for biotechnology-derived products has been clearly demonstrated. In the United States, we have obtained from the USDA more of the approvals that are necessary to permit the commercialization of our products since 1988 than all of our competitors combined. In addition, nearly half of the biotechnology food products that have completed the full process of discussion and consultation with the FDA have been our products. Globally, our products have been the first biotechnology products approved in numerous countries. We are actively involved in international regulatory organizations that promote the need for harmonized data requirements and the use of science-based, risk-based assessments in the regulatory decision-making process.

ENVIRONMENTAL MATTERS

    Our operations are subject to environmental laws and regulations in the jurisdictions in which we operate. Some of these laws restrict the amount and type of pollutants that can be released from our operations into the environment. Other laws, such as the U.S. Superfund law, can impose liability for the entire cost of cleanup upon any former or current site owners or operators or parties who sent waste to these sites, without regard to fault or the lawfulness of the original disposal activity. These laws and regulations may be amended from time to time and become increasingly stringent. We are

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

dedicated to long-term environmental protection and compliance programs that reduce and monitor emissions of hazardous materials into the environment, as well as to the remediation of identified existing environmental concerns. While the costs of compliance with environmental laws and regulations cannot be predicted with certainty, we do not expect such costs to have a material adverse effect upon our capital expenditures, earnings or competitive position.

    We are a potentially responsible party at several Superfund sites, where we or our predecessors have disposed of wastes in the past. We have settled our liability at a number of these sites, but may on occasion continue to receive notices alleging potential liability under the Superfund law. Under the terms of the separation agreement, we are responsible for remedial liabilities at existing and former manufacturing locations and certain off-site disposal and formulation facilities. We maintain approximately $6.5 million in environmental reserves for remedial liabilities, which includes amounts for remediation at several of our operating plants.

    On March 7, 2000, the U.S. Department of Justice filed suit on behalf of the EPA in U.S. District Court for the District of Wyoming against old Monsanto, Solutia and P4 Production, seeking civil penalties for alleged violations of Wyoming's environmental laws and regulations, and of an air permit issued in 1994 by the Wyoming Department of Environmental Quality. The permit had been issued for a coal coking facility in Rock Springs, Wyoming that is currently owned by P4 Production. The United States sought civil penalties of up to $25,000 per day (or $27,500 per day for violations occurring after January 30, 1997) for the air violations, and immediate compliance with the air permit. In light of the government's lawsuit, the companies have voluntarily dismissed a declaratory judgment action that they had previously brought, and have raised the same issues as an affirmative defense to this action, arguing that it is precluded by the doctrine of res judicata because the companies have already paid a $200,000 fine covering the same Clean Air Act violations pursuant to a consent decree entered in the First Judicial District Court in Laramie County, Wyoming on June 25, 1999. On April 12, 2000, the Department of Justice revised its settlement demand, from $2.5 million to $1.9 million plus injunctive relief to ensure P4 Production's compliance with the Clean Air Act. On April 21, 2000, the companies filed a motion for dismissal or summary judgment on the grounds of claim preclusion, including the doctrines of res judicata and release. Pursuant to the separation agreement, we have assumed any liabilities resulting from this matter.

    In the early 1980s, old Monsanto was identified as a potentially responsible party at three landfills in West Virginia including the Heizer Creek landfill, the Poca Strip Mine landfill and the Manila Creek landfill. As a result, Monsanto entered into Consent Orders with the EPA and implemented remedial actions at each of those sites to address dioxin contamination, all of which were completed in the mid-1980's. The EPA is currently investigating over 20 sites in the Kanawha river valley to determine potential sources of dioxin discharges into the river. As a part of that process, the EPA is conducting preliminary assessments at the 20-plus sites including the three sites mentioned above and has notified Monsanto of its potential liability at the Heizer Creek landfill. Depending on the outcome of the EPA's preliminary assessments, Monsanto could receive notices of potential liability at the other two sites, although we have not received any such notices at this point in time.

    On September 28, 1999, we entered into a consent order with the EPA whereby we agreed to immediately investigate contamination at the Heizer Creek landfill near Nitro, West Virginia and to propose a remedy based on our results. We used the Heizer Creek landfill for approximately one year between 1958 and 1959 to dispose of plant waste from our former Nitro, West Virginia manufacturing location. In 1999, the EPA identified elevated levels of dioxin in one sample taken at the former landfill. We recently completed the investigation and submitted the results to EPA. We are in the process of evaluating remedial action options and will submit a recommendation to EPA shortly. We cannot accurately estimate the cost of remediation until EPA approves a remedy for the site.

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

LEGAL PROCEEDINGS

    Pursuant to the separation agreement, at the time of the separation of our businesses from those of Pharmacia, we will assume liabilities for legal proceedings primarily related to the agriculture business. As a result, although Pharmacia or old Monsanto may remain the named defendant in these cases, we will manage the litigation and indemnify Pharmacia for costs, expenses and judgments arising from this litigation. In addition, we also will manage litigation primarily related to the agriculture business in which Pharmacia or old Monsanto is the named plaintiff, and we will pay the fees and costs of, and receive any benefits from, this litigation. The following describes proceedings to which Pharmacia or we are a party and for which we will assume any liabilities or receive any benefits.

PROCEEDINGS RELATED TO BIOTECHNOLOGY RIGHTS

    On May 19, 1995, Mycogen Plant Sciences, Inc. filed suit against old Monsanto in the U.S. District Court in California alleging infringement of its patent involving synthetic Bt genes, and seeking unspecified damages and injunctive relief. On November 10, 1999, the court granted summary judgment in our favor and dismissed all of Mycogen's patent claims, finding Mycogen's patent invalid on the basis of our prior invention. Previously, the court had also held that products containing Bt genes made prior to January 1995 did not infringe Mycogen's patent. Mycogen has filed an appeal with the Court of Appeals for the Federal Circuit seeking to overturn the dismissal and oral argument on the appeal is scheduled for November 16, 2000.

    Old Monsanto is also a party in interference proceedings against Mycogen in the U.S. Patent and Trademark Office to determine the first party to invent certain inventions related to Bt technology, and has requested a stay of the interference proceeding pending determination of Mycogen's appeal. Under U.S. law, patents issue to the first to invent, not the first to file for a patent on, a subject invention. If two or more parties seek patent protection on the same invention, as is the case with our Bt technology, the U.S. Patent and Trademark Office must hold interference proceedings to identify the party who first invented the particular invention in dispute. On September 29, 2000, the U.S. Patent and Trademark Office found in our favor and against Mycogen regarding patent rights to tomato plants tranformed to contain full-length Bt gene technology. It is expected that Mycogen will contest this outcome via judicial proceedings.

    On March 19, 1996, old Monsanto filed suit in the U.S. District Court in Delaware seeking $76 million in damages and injunctive relief against Mycogen Plant Sciences, Inc., Agrigenetics, Inc. and Ciba-Geigy Corporation (now Novartis Seeds, Inc.) for infringement of our patent relating to synthetic Bt genes. Trial of this matter ended June 30, 1998, with a jury verdict that while the patent was literally infringed by the defendants, the patent was not enforceable due to a finding of prior invention by another party and was not infringed due to the defense of the reverse doctrine of equivalents. On September 8, 1999, the district court affirmed in part the jury's verdict on the issue of prior invention but overturned the finding of non-infringement on the reverse doctrine of equivalents. The matter is now on appeal to the Court of Appeals for the Federal Circuit and oral argument on the appeal is scheduled for November 16, 2000.

    In June 1996, Mycogen Corporation, Mycogen Plant Sciences, Inc. and Agrigenetics filed suit against old Monsanto in California State Superior Court in San Diego alleging that we failed to license, under an option agreement, technology relating to Bt corn and glyphosate-tolerant corn, cotton and canola. On October 20, 1997, the court construed the agreement as a license to receive genes rather than a license to receive germplasm. Jury trial of the damage claim for lost future profits from the alleged delay in performance ended March 20, 1998, with a verdict against us awarding damages totaling $174.9 million. On June 28, 2000, the California Court of Appeal for the Fourth Appellate District issued its opinion reversing the jury verdict and related judgment of the trial court,

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and directed that judgment should be entered in our favor. Mycogen's subsequent motion for rehearing has been denied and, on August 7, 2000, Mycogen filed a petition with the California Supreme Court requesting that further appeal to that court should be granted. We have opposed the discretionary appeal sought by Mycogen.

    On October 22, 1996, Mycogen Corporation filed suit against old Monsanto, DEKALB Genetics (subsequently acquired by us) and Delta and Pine Land in the U.S. District Court in Delaware alleging infringement of two Bt-related patents. The jury trial concluded on February 3, 1998, with a verdict in favor of all defendants. Mycogen's patents were invalidated on the basis that we were a prior inventor. On September 8, 1999, the district court issued a revised order that upheld the jury verdict and ruled that Mycogen's patents were invalid due to their prior invention and lack of enablement. On December 6, 1999, Mycogen filed an appeal in the Court of Appeals for the Federal Circuit and oral argument on the appeal is scheduled for November 16, 2000.

    On March 27, 1997, Pioneer filed an action against old Monsanto claiming unspecified damages, which was transferred to the U.S. District Court for the Eastern District of Missouri, alleging contractual breach by Monsanto and license rights to certain DEKALB Genetics corn transformation patents that DEKALB Genetics has asserted against Pioneer in litigation (see the Rockford Litigation discussed below). The court denied and dismissed all of Pioneer's license claims but retained jurisdiction to consider a counterclaim asserted by Monsanto alleging that Pioneer had breached a 1993 license agreement for Bt corn technology under which Pioneer now sells YieldGard insect-resistant corn. Monsanto asserted the license should be terminated in view of Pioneer's breaches. On July 28, 2000, the court found that Pioneer had breached the 1993 license agreement in several respects, including the stacking of the licensed technology together with other traits. On August 24, 2000, a jury determined that five independent contract breaches by Pioneer were material. Under the terms of the 1993 license, if a material breach occurs, the non-breaching party may request termination of the agreement. In addition to that remedy, which will be addressed in the post-trial remedy phase of the case, Monsanto has filed a request for bifurcated trial seeking monetary damages for pre-termination sales by Pioneer and motions for further equitable relief associated with Pioneer's misuse of technology as established through jury trial. Monsanto and Pioneer have announced that the current YieldGard product sold by Pioneer will remain available to farmers under a royalty bearing license with Monsanto, final terms of which have not yet been set. Pioneer has stated that it will appeal the jury verdict.

    On November 20, 1997, Aventis filed suit in the U.S. District Court in North Carolina against old Monsanto and DEKALB Genetics alleging that because DEKALB Genetics failed to disclose a research report involving the testing of plants to determine glyphosate tolerance, Aventis was induced by fraud to enter into a 1994 license agreement relating to technology incorporated into a specific type of herbicide-tolerant corn. Aventis also alleged that DEKALB Genetics did not have a right to license, make or sell products using Aventis technology for glyphosate resistance under the terms of the 1994 agreement. On April 5, 1999, the trial court rejected Aventis's claim that the contract language did not convey a license. Jury trial of the fraud claims ended April 22, 1999, with a verdict for Aventis and against DEKALB Genetics. The jury awarded Aventis $15 million in actual damages and $50 million in punitive damages. The trial was bifurcated to allow claims for patent infringement and misappropriation of trade secrets to be tried before a different jury. Jury trial on these claims ended June 3, 1999, with a verdict for Aventis and against DEKALB Genetics. The district court had dismissed old Monsanto from both phases of the trial prior to verdict on the legal basis that it was a bona fide licensee of the corn technology. On or about February 8, 2000, the district court affirmed both jury verdicts against DEKALB Genetics, and enjoined DEKALB Genetics from future sales of the specific type of herbicide-tolerant corn involved in the agreement (other than materials held in DEKALB's inventory on June 2, 1999). Judgment was entered March 10, 2000. On March 8, 2000, Aventis filed with the Court of Appeals for the Federal Circuit its notice to appeal

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certain district court rulings that denied claims for further equitable relief against us. DEKALB Genetics has also filed an appeal of the jury verdict with the U.S. Court of Appeals for the Federal Circuit, and submitted its initial appellate brief on July 31, 2000. We, our licensees and DEKALB Genetics (to the extent permitted under the district court's order and an agreement with Aventis) continue to sell the specific type of herbicide-tolerant corn pursuant to a royalty-bearing agreement with Aventis, entered prior to the June 3, 1999 jury verdict. In addition, we and DEKALB Genetics have announced our intention, as of 2001, to replace this specific type of herbicide-tolerant corn with new technology not associated with Aventis's claims in this litigation. The district court held an advisory jury trial which ended with a verdict in favor of Aventis on September 1, 2000, regarding claims that certain employees of Aventis should be named as "co-inventor" on two patents issued to DEKALB Genetics. No monetary relief was sought. DEKALB Genetics continues to deny that Aventis employees should be named as "co-inventor" on the two patents since those individuals made no inventive contribution. The parties have submitted proposed findings of fact and conclusions of law on the verdict. DEKALB will appeal any final decision or judgment.

    On October 28, 1998, Pioneer filed two related lawsuits seeking injunctive relief and unspecified damages against DEKALB Genetics and Asgrow, another of our subsidiaries, in the U.S. District Court in Iowa alleging misappropriation of Pioneer trade secrets related to corn breeding. On October 8, 1999, Pioneer added us and the prior owners of DEKALB Genetics and Asgrow (Pfizer Inc. and The Upjohn Company, respectively) as defendants in the litigation. In addition to state law trade secret misappropriation claims, Pioneer alleges Lanham Act and patent law violations. Pioneer also asserts that the defendants have violated an unspecified contractual obligation not to conduct breeding using Pioneer germplasm. On July 17, 1999, the court denied without prejudice the defendants' motions to dismiss the initial trade secret claims. On January 4, 2000, the district court allowed Pioneer to amend its claims to assert that the defendants infringed its patents. Pursuant to agreement of the parties dated June 1, 2000, the parties entered into a partial settlement agreement that will dismiss a portion of Pioneer's claims against old Monsanto, DEKALB Genetics and Asgrow. The stipulation for dismissal of this claim has not yet been filed with the court.

    On November 30, 1999, old Monsanto filed suit against Pioneer in the U.S. District Court for the Eastern District of Missouri to terminate a technology license for glyphosate tolerant soybeans and canola granted by it to Pioneer, on the ground that Pioneer had improperly assigned the license in connection with its merger with DuPont. Old Monsanto alleges that the assignment resulted in unauthorized sales, and therefore infringed old Monsanto's patents and violated its trademark rights. On June 27, 2000, the court held that Pioneer had assigned our intellectual property license in connection with the merger, and denied Pioneer's motion to dismiss the complaint. A jury trial is set to commence in March 2001.

    On December 22, 1999, Mycogen Plant Sciences, Inc. filed a patent suit seeking injunctive relief and unspecified damages against our subsidiary Monsanto Australia Limited, and against DeltaPine Australia Limited, in the Federal Court of Australia, Victoria District Registry. The suit alleges that we have infringed two of Mycogen Plant Science's Australian patents associated with Bt technology. These patents are Australian counterparts to patents and inventions found invalid in other jurisdictions.

    On March 27, 2000, DuPont filed a suit against old Monsanto in the U.S. District Court for the District of South Carolina, seeking unspecified damages and injunctive relief for alleged violations of federal antitrust acts and state law in connection with glyphosate-related business matters. The complaint asserts that a DuPont herbicide product has not been successfully introduced into the marketplace due to alleged anticompetitive practices that have enhanced our sales of Roundup herbicide and Roundup Ready cotton. DuPont has sought leave to amend its complaint to add a cause of action based upon an alleged violation of the Lanham Act relating to some of our advertising campaigns. Old Monsanto entered into a glyphosate supply agreement with DuPont in December 1999. A jury trial is scheduled to commence in October 2001.

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    On March 30, 2000, DuPont filed a suit against old Monsanto and Asgrow in the U.S. District Court for Delaware, seeking damages and equitable relief including the divestiture of Asgrow by Monsanto for alleged violations of federal antitrust acts and state law in connection with glyphosate-tolerant soybean business matters. The complaint asserts that Asgrow breached certain contract obligations and that old Monsanto tortiously interfered with those obligations, and as a consequence DuPont is asserting previously resolved claims that Asgrow misappropriated intellectual property of DuPont. The complaint also alleges that Asgrow's actions improperly accelerated old Monsanto's development of glyphosate-tolerant soybeans. DuPont has sought leave to amend its complaint to add a cause of action based upon an alleged violation of the Lanham Act relating to some of our advertising campaigns. Monsanto has filed to dismiss the lawsuit based on statute of limitations and estoppel.

 ENFORCEMENT OF DEKALB GENETICS' PATENTS

    DEKALB Genetics, which we acquired in December 1998, has filed legal actions to enforce its patents. On April 30, 1996, DEKALB Genetics filed patent infringement actions in the U.S. District Court for the Northern District of Illinois against Pioneer, Mycogen Corporation and two of Mycogen's subsidiaries, and on August 27, 1996, against several Hoechst Schering AgrEvo GmbH entities (these actions are referred to as the "Rockford Litigation"). The suits relate to DEKALB Genetics' patents involving herbicide-resistant and/or insect-resistant fertile, transgenic corn. In particular, the DEKALB Genetics patents cover:

  . fertile, transgenic corn plants expressing genes encoding Bt insecticidal proteins;

  . the microprojectile method for producing fertile, transgenic corn plants covering a bar or pat gene, as well as the production and breeding of progeny of such plants;

  . methods of producing either herbicide-resistant or insect-resistant transgenic corn; and

  . transgenic corn plants containing a bar or pat gene (all lawsuits related to this patent have been stayed pending resolution of an interference proceeding at the U.S. Patent and Trademark Office).

In each case, DEKALB Genetics has asked the court to determine that infringement has occurred, to enjoin further infringement and to award unspecified compensatory and exemplary damages. By order dated June 30, 1999, a special master construed the patent claims in a manner largely in accord with the position of DEKALB Genetics. The judge has adopted the findings of the special master and appointed a settlement mediator to conduct discussions among the parties. Jury trials on certain of DEKALB Genetics' patent claims are set to commence January 3, 2001 against Mycogen and February 12, 2001 against Pioneer.

    On July 2, 1999, DEKALB Genetics sued Pioneer in the U.S. District Court for the Northern District of Illinois in a patent interference action to declare that DEKALB Genetics was the first inventor of the microprojectile method of producing fertile transgenic corn. The court has denied Pioneer's motion to dismiss. On July 30, 1999, DEKALB Genetics moved to consolidate this suit with the remainder of the Rockford Litigation for purposes of trial, but the request has been provisionally denied.

    On November 23, 1999, Pioneer sued old Monsanto, DEKALB Genetics and Novartis Seeds, Inc. in the U.S. District Court for the Eastern District of Iowa for alleged infringement of Pioneer's patent pertaining to the microprojectile transformation of corn. This suit has been transferred at old Monsanto's request to the U.S. District Court for the Northern District of Illinois for consolidated treatment with the Rockford Litigation. On the same date, DEKALB Genetics filed an interference action in the U.S. District Court for the Northern District of Illinois seeking a declaration that DEKALB Genetics was the first inventor of the microprojectile method of producing fertile transgenic corn and the related suits have been assigned to that court for disposition.

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 GROWER LAWSUITS

    On November 8, 1999, a class action lawsuit claiming unspecified damages was filed against old Monsanto in the U.S. District Court for the Northern District of Mississippi by a single plaintiff purporting to represent a class of purchasers of genetically modified soybeans that contain our patented technology. The complaint asserted claims under the Racketeer Influenced and Corrupt Organizations Act and various antitrust acts, and claims for breach of contract. The plaintiffs seek an award of antitrust damages, treble damages, compensatory damages and attorneys' fees. On June 21, 2000, the case was transferred to the U.S. District Court for the Eastern District of Missouri. On July 28, 2000, plaintiff filed a motion for leave to amend his complaint to withdraw all antitrust and RICO claims and class action allegations. Plaintiff's only remaining claim relates to performance of products that he purchased.

    On December 14, 1999, a class action lawsuit claiming unspecified damages was filed against old Monsanto in the U.S. District Court for the District of Columbia by six farmers purporting to represent a class composed of purchasers of genetically modified soybean and corn seed and growers of non-genetically modified soybean and corn seed. The complaint alleges that we violated various antitrust laws and unspecified international laws through our patent license agreements, breached an implied warranty of merchantability and violated unspecified consumer fraud and deceptive business practices laws in connection with the sale of genetically modified seed. The plaintiffs seek declaratory and injunctive relief in addition to antitrust, treble, compensatory and punitive damages and attorneys' fees. Old Monsanto filed a motion to dismiss this lawsuit with prejudice, and on March 7, 2000, plaintiffs filed a motion to voluntarily dismiss without prejudice. On May 21, 2000, this case was transferred to the U.S. District Court for the Southern District of Illinois and Monsanto has filed to transfer the litigation to the U.S. District Court for the Eastern District of Missouri.

    On February 14, 2000, a class action lawsuit claiming unspecified damages was filed against old Monsanto in the U.S. District Court for the Southern District of Illinois by five farmers purporting to represent various classes of farmers. The complaint alleges claims virtually identical to those in the Mississippi and District of Columbia cases. We have filed to dismiss and transfer the litigation to the U.S. District Court for the Eastern District of Missouri.

 PROCEEDINGS RELATED TO DELTA AND PINE LAND COMPANY

    On December 30, 1999, following old Monsanto's announcement that it had withdrawn its filing for U.S. antitrust clearance of the proposed merger with Delta and Pine Land in light of the Department of Justice's unwillingness to approve the transaction on commercially reasonable terms, two alleged holders of Delta and Pine Land common stock filed a derivative and class action lawsuit against old Monsanto, Delta and Pine Land and members of the Delta and Pine Land board of directors in the Delaware Court of Chancery. Plaintiffs allege that Delta and Pine Land has been harmed by the termination of the effort to complete the merger and that the individual defendants have a continuing duty to seek a value-maximizing transaction for the stockholders, and requested unspecified compensatory damages, costs, disbursements and fees. On January 18, 2000, Delta and Pine Land reinstituted a suit against old Monsanto in the Circuit Court of the First Judicial District of Bolivar County, Mississippi, seeking unspecified compensatory damages for lost stock market value of not less than $1 billion, as well as punitive damages, resulting from our alleged failure to exercise reasonable efforts to complete the merger. The parties have agreed that following the dismissal of certain shareholder litigation initiated against Delta and Pine Land and Monsanto in Delaware, all remaining litigation between the companies will proceed in Mississippi.

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 OTHER LEGAL PROCEEDINGS

    Since the 1984 termination of the class action litigation against various manufacturers, including old Monsanto, of the herbicide Agent Orange used in the Vietnam war, old Monsanto has successfully defended against various lawsuits associated with the herbicide's use. A few matters remain pending, including three separate actions, now consolidated, filed against old Monsanto and The Dow Chemical Company in Seoul, Korea in October 1999. Approximately 13,760 Korean veterans of the Vietnam war allege they were exposed to, and suffered injuries from, herbicides manufactured by the defendants. The complaints fail to assert any specific causes of action, but seek damages of 300 million won (approximately $250,000) per plaintiff. Pharmacia is also subject to ancillary actions in Korea, including a request for provisional relief pending resolution of the main lawsuit. On December 2, 1999, plaintiffs filed a class action lawsuit against old Monsanto and five other herbicide manufacturers in the U.S. District Court for the Eastern District of Pennsylvania. The plaintiffs purport to represent a class of over 9,000 Korean and 1,000 U.S. service persons allegedly exposed to the herbicide Agent Orange and other herbicides sprayed from 1967 to 1970 in or near the demilitarized zone separating North Korea from South Korea. The complaint does not assert any specific causes of action or demand a specified amount in damages. The Judicial Panel on Multidistrict Litigation has granted transfer of the case to the U.S. District Court for the Eastern District of New York for coordinated pretrial proceedings as part of In re "Agent Orange" Product Liability Litigation, which is the multidistrict litigation proceeding established in 1977 to coordinate Agent Orange-related litigation in the United States.

    We are involved in other legal proceedings arising in the ordinary course of our business. While the results of litigation cannot be predicted with certainty, we do not believe that the resolution of the proceedings that we are involved in, either individually or taken as a whole, will have a material adverse effect on our financial position, profitability or liquidity.

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                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Set forth below is information concerning our directors and executive officers. Unless otherwise indicated, each position was with Monsanto or its predecessor. In addition, within three months following this offering, we intend to add an additional director who is unaffiliated with Pharmacia. Ages are as of September 21, 2000.

NAME                     AGE POSITION(S)
----                     --- -----------
Frank V. AtLee III......  60 Chairman of the Board and Director
Hendrik A. Verfaillie...  55 President, Chief Executive Officer and Director
Hakan Astrom............  53 Director
Christopher J.
 Coughlin...............  48 Director
Michael Kantor..........  61 Director
C. Steven McMillan......  54 Director
William U. Parfet.......  53 Director
John S. Reed............  61 Director
Martin E. Blaylock......  59 Vice President, Manufacturing
Carl Casale.............  39 Vice President, North America
Terrell K. Crews........  44 Executive Vice President and Chief Financial Officer
Steven L. Engelberg.....  58 Senior Vice President, Government Affairs
Robert T. Fraley,
 Ph.D. .................  47 Executive Vice President and Chief Technology Officer
Hugh Grant..............  42 Executive Vice President and Chief Operating Officer
Janet M. Holloway.......  46 Chief Information Officer
R. William Ide III......  60 Senior Vice President, Secretary and General Counsel
Cheryl Morley...........  45 President of Animal Agricultural Group
John M. Murabito........  41 Senior Vice President, Human Resources

    FRANK V. ATLEE III has served as chairman of our board of directors since June 2000. Mr. AtLee has served as president of American Cyanamid Company and chairman of Cyanamid International from 1993 until his retirement in January 1995. Mr. AtLee is a director of Takeda Italia Farmaceutici S.p.A.

    HENDRIK A. VERFAILLIE has served as our President and Chief Executive Officer and as one of our directors since February 2000. From 1997 to March 2000, Mr. Verfaillie served as President of old Monsanto. From 1999 to March 2000, Mr. Verfaillie also served as Chief Operating Officer of old Monsanto. From 1995 to 1997, Mr. Verfaillie served as Executive Vice President and Advisory Director of old Monsanto. Mr. Verfaillie has served in a variety of management positions since he joined old Monsanto in 1976.

    HAKAN ASTROM has served as one of our directors since June 2000. Since March 2000, Mr. Astrom has served as Senior Vice President, Corporate Strategy and Investor Relations of Pharmacia. From 1995 to March 2000, Mr. Astrom was Senior Vice President, Corporate Strategy and Investor Relations of Pharmacia & Upjohn. Since January 1999, Mr. Astrom has served as Chairman and Managing Director of Pharmacia & Upjohn AB. Since 1995, Mr. Astrom has been responsible for Corporate Strategy and Investor Relations of Pharmacia & Upjohn AB.

    CHRISTOPHER J. COUGHLIN has served as one of our directors since March 2000. Since March 2000, Mr. Coughlin has served as Executive Vice President and Chief Financial Officer of Pharmacia. From 1998 to March 2000, Mr. Coughlin served as Executive Vice President and Chief Financial Officer of Pharmacia & Upjohn. From 1997 to 1998, Mr. Coughlin served as the President of Nabisco

International. From 1996 to 1998, Mr. Coughlin was the Executive Vice President of Nabisco Holdings Corp. and of Nabisco Inc. and from 1996 to 1997, he also served as Chief Financial Officer of these companies. From 1995 to 1996, Mr. Coughlin worked as a consultant.

    MICHAEL KANTOR has served as one of our directors since June 2000 and has been a director of old Monsanto or Pharmacia since 1997. Since 1997, Mr. Kantor has been a partner at the law firm Mayer, Brown & Platt. From 1996 to 1997, Mr. Kantor served as the U.S. Secretary of Commerce. Prior to becoming Secretary of Commerce, from 1993 to 1996, Mr. Kantor served as the U.S. Trade Representative. In 1992, Mr. Kantor was the national chairman for the Clinton/Gore presidential campaign. From 1975 to 1992, Mr. Kantor was a partner at the law firm Manatt, Phelps, Phillips and Kantor.

    C. STEVEN MCMILLAN has served as one of our directors since June 2000 and has been a director of Pharmacia & Upjohn or Pharmacia since 1998. Effective July 1, 2000, Mr. McMillan became President and Chief Executive Officer of Sara Lee Corporation. In March 1997, Mr. McMillan became President of Sara Lee and, in December 1997, became its Chief Operating Officer. From 1993 to 1997, Mr. McMillan was an Executive Vice President of Sara Lee. Mr. McMillan is a director of Sara Lee and Dynergy Inc.

    WILLIAM U. PARFET has served as one of our directors since June 2000 and has been a director of Pharmacia & Upjohn or Pharmacia since 1995. Since 1995, Mr. Parfet has been Co-Chairman of MPI Research, LLC. From 1993 to 1996, Mr. Parfet served as President and Chief Executive Officer of Richard Allan Medical Industries. Mr. Parfet is a director of CMS Energy Corporation, the Financial Accounting Foundation, Stryker Corporation and Sybron International.

    JOHN S. REED has served as one of our directors since June 2000 and has been a director of old Monsanto or Pharmacia since 1985. From 1998 to April 2000, Mr. Reed was the Chairman and Co-Chief Executive Officer of Citigroup Inc. From 1984 to 1998, Mr. Reed served as Chairman and Chief Executive Officer of Citicorp and Citibank, N.A. Mr. Reed is a director of Philip Morris Companies, Inc. Mr. Reed also is a member of The Business Council.

    MARTIN E. BLAYLOCK has served as our Vice President, Manufacturing since February 2000 and held the same position at old Monsanto since 1995. Mr. Blaylock joined old Monsanto in 1962.

    CARL CASALE has served as Vice President, North America since August 2000. From July 2000 to August 2000, Mr. Casale served as our North American Business Lead. From July 1998 to March 2000, Mr. Casale was Managing Director, U.S. Ag for old Monsanto. From October 1996 to July 1998, Mr. Casale served as Director, Marketing for Ceregen, a business unit of old Monsanto. From October 1995 to July 1996, Mr. Casale also held the position of Director, Channel Strategy of old Monsanto. From 1994 to 1995, Mr. Casale served as Western Region Sales Director of old Monsanto. Mr. Casale joined old Monsanto in 1984 as a sales representative for the Agricultural Group in Walla Walla, Washington.

    TERRELL K. CREWS has served as Executive Vice President since August 2000 and as our Chief Financial Officer since February 2000. From July 1999 to March 2000, Mr. Crews was Chief Financial Officer of the Agricultural Sector of old Monsanto. From December 1998 to July 1999, Mr. Crews served as Global Finance Lead for the Global Seed Group of old Monsanto. From June 1997 to December 1998, Mr. Crews served as the General Auditor and, prior to that, was the Finance Lead for the Asia Pacific region of old Monsanto. Mr. Crews served in a variety of other accounting and finance positions since he joined old Monsanto in 1977.

    STEVEN L. ENGELBERG has served as Senior Vice President, Government Affairs since August 2000. From June 2000 to August 2000, Mr. Engelberg served as our Global Government and Public Affairs Lead and a member of the Life Sciences Business Team. From January 1996 to March 2000,

Mr. Engelberg served as Senior Vice President of old Monsanto. From January 1994 to January 1996, Mr. Engelberg served as Corporate Vice President, Worldwide Government Affairs of old Monsanto.

    ROBERT T. FRALEY, PH.D., has served as Executive Vice President since August 2000 and as our Chief Technology Officer since February 2000. From 1997 to March, 2000, Dr. Fraley served as Co-President of the Agricultural Sector of old Monsanto. From 1995 to 1997, Dr. Fraley served as President of Ceregen, a business unit of old Monsanto. Dr. Fraley has served in a variety of research positions since he joined old Monsanto in 1980. Dr. Fraley is a board member of Renessen, a joint venture between Cargill and our company, which develops and produces products for the food industry.

    HUGH GRANT has served as Executive Vice President since August 2000 and as our Chief Operating Officer since February 2000, and from March to June 2000, served as one of our directors. From 1998 to March 2000, Mr. Grant served as Co-President, Agricultural Sector of old Monsanto. From 1995 to 1998, Mr. Grant served as General Manager of the Agricultural Sector for Southeast Asia, Australia, New Zealand and South Korea. From 1996 to 1998, Mr. Grant also served as Managing Director for all our business units in Southeast Asia.

    JANET M. HOLLOWAY has served as Chief Information Officer for Monsanto and its predecessor since 1999. From 1997 to 1999, Ms. Holloway was Co-Lead, IT of the Agricultural Sector of old Monsanto. From 1995 to 1997, Ms. Holloway served as Director, IT of old Monsanto's Crop Protection business. Ms. Holloway has held a variety of positions since she joined old Monsanto in 1984.

    R. WILLIAM IDE III has served as Senior Vice President since August 2000, as our General Counsel since June 2000 and as our Secretary since February 2000. From February 2000 to June 2000, Mr. Ide served as Vice President. From 1996 to March 2000, Mr. Ide served as Senior Vice President, General Counsel and Secretary of old Monsanto. From 1993 to 1996, Mr. Ide was a partner at the law firm Long, Aldridge & Norman. From 1993 to 1994, Mr. Ide served as the President of the American Bar Association.

    CHERYL MORLEY has served as President of the Animal Agricultural Group of Monsanto and its predecessor since 1997. From 1995 to 1997, Ms. Morley was responsible for leading the strategic planning and commercial development efforts of the Animal Agriculture Group of old Monsanto. Ms. Morley joined old Monsanto in 1983. She is a director of the Animal Health Institute.

    JOHN M. MURABITO has served as Senior Vice President, Human Resources since August 2000. From June 2000 to August 2000, Mr. Murabito served as Vice President, Human Resources. From March 2000 to June 2000, Mr. Murabito served as our Global Human Resources Leader. From 1998 to March 2000, Mr. Murabito served as the Human Resources Team Leader for the Agricultural and Nutrition Sectors of old Monsanto. From 1997 to 1998, Mr. Murabito served as Human Resources Operations Team Leader of old Monsanto. From 1995 to 1997, Mr. Murabito was Group Vice President, Human Resources for Frito-Lay Companies Eastern U.S. Division.

BOARD STRUCTURE AND COMPENSATION

 COMPENSATION

    In addition to receiving at the time of the offering a grant of options to purchase 10,000 shares of our common stock under the 2000 Plan (discussed below), each of our directors who is not an employee of Pharmacia or us will receive an annual retainer pursuant to the Director Plan (discussed below) having a value of $110,000, with an additional $10,000 paid to each committee chair and an additional $40,000 paid to the chairman of our board of directors. Half of this compensation will be payable in deferred stock, and the remainder will be payable in the form of non-qualified stock options, restricted common stock, deferred common stock, current cash and/or deferred cash, at the election of each director.

    We have entered into a consulting agreement with Frank V. AtLee covering the period beginning on June 22, 2000 through the annual meeting of our shareholders occurring in 2003. Under this agreement, Mr. AtLee has agreed to provide us with consulting services as requested by our board or our chief executive officer, including advice regarding policies, long-term strategies and general business and industry issues.

    Under this agreement, Mr. AtLee will earn a consulting fee of $400,000 per year, less the amount of his retainer fees that he receives as a member of the Board. We will pay this fee to him at the termination of the consulting term, with interest at the Moody's Baa Bond Index Rate, or under any deferred compensation plan that may be provided to our directors, except as noted below. We will also reimburse Mr. AtLee for expenses he incurs in providing his consulting services.

    If the consulting term is terminated before our 2003 annual meeting as a result of his death or permanent disability, or by us other than as a result of his breach of the agreement, we will pay Mr. AtLee the fee he would have earned through the date of our 2003 annual meeting in a lump-sum payment.

 GOVERNANCE PROVISIONS

    On certain matters with significant financial or strategic consequences, a supermajority approval by at least 80% of our directors is required. These matters include:

  . transactions, capital expenditures, additional debt or other non-ordinary course financial commitments, including litigation settlements, valued at $100 million or more, other than matters already approved as part of our annual operating or capital budgets;

  . any issuance or repurchase of equity securities or other equity interests, except pursuant to employee stock options or stock appreciation rights or under compensation plans approved by our board of directors, unless the aggregate amount of equity interests issued or repurchased since this offering without supermajority approval would not exceed one percent of our common stock outstanding on the date of such proposed issuance or repurchase;

  . approval of our annual operating and capital budgets and annual strategic plan;

  .  selection, compensation and removal of our Chief Executive Officer;

  .  any change in the size of our board of directors; and

  .  any certificate of incorporation or bylaw amendments.

    After such time that Pharmacia owns less than 50% of our common stock, no supermajority approval will be required for the items listed above.

 COMMITTEES

    Our board of directors has the following six committees: (1) executive, (2) audit and finance, (3) people, (4) pricing, (5) public policy and (6) science & technology. The membership and function of each committee are described below. Our entire board of directors acts on nominations for directors, and therefore we do not have a nominating committee.

    EXECUTIVE COMMITTEE. Messrs. AtLee, Coughlin and Verfaillie are members of our executive committee. Our executive committee has the powers of our board of directors in directing the management of our business and affairs in the intervals between meetings of our board of directors (except for certain matters otherwise delegated by our board of directors, or which by statute, our certificate of incorporation or our bylaws are reserved for our entire board of directors). Actions of the executive committee are reported at the next regular meeting of our board of directors.

    AUDIT AND FINANCE COMMITTEE. Messrs. McMillan, Parfet and Reed are members of our audit and finance committee. Our audit and finance committee assists our board of directors in fulfilling its responsibilities to oversee our accounting, auditing and financial reporting practices, internal control policies and procedures and corporate compliance policies. The audit and finance committee recommends to our board of directors the selection of our independent auditors; reviews our annual financial statements and discusses them with our auditors and our internal financial staff prior to their submission to our board of directors; reviews the independence of the independent accountants conducting the audit; reviews the services provided by the independent accountants; reviews the scope of our internal audit program; discusses with our management and the auditors our accounting system and related systems of internal control; reviews our compliance programs; and consults, as it deems necessary, with the independent accountants, internal auditors and our internal financial staff. The audit and finance committee recommends the annual operating and capital budgets, long-range plans and financing plans to our board of directors.

    PEOPLE COMMITTEE. Mr. McMillan is a member of our people committee and we expect to name to our people committee the additional director to be added to our board after this offering. Our people committee recommends to our board of directors the establishment and modification of our management incentive plans and corporate governance practices. Our people committee administers and interprets our management incentive plans and approves the establishment, modification, and termination of other compensation and benefit plans and agreements. Our people committee reviews plans for executive succession, determines the salaries of all our executive officers and monitors our performance as it affects employees, including issues such as diversity and morale.

    PRICING COMMITTEE. Messrs. AtLee, Coughlin, McMillan, Reed and Verfaillie are members of our pricing committee. Our pricing committee will authorize the issuance and sale of our common stock in this offering. The pricing committee will determine the initial public offering price, the number of shares of our common stock to be offered and sold in this offering and underwriters' discounts and commissions. The pricing committee may take all such other actions in connection with this offering as the board of directors could take.

    PUBLIC POLICY COMMITTEE. Messrs. Astrom, Kantor and Reed are members of our public policy committee. Our public policy committee reviews and monitors our performance as it affects communities, customers and the environment. Our public policy committee also identifies and investigates emerging issues that will affect our impact on society, including public acceptance of biotechnology.

    SCIENCE AND TECHNOLOGY COMMITTEE. Messrs. Coughlin and Kantor are members of our science and technology committee. Our science and technology committee reviews and monitors our science and technology initiatives in areas such as information technology, technological programs, research and agricultural biotechnology. Our science and technology committee also identifies and investigates significant emerging science and technology issues.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth the options to purchase Monsanto common stock, the Pharmacia common stock and the options to purchase Pharmacia common stock held by our directors and certain of our executive officers as of the date of this offering. The options to purchase Monsanto common stock will be granted as of the date of this offering at an exercise price equal to the initial public offering price. The information relating to Pharmacia common stock and options to acquire Pharmacia common stock is as of September 15, 2000.

                                                                   NUMBER OF
                                                                   SHARES OF
                                    SHARES OF        SHARES OF     PHARMACIA
                                 MONSANTO COMMON     PHARMACIA       COMMON
                                 STOCK UNDERLYING   COMMON STOCK     STOCK
                                    OPTIONS TO      BENEFICIALLY   UNDERLYING
NAME                              BE GRANTED(1)       OWNED(2)       OPTIONS
----                           -------------------- ------------   ----------
                                NUMBER   PERCENTAGE
                               --------- ----------
Frank V. AtLee III...........     10,000     *           1,198           --
Hendrik A. Verfaillie (3)....  1,066,670     *         232,002     1,057,032(4)
Hakan Astrom.................        --      *          12,353       385,180(5)
Christopher J. Coughlin......        --      *          35,547       565,300(6)
Michael Kantor...............     10,000     *           3,000        21,818(4)
C. Steven McMillan...........     10,000     *           6,000           --
William U. Parfet............     10,000     *         831,115(7)     10,170(4)
John S. Reed.................     10,000     *          91,947        29,630(4)
Steven L. Engelberg (3)......    124,450     *          44,641       621,267(4)
Robert T. Fraley, Ph.D. (3)..    391,120     *          54,121       337,662(4)
Hugh Grant (3)...............    480,000     *           1,761       222,596(4)
R. William Ide III (3).......        --      *          51,714       282,208(4)
All directors and executive
 officers as a group.........  3,001,160    1.2%     1,660,244     4,176,270(8)

--------
 * Represents holdings of less than one percent.
(1) Options will vest during 2002 and 2003.
(2) Excludes options to acquire Pharmacia common stock, all of which are listed separately in the last column.
(3) Such officers participated in the old Monsanto premium stock option purchase program in 1999. Under this program, the officers were granted an opportunity to purchase premium stock options from old Monsanto at $7.77 per option with cash or through base salary or bonus reduction over a four-year period. Participating officers also received an additional premium stock option grant in 1999. Both stock option grants have a $75 exercise price per share of Pharmacia Common Stock. The total number of premium priced options under contract (including the additional grant) are: Mr. Verfaillie, 139,768; Mr. Engelberg, 46,564; Dr. Fraley, 51,151; Mr. Grant, 49,874; and Mr. Ide, 44,003.
(4) All these options currently are exercisable.
(5) 322,180 of these options are currently exercisable. The balance becomes exercisable in three equal annual tranches commencing June 1, 2001.
(6) 440,300 of these options are currently exercisable. The balance becomes exercisable in three equal annual tranches commencing June 1, 2001.
(7) Includes 821,948 shares held by various trusts of which Mr. Parfet acts as trustee. Mr. Parfet disclaims beneficial ownership of such shares.
(8) All of these options are currently exercisable, except as described in notes (5) and (6).

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Mr. Kantor is a partner at the law firm of Mayer, Brown & Platt, which provided services to old Monsanto in 1999 and has been retained to provide services to Pharmacia, including the agricultural business, in 2000.

    Until his retirement in April 2000, Mr. Reed served as Chairman and Co-Chief Executive Officer of Citigroup Inc., the parent company of Salomon Smith Barney Inc., an investment banking firm which provided services to old Monsanto in 1999 and is providing services to Pharmacia in 2000, including in connection with this initial public offering.

    We have entered into a consulting agreement with Mr. AtLee that is described above under "Board Structure and Compensation--Compensation."

COMPENSATION

    Our compensation plan is designed to motivate employees to deliver outstanding business results by aligning their interests with those of our stockholders. Our people committee is charged with approving the overall compensation plan for all employees, setting pay for executive officers, administering our incentive plans, and making awards to executive officers under our incentive plans. Compensation is variable and based on contributions and delivered results. Only when long-term stockholder value is created will total compensation be at or near the top of the market.

    Employee compensation for both executives and non-executives will consist of three basic components: (1) base pay, (2) performance rewards and (3) benefits. Base pay is set to reflect the external market value of the experiences and qualifications that an individual brings to his or her role as well as the responsibilities of the individual. Base pay is targeted at the median of the market, which includes representative companies from general industry, as well as the agriculture and biotech industries. Performance rewards may include both an annual incentive bonus and long-term incentives in the form of stock options or other awards. Benefits will be delivered through a flexible menu of competitive benefits with the current plan design expected to remain in place through December 2001.

INCENTIVE PLANS

 MONSANTO 2000 MANAGEMENT INCENTIVE PLAN

    The material features of the Monsanto 2000 Management Incentive Plan, referred to as the "2000 Plan," are outlined below.

    AUTHORIZED SHARES. The total number of shares that may be delivered pursuant to awards under the 2000 Plan and the Director Plan (discussed below) may not exceed the number that equals 8.85% of the outstanding shares immediately after the initial public offering of the shares assuming no exercise of the underwriters' over-allotment option (subject to adjustment in the event of a stock split, merger, consolidation, sale of assets, liquidation, spinoff, distribution of stock or assets or other change in capitalization).

    ADMINISTRATION. The 2000 Plan will be administered by our people committee, or another committee of our board of directors, which will be composed of two or more non-employee directors. The people committee may delegate the administration of the plan, except as it relates to those officers subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 or the limits on deductibility imposed by Section 162(m) of the Internal Revenue Code. Determinations of our people committee or its delegate concerning any matter arising in connection with the 2000 Plan are final, binding and conclusive on all interested parties.

    PERSONS ELIGIBLE FOR GRANTS. Our people committee may grant awards under the 2000 Plan to any of our directors and employees and to employees of Pharmacia or any affiliates of either company. In any three-year period, the total number of shares for which awards may be made to any one participant under the 2000 Plan cannot exceed 15% of the total number of shares for which awards may be made under the 2000 Plan.

    COMPANY OPTIONS. Our people committee has broad authority to establish the terms and conditions of the options granted under the 2000 Plan, including the ability to specify the employees and directors who will be granted options and whether or not they will be incentive stock options eligible for special tax treatment. Under the 2000 Plan, the exercise price of any option must be no less than the fair market value, as defined in the 2000 Plan, of our common stock on the grant date.

    The 2000 Plan permits our people committee to include various terms in the options in order to enhance the linkage between stockholder and management interests. These include permitting participants to deliver shares of our common stock in payment of the exercise price, offering participants the opportunity to elect to receive a grant of options instead of a salary increase or bonus, offering participants the opportunity to purchase options, and making the exercise or vesting of options contingent upon the satisfaction of performance criteria. The 2000 Plan also permits the granting of dividend equivalent units in connection with option grants.

    The 2000 Plan provides that the term of any option granted may not exceed 10 years and that each option may be exercised for such period as may be specified by our people committee in the grant of the option.

    Options granted under the 2000 Plan are not transferable except by will, the laws of descent and distribution, or upon the holder's death pursuant to a beneficiary designation. All options may be exercised during the holder's lifetime only by the holder or the holder's guardian or legal representative.

    In connection with this offering, we expect to grant options to our executive officers and directors to purchase a total of approximately 1.2% of our shares of our common stock, including grants of options to each of our non-employee directors to purchase 10,000 shares of our common stock, effective as of the date of this offering at an exercise price equal to the initial public offering price.

    AMENDMENT OR TERMINATION. Our people committee may amend or terminate the 2000 Plan at any time, provided that no grants previously made under the plan are adversely affected without the consent of the affected participants, except as a result of changes in law or other developments. Amendments to change the number of shares authorized for use under the 2000 Plan must be approved by our board of directors.

    STOCK APPRECIATION RIGHTS. The 2000 Plan authorizes the grant of stock appreciation rights. It is expected that stock appreciation rights will be granted primarily in lieu of options to employees who are foreign nationals or are employed by us outside the United States, and who are precluded from receiving stock options by virtue of local law, tax policy or custom or other reasons as determined by our people committee.

    RESTRICTED AND UNRESTRICTED SHARES. The 2000 Plan authorizes the grant of restricted or unrestricted shares. Our people committee may set the terms and conditions of restricted stock awards, including restrictions against sale, transfer or other disposition, and may make the lapse of such restrictions contingent on the achievement of performance goals. Our people committee also may grant an award of dividend equivalent units in connection with a restricted stock award.

    NON-U.S. PARTICIPANTS. To accommodate differences in local law, tax policy or custom, awards granted to employees who are not U.S. nationals or who are employed outside the United States may be subject to special terms, conditions and documentation as provided by our people committee. Our people committee may also grant substitutes for awards to non-U.S. employees.

    REGISTRATION AND COMPLIANCE WITH APPLICABLE LAW. If our people committee determines under U.S. federal, state or local or foreign law or practice, that government approval or the registration, qualification, or listing of shares of our common stock is desirable in connection with the granting of awards or their exercise, or the purchase or receipt of shares pursuant to awards, no shares pursuant to an affected award may be purchased or received before our people committee is satisfied that the desired actions have been completed. Our people committee will not be required to issue any shares of our common stock pursuant to an award before it has received all required information and determined that such issuance is in compliance with all applicable laws and securities exchange rules.

    CHANGE OF CONTROL. The 2000 Plan provides that, unless our people committee determines otherwise at the time of grant, all awards will vest, and any restrictions and other conditions applicable to awards will lapse, if we undergo a change of control immediately following which Pharmacia does not own more than 50% of our common stock. Similarly, unless our people committee determines otherwise at the time of grant, such vesting will occur if a change of control of Pharmacia occurs immediately following which it still owns more than 50% of our common stock, and one of the following occurs within one year thereafter:

  . the award holder's employment is terminated without cause or by the award holder for good reason,

  . the employment of a majority of the members of our leadership team is terminated without cause or for good reason,

  . our headquarters is relocated by more than 35 miles, or a decision to effect such a relocation is publicly announced, or

  . a decision is announced that Pharmacia will dispose of its majority ownership of our stock or otherwise take steps that will result in a change of control of our company and such steps have not been approved by a majority of our leadership team.

    Such accelerated vesting could result in a participant's being considered to receive "excess parachute payments" (as defined in Section 280G of the Internal Revenue Code), which payments are subject to a 20% excise tax imposed on the participant. If so, the participant would generally be entitled to be made whole for such excise tax under our excess parachute tax indemnity plan, and we would not be able to deduct the excess parachute payments or any such indemnity payments.

 MONSANTO BROAD-BASED STOCK OPTION PLAN

    The material features of the Monsanto Broad-Based Stock Option Plan, referred to as the "Monsanto Broad-Based Plan," are outlined below.

    AUTHORIZED SHARES. The total number of shares that may be delivered pursuant to options under the Monsanto Broad-Based Plan may not exceed the number that equals 1.05% of the outstanding shares immediately after the initial public offering of the shares assuming no exercise of the underwriters' over-allotment option (subject to adjustment in the event of a stock split, merger, consolidation, sale of assets, liquidation, spinoff, distribution of stock or assets or other change in capitalization).

    ADMINISTRATION. The Monsanto Broad-Based Plan will be administered by our people committee, or another committee of our board of directors, which will be composed of two or more non-employee directors. Our people committee may delegate the administration of the plan. Determinations of our people committee or its delegate concerning any matter arising in connection with the Monsanto Broad-Based Plan are final, binding, and conclusive on all interested parties.

    PERSONS ELIGIBLE FOR GRANT. Our people committee may grant options under the Monsanto Broad-Based Plan to any of our employees and any employees of Pharmacia or any affiliate of either company, other than officers subject to the reporting requirements of Section 16(a) of the Securities Exchange Act or to the limits on deductibility imposed by Section 162(m) of the Internal Revenue Code.

    COMPANY OPTIONS. Our people committee has broad authority to establish the terms and conditions of the options granted under the Monsanto Broad-Based Plan, including the ability to specify the employees who will be granted options. Under the Monsanto Broad-Based Plan, the exercise price of any option must be no less than the fair market value, as defined in the Monsanto Broad-Based Plan, of our common stock on the grant date. The term of options granted under the

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Monsanto Broad-Based Plan may not exceed 10 years, and each option may be exercised for such period as may be specified by the people committee in the grant of the option.

    Options granted under the Monsanto Broad-Based Plan are not transferable except by will, the laws of descent and distribution or, upon the holder's death pursuant to a written beneficiary designation. All options may be exercised during the holder's lifetime only by the holder or the holder's guardian or legal representative.

    AMENDMENT OR TERMINATION. The Monsanto Broad-Based Plan may be amended or terminated by our people committee at any time, provided that no options previously granted are adversely affected without the consent of the affected participant, except as a result of changes in law or other developments. Amendments to change the number of shares authorized for use under the Monsanto Broad-Based Plan must be approved by our board of directors.

    NON-U.S. PARTICIPANTS. To accommodate differences in local law, tax policy or custom, options granted to employees who are not U.S. nationals or who are employed outside the United States may be subject to special terms, conditions, and documentation as provided by our people committee. Our people committee may also grant substitutes for options to non-U.S. employees.

    REGISTRATION AND COMPLIANCE WITH APPLICABLE LAW. If our people committee determines, under U.S. federal, state or local or foreign law or practice, that government approval or the registration, qualification, or listing of shares is desirable in connection with the granting of options or their exercise, no affected option will be exercisable before our people committee is satisfied that the desired actions have been completed. Our people committee will not be required to issue any shares of our common stock pursuant to the exercise of an option before it has received all required information and determined that such issuance is in compliance with all applicable laws and securities exchange rules.

    CHANGE OF CONTROL. The Monsanto Broad-Based Plan provides that unless our people committee determines otherwise at the grant, all options will become exercisable in connection with a change of control of Monsanto or Pharmacia on the same basis as described above for the 2000 Plan.

 NON-EMPLOYEE DIRECTOR EQUITY INCENTIVE COMPENSATION PLAN

    The material features of the Monsanto Non-Employee Director Equity Incentive Compensation Plan, referred to as the "Director Plan," are outlined below.

    PARTICIPATION. Any of our directors who are not also our employees or employees of our affiliates will participate in the Director Plan.

    AUTHORIZED SHARES. All options, deferred stock and restricted stock provided for under the Director Plan will automatically be granted under the 2000 Plan, and will reduce the number of shares available for awards under the 2000 Plan (subject to adjustment in the event of a stock split, merger, consolidation, sale of assets, liquidation, spinoff, distribution of stock or assets or other change in corporate capitalization).

    ADMINISTRATION, AMENDMENT AND TERMINATION. The Director Plan will be administered by a committee consisting of our chief financial officer, our general counsel, and our corporate vice president--human resources. The committee administering the Director Plan has broad authority to interpret the plan. Both the committee and the board of directors have the ability to amend the Director Plan, and the board of directors may terminate the plan at any time.

    DEFERRED STOCK. Deferred stock means shares of our common stock that are delivered at a specified time in the future. Under the Director Plan, half of the annual retainer for each non-employee director will automatically be paid in the form of deferred stock.

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    ELECTIVE AMOUNT. The half of each director's annual retainer that is not automatically paid in deferred stock may be received in the form of nonqualified stock options, restricted common stock, deferred common stock, current cash, and/or deferred cash, at the director's election.

    OPTIONS. Under the Director Plan, the exercise price of any stock option will be the fair market value, as defined in the Director Plan, of our common stock on the grant date. The Director Plan also provides that the term of any options granted will be 10 years. Options may be exercisable for a shorter period as a result of a director's death or termination of service.

    Options granted under the Director Plan are not transferable except by will, the laws of descent and distribution, or upon the holder's death pursuant to a beneficiary designation. All options may be exercised during the holder's lifetime only by the holder or the holder's guardian or legal representative.

    RESTRICTED STOCK. Restricted stock means shares of our common stock that vest in accordance with specified terms after they are granted. Dividends and other distributions with respect to restricted stock will be held in escrow to be delivered with the restricted stock as it vests.

    VESTING OF OPTIONS. Under the Director Plan, the options granted to a director for the term to which the director was elected will vest in installments on the last day of each plan year, but only if the director remains a member of the board of directors on that day, based on the percentage of the term that is included in the plan year. When a director's service terminates before the last day of a plan year, a pro rata portion of the director's options that otherwise would have vested on the last day of the plan year will vest on the termination date, based on the percentage of the plan year that elapsed before the termination date.

    VESTING OF DEFERRED STOCK AND RESTRICTED STOCK. Under the Director Plan, the deferred stock and any restricted stock granted to a director for the term to which the director was elected will vest in installments on the last day of each plan month, but only if the director remains a member of the board of directors on that day, based on the percentage of the term that is included in the plan month.

    CASH. Under the Director Plan, any portion of a director's annual retainer that is not paid in the form of deferred stock, options or restricted stock will be paid in cash, either monthly during the term or on a deferred basis, as elected by the director. Any deferred cash will be credited to a cash account that will accrue interest at the average Moody's Baa Bond Index Rate, as in effect from time to time.

 PHANTOM SHARE AGREEMENTS

    We have entered into phantom share agreements with Pharmacia and each of Hendrik Verfaillie, Hugh Grant, Robert Fraley and one other executive, pursuant to which each of these executives has agreed to the termination of his change-of-control employment agreement with Pharmacia as of the closing of this offering. Under the change-of-control employment agreements that were triggered upon the merger of Pharmacia & Upjohn, Inc. with a wholly owned subsidiary of old Monsanto on March 31, 2000, each of these executives would have been entitled to substantial severance benefits from Pharmacia if his employment were terminated by his employer without cause or by him for "good reason" during the three years following the merger. A termination for "good reason" would have included a termination by the executive as a result of adverse changes in the terms and conditions of his employment or for any reason during the 30-day period beginning on the first anniversary of the merger. In connection with this offering, we have replaced these change-of-control employment agreements with the phantom share agreements to provide these key executives of our company with a more powerful incentive to remain with us for the long term and to

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build the value of our stock after the offering. The phantom share agreements were designed to achieve these goals by providing incentive pay tied to the performance of our common stock, generally conditioned upon the executives' remaining employed by us or our affiliates through October 1, 2002.

    Each of the new phantom share agreements becomes effective upon the close of the offering, at which time the executive's current change-of-control employment agreement will be superseded.

    At the time of the offering, we will credit to a phantom share account for the executive a number of phantom shares of our common stock equal to the cash severance and value of benefits continuation he would have received as a result of the termination of his employment under his change-of-control employment agreement, divided by the offering price. The relevant amounts for the named executive officers are as follows: Mr. Verfaillie, $7,231,000; Mr. Grant, $3,441,000; and Mr. Fraley, $3,533,000. The phantom share account will also be credited periodically with deemed dividends, which will be treated as reinvested in additional phantom shares, and will be adjusted as appropriate for stock splits, mergers, and other corporate transactions affecting our common stock.

    The phantom share account will generally vest on October 1, 2002, generally subject to:

  . Achievement of the performance goal specified in the phantom share agreements that we have positive net income for 2001; and

  . The executive remaining employed by us or our affiliates through October
    1, 2002.

    The phantom share account will also vest if:

  . The executive's employment is terminated before December 31, 2001, without cause, for good reason, or because of death or disability, whether or not the performance goal has been met.

  . The executive's employment is terminated on or after December 31, 2001 without cause, for good reason, or because of death or disability and the performance goal has been met.


    In addition, the phantom shares will vest upon a change of control of our company or following a change of control of Pharmacia under the same circumstances as those described above for the vesting of awards under the 2000 Plan.

    Payment of the value of the phantom shares held in the account will be made to the executive within 30 days after the last to occur of:

  . Vesting of the account;

  . The date our people committee certifies achievement of the performance goal if such certification is a condition to vesting; and

  . Date of shareholder approval.

    We plan to seek shareholder approval of the material terms and conditions of the phantom share agreements (including the performance goal) at the 2001 annual meeting of our shareholders, for purposes of exempting the phantom shares from the deduction limitation of Section 162(m) of the Internal Revenue Code. If shareholder approval is not obtained, no payments would be made, unless there were a change of control before the 2001 annual meeting. Pharmacia, by signing the phantom share agreements, has approved their material terms and conditions and agreed to vote its shares in favor of the phantom share agreements at the 2001 annual meeting.

CHANGE-OF-CONTROL EMPLOYMENT AGREEMENTS

    We have entered into change-of-control employment agreements with 21 key executives. These agreements have terms that initially end on June 30, 2001 and are automatically extended one year

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at a time, unless we give the executive a notice that no extension will occur.
If a change of control of Monsanto occurs during the term of an agreement, or if a change of control of Pharmacia occurs during the term at a time when Pharmacia owns more than 50 percent of our common stock, then the agreement becomes operative for a fixed three-year period.

    The agreements provide generally that the executive's terms and conditions of employment, including position, location, compensation and benefits, will not be adversely changed during the three-year period after such a change of control. If, during this three-year period, we terminate the executive's employment other than for cause, death or disability, or the executive terminates for good reason, or if we terminate the executive's employment without cause in connection with or in anticipation of a change of control, the executive is generally entitled to receive:

  . a specified multiple of the executive's annual base salary plus an annual bonus amount and an amount to reflect our employer matching contributions under various savings plans,

  . accrued but unpaid compensation,

  . continued welfare benefits for a specified number of years,

  . a lump sum payment having an actuarial present value equal to the additional pension benefits the executive would have received if he or she had continued to be employed by us for a specified number of years,

  . if the executive has reached age 50 at the conclusion of a specified number of years following employment termination, receipt of lifetime retiree medical benefits, and

  . outplacement benefits.

The specified multiple and the specified number of years is three for our named executive officers, and two for all other executives. In addition, the executive is generally entitled to receive a payment in an amount sufficient to make him or her whole for any federal excise tax on excess parachute payments.

    Messrs. Blaylock, Engelberg and Ide are parties to change-of-control employment agreements with Pharmacia, which provide similar benefits to those described above. These agreements became effective on March 31, 2000, when the merger involving old Monsanto and Pharmacia & Upjohn took place. Accordingly, if any of these executives experiences a termination of employment without cause or for good reason on or before March 31, 2003, he will be entitled to severance benefits similar to those described above. In addition, he would receive the same severance benefits if he chooses to terminate his employment for any reason during April of 2001. We estimate that the cash severance benefits payable under these agreements would be approximately $2,400,000 for Mr. Blaylock, $3,100,000 for Mr. Engelberg and $4,500,000 for Mr. Ide. Pharmacia has retained all severance liabilities under these agreements. If Mr. Blaylock's new change-of-control agreement (as discussed above) becomes operative before March 31, 2003, it would replace his former change-of-control employment agreement.

EXCESS PARACHUTE TAX INDEMNITY PLAN

    We have adopted the Excess Parachute Tax Indemnity Plan, which provides that if any of our non-employee directors or any of our employees who is not a party to a change of control employment agreement described above is subject to the federal tax on excess parachute payments received in connection with a change of control, we generally will pay him or her an amount to

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make him or her whole for the tax, and will pay any legal fees he or she may incur to enforce his or her rights under the plan or in connection with any Internal Revenue Service audit related to the excise tax.

PENSION PLANS

    The named executive officers (as well as other of our employees) are eligible for retirement benefits payable under Pharmacia's tax-qualified and non-qualified defined benefit pension plans, which were formerly old Monsanto's plans. We intend to establish our own cash balance pension plan and non-qualified plans, to provide benefits to our employees beginning at a future date to be determined by Pharmacia. Our pension plans will have the same basic features as the Pharmacia pension plans.

    Effective January 1, 1997, the old Monsanto defined benefit pension plan was amended. The old Monsanto non-qualified pension plan that provides benefits to executives that cannot be provided under the old Monsanto qualified plan because of limitations under federal tax law was similarly amended. The amended old Monsanto defined benefit pension plans each consists of two accounts: a "prior plan account" and a "cash balance account."

    The opening balance of the prior plan account was the lump sum value of the executive's December 31, 1996 monthly retirement benefit earned at old Monsanto prior to January 1, 1997 under the old defined benefit pension plan described below, calculated using the assumption that the monthly benefit would be payable at age 55 with no reduction for early payment. The formula used to calculate the opening balance for employment with old Monsanto was the greater of 1.4% (1.2% for employees hired by old Monsanto on or after April 1, 1986) of average final compensation multiplied by years of service, without reduction for Social Security or other offset amounts, or 1.5% of average final compensation multiplied by years of service, less a 50% Social Security offset. Average final compensation for purposes of determining the opening balance was the greater of (1) average compensation received during the 36 months of employment prior to 1997 or (2) average compensation received during the highest three of the five calendar years of employment prior to 1997.

    For each year of the executive's continued employment with old Monsanto, Pharmacia or our company, the executive's prior plan account will be increased by 4% to recognize that prior plan benefits would have grown as a result of pay increases.

    For each year that the executive is employed by old Monsanto, Pharmacia or our company after 1996, 3% of annual compensation in excess of the Social Security wage base and a percentage (based on age) of annual compensation (salary and annual bonus) will be credited to the cash balance account. The applicable percentages and age ranges are: 3% before age 30, 4% for ages 30 to 39, 5% for ages 40 to 44, 6% for ages 45 to 49, and 7% for age 50 and over. In addition, the cash balance account of executives who earned benefits under old Monsanto's old defined benefit pension plan will be credited each year (for up to 10 years based on prior years of service with old Monsanto or Pharmacia), during which the executive is employed after 1996, with an amount equal to a percentage (based on age) of annual compensation. The applicable percentages and age ranges are: 2% before age 30, 3% for ages 30 to 39, 4% for ages 40 to 44, 5% for ages 45 to 49, and 6% for age 50 and over.

    In addition to the retirement benefits for Mr. Verfaillie and Mr. Grant based on their years of service as our employee in the United States, Mr. Verfaillie and Mr. Grant are also eligible for regular retirement benefits based on their respective years of service as our employee outside the United States. In addition, Mr. Verfaillie and Mr. Grant participate in Pharmacia's regular, non-qualified pension plan designed to protect retirement benefits for employees serving in more than one country.

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However, their total retirement benefits from the combined plans, when considering their total service, are expected to be generally comparable to the benefits described in this section.

    Mr. Ide has an individual supplemental retirement arrangement with Pharmacia under which Mr. Ide is entitled to a supplemental retirement benefit, subject to certain conditions, which is designed to produce a total retirement benefit from Pharmacia at age 65 comparable to that which a Pharmacia employee with 30 years of service would receive (taking into account the value of any pension benefits earned as an active employee of Pharmacia and of Monsanto and pension benefits received from prior employers). We will assume all liabilities under this agreement.

    Mr. Engelberg also has an individual supplemental retirement arrangement with Pharmacia under which Mr. Engelberg is entitled to a supplemental retirement benefit, subject to certain conditions, which is designed to produce an annual retirement benefit from Pharmacia at age 65 equal to 45% of his average total earnings, reduced by the amount of any benefit received under Pharmacia pension and parity pension plans and by an additional amount. We will assume all liabilities under this agreement.

    The estimated annual benefits payable as a single life annuity beginning at age 65 (assuming that each executive officer remains employed by us until age 65 and receives 4% annual compensation increases) are as follows: Mr. Verfaillie, $785,296; Dr. Fraley, $708,969; Mr. Grant, $583,785; Mr. Ide,
$353,505; and Mr. Engelberg, $309,093.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    As permitted by applicable Delaware law, we have included in our certificate of incorporation a provision to generally eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors. However, this provision does not eliminate or limit liability of a director for a director's breach of the duty of loyalty, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for any transaction from which a director derived an improper personal benefit and for certain other actions. In addition, our bylaws provide that we are required to indemnify our officers and directors under a number of circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe that these indemnification provisions are necessary to attract and retain qualified individuals as directors and officers.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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                  ARRANGEMENTS BETWEEN MONSANTO AND PHARMACIA

    WE HAVE PROVIDED BELOW A SUMMARY DESCRIPTION OF THE MATERIAL TERMS OF THE SEPARATION AGREEMENT AND THE KEY RELATED AGREEMENTS BETWEEN MONSANTO AND PHARMACIA. YOU SHOULD READ THE FULL TEXT OF THESE AGREEMENTS, WHICH ARE FILED WITH THE SEC AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.

SEPARATION AGREEMENT

    The separation agreement contains the key provisions relating to the separation of our businesses from those of Pharmacia and this offering. The separation agreement identifies the assets transferred to us by Pharmacia and the liabilities assumed by us from Pharmacia. The separation agreement also describes when and how these transfers and assumptions occurred. In addition, we have entered into additional agreements with Pharmacia governing various interim and ongoing relationships between Pharmacia and us following the separation date. These other agreements include:

  .  a corporate agreement;

  .  a tax sharing agreement;

  .  an intellectual property transfer agreement;

  .  an employee benefits and compensation allocation agreement; and

  .  a services agreement.

 ASSET TRANSFER

    Effective on September 1, 2000, which we refer to as the separation date, Pharmacia transferred the following assets to us, except as provided in one of the ancillary agreements:

  . all assets reflected on our balance sheet as of June 30, 2000 or the accounting records supporting our balance sheet, as adjusted by the pro forma adjustments set forth in this document and all assets acquired by Pharmacia between June 30, 2000 and the separation date that would have been included on our balance sheet as of June 30, 2000 had they been owned on June 30, 2000;

  . all other assets primarily related to our business or the former agriculture or chemical businesses of old Monsanto;

  . the corporate offices in St. Louis, Missouri (Creve Coeur campus) and other real property primarily used by our business;

  . the subsidiaries, partnerships, joint ventures and other equity interests primarily related to our business;

  . all computers, desks, furniture, equipment and other assets used primarily by Pharmacia employees who will become our employees due to the separation;

  . any contingent gains that are primarily related to our business or the former agriculture or chemical businesses of old Monsanto, or otherwise specifically allocated to us;

  . 57% of unknown contingent gains arising as of or prior to the separation date that are not primarily related to our business, the former agriculture or chemical businesses of old Monsanto, Pharmacia's business or former Pharmacia businesses, which we expect would generally consist of unknown corporate-level gains not primarily related to any of these businesses; and

  .  other assets agreed upon by us and Pharmacia.


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 ASSUMPTION OF LIABILITIES

    Effective on the separation date, we assumed the following liabilities from Pharmacia, except as provided in one of the ancillary agreements:

  . all liabilities reflected on our balance sheet as of June 30, 2000 or the accounting records supporting our balance sheet, as adjusted by the pro forma adjustments set forth in this document and all liabilities of Pharmacia incurred or arising between June 30, 2000 and the separation date that would have been included on our balance sheet as of June 30, 2000 had they arisen or been incurred on or prior to June 30, 2000;

  . all other liabilities primarily related or arising primarily from (1) any asset that is transferred to us pursuant to the separation, (2) our business, (3) the former agriculture or chemical businesses of old Monsanto or (4) the disposition of any of these former agriculture or chemical businesses;

  . liabilities for worker's compensation or third party claims incurred prior to the separation date at a site transferred to us pursuant to the separation;

  . all liabilities for environmental remediation or other environmental responsibilities related to our business and the former agriculture or chemical businesses of old Monsanto, and all real property transferred to us as part of our assets;

  . all liabilities for products of our business or the former agriculture or chemical businesses of old Monsanto sold to third parties;

  . all liabilities relating to the approximately $500 million of medium-term bank notes issued by Monsanto do Brasil Ltda., and all liabilities relating to the approximately $50 million of non-intercompany debt for which our subsidiaries organized or operating outside the United States are the obligors;

  . all of our liabilities relating to a $1 billion, 364-day credit agreement and a $500 million, five-year credit agreement;

  . all liabilities of old Monsanto that were assumed by Solutia or any of its subsidiaries on September 1, 1997 in connection with its spinoff from old Monsanto, to the extent that Solutia fails to pay, perform or discharge these liabilities;

  . any contingent liabilities that are primarily related to our business or the former agriculture or chemical businesses of old Monsanto, or otherwise specifically allocated to us;

  . 57% of unknown contingent liabilities arising as of or prior to the separation date that are not primarily related to our business, the former agriculture or chemical businesses of old Monsanto, Pharmacia's business or former Pharmacia businesses, which we expect would generally consist of unknown corporate-level liabilities not primarily related to any of these businesses; and

  .  other liabilities agreed upon by us and Pharmacia.

 SHARED CONTINGENT GAINS AND LIABILITIES

    The separation agreement provides for the division of "shared" contingent gains and liabilities, which are those contingent gains and liabilities arising as of or prior to the separation date that are not primarily related to our business, the former agriculture or chemical businesses of old Monsanto, Pharmacia's business or former Pharmacia businesses.

    Shared contingent gains and liabilities are allocated as follows:

  . any benefit that may be received from any shared contingent gain will be allocated 43% to Pharmacia and 57% to us. Pharmacia has the authority to prosecute, settle or waive any shared contingent gain;

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  .  any responsibility for any shared contingent liability, except for environmental remediation, will be allocated 43% to Pharmacia and 57% to us, adjusted for insurance proceeds and other offsetting amounts received by either company. Pharmacia will assume the defense of, and may seek to settle or compromise, any third party claim that is a shared contingent liability, and any costs and expenses incurred will be included in the total amount of the shared contingent liability;

  . any shared contingent liability for environmental remediation or other environmental responsibility will be borne by each company in proportion to its respective contribution to the site giving rise to the shared contingent liability; and

  . we and Pharmacia will form a committee for the purpose of resolving issues regarding shared contingent gains and liabilities.

 FINANCING ARRANGEMENTS

    We and Pharmacia will arrange a commercial paper facility prior to the closing of this offering, under which Pharmacia will issue assumable commercial paper in the amount equal to the sum of approximately $1.8 billion plus the net proceeds we receive from this offering assuming no exercise of the overallotment option. The proceeds of such commercial paper obligations will be used by Pharmacia to repay Pharmacia indebtedness, a substantial portion of which was incurred in connection with our acquisitions of seed companies, and for Pharmacia's general corporate purposes. The separation agreement provides that all liabilities under the commercial paper facility will be assumed by us on the closing of this offering. We also assumed from Pharmacia on the separation date the obligations relating to variable-rate, medium-term bank notes in the aggregate principal amount of approximately $500 million, which mature in 2003 and had an average interest rate of 5.5% as of June 30, 2000. In addition, on the separation date, we indirectly assumed approximately $50 million of debt owed by our subsidiaries.

 THE EX-U.S. PLAN AND DELAYED TRANSFERS

    The transfer of international assets and the assumption of international liabilities will be accomplished through agreements between international subsidiaries. The separation agreement acknowledges that circumstances in some jurisdictions outside of the United States may require the timing of part of the international separation to be delayed past the separation date.

 INDEMNIFICATION

    In general, under the separation agreement, we will indemnify Pharmacia and its representatives and affiliates from all liabilities that we assume under the separation agreement, including, as of the closing of this offering, the indebtedness under the assumable commercial paper facility, and any and all losses by Pharmacia or its representatives or affiliates arising out of or due to our failure to pay, perform or discharge in due course these liabilities. In general, Pharmacia will indemnify us and our representatives and affiliates from all liabilities that Pharmacia retains under the separation agreement and any and all losses by us or our representatives or affiliates arising out of or due to Pharmacia's failure to pay, perform or discharge in due course these liabilities. All indemnification amounts would be reduced by any insurance proceeds and other offsetting amounts recovered by the indemnitee.

 ACCESS TO INFORMATION

    Under the separation agreement, the following terms govern access to information:

  . prior to or as promptly as practicable after the separation date, Pharmacia will deliver to us all corporate books and records related to our business;

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  .  from and after the separation date, subject to applicable confidentiality provisions or restrictions, we and Pharmacia will each give the other reasonable access and the ability to duplicate information developed or obtained prior to the separation date within each company's possession relating to the other's businesses, or for audit, accounting, claims, intellectual property protection, litigation and tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations;

  . after the separation date, we and Pharmacia will each use reasonable efforts to provide assistance to the other for litigation and to make available to the other employees for the purpose of consultation, or directors, officers, other employees and agents as witnesses, in legal, administrative or other proceedings;

  . the company providing information, consultant or witness services under the separation agreement will be entitled to reimbursement from the other for reasonable expenses;

  . we and Pharmacia will each retain all proprietary information in its possession relating to the other's business for a period of time and if the information is to be destroyed, the destroying company will give the other company the opportunity to receive the information at the other company's expense;

  . we and Pharmacia will each agree not to disclose or otherwise waive any privilege relating to it or to the other without consent, unless the privilege relates solely to its own business, assets or liabilities; and

  . from and after the separation date, we and Pharmacia will agree to hold in strict confidence all information concerning or belonging to the other obtained prior to the separation date or furnished pursuant to the separation agreement, subject to applicable law.

 ARBITRATION AND DISPUTE RESOLUTION

    Under the separation agreement, if disputes arise between Pharmacia and us, the following will occur:

  . the parties will first attempt to resolve the dispute by direct discussions and negotiation, including, if either party elects, among senior executives;

  . if the parties cannot resolve their dispute within 30 days after notice calling for negotiation among senior executives, the parties will attempt to settle the dispute through mediation;

  . if the dispute is not resolved within 60 days after initiation of mediation, either party may demand that the dispute be resolved by binding arbitration; and

  . the parties will bear their own expenses and attorneys' fees in resolving the dispute and will share equally the costs and expenses of any mediation or arbitration.

 NO REPRESENTATIONS AND WARRANTIES

    Pursuant to the separation agreement, we understand and agree that Pharmacia did not represent or warrant to us as to the assets to be transferred to us, the liabilities to be assumed by us, our business, the former agriculture or chemical businesses of old Monsanto, our balance sheet or as to any consents or approvals required in connection with the consummation of the transactions contemplated by the separation agreement. We took all assets "as is, where is" and bear the economic and legal risk relating to conveyance of, and title to, the assets.

 INSURANCE

    Under the terms of the separation agreement, our assets will include any and all rights of an insured party, including rights of indemnity and the right to be defended by or at the expense of the insurer and to receive insurance proceeds with respect to all of our insured claims under insurance

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policies held by either us or Pharmacia. Each company is responsible for its own deductibles, self-insured retentions, retrospective premiums, claims handling and other charges owed under the insurance policies.

 NON-COMPETITION PROVISIONS

    For a two-year period following the separation date, we will be obligated to refrain from commercializing, by selling or transferring for sale or use by the end user, products in the businesses retained by Pharmacia. For a two-year period following the separation date, Pharmacia will be obligated to refrain from commercializing products in the businesses transferred to us.

 EXPENSES

    Pharmacia will pay all reasonable and customary out-of-pocket costs and expenses directly related to the preparation, execution and delivery of the separation agreement and other agreements related to the separation, and the consummation of the separation and this offering. These costs and expenses will consist of fees and expenses of external advisors (including independent public accountants, consultants and attorneys), expenses directly related to this offering (other than underwriting discounts and commissions), transfer and other costs, registration and filing fees, printing and mailing costs, and any other costs, fees or charges imposed by a governmental entity.

 OTHER AGREEMENTS

    If there is a conflict or inconsistency between the provisions of the separation agreement and the provisions of any other agreement related to the separation, the provisions of the separation agreement will control over the inconsistent provisions of the other agreement as to matters within the scope of the separation agreement.

CORPORATE AGREEMENT

    The corporate agreement provides Pharmacia Corporation with continuing shareholder rights with respect to us following this offering, including preemptive rights, registration rights and rights associated with Pharmacia's auditing obligations.

 PREEMPTIVE RIGHTS

    Under the terms of the corporate agreement, Pharmacia has a continuing preemptive right to purchase common stock from us in order to allow Pharmacia to own at least 80.1% of our outstanding equity and voting power on a fully diluted basis. The exercise price for these shares would be at prevailing market prices measured by the volume-weighted average for the 20 consecutive trading days prior to notice of exercise or, in the case of a public offering of our common stock for cash, a price per share equal to the initial public offering price less underwriters' discounts and commissions. The preemptive right would terminate in the event Pharmacia sells or disposes of its shares to reduce its ownership interest of our outstanding equity and voting power to less than 80.1% on a fully diluted basis.

 REGISTRATION RIGHTS

    Under the corporate agreement, Pharmacia has the right to require us to register for offer and sale all or a portion of our common stock held by Pharmacia, so long as the common stock Pharmacia requires us to register in each case represents at least 5% of the aggregate shares of common stock then issued and outstanding. Pharmacia's registration rights terminate on the first date on which Pharmacia ceases to hold at least 5% of our outstanding shares on a fully diluted basis.


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 PIGGY-BACK REGISTRATION RIGHTS

    If we at any time intend to file on our behalf or on behalf of any of our security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of common stock held by Pharmacia, Pharmacia has the right to include its shares of our common stock in such offering.

 UNREGISTERED OFFERINGS

    Under the terms of the corporate agreement, Pharmacia has the right to require us to prepare an offering memorandum in connection with the offer and sale in an unregistered offering of all or a portion of our common stock, but not less than 5% of our outstanding shares in any one offering, held by Pharmacia. Pharmacia's rights and limitations with respect to such unregistered offerings are comparable to those rights and limitations applicable to Pharmacia in registered offerings. In addition, we have agreed to grant customary registration rights to third parties who purchase our stock from Pharmacia in such an unregistered offering.

 REGISTRATION EXPENSES

    We are responsible for the registration expenses in connection with the performance of our obligations under the corporate agreement. Pharmacia is responsible for all of the fees and expenses of counsel to Pharmacia, any applicable underwriting discounts or commissions, and any transfer taxes.

 INDEMNIFICATION

    Pursuant to the corporate agreement, we will indemnify Pharmacia against any liabilities that may result from untrue statements or omissions in the registration statement. Pharmacia will indemnify us against liabilities that arise out of untrue statements or omissions in the registration statement based on written information furnished by Pharmacia.

 AUDITING PRACTICES

    So long as Pharmacia is required or permitted to consolidate our results of operations and financial position in Pharmacia's financial statements, the companies agree to the following terms relating to auditing practices:

  . we will not select a different independent accounting firm than Deloitte & Touche LLP to serve as our independent certified public accountants without Pharmacia's prior written consent;

  . we will use reasonable best efforts to enable our auditors to (1) complete their audit such that they will date their opinion on our audited annual financial statements on the same date that Pharmacia's auditors date their opinion on Pharmacia's audited annual financial statements, and (2) complete their quarterly review procedures on our quarterly financial statements on the same date that Pharmacia's auditors complete their quarterly review procedures on Pharmacia's quarterly financial statements;

  . we will provide to Pharmacia on a timely basis all information that Pharmacia reasonably requires to meet its schedule for the preparation, printing, filing and public dissemination of its annual and quarterly financial statements;

  . we will authorize our auditors to make available to Pharmacia's auditors both (1) the personnel who performed or will perform the annual audits and quarterly reviews of our financial statements, and
     (2) work papers related to the annual audits and quarterly reviews of our financial statements;

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  .  we will provide Pharmacia's internal auditors with access to our books and records; and

  . we will give Pharmacia notice of any proposed significant changes in accounting estimates or principles from those in effect on the separation date.

 NO DISCRIMINATION

    Under the terms of the corporate agreement, we agree that, for so long as Pharmacia owns at least 50% of our outstanding common stock, we will not, without the prior written consent of Pharmacia, take any action which has the effect of restricting or limiting the ability of Pharmacia freely to sell, transfer, assign, pledge or otherwise dispose of shares of our common stock or would restrict or limit the rights of any transferee of Pharmacia as a holder of our common stock. In addition, we agree that we will not, without the prior written consent of Pharmacia, limit the legal rights of, or deny any benefit to, Pharmacia as our stockholder in a manner not applicable to our stockholders generally.

 ACCOUNTING TREATMENT

    Pursuant to the corporate agreement, we agree to refrain from taking any actions that could adversely affect Pharmacia's ability to account for the recent merger transaction involving old Monsanto and Pharmacia & Upjohn as a pooling of interests.

TAX SHARING AGREEMENT

    Following this offering, Monsanto and some of its subsidiaries will be included in Pharmacia's consolidated group for U.S. federal income tax purposes (the "Pharmacia Federal Group") as well as in consolidated, combined, unitary or other similar consolidated returns that include Pharmacia and its subsidiaries for state and local income tax purposes (a "Pharmacia State Group"). As of the separation date, we and Pharmacia entered into a tax sharing agreement.

    Pursuant to the tax sharing agreement, with respect to tax returns for any taxable period in which we and any of our subsidiaries (collectively, the "Monsanto Group") are included in the Pharmacia Federal Group or any Pharmacia State Group, we generally will be obligated to pay to Pharmacia the amount of taxes (including estimated taxes) that would be due and payable by us determined, subject to adjustment by Pharmacia, as if the Monsanto Group filed its own tax returns that did not include Pharmacia or other members of the Pharmacia Federal Group or the Pharmacia State Group, as the case may be. If, for any taxable period in which the Monsanto Group is included in the Pharmacia Federal Group or any Pharmacia State Group, the Monsanto Group has a net operating loss or tax credit that reduces the taxes of the Pharmacia Federal Group or any Pharmacia State Group, as the case may be, below the amount that would have been payable if the Monsanto Group had not incurred such loss or tax credit, Pharmacia must pay to us the amount of the reduction in taxes attributable to the loss or tax credit. We will be responsible for any taxes with respect to tax returns that include only the Monsanto Group.

    Pharmacia will be responsible for the preparation and filing of all tax returns for any taxable period in which the Monsanto Group is included in the Pharmacia Federal Group or any Pharmacia State Group. Pharmacia may elect at its discretion to include the Monsanto Group in any Pharmacia State Group when inclusion is not required by law. We will be responsible for the preparation and filing of all tax returns that include only the Monsanto Group.

    Pharmacia generally will have sole responsibility for, and control over, all audits with respect to any tax return for the Pharmacia Federal Group and any Pharmacia State Group and we generally will have sole responsibility for, and control over, all audits with respect to all tax returns that include only the Monsanto Group.


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    With respect to tax periods beginning on or after the separation date, in the event of any adjustments to the tax returns of the Pharmacia Federal Group, any Pharmacia State Group or the Monsanto Group, the liability of Pharmacia or us, as the case may be, under the tax sharing agreement will be redetermined by giving effect to such adjustment, and Pharmacia or we, as the case may be, will be obligated to pay to the other party any differences between the original liability and the redetermined liability.

    With respect to tax periods beginning before the separation date, we are responsible for tax liabilities attributable to DEKALB Genetics Corporation and its subsidiaries. We will also be responsible for the tax liability arising from transactions pursuant to which the Monsanto Group's pharmaceutical assets in foreign jurisdictions are separated from the Monsanto Group's agricultural assets in foreign jurisdictions ("Separation Transactions"). This liability will be reduced by the present value of any tax asset created as a result of such transactions. Except for the DEKALB tax liabilities, taxes attributable to Separation Transactions and property and sales and use taxes attributable to our assets or businesses, Pharmacia will be responsible for and will indemnify and hold us harmless from all taxes incurred by any member of the Monsanto Group prior to the separation date.

    Pharmacia and we will provide each other all information and other assistance reasonably requested by the other party in connection with the preparation and filing of any tax return pursuant to the tax sharing agreement. Disputes arising between Pharmacia and us relating to matters covered by the tax sharing agreement are subject to resolution through third-party dispute resolution provisions.

    We will be included in the Pharmacia Federal Group for all taxable periods during which Pharmacia beneficially owns at least 80% of the total voting power and value of our outstanding common stock. Each member of a consolidated group for U.S. federal income tax purposes is jointly and severally liable for the U.S. federal income tax liability of each other member of the consolidated group. As such, although the tax sharing agreement provides for the sharing of liabilities between Pharmacia and us, during the period in which we are included in the Pharmacia Federal Group, we could be liable for any U.S. federal income tax liability that is incurred, but not discharged, by any other member of the Pharmacia Federal Group.

EMPLOYEE BENEFITS AND COMPENSATION ALLOCATION AGREEMENT

    The employee benefits and compensation allocation agreement sets forth the agreement between Pharmacia and us as to the allocation of employees and their compensation and benefits following the separation date.

    In general, employees who work exclusively in the businesses being transferred to us were transferred to us and our subsidiaries as of the separation date, and employees who work exclusively in the businesses being retained by Pharmacia remained with Pharmacia and its other subsidiaries. Outside the United States, employees who work as staff employees supporting all of the businesses generally were allocated to the primary businesses in each country, unless factors dictated otherwise. In the United States, staff employees working in St. Louis, Missouri generally were allocated to us and staff employees working in Chicago, Illinois generally were assigned to Pharmacia, unless certain factors dictated otherwise. In some cases, staff employees of Pharmacia working in St. Louis will provide services to both Pharmacia and us under the services agreement. In some cases, the staff employees assigned to one company will provide support services to the other company under the services agreement. See "Services Agreement." For example, in the United States, the staff employees transferred to us may continue to provide services to Pharmacia. Former employees of old Monsanto who had been employed in the United States were generally allocated to us if they retired before 1995. Former employees of old Monsanto who had been employed outside the

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United States were generally assigned to us if they either had been working primarily in the agricultural business at the time they retired or were members of the corporate staff in countries where the agricultural business was the primary business of old Monsanto unless local law or other factors dictate otherwise.

    We assumed responsibility for all obligations under any individual employment letters or similar agreements between Pharmacia and employees who transferred to us other than the severance liabilities under change-of-control employment agreements between Pharmacia and each of Messrs. Blaylock, Engelberg and Ide and one other executive. See "Management--Change-of-Control Employment Agreements."

    It is expected that some of the staff employees will be terminated following this offering. The employee benefits and compensation allocation agreement provides that the severance benefits for such employees who are terminated within two years after our offering will be borne by Pharmacia.

    In the United States, employees and former employees allocated to us will continue to participate in the old Monsanto Company Pension Plan, the related ERISA Parity Pension Plan and the old Monsanto Company Supplemental Retirement Plan, each of which will continue to be sponsored by Pharmacia for a period of time following our offering, and we will bear the costs of their participation. The period of this continued participation will last until such time as we are able to establish our own qualified pension plan with benefits similar to those provided under the old Monsanto Company Pension Plan, and obtain a determination letter from the Internal Revenue Service that the qualified pension plan meets the requirements for tax qualification, or such later date as Pharmacia may determine. When the continued participation of our employees in the old Monsanto Company Pension Plan does cease, our new pension plans will assume liability for the pension benefits of our employees and the former employees allocated to us, as described above, and assets to fund the liabilities under the qualified pension plan on an accrued-benefits-obligation basis will be transferred from the trust for the old Monsanto Company Pension Plan to the trust for our qualified pension plan. If, at the time of the plan split, the assets of the Monsanto Company Pension Plan have a value at least equal to its total accrued benefit obligations, then our plan will receive assets having a value at least equal to the accrued benefit obligation for the liabilities it assumes. If the Monsanto Company Pension Plan has surplus assets in excess of its total accrued benefit obligation, Pharmacia will determine whether to transfer any portion of the surplus to our plan. If Pharmacia determines to transfer a portion of surplus assets to our plan, the amount of surplus transferred will equal either:


  . our proportionate share of the surplus, based upon the percentage of the total accrued benefit obligations of the Monsanto Company Pension Plan that our plan assumes, or

  . the lesser of our proportionate share of the surplus or the amount of the projected benefit obligation for the liabilities our plan assumes,

as determined by Pharmacia. If, at the time of the plan split, the assets of the Monsanto Company Pension Plan have a value less than its total accrued benefit obligations, then our plan will receive a proportionate share of those assets, based upon the percentage of the total accrued benefit obligations of the Monsanto Company Pension Plan that our plan assumes. Before this split takes place, we will bear the costs of providing benefits to our employees and former employees allocated to us under the old Monsanto Company Pension Plan.

    We will establish a qualified savings and investment plan, which will be a qualified defined contribution plan similar to the old Monsanto Company Savings and Investment Plan, and a related nonqualified plan, which will be similar to the old Monsanto Company ERISA Parity Savings and Investment Plan, to provide benefits to our employees on January 1, 2001, or as soon as is

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administratively feasible after that date. The accounts of our employees under the old Monsanto Company Savings and Investment Plan will be transferred to our new plan. In connection therewith, a portion of the employee stock ownership plan component of the old Monsanto Company Savings and Investment Plan also will be transferred to our plan. Our qualified savings and investment plan will assume a percentage of the debt obligations of the old Monsanto Company Savings and Investment Plan, and receive the same percentage of the employer securities financed by that debt, based upon the relative eligible pay of our employees participating in the plan as compared to the Pharmacia employees participating in the plan.

    Pension plans maintained outside the United States in which both our employees and those of Pharmacia participate will generally be divided between the two companies. If such plans are funded, the assets will generally be split in proportion to the relative projected benefit obligations of the two separate plans, except to the extent otherwise required by law.

    Effective as soon after the separation date as is administratively feasible, we will assume sponsorship of all of old Monsanto's U.S. medical, life, disability and other welfare benefit plans, and Pharmacia will be a participating employer in those plans. Outside of the United States, the company that is going to assume sponsorship of the benefit plans in which both Pharmacia and our employees will participate will generally be designated as the host company. Pharmacia will bear the cost of the continued participation in the plans assumed by us by Pharmacia employees and by former employees allocated to Pharmacia, and we will bear the costs of the continued participation plans by our employees and by former employees allocated to us in plans assumed by Pharmacia. There may be some deviations from these general rules where appropriate because of local law or other local considerations.

    Cost-sharing for the benefits provided to one company's employees by plans sponsored by the other company generally will be based upon actual cost of providing the benefits to each company's employees and former employees. In addition, the employee benefits and compensation allocation agreement provides that we and Pharmacia will share any costs or liabilities involving the old Monsanto employee benefit plans and relating to compliance issues arising before this offering or, after this offering, if such issues involve the plans in which we and Pharmacia both participate.

INTELLECTUAL PROPERTY TRANSFER AGREEMENT

    The intellectual property transfer agreement, referred to as the "IPTA," is a master agreement encompassing several agreements which allocates between Pharmacia and Monsanto rights relating to patents, patent applications, invention disclosures, unpatented technology (such as know-how), technology agreements, trademarks, copyrights and other forms of intellectual property. The IPTA generally provides that both parties agree not to disclose confidential information of the other party. Further, each party agrees not to use the information except when such use has been agreed to by the other party.

 PATENT RIGHTS

    Under the terms of the IPTA, Pharmacia assigned to us ownership of patents, patent applications and invention disclosures directed to technology related exclusively to the businesses transferred to us. If the technology is used by both Pharmacia and us, but primarily by Pharmacia, such patents, patent applications and invention disclosures were retained by Pharmacia and licensed to us for use in our business field. If the technology is used by both Pharmacia and us, but primarily by us, such patents, patent applications and invention disclosures were assigned to us and a license provided to Pharmacia for use in Pharmacia's business field.

    The IPTA provides that both parties will assist each other in (1) the filing of patent applications, (2) the prosecution of the patent applications and (3) any patent litigation. Expenses for such

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assistance will be borne by the party requesting assistance. Further, the IPTA specifies that for a period of three years both parties will be obligated to correct any bona fide error made in allocating the rights between the parties.

    We believe that all material patent rights necessary to conduct our business will be either assigned or licensed to us by Pharmacia under the IPTA.

 UNPATENTED TECHNOLOGY

    Unpatented technology that relates exclusively to our business as of the separation date was assigned to us. Unpatented technology used by both Pharmacia and us, but primarily by Pharmacia, was retained by Pharmacia and licensed royalty-free to us. Unpatented technology used by Pharmacia and us, but primarily by us, was assigned to us and licensed royalty-free to Pharmacia.

 TECHNOLOGY AGREEMENTS

    Pharmacia has entered into numerous agreements with third parties relating to patents, patent applications and/or technology. To the extent such agreements can be identified as relating exclusively to us, and to the extent assignment is allowed to be made, Pharmacia assigned to us such agreements relating exclusively to our business. If the subject technology is used by both Pharmacia and us, but primarily by us, such agreements were assigned to us and a license provided to Pharmacia for use in Pharmacia's business field. In any case and to the extent that the agreement is used by both businesses, we and Pharmacia will continue to permit the agreement to be used by both businesses to the extent the agreement allows. Royalty payments under these technology agreements will be allocated between us and Pharmacia on a prorated basis, based on the use of the technology.

 TRADEMARKS

    Pharmacia assigned to us at the separation date trademarks used exclusively by us. Pharmacia also assigned to us all marks relating to the Monsanto name, as well as the block M and the Food, Health and Hope logo. We will provide a license to Pharmacia, limited to six months, for Pharmacia to utilize trademarks, including the Monsanto name, the block M and the Food, Health and Hope logo. After six months, Pharmacia will no longer have the right to use those trademarks.

 COPYRIGHTS

    Pharmacia assigned to us all copyrights that are primarily used in our business as of the separation date.

 FIRST RIGHT TO NEGOTIATE

    Also, for two years after the separation date, we and Pharmacia will each be obligated to offer the other a first right to negotiate a license for technology developed after the separation date that has a use in the other's business field. The term for initiating such negotiation will expire three years from the separation date. Such negotiation will be conducted in good faith and will reflect commercially reasonable license terms. Further, the financial terms of such license will be no less favorable than financial terms granted to any third party for the subject technology in a similar field of use.

SERVICES AGREEMENT

    The services agreement governs the provision by Pharmacia to us and by us to Pharmacia of support services, such as financial management, accounting, tax, payroll, legal, investor relations,

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human resources administration, financial transaction support, information technology, data processing, procurement, real estate management and other general administrative functions. The terms of these services are generally until December 31, 2001, subject to exceptions. We anticipate that we will negotiate a new agreement with Pharmacia for the continued provision of some of these services for some period after December 31, 2001, but we cannot guarantee that we will be able to do so.

ALLOCATION OF CORPORATE OPPORTUNITIES

    Our certificate of incorporation provides that, unless otherwise provided in a written agreement between us and Pharmacia, Pharmacia will have no duty to refrain from engaging in the same or similar activities or lines of business as our company engages in or proposes to engage in at the time of this offering, and, to the fullest extent permitted by law, neither Pharmacia nor any officer or director of Pharmacia (except as provided below) will be liable to us or our stockholders for breach of any fiduciary duty by reason of any such activities of Pharmacia. In the event that Pharmacia acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both Pharmacia and us, Pharmacia will, to the fullest extent permitted by law, have no duty to communicate or offer such corporate opportunity to us and will, to the fullest extent permitted by law, not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder of our company by reason of the fact that Pharmacia pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to us.

    In the event that one of our directors or officers who is also a director or officer of Pharmacia acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and Pharmacia, such director or officer will, to the fullest extent permitted by law, have fully satisfied the fiduciary duty of such director or officer to us and our stockholders with respect to such corporate opportunity if such director or officer acts in a manner consistent with the following policy:

  . a corporate opportunity offered to any person who is an officer of our company, and who is also a director but not an officer of Pharmacia, will belong to us;

  . a corporate opportunity offered to any person who is a director but not an officer of our company, and who is also a director or officer of Pharmacia, will belong to us if such opportunity is expressly offered to such person in his or her capacity as a director of our company, and otherwise will belong to Pharmacia; and

  . a corporate opportunity offered to any person who is an officer of both our company and Pharmacia will belong to us if such opportunity is expressly offered to such person in his or her capacity as an officer of our company, and otherwise will belong to Pharmacia.

    These corporate opportunities provisions will expire once Pharmacia owns less than 20% of our common stock and once no person who is a director or officer of our company is also a director or officer of Pharmacia.

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                             PRINCIPAL STOCKHOLDER

    Prior to this offering, all of the outstanding shares of our common stock will be owned by Pharmacia. After this offering, Pharmacia will own approximately 86.3% of our outstanding common stock, or approximately 84.5% if the underwriters exercise their over-allotment option in full. Except for Pharmacia, we are not aware of any person or group that will beneficially own more than 5% of our outstanding shares of common stock following this offering.

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                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    We are authorized to issue 1,500,000,000 shares of our common stock, $.01 par value, and 20,000,000 shares of undesignated preferred stock, $.01 par value. The following description of our capital stock is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

    Prior to this offering, there were 220,000,000 shares of our common stock outstanding, all of which were held of record by Pharmacia.

    The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

PREFERRED STOCK

    Our board of directors has the authority, without action by the stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

  . restricting dividends on our common stock;

  . diluting the voting power of our common stock;

  . impairing the liquidation rights of our common stock; or

  . delaying or preventing a change of control of us without further action by our stockholders.

    At the closing of this offering, no shares of our preferred stock will be outstanding, and we have no present plans to issue any shares of our preferred stock.

ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW

    Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult, although they have little significance while we are controlled by Pharmacia:

  . acquisition of us by means of a tender offer;

  . acquisition of us by means of a proxy contest or otherwise; or

  . removal of our incumbent officers and directors.


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    These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

 ELECTION AND REMOVAL OF DIRECTORS

    Our certificate of incorporation provides that directors may be removed only by the vote of holders of at least 70% of our outstanding shares of common stock and, once Pharmacia owns less than 50% of our common stock, directors may be removed only for cause. After such time that Pharmacia owns less than 50% of our common stock, our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us if Pharmacia no longer controls us because it generally makes it more difficult for stockholders to replace a majority of the directors.

 ELIMINATION OF STOCKHOLDER ACTION BY WRITTEN CONSENT

    Our certificate of incorporation eliminates the right of stockholders other than Pharmacia to act by written consent without a meeting. Pharmacia will lose this right once it owns less than 50% of our common stock.

 AMENDMENT OF CERTIFICATE OF INCORPORATION PROVISIONS

    The amendment of any of the above provisions in our certificate of incorporation would require approval by holders of at least 70% of our outstanding common stock.

 STOCKHOLDER MEETINGS

    Under our bylaws, only our board of directors and, until Pharmacia owns less than 50% of our common stock, Pharmacia, may call special meetings of our stockholders.

 REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATIONS AND
 PROPOSALS

    Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

 AMENDMENTS TO OUR BYLAWS

    Our bylaws may only be amended by our board of directors or by the vote of holders of at least 70% of the outstanding shares.

 DELAWARE ANTI-TAKEOVER LAW

    Our certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, an anti-takeover law, does not apply to us until Pharmacia owns less than 15% of our outstanding common stock.

    In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. Section 203 is not applicable to business combinations with Pharmacia. The existence of this provision after Pharmacia no longer owns at least 15% of our outstanding shares may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

 NO CUMULATIVE VOTING

    Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

 UNDESIGNATED PREFERRED STOCK

    The authorization of undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

 TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is anticipated to be ChaseMellon Shareholder Services LLC.

 NEW YORK STOCK EXCHANGE LISTING

    The common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol "MON."

                        SHARES ELIGIBLE FOR FUTURE SALE

    All of the 35,000,000 shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares that may be acquired by an affiliate of us, as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors or officers as well as our significant stockholders, if any. Persons who are affiliates will be permitted to sell the shares of our common stock that are issued in this offering only through registration under the Securities Act, or under an exemption from registration, such as the one provided by Rule 144.

    The shares of our common stock held by Pharmacia are deemed restricted securities (as defined in Rule 144) and may not be sold other than through registration under the Securities Act or under an exemption from registration. We have granted registration rights to Pharmacia. See "Arrangements Between Monsanto and Pharmacia--Corporate Agreement--Registration Rights." Pharmacia, our directors and executive officers and we have agreed not to offer or sell any shares of our common stock, subject to exceptions, for a period of 180 days after the date of this prospectus, without the prior written consent of Goldman, Sachs & Co. on behalf of the underwriters. See "Underwriting."

                                  UNDERWRITING

    We and the underwriters named below have entered into an underwriting agreement with respect to the shares of our common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Salomon Smith Barney Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

                                                                      Number of
                            Underwriters                                Shares
                            ------------                              ----------
Goldman, Sachs & Co. ................................................
Salomon Smith Barney Inc. ...........................................
J.P. Morgan Securities Inc. .........................................
Morgan Stanley & Co. Incorporated....................................
Bear, Stearns & Co. Inc..............................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated...................
                                                                      ----------
  Total.............................................................. 35,000,000
                                                                      ==========

    Under the terms and conditions of the underwriting agreement, the underwriters agree to purchase all of our shares being offered pursuant to this offering, if any shares are purchased. If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 5,250,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 5,250,000 additional shares.

                                                            Paid by Monsanto
                                                         -----------------------
                                                                        Full
                                                         No Exercise  Exercise
                                                         ----------- -----------
Per Share............................................... $           $
Total................................................... $           $

    Shares sold by the underwriters to the public initially will be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a
discount of up to $    per share from the initial public offering price. Any
such securities dealers may resell any shares purchased from the underwriters
to certain other brokers or dealers at a discount of up to $    per share from
the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

    We are undertaking a directed share program pursuant to which we will direct the underwriters to reserve up to 1,750,000 shares of our common stock for sale at the initial public offering price to our employees, officers and directors, and officers and directors of Pharmacia. The number of shares of our common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

    We, our executive officers and directors and Pharmacia have agreed with the underwriters not to dispose of or hedge any of their shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the 180-day period following the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. on behalf of the underwriters. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

    Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price will be negotiated between us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and consideration of the above factors in relation to market valuation of companies in related businesses.

    The common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol "MON." In order to meet one of the requirements for listing our common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares of common stock to a minimum of 2,000 beneficial holders.

    In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

    The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares of our common stock offered.

    We estimate that the total offering expenses, excluding underwriting discounts and commissions, will be approximately $8,500,000 which will be paid by Pharmacia.

    We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act.

    From time to time, some of the underwriters and their affiliates have provided, and in the case of Monsanto and Pharmacia may continue to provide, investment banking services to old Monsanto, Monsanto and Pharmacia, including in connection with the merger of old Monsanto and Pharmacia & Upjohn, for which they have received customary compensation. Citibank, N.A. and Salomon Smith Barney Inc., affiliates of Citigroup, Inc., serve as administrative agent and arranger/book manager, respectively, for both our $1 billion, 364-day credit facility and our $500 million, five-year credit facility. In addition, Citibank, N.A. and Salomon Smith Barney Inc. have committed to provide a $1 billion, 120-day standby credit facility. These credit facilities will be used to support and back up our issuance of commercial paper. Citibank, N.A. and Salomon Smith Barney Inc. will receive compensation for these services.

    Michael Kantor, a director of Monsanto and Pharmacia, is a partner at the law firm Mayer, Brown & Platt. Mayer, Brown & Platt is currently retained by Morgan Stanley & Co. Incorporated.

    John S. Reed, a director of Monsanto and Pharmacia, resigned as Chairman and Co-Chief Executive Officer of Citigroup Inc. effective as of April 18, 2000. Citigroup is the parent company of Salomon Smith Barney Inc., one of the underwriters.

                                 LEGAL MATTERS

    Wachtell, Lipton, Rosen & Katz, New York, New York will pass upon the validity of our common stock being sold in this offering and other legal matters for us. Cravath, Swaine & Moore, New York, New York will pass upon a number of legal matters relating to this offering for the underwriters. Each of these firms has in the past represented and continues to represent one or more of the underwriters and Wachtell, Lipton, Rosen & Katz has in the past represented old Monsanto on a regular basis and in a variety of matters other than this offering.

                                    EXPERTS

    The combined financial statements of the Monsanto Company Agricultural Business as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The statement of financial position of Monsanto Company as of February 9, 2000 included in this prospectus has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    With respect to the unaudited interim financial information of the Monsanto Company Agricultural Business as of June 30, 2000 and for the six month periods ended June 30, 2000 and 1999, and the pro forma condensed combined statement of financial position of Monsanto Ag as of June 30, 2000 and the related pro forma condensed combined statement of income for the six months then ended, which are included herein, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for reviews of such information. However, as stated in their reports included in this Registration Statement on Form S-1 included herein, they did not audit and they do not express an opinion on that interim financial information and pro forma financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information and pro forma financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

    The pro forma condensed combined statement of income of the Monsanto Company Agricultural Business for the year ended December 31, 1999 included in this prospectus has been examined by Deloitte & Touche LLP, independent public accountants, as stated in their report appearing herein, and has been so included in reliance upon such firm given upon their authority as experts in giving such reports.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to that registration statement. For further information with respect to us and our common stock, we refer you to this registration statement and its exhibits and schedules. With respect to statements contained in this prospectus as to the contents of any contract or other document reference is made to the copy of that contract or document filed as an exhibit to the registration statement, each of these statements being qualified in all respects by that reference. You may read and copy the registration statement, including exhibits to the registration statement, at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet site at HTTP://WWW.SEC.GOV.

    Upon completion of this offering, we will be subject to the informational requirements of the Securities Exchange Act and, in accordance with those requirements, will file reports, proxy and information statements with the SEC. You may inspect and copy these reports, proxy and information statements and other information at the addresses set forth above.

    We intend to furnish to our stockholders our annual reports containing combined financial statements audited by our independent auditors and quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
MONSANTO COMPANY AGRICULTURAL BUSINESS

Unaudited Interim Combined Financial Statements:
Independent Accountants' Report..........................................   F-2
Statement of Combined Income for the six months ended June 30, 2000 and
 1999....................................................................   F-3
Statement of Combined Financial Position as of June 30, 2000 and December
 31, 1999................................................................   F-4
Statement of Combined Cash Flows for the six months ended June 30, 2000
 and 1999................................................................   F-5
Notes to Unaudited Interim Combined Financial Statements.................   F-6


Audited Combined Financial Statements:
Independent Auditors' Report.............................................  F-10
Statement of Combined Income (Loss) for the years ended December 31,
 1999, 1998, and 1997....................................................  F-11
Statement of Combined Financial Position as of December 31, 1999 and
 1998....................................................................  F-12
Statement of Combined Cash Flows for the years ended December 31, 1999,
 1998, and 1997..........................................................  F-13
Statement of Combined Equity for the years ended December 31, 1999, 1998, and 1997................................................................  F-14
Statement of Combined Comprehensive Income (Loss) for the years ended
 December 31, 1999, 1998, and 1997.......................................  F-14
Notes to Combined Financial Statements...................................  F-15


MONSANTO COMPANY
Independent Auditors' Report.............................................  F-40
Statement of Financial Position as of June 30, 2000 and
 February 9, 2000 .......................................................  F-41
Notes to Statement of Financial Position.................................  F-42

                        INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of Monsanto Company:

    We have reviewed the accompanying statement of combined financial position of the Monsanto Company Agricultural Business ("Monsanto Ag") as of June 30, 2000, and the related combined statements of income and cash flows for the six-month periods ended June 30, 2000 and 1999. These financial statements are the responsibility of Monsanto Company's management.

    We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

    Based on our review, we are not aware of any material modifications that should be made to such combined financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

    We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the statement of combined financial position of Monsanto Ag as of December 31, 1999, and the related statements of combined income, cash flows, equity, and comprehensive loss for the year then ended; and in our report dated March 22, 2000, except as to Notes 14 and 19 as to which the date is August 7, 2000, we expressed an unqualified opinion on those combined financial statements. In our opinion, the information set forth in the accompanying statement of combined financial position as of December 31, 1999 is fairly stated, in all material respects, in relation to the statement of combined financial position from which it has been derived.

                                          /s/ DELOITTE & TOUCHE LLP

                                          St. Louis, Missouri
                                          August 14, 2000

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

                          STATEMENT OF COMBINED INCOME
                                 (IN MILLIONS)
                                  (UNAUDITED)

                                                                  SIX MONTHS
                                                                     ENDED
                                                                   JUNE 30,
                                                                 --------------
                                                                  2000    1999
                                                                 ------  ------
NET SALES....................................................... $3,290  $3,136
Cost of goods sold..............................................  1,486   1,383
                                                                 ------  ------
GROSS PROFIT....................................................  1,804   1,753
                                                                 ------  ------
OPERATING EXPENSES:
  Selling, general and administrative expenses..................    688     603
  Research and development expenses.............................    291     338
  Amortization and adjustments of goodwill......................    149      66
  Restructuring and other unusual items.........................     41     --
                                                                 ------  ------
Total operating expenses........................................  1,169   1,007
INCOME FROM OPERATIONS..........................................    635     746
Interest expense (net of interest income of $15 and $10
 in 2000 and 1999, respectively)................................   (128)   (136)
Other expense--net..............................................    (28)    (29)
                                                                 ------  ------
INCOME BEFORE INCOME TAXES......................................    479     581
Income tax provision............................................   (210)   (212)
                                                                 ------  ------
NET INCOME...................................................... $  269  $  369
                                                                 ======  ======


   The accompanying notes are an integral part of these financial statements.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS
                    STATEMENT OF COMBINED FINANCIAL POSITION
                                 (IN MILLIONS)

                                                         AS OF       AS OF
                                                       JUNE 30,   DECEMBER 31,
                                                         2000         1999
                                                      ----------- ------------
                                                      (UNAUDITED)
ASSETS
------
Current Assets:
 Cash and cash equivalents...........................   $    41     $    26
 Trade receivables (net of allowances of $163 in 2000
  and $151 in 1999)..................................     3,485       2,028
 Miscellaneous receivables...........................       216         350
 Deferred tax asset..................................       152         130
 Inventories.........................................     1,222       1,440
 Other current assets................................       105          53
                                                        -------     -------
  TOTAL CURRENT ASSETS...............................     5,221       4,027
                                                        -------     -------
Property, Plant and Equipment:
 Land................................................        73          82
 Buildings...........................................       795         708
 Machinery and equipment.............................     2,448       2,187
 Computer software...................................       167         155
 Construction in progress............................       799         726
                                                        -------     -------
Total property, plant and equipment..................     4,282       3,858
Less accumulated depreciation........................     1,697       1,639
                                                        -------     -------
Net Property, Plant and Equipment....................     2,585       2,219
                                                        -------     -------
Goodwill (net of accumulated amortization of $233 in
 2000 and $183 in 1999)..............................     2,918       3,081
Other Intangible Assets (net of accumulated
 amortization of $450 in 2000 and $362 in 1999)......       859         935
Other Assets.........................................       768         839
                                                        -------     -------
  TOTAL ASSETS.......................................   $12,351     $11,101
                                                        =======     =======
LIABILITIES AND EQUITY
----------------------
Current Liabilities:
 Short-term debt of Parent Attributable to Monsanto
  Ag.................................................   $ 1,912     $    89
 Accounts payable....................................       332         466
 Accrued compensation and benefits...................       141         147
 Restructuring reserves..............................        37          26
 Accrued marketing programs..........................       452         256
 Miscellaneous short-term accruals...................       430         720
                                                        -------     -------
  TOTAL CURRENT LIABILITIES..........................     3,304       1,704
                                                        -------     -------
Long-Term Debt of Parent Attributable to Monsanto
 Ag..................................................     3,645       4,278
Other Liabilities....................................       459         474
Commitments and Contingencies (Note 4)
Equity:
 Accumulated other comprehensive loss................      (324)       (281)
 Parent company's net investment.....................     5,267       4,926
                                                        -------     -------
  TOTAL EQUITY.......................................     4,943       4,645
                                                        -------     -------
  TOTAL LIABILITIES AND EQUITY.......................   $12,351     $11,101
                                                        =======     =======

   The accompanying notes are an integral part of these financial statements.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

                        STATEMENT OF COMBINED CASH FLOWS
                                 (IN MILLIONS)
                                  (UNAUDITED)

                                                               SIX MONTHS
                                                                  ENDED
                                                                JUNE 30,
                                                             ----------------
                                                              2000     1999
                                                             -------  -------
OPERATING ACTIVITIES:
Income before income taxes.................................. $   479  $   581
Adjustments to reconcile to Cash Provided by (Used in)
 Operations:
 Items that did not use (provide) cash:
  Depreciation and amortization.............................     275      251
  Restructuring and other unusual items.....................     157      --
 Working capital changes that provided (used) cash:
  Trade receivables.........................................  (1,457)  (1,164)
  Inventories...............................................     186      229
  Accounts payable and accrued liabilities..................    (450)    (204)
  Other.....................................................      46      --
 Brazil currency devaluation................................     --      (223)
 Other items................................................     (58)      (6)
                                                             -------  -------
NET CASH (USED IN) OPERATIONS...............................    (822)    (536)
                                                             -------  -------
INVESTING ACTIVITIES:
Property, plant and equipment purchases.....................    (325)    (263)
Acquisitions and investments................................     (99)     (58)
Investment and property disposal proceeds...................     --        31
                                                             -------  -------
NET CASH (USED IN) INVESTING ACTIVITIES.....................    (424)    (290)
                                                             -------  -------
FINANCING ACTIVITIES:
Net change in short-term financing..........................   1,823      589
Long-term debt proceeds.....................................     --       306
Long-term debt reductions...................................    (633)     --
Net transactions with parent................................      71      (58)
                                                             -------  -------
NET CASH PROVIDED BY FINANCING ACTIVITIES...................   1,261      837
                                                             -------  -------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................      15       11
CASH AND CASH EQUIVALENTS:
 Beginning of year..........................................      26       37
                                                             -------  -------
 End of period.............................................. $    41  $    48
                                                             =======  =======

The effect of exchange rate changes on cash and cash equivalents was not material.

   The accompanying notes are an integral part of these financial statements.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

            NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

 BASIS OF PRESENTATION

    These financial statements should be read in conjunction with the Basis of Presentation and Significant Accounting Policies as set forth in Notes 1 and 2, respectively, to the Combined Financial Statements of Monsanto Company Agricultural Business ("Monsanto Ag") as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, included elsewhere in this document.

    The accompanying unaudited interim combined financial statements reflect all adjustments which in the opinion of management are necessary to present fairly the financial position, results of operations and cash flows for the interim periods reported. Such adjustments are of a normal, recurring nature. Financial information for the first six months of 2000 should not be annualized. Monsanto Ag has historically generated the majority of its sales during the first half of the year, primarily because of the concentration of sales due to the timing of the planting and growing season. As a result, during 1999 and 1998 all of Monsanto Ag's operating income was generated in the first half of the year and operating losses were incurred in the second half of the year. See Note 17 of Notes to Combined Financial Statements. Consistent with this, cash used in operations has historically been higher during the first half of the year which has resulted in higher borrowings than at year end.

    On February 9, 2000, a newly formed, wholly owned subsidiary of Pharmacia Corporation ("Pharmacia") was incorporated in Delaware as the successor to Monsanto Ag. The new subsidiary was renamed Monsanto Company effective March 31, 2000. This "new" Monsanto Company was established for the purpose of receiving the assets and liabilities of Monsanto Ag that are expected to be contributed to it.

NOTE 2: NEW ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives should be recognized in either Net Income or Other Comprehensive Income, depending on the designated purpose of the derivative. This statement will be effective for Monsanto Ag on January 1, 2001. Monsanto Ag is currently determining the impact this statement will have on its financial position and results of operations.

    In December 1999, the Staff of the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance related to revenue recognition. SAB 101 allows companies to report any changes in revenue recognition related to adoption of its provisions as an accounting change at the time of implementation. Companies must adopt SAB 101 no later than the fourth quarter of 2000, effective as of January 1, 2000. Monsanto Ag is currently determining the impact this statement will have on its financial position and results of operations. Prior to the March 31, 2000 merger, old Monsanto had effected an accounting change with respect to SAB No. 101 in response to a specific dialogue with the SEC related to the sale of certain agency rights. The financial statements of Monsanto Ag have been retroactively adjusted to record the $32 million proceeds from the sale over 20 years.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

NOTE 3: INVENTORY

    Components of inventories were:

                                                           JUNE 30, DECEMBER 31,
                                                             2000       1999
                                                           -------- ------------
                                                               (IN MILLIONS)
     Finished goods.......................................  $  603     $  705
     Goods in process.....................................     319        412
     Raw materials and supplies...........................     335        346
                                                            ------     ------
     Inventories, at FIFO cost............................   1,257      1,463
     Excess of FIFO over LIFO cost........................     (35)       (23)
                                                            ------     ------
     Total................................................  $1,222     $1,440
                                                            ======     ======

NOTE 4:  COMMITMENTS AND CONTINGENCIES

    Pharmacia is a party to a number of lawsuits and claims relating to Monsanto Ag, for which Monsanto Company will assume responsibility effective on the separation date and which Pharmacia and Monsanto Ag are vigorously defending. Such matters arise out of the normal course of business and relate to a variety of issues. Certain of the lawsuits and claims seek damages in very large amounts. Although the results of litigation cannot be predicted with certainty, it is Pharmacia and Monsanto Ag managements' belief that the final outcome of such litigation will not have a material adverse effect on Monsanto Ag's financial position, profitability or liquidity.

    In April 1999, a jury verdict was returned against DEKALB (which became a wholly owned subsidiary of old Monsanto during December 1998), in a lawsuit filed in U.S. District Court in North Carolina. The lawsuit was brought by Aventis CropScience S.A. (formerly Rhone Poulenc Agrochimie S.A.) ("Aventis"), claiming that a 1994 license agreement was induced by fraud stemming from DEKALB's nondisclosure of relevant information and that DEKALB did not have the right to license, make or sell products using Aventis's technology for glyphosate resistance under this agreement. The jury awarded Aventis $15 million in actual damages for unjust enrichment and $50 million in punitive damages. DEKALB has appealed this verdict, believes it has meritorious grounds to overturn the verdict and intends to vigorously pursue all available means to have the verdict overturned. No provision has been made in Monsanto Ag's combined financial statements with respect to the award for punitive damages.

NOTE 5: COMPREHENSIVE INCOME

    Comprehensive Income was $226 million and $118 million for the six months ended June 30, 2000 and 1999, respectively.

NOTE 6: SEGMENT AND GEOGRAPHIC DATA

    Monsanto Ag manages its business in two segments: Agricultural Productivity, and Seeds and Genomics. The Agricultural Productivity segment consists of the crop protection products, animal agriculture and environmental technologies business lines. The Seeds and Genomics segment is comprised of the global seeds and related traits businesses and genetic technology platforms. Sales between segments were not significant.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

                                                                SEEDS
                                                  AGRICULTURAL   AND
                                                  PRODUCTIVITY GENOMICS  TOTAL
                                                  ------------ -------- -------
                                                          (IN MILLIONS)
     FOR THE SIX MONTHS ENDED JUNE 30
     Sales
       2000......................................    $2,294     $  996  $ 3,290
       1999......................................     2,100      1,036    3,136

     Earnings (loss) before interest and taxes
       2000......................................    $  803     $ (196) $   607
       1999......................................       706         11      717

     AS OF JUNE 30
     Total Assets
       2000......................................    $6,480     $5,871  $12,351

NOTE 7: RESTRUCTURING AND UNUSUAL ITEMS

    In the first half of 2000, Monsanto Ag recorded a net pretax charge of $157 million to operating expenses primarily associated with its plan to focus on key projects, including the elimination of certain research and development programs. Additionally, Monsanto Ag decided to realign its commercial and administrative operations in Western Europe and the Commonwealth of Independent States. The plan encompassed a decision to more stringently focus on the four key crops of corn, soybeans, wheat and cotton and included the elimination of food and biotech research programs, including laureate oil and wheat quality programs. In conjunction with the elimination of these projects, inventories and intangible assets (including goodwill, product rights and licensed technologies) were written off.

    In total, the net charge of $157 million was comprised of asset impairments of $129 million, workforce reduction costs of $31 million and other exit costs of $1 million, net of prior restructuring reserve reversals of $4 million. The costs were recorded in the Statement of Income (Loss) as cost of goods sold of $32 million, amortization of goodwill of $84 million and restructuring expense of $41 million. The asset impairments consisted of $32 million for laureate oil inventories, $86 million for intangible assets, and $11 million for equipment write-offs.

    The workforce reduction charge reflected involuntary employee separation costs for 375 employees worldwide and included charges of $18 million for positions in administration, and $13 million for positions in research and development. The affected employees are entitled to receive severance benefits pursuant to established severance policies or by governmentally mandated labor regulations. As of June 30, 2000, none of the planned employee terminations were completed. The other exit costs included expenses associated with contract terminations and equipment dismantling. As of June 30, 2000, none of these costs had been paid. The company expects the employee reductions, asset dispositions and other exit activities to be completed by June 2001. Payments to complete the remaining restructuring actions will be funded from operations and are not expected to significantly impact Monsanto's liquidity.

                    MONSANTO COMPANY AGRICULTURAL BUSINESS

    The costs were recorded in the Combined Statement of Income in the following categories:

                                                   UNUSUAL RESTRUCTURING
                                                   CHARGES   REVERSALS   TOTAL
                                                   ------- ------------- -----
                                                           (IN MILLIONS)
Cost of goods sold................................  $ (32)     $--       $ (32)
Amortization and adjustment of goodwill...........    (84)      --         (84)
Restructuring and other unusual items.............    (45)        4        (41)
                                                    -----      ----      -----
Income (loss) before income taxes.................  $(161)     $  4      $(157)
                                                    =====      ====      =====

    Activities related to restructuring and other actions for the six months ended June 30, 2000 were as follows:

                                          WORKFORCE  FACILITY    ASSET
RESTRUCTURING & UNUSUAL ITEMS:            REDUCTIONS CLOSURES IMPAIRMENTS TOTAL
------------------------------            ---------- -------- ----------- -----
                                                      (IN MILLIONS)
January 1, 2000 Reserve Balance.........     $ 24      $ 2       $--      $ 26

Costs charged against reserves..........      (15)      (2)       --       (17)

Reversal of reserves related to pre-1998
 plans..................................       (4)     --         --        (4)

Addition for 2000 actions...............       31        1        129      161

Reclassification of reserves to other
 balance sheet accounts:                      --       --
  Inventories...........................      --       --         (32)     (32)
  Property..............................      --       --         (11)     (11)
  Goodwill..............................      --       --         (84)     (84)
  Other intangible assets...............      --       --          (2)      (2)
                                             ----      ---       ----     ----

June 30, 2000 Reserve Balance...........     $ 36      $ 1       $--      $ 37
                                             ====      ===       ====     ====

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
MONSANTO COMPANY:

    We have audited the accompanying statement of combined financial position of the Monsanto Company Agricultural Business ("Monsanto Ag") as of December 31, 1999 and 1998, and the related statements of combined income (loss), cash flows, equity and comprehensive income (loss) for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of Monsanto Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Monsanto Ag as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri
March 22, 2000, except as to Notes 14 and 19
as to which the date is August 7, 2000

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

                      STATEMENT OF COMBINED INCOME (LOSS)
                                 (IN MILLIONS)

                                                       YEAR ENDED DECEMBER
                                                               31,
                                                       ----------------------
                                                        1999    1998    1997
                                                       ------  ------  ------
NET SALES............................................. $5,248  $4,448  $3,673
Cost of goods sold....................................  2,556   2,149   1,729
                                                       ------  ------  ------
GROSS PROFIT..........................................  2,692   2,299   1,944
                                                       ------  ------  ------
OPERATING EXPENSES:
  Selling, general and administrative expenses........  1,237   1,135     869
  Research and development expenses...................    695     536     409
  Acquired in-process research and development........    --      402     633
  Amortization and adjustments of goodwill............    128      77      20
  Restructuring and other unusual items...............     22      94     --
                                                       ------  ------  ------
Total operating expenses..............................  2,082   2,244   1,931
INCOME FROM OPERATIONS................................    610      55      13
Interest expense (net of interest income of $26, $27
 and $28 in 1999, 1998 and 1997, respectively)........   (243)    (94)    (20)
Other (expense) income--net...........................   (104)    (21)      8
                                                       ------  ------  ------
INCOME (LOSS) BEFORE INCOME TAXES.....................    263     (60)      1
Income tax (provision) benefit........................   (113)    (65)     30
                                                       ------  ------  ------
NET INCOME (LOSS)..................................... $  150  $ (125) $   31
                                                       ======  ======  ======


   The accompanying notes are an integral part of these financial statements.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

                    STATEMENT OF COMBINED FINANCIAL POSITION
                                 (IN MILLIONS)

                                                          AS OF DECEMBER 31,
                                                          --------------------
                                                            1999       1998
                                                          ---------  ---------
ASSETS
------
Current Assets:
 Cash and cash equivalents..............................  $      26  $      37
 Trade receivables (net of allowances of $151 in 1999
  and $83 in 1998)......................................      2,028      1,649
 Miscellaneous receivables..............................        350        390
 Deferred tax assets....................................        130        212
 Inventories............................................      1,440      1,400
 Other current assets...................................         53         60
                                                          ---------  ---------
  TOTAL CURRENT ASSETS..................................      4,027      3,748
                                                          ---------  ---------
Property, Plant and Equipment:
 Land...................................................         82         86
 Buildings..............................................        708        573
 Machinery and equipment................................      2,187      2,083
 Computer software......................................        155         94
 Construction in progress...............................        726        479
                                                          ---------  ---------
Total property, plant and equipment.....................      3,858      3,315
Less accumulated depreciation...........................      1,639      1,466
                                                          ---------  ---------
Net Property, Plant and Equipment.......................      2,219      1,849
                                                          ---------  ---------
Goodwill (net of accumulated amortization of $183 in
 1999 and $64 in 1998)..................................      3,081      3,586
Other Intangible Assets (net of accumulated amortization
 of $362 in 1999 and $194 in 1998)......................        935        976
Other Assets............................................        839        732
                                                          ---------  ---------
  TOTAL ASSETS..........................................  $  11,101  $  10,891
                                                          =========  =========
LIABILITIES AND EQUITY
----------------------
Current Liabilities:
 Short-term debt of Parent Attributable to Monsanto Ag..  $      89  $     322
 Accounts payable.......................................        466        572
 Accrued compensation and benefits......................        147        121
 Restructuring reserves.................................         26         84
 Accrued marketing programs.............................        256        200
 Miscellaneous short-term accruals......................        720        570
                                                          ---------  ---------
  TOTAL CURRENT LIABILITIES.............................      1,704      1,869
                                                          ---------  ---------
Long-Term Debt of Parent Attributable to Monsanto Ag....      4,278      4,388
Other Liabilities.......................................        474        509
Commitments and Contingencies (see Note 14)
Equity:
 Accumulated other comprehensive loss...................       (281)       (24)
 Parent company's net investment........................      4,926      4,149
                                                          ---------  ---------
  TOTAL EQUITY..........................................      4,645      4,125
                                                          ---------  ---------
  TOTAL LIABILITIES AND EQUITY..........................  $  11,101  $  10,891
                                                          =========  =========

   The accompanying notes are an integral part of these financial statements.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

                        STATEMENT OF COMBINED CASH FLOWS
                                 (IN MILLIONS)

                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                      -----------------------
                                                      1999    1998     1997
                                                      -----  -------  -------
OPERATING ACTIVITIES:
Income (loss) before income taxes.................... $ 263  $   (60) $     1
Adjustments to reconcile to Cash Provided by (Used
 in) Operations:
 Items that did not use (provide) cash:
  Depreciation and amortization......................   547      368      245
  Acquired in-process research and development
   expense...........................................   --       402      633
  Restructuring and other unusual items..............    50      202      --
 Working capital changes that provided (used) cash:
  Trade receivables..................................  (370)    (578)     (75)
  Inventories........................................   (35)    (139)     (42)
  Accounts payable and accrued liabilities...........  (108)    (779)    (339)
  Other..............................................   (29)      27     (164)
 Brazil currency devaluation.........................  (223)     --       --
 Other items.........................................    25       29      (11)
                                                      -----  -------  -------
NET CASH PROVIDED BY (USED IN) OPERATIONS............   120     (528)     248
                                                      -----  -------  -------
INVESTING ACTIVITIES:
Property, plant and equipment purchases..............  (632)    (432)    (298)
Acquisitions and investments.........................  (108)  (4,112)  (1,598)
Investment and property disposal proceeds............   325      --        18
                                                      -----  -------  -------
NET CASH (USED IN) INVESTING ACTIVITIES..............  (415)  (4,544)  (1,878)
                                                      -----  -------  -------
FINANCING ACTIVITIES:
Net change in short-term financing...................  (233)     (69)     390
Long-term debt proceeds..............................   --     3,276    1,000
Long-term debt reductions............................  (110)     --       --
Net transactions with parent.........................   627    1,866      191
                                                      -----  -------  -------
NET CASH PROVIDED BY FINANCING ACTIVITIES............   284    5,073    1,581
                                                      -----  -------  -------
NET (DECREASE) INCREASE IN CASH AND CASH
 EQUIVALENTS.........................................   (11)       1      (49)
CASH AND CASH EQUIVALENTS:
 Beginning of year...................................    37       36       85
                                                      -----  -------  -------
 End of year......................................... $  26  $    37  $    36
                                                      =====  =======  =======

The effect of exchange rate changes on cash and cash equivalents was not material.


   The accompanying notes are an integral part of these financial statements.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

                          STATEMENT OF COMBINED EQUITY
                                 (IN MILLIONS)

                                                    YEAR ENDED DECEMBER 31,
                                                    -------------------------
                                                     1999     1998     1997
                                                    -------  -------  -------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
ACCUMULATED CURRENCY ADJUSTMENT:
Balance at January 1,.............................. $   (43) $   (35) $     7
Translation adjustment.............................    (250)      (8)     (42)
                                                    -------  -------  -------
BALANCE AT DECEMBER 31,............................    (293)     (43)     (35)
                                                    -------  -------  -------
UNREALIZED NET GAINS ON INVESTMENTS:
Balance at January 1,..............................      19       13       16
Unrealized gains (losses) on investments...........      (7)       6       (3)
                                                    -------  -------  -------
BALANCE AT DECEMBER 31,............................      12       19       13
                                                    -------  -------  -------
Total accumulated other comprehensive income
 (loss)............................................    (281)     (24)     (22)
                                                    -------  -------  -------
PARENT COMPANY'S NET INVESTMENT:
Balance at January 1,..............................   4,149    2,408    2,186
Net income (loss)..................................     150     (125)      31
Net transactions with parent.......................     627    1,866      191
                                                    -------  -------  -------
BALANCE AT DECEMBER 31,............................   4,926    4,149    2,408
                                                    -------  -------  -------
TOTAL EQUITY--
BALANCE AT DECEMBER 31,............................ $ 4,645   $4,125  $ 2,386
                                                    =======  =======  =======

               STATEMENT OF COMBINED COMPREHENSIVE INCOME (LOSS)
                                 (IN MILLIONS)

                                                    YEAR ENDED DECEMBER 31,
                                                    -------------------------
                                                     1999     1998     1997
                                                    -------  -------  -------
NET INCOME (LOSS).................................. $   150  $  (125) $    31
                                                    -------  -------  -------
Other Comprehensive (Loss) Income:
  Foreign currency translation adjustments.........    (250)      (8)     (42)
  Unrealized net holding (losses) gains
   before tax......................................     (11)      10       (5)
  Related income tax (provision) benefit...........       4       (4)       2
                                                    -------  -------  -------
Total other comprehensive (loss)...................    (257)      (2)     (45)
                                                    -------  -------  -------
TOTAL COMPREHENSIVE (LOSS)......................... $  (107) $  (127) $   (14)
                                                    =======  =======  =======



   The accompanying notes are an integral part of these financial statements.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1: BACKGROUND AND BASIS OF PRESENTATION

    On December 19, 1999, Monsanto Company and Pharmacia & Upjohn, Inc. announced that they had entered into a definitive agreement to combine in a merger of equals transaction, with the combined entity following the merger being renamed "Pharmacia Corporation." Monsanto Company prior to the merger is hereinafter referred to as "old Monsanto," and Pharmacia Corporation subsequent to the merger is hereinafter referred to as "Pharmacia." On December 19, 1999, old Monsanto and Pharmacia & Upjohn, Inc. announced a plan to create a wholly owned subsidiary, to be named Monsanto Company, and to offer up to 19.9% of Monsanto Company in an initial public offering. On February 9, 2000 a newly formed, wholly owned subsidiary of Pharmacia Corporation was incorporated in Delaware as the successor to Monsanto Ag. This "new" Monsanto Company was established for the purpose of receiving the assets and liabilities of Monsanto Ag that are expected to be contributed to it. Upon completion of Monsanto Company's initial public offering, Pharmacia will own at least 80.1% of Monsanto Company's outstanding common stock. Monsanto Company will be comprised of the former Agricultural Products Segment of Pharmacia and certain smaller research and business operations. These operations are referred to herein as Monsanto Company Agricultural Business ("Monsanto Ag"), a division of Pharmacia Corporation and the predecessor to Monsanto Company. Monsanto Ag manages its business in two segments: Agricultural Productivity, and Seeds and Genomics. The Agricultural Productivity segment consists of the crop protection products, animal agriculture and environmental technologies business lines. The Seeds and Genomics segment is comprised of the global seeds and related traits business and genetic technology platforms.

    Monsanto Company and Pharmacia will enter into a separation agreement and other agreements that will provide for, among other things, the assets to be contributed to and the liabilities to be assumed by Monsanto Company. The accompanying combined financial statements have been prepared on a basis which reflects the historical assets, liabilities, operating results and cash flows of Monsanto Ag and have been prepared using old Monsanto's historical bases in such assets and liabilities, as well as old Monsanto's historical results of operations.

    Old Monsanto provided certain general and administrative services to Monsanto Ag, including finance, legal, treasury, information systems, public affairs, regulatory and human resources. Although it is not practicable to determine what the cost of these services would have been had Monsanto Ag operated on a stand-alone basis, these costs have been included in the combined financial statements and were allocated to Monsanto Ag based on methodologies that management believes to be reasonable. Costs associated with finance, information systems, and human resources were allocated based on the number of people in those functions assigned to support Monsanto Ag while public affairs, legal, and regulatory costs were driven by work effort and projects specific to the business. Treasury costs were allocated based on Monsanto Ag's sales as a percentage of total old Monsanto sales. The allocation methodologies followed in preparing the combined financial statements do not necessarily reflect what the results of operations, cash flow, or financial position would have been had Monsanto Ag been a separate stand-alone public entity. Following the completion of the initial public offering, Monsanto Company will be responsible for these general and administrative services using its own resources or purchased services (including those initially purchased from Pharmacia pursuant to the transition services agreement) and it will be responsible for the costs and expenses associated with the management of a public entity.

    As described in Notes 10, 11, 12 and 13, Monsanto Ag employees and retirees participate in various pension, health care, savings and other benefit plans. The costs related to those plans and

                     MONSANTO COMPANY AGRICULTURAL BUSINESS
attributable to Monsanto Ag are included in Monsanto Ag's combined financial statements generally based upon the percentage of Monsanto Ag's payroll costs to total old Monsanto payroll costs. In connection with the separation of Monsanto Company's businesses from Pharmacia, an employee benefit allocation agreement will be established to set forth benefit provisions following the separation.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

 BASIS OF COMBINATION

    The combined financial statements are presented on the basis of accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated. Other agricultural companies in which Pharmacia has a significant ownership interest (generally greater than 20%), and which are to be contributed to Monsanto Company, are included in "Other Assets" in the Statement of Combined Financial Position. Monsanto Ag's share of these companies' net earnings or losses is included in "Other (expense) income--net" in Monsanto Ag's Statement of Combined Income
(Loss).

 USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and that affect revenues and expenses during the period reported. Estimates are adjusted to reflect actual experience when necessary. Significant estimates and assumptions are used to account for restructuring reserves, environmental reserves, self-insurance reserves, employee benefit plans, asset impairments, in-process research and development, the allocation of corporate costs, business acquisitions and contingencies. Actual results may differ from these estimates and assumptions.

 REVENUE RECOGNITION

    Revenues are recognized when title to finished goods inventories is transferred and goods are delivered to customers. Where the right of return exists, sales revenues are reduced at the time of sale to reflect expected returns which are estimated based on historical experience. License revenues and revenues from the sale of product rights are recognized when the rights have been contractually conferred to the licensee or purchaser. Additional conditions for recognition of revenue are that the collection of sales proceeds is reasonably assured and that there are no further performance obligations under the sale or license agreement. Interest income from providing customers extended financing terms is included in revenues as earned, generally based upon the passage of time, with appropriate reductions for amounts whose collection is considered doubtful.

 INCOME TAXES

    Monsanto Ag's operating results historically have been included in the consolidated federal and state income tax returns filed by old Monsanto and its subsidiaries in various U.S. and ex-U.S. jurisdictions. Following completion of both the merger and the initial public offering described in Note 1, Monsanto Ag will continue to be included in the Pharmacia consolidated group for all taxable periods during which Pharmacia beneficially owns at least 80% of the total voting power and value of Monsanto Company's common stock. The tax provisions reflected in Monsanto Ag's Statement of Combined Income (Loss) have been computed as if Monsanto Ag were a separate company. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

 EARNINGS PER SHARE

    Historical earnings per share have not been presented as Monsanto Ag was wholly owned by Pharmacia, not a separate, legal entity and did not have capital shares.

 MARKETING AND ADVERTISING COSTS

    Marketing and advertising costs are expensed as incurred. Marketing program liabilities are accrued based upon specific performance criteria achieved by distributors, dealers and/or farmers, such as purchase volumes, promptness of payment and/or market share increases. The associated cost of marketing programs is recognized as a reduction of gross sales in the Statement of Combined Income (Loss).

 CASH AND CASH EQUIVALENTS

    All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents.

 SHORT-TERM INVESTMENTS

    Investments in debt securities are classified in the Statement of Combined Financial Position as either short-term (with maturities of greater than three months but less than one year) or long-term (with maturities beyond one year). Monsanto Ag also has investments in equity securities, all of which are considered to be available for sale and are classified as other non-current assets.

 FAIR VALUES OF FINANCIAL INSTRUMENTS

    The recorded amounts of cash, trade receivables, investments in securities, miscellaneous receivables, third-party guarantees, commodity futures contracts, accounts payable, and short-term debt approximate their fair values. Fair values are estimated by the use of quoted market prices, estimates obtained from brokers, and other appropriate valuation techniques based on information available at year-end. The fair value estimates do not necessarily reflect the values that could be realized in the current market.

 INVENTORY VALUATION

    Inventories are stated at the lower of cost or market. Actual cost is used to value raw materials and supplies. Standard cost, which approximates actual cost, is used to value finished goods and goods in process. Standard cost includes direct labor and raw materials, and manufacturing overhead based on practical capacity. The cost of certain inventories (approximately 51% as of December 31, 1999) is determined by using the last-in, first-out (LIFO) method, which generally reflects the effects of inflation or deflation on cost of goods sold sooner than other inventory cost methods do. The cost of other inventories generally is determined by the first-in, first-out (FIFO) method. Inventories at FIFO approximate current cost.

 GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill, the excess of cost over the fair value of net assets acquired, is being amortized using the straight-line method over various periods not exceeding 40 years. Monsanto Ag periodically reviews goodwill to evaluate whether changes have occurred that would suggest that goodwill may be impaired based on the estimated undiscounted cash flows of the assets acquired over the

                     MONSANTO COMPANY AGRICULTURAL BUSINESS
remaining amortization period. If this review indicates that the remaining estimated useful life of goodwill requires revision or that the goodwill is not recoverable, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis. Trademarks that are included in other intangible assets are assessed for impairment whenever events indicate a possible loss. Such assessment involves a review of undiscounted cash flows over the remaining useful life of the trademark. If this review indicates that the remaining estimated useful life of the trademark requires revision, the carrying amount of the trademark is reduced by the estimated shortfall of cash flows on a discounted basis. Patents obtained in a business acquisition are recorded at the present value of estimated future cash flows resulting from patent ownership. The cost of patents is amortized over their remaining legal lives and the cost of other intangible assets (principally seed germplasm and product rights) is amortized over their estimated useful lives.

 PROPERTY, PLANT & EQUIPMENT

    Property, plant and equipment is recorded at cost. Additions and improvements are capitalized and include all material, labor, and engineering costs to design, install or improve the asset. Interest costs are also capitalized on significant construction projects. These costs are carried in Construction in progress until the asset is ready for its intended use, at which time the costs are transferred to Land, Buildings or Machinery and equipment. Routine repairs and maintenance are expensed as incurred. The cost of plant and equipment is depreciated over weighted-average periods of 18 years for buildings and 10 years for machinery and equipment using the straight-line method for financial reporting purposes. Long-lived assets are reviewed for impairment whenever conditions indicate a possible loss. Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset value is written down to its fair market value or using discounted cash flows, if fair market value is not readily determinable.

 ENVIRONMENTAL REMEDIATION LIABILITIES

    Monsanto Ag follows Statement of Position 96-1, "Environmental Remediation Liabilities," which provides guidance for recognizing, measuring and disclosing environmental remediation liabilities. Monsanto Ag accrues for these costs in the period in which responsibility is established and when costs are probable and reasonably estimable based on current law and existing technology. Post-closure and remediation costs for hazardous and other waste facilities at operating locations are accrued over the estimated life of the facility as part of its anticipated closure cost.

 FOREIGN CURRENCY

    The financial statements for most of Monsanto Ag's ex-U.S. operations are translated into U.S. dollars at current exchange rates, the year end rate for assets and liabilities and the average rate for the period for revenues, expenses, gains and losses. Unrealized currency adjustments in the Statement of Combined Financial Position are accumulated in equity as a component of Accumulated Other Comprehensive Loss. The financial statements of ex-U.S. operations in highly inflationary economies are translated at either current or historical exchange rates, as appropriate. These currency adjustments are included in net income.

    Currencies in which Monsanto Ag has significant exposures are the euro (which, as of January 1, 1999, replaced the Belgian franc, German mark, Italian lira, and eight other European currencies), Brazilian real, Argentine peso, and the U.K. pound sterling. Other currency exposures include the Japanese yen and the Canadian dollar. Currency restrictions are not expected to have a significant effect on Monsanto Ag's cash flow, liquidity, or capital resources.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

    Monsanto Ag designated Ecuador, Turkey, Russia, Romania, and Venezuela as hyperinflationary countries as of January 1, 1999. Monsanto Ag designated the Brazilian economy as non-hyperinflationary as of January 1, 1998, and established the Brazilian real as a functional currency.

 DERIVATIVE FINANCIAL INSTRUMENTS

    Monsanto Ag uses derivative financial instruments to limit its exposure arising from changes in commodity prices and participates in a foreign currency risk management program sponsored by Pharmacia. Monsanto Ag does not use derivative financial instruments for trading purposes, nor does it engage in commodity or interest rate speculation. Monsanto Ag monitors its underlying market risk exposures on an ongoing basis and believes that it can modify or adapt its hedging strategies as needed. Gains and losses on contracts that are designated and effective as hedges are deferred and are included in the recorded value of the transaction being hedged. Gains and losses on contracts that are not designated as and effective as hedges are included in net income immediately.

 RECLASSIFICATIONS

    Certain balances have been reclassified to conform with the June 30, 2000 financial statement presentation.

NOTE 3: NEW ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives should be recognized in either Net Income or Other Comprehensive Income, depending on the designated purpose of the derivative. This statement will be effective for Monsanto Ag on January 1, 2001. Monsanto Ag is currently determining the impact this statement will have on its financial position and results of operations.

    In December 1999, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements," which provides guidance related to revenue recognition. SAB 101 allows companies to report any changes in revenue recognition related to adoption of its provisions as an accounting change at the time of implementation. Companies must adopt SAB 101 no later than the fourth quarter of 2000, effective as of January 1, 2000. Monsanto Ag is currently determining the impact this statement will have on its financial position and results of operations. Prior to the March 31, 2000 merger, old Monsanto had effected an accounting change with respect to SAB No. 101 in response to a specific dialogue with the Securities and Exchange Commission related to the sale of certain agency rights. The financial statements of Monsanto Ag have been retroactively adjusted to recognize the $32 million of proceeds from the sale over 20 years.

NOTE 4: PRINCIPAL ACQUISITIONS, MERGERS AND DIVESTITURES

    On December 29, 1999, Monsanto Ag completed the sale of Stoneville Pedigreed Seed Company. Proceeds were $92 million, resulting in a pre-tax gain of $35 million.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

    On December 20, 1999, old Monsanto withdrew its filing for U.S. antitrust clearance of its proposed merger with Delta and Pine Land Company in light of the U.S. Department of Justice's unwillingness to approve the transaction on commercially reasonable terms. On January 3, 2000, Monsanto Ag paid Delta and Pine Land $80 million in cash, equal to the amount of a termination fee set forth in the merger agreement, plus reimbursement of $1 million in expenses. In addition, Monsanto Ag incurred $4 million of other expenses in 1999 related to the failed merger with Delta and Pine Land, resulting in a total charge of $85 million.

    On October 20, 1999, Monsanto Ag and Cargill, Incorporated ("Cargill") announced that they had reached an agreement that resolves outstanding issues related to Monsanto Ag's purchase of certain international seed operations of Cargill as discussed below. Under terms of the agreement, Cargill made a cash payment of $335 million, including $28 million for reimbursement of expenses incurred, to Monsanto Ag for the lost use of certain germplasm and for damages caused by the delay in integrating the acquired seed operations and for legal expenses. Additionally, Monsanto Ag and Pioneer Hi-Bred International, Inc. ("Pioneer") announced a resolution of the litigation between them stemming from Monsanto Ag's purchase of these Cargill international seed operations. Under terms of this agreement, Monsanto Ag was required to destroy genetic material derived from Pioneer's seed lines and pay damages to Pioneer of $42 million. As a result, the purchase price for certain international seed operations of Cargill was reduced by $307 million and a liability of $42 million was recorded. Monsanto Ag also recorded $28 million in the 1999 Statement of Combined Income (Loss) as a reduction of incremental costs incurred.

    In 1998, Monsanto Ag made strategic acquisitions of several seed companies. In July 1998, Monsanto Ag acquired Plant Breeding International Cambridge Limited ("Plant Breeding International") for approximately $525 million. In October 1998, Monsanto Ag announced the acquisition of certain international seed operations of Cargill in Asia, Africa, Central and South America, and Europe, excluding certain operations in the United Kingdom, for approximately $1.4 billion. In December 1998, Monsanto Ag completed its acquisition of DEKALB Genetics Corporation ("DEKALB") for approximately $2.3 billion. Monsanto Ag accounted for these acquisitions as purchases. Monsanto Ag's final purchase price allocations for the principal acquisitions made during 1998 were to goodwill, $2,686 million; germplasm and core technology, $505 million; trademarks, $222 million; in-process research and development, $402 million; exit costs and employee termination liabilities, ($64) million; inventories and other individually insignificant tangible assets and liabilities, $212 million. The final purchase price allocations were based on final valuation studies. The following pretax charges were recorded in 1998 for the write-off of acquired in-process research and development (R&D) related to these acquisitions: approximately $60 million for Plant Breeding International, approximately $150 million for DEKALB and approximately $190 million for certain Cargill international seed operations. Management believed that the technological feasibility of the acquired in-process R&D had not been established and that it had no alternative future uses. Accordingly, the amounts allocated to in-process R&D were required to be expensed immediately under accounting principles generally accepted in the United States.

    At the time of and in connection with the 1998 seed company acquisitions, Monsanto Ag established a plan to integrate the acquired businesses. Monsanto Ag is in the process of closing or rationalizing (consolidating, shutting down or moving facilities to achieve more efficient operations) certain assets or facilities and eliminating approximately 1,400 jobs, primarily in manufacturing and administrative functions, as part of this integration plan. Approximately 300 of these positions related to Monsanto Ag's existing seed operations and were therefore included in the December 1998 restructuring plan discussed in
Note 5. The costs related to 1,000 positions and the other actions

                     MONSANTO COMPANY AGRICULTURAL BUSINESS
were originally estimated to be $78 million, and were recognized as liabilities in 1998. As of December 31, 1999, over 900 positions had been eliminated at a cost of approximately $50 million. The remaining 200 positions (including an estimated 100 additional positions identified in 1999) are expected to be eliminated by the third quarter of 2000 at a cost of $14 million, which will complete the original plan. In addition, the original liability established in 1998 was reduced during 1999 by $14 million as a result of lower actual severance costs resulting in an adjustment to the final purchase price allocations to goodwill.

    In 1997, Monsanto Ag also acquired several other seed companies. In February 1997, Monsanto Ag completed its acquisition of the Asgrow Agronomics seed business for approximately $250 million. Monsanto Ag completed its acquisition of the remaining shares of Calgene Inc. that it did not already own for approximately $270 million during May 1997. In September 1997, Monsanto Ag completed the acquisitions of Holden's Foundation Seeds Inc. and Corn States Hybrid Services Inc. for approximately $1.0 billion, and in December 1997, Monsanto Ag acquired controlling interest in Sementes Agroceres S.A., a Brazilian seed company, for approximately $160 million. Monsanto Ag recorded the following pretax charges in 1997 for the write-off of acquired in-process research and development related to these acquisitions: approximately $102 million for Asgrow, approximately $21 million for Calgene, approximately $435 million for Holden's and Corn States and approximately $75 million for Agroceres.

    The in-process R&D charges for the 1998 and 1997 seed company acquisitions cover numerous seed breeding projects, no single one of which was significant, as is typical in the seed industry. These projects consist of conventional breeding programs for corn, wheat and other hybrids; conventional breeding for soybean varieties; and the development of transgenic crops. Successful commercialization of products developed through these projects is expected to occur five to nine years after program initiation. The in-process R&D projects were valued using a discounted cash flow method with risk-adjusted discount rates generally ranging from 12 percent to 20 percent, which took into account the stage of completion and the appropriate development cycle of each in-process R&D category. The in-process projects were at various stages of completion at the dates of acquisition. Revenues from the in-process R&D projects related to the 1997 acquisitions began in 1998, and revenues from the in-process R&D projects related to the 1998 acquisitions began in 1999. On average, a new seed technology is in the research process or developmental stage for approximately eight years before it is launched in a commercial product. Additionally, based on historical experience, Monsanto Ag assumed that approximately one eighth of the products in the in-process pipeline would be released or launched each year for the next eight years. From this information, a weighted-average percent complete was computed. The present value of future cash flows was then multiplied by the estimated percentage complete as of the valuation date to determine the value of the acquired in-process R&D.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

    The following unaudited pro forma condensed combined financial information combines the consolidated results of operations of Monsanto with those of Plant Breeding International, DEKALB, and certain Cargill operations as if these acquisitions had occurred at the beginning of each period presented:

                                                                   1998   1997
                                                                  ------ ------
                                                                  (IN MILLIONS)
   Sales......................................................... $5,146 $4,367
   Income (loss) from operations.................................    181   (217)


    The pro forma results give effect to certain purchase accounting adjustments, including additional amortization expense from goodwill and other identified intangible assets, and increased interest expense and additional shares outstanding related to debt and common stock issued to finance the acquisitions. Pro forma income from operations for 1998 excludes unusual aftertax charges of $371 million, primarily for the write-offs of in-process R&D related to these acquisitions of $351 million, and $20 million for the cancellation of stock options in exchange for cash related to the DEKALB acquisition. These charges were excluded because of their nonrecurring nature.

    This pro forma financial information is presented for comparative purposes only. It is not necessarily indicative of the operating results that actually would have occurred had the acquisitions occurred on the earliest day of the periods presented. In addition, these results are not intended to be a projection of future results. Pro forma income from operations for 1998 includes aftertax restructuring and special charges of $239 million. Pro forma loss from operations for 1997 includes aftertax unusual charges of $404 million related to in-process R&D.

NOTE 5: RESTRUCTURING AND UNUSUAL ITEMS

    In 1999, Monsanto Ag recorded a net pretax charge associated with restructuring and other unusual items of $101 million ($81 million aftertax) resulting from the failed merger between Monsanto Ag and Delta and Pine Land, combined with costs associated with the accelerated integration of agricultural chemical and seed operations. These charges were net of the reversal of restructuring liabilities established in 1998 and the gain on the sale of Stoneville Pedigreed Seed Company. The 1999 net unusual items were recorded in the Statement of Combined Income (Loss) in the following categories:

                                                    UNUSUAL RESTRUCTURING
                                                     ITEMS    REVERSALS   TOTAL
                                                    ------- ------------- -----
                                                           (IN MILLIONS)
   Cost of goods sold..............................  $ (20)     $ --      $(20)
   Amortization and adjustments of goodwill........     (8)       --        (8)
   Restructuring and other unusual items...........    (33)        11      (22)
   Other (expense) income--net.....................    (51)       --       (51)
                                                     -----      -----     ----
   Income (loss) before income taxes...............   (112)        11     (101)
   Income tax provision (benefit)..................     24         (4)      20
                                                     -----      -----     ----
   NET INCOME (LOSS) ..............................  $ (88)     $   7     $(81)
                                                     =====      =====     ====

    During 1999, Monsanto Ag recorded in "Other (expense) income--net" a one-time pretax charge of $85 million equal to the amount of a termination fee and other expenses associated with the failed merger between Monsanto Ag and Delta and Pine Land. Monsanto Ag also recorded a

                     MONSANTO COMPANY AGRICULTURAL BUSINESS
pretax charge of $61 million principally associated with the continued focus on improving operating efficiency through accelerated integration of its agricultural and seed operations ("the accelerated integration plan"). The charge of $61 million was comprised of facility shutdown charges of $39 million, workforce reduction costs of $12 million, and asset impairments of $10 million, and was recorded in the Statement of Combined Income (Loss) as cost of goods sold of $20 million, amortization of intangible assets of $8 million and restructuring expense of $33 million. The affected employees are entitled to receive severance benefits pursuant to established severance policies or by governmentally mandated labor regulations.

    The facility shutdown charges included $14 million for contractual research and other commitments, $9 million for intangible assets, $8 million for inventories, $6 million for leasehold termination costs, and $2 million for property, plant and equipment write-offs. During 1999, these actions resulted in cash payments of $2 million for contractual obligations and asset write-offs of $19 million. Commitments of $18 million resulting from these actions were reclassified to other liabilities.

    The workforce reduction charge reflected involuntary employee separation costs for 305 employees worldwide and included charges for positions in administration of $8 million and research and development of $4 million. As of December 31, 1999, 125 of the planned employee eliminations were completed; approximately 55 of these employees received cash severance payments totaling $2 million during 1999, and 70 employees elected deferred payments of $4 million which were paid in January 2000. At December 31, 1999, these deferred payments were classified in the Statement of Combined Financial Position as other liabilities. The remaining balance for employee severance related to 180 positions was $6 million at December 31, 1999. These employee reductions were completed by June 2000.

    Offsetting the restructuring and unusual items in 1999 was a pretax gain of $11 million from the reversal of restructuring reserves established in 1998. These restructuring reversals were principally required as a result of lower actual severance and facility shutdown costs than were originally estimated. In addition, Monsanto Ag recognized a pretax gain of $35 million for the sale of Stoneville Pedigreed Seed Company and miscellaneous other expense of $1 million which was recorded in "Other (expense) income--net".

    In 1998, Monsanto Ag recorded in-process research and development charges, net restructuring and other unusual items of $604 million ($504 million aftertax). The 1998 net restructuring and unusual items were recorded in the Statement of Combined Income (Loss) in the following categories:

                                 WORK FORCE FACILITY    ASSET
                                 REDUCTIONS CLOSURES IMPAIRMENTS OTHER   TOTAL
                                 ---------- -------- ----------- ------  -----
                                                (IN MILLIONS)
   Cost of goods sold..........     $--       $ (5)     $(43)    $  --   $ (48)
   Acquired in-process research
    and development............      --        --        --        (402)  (402)
   Amortization and
    adjustments of goodwill....      --         (1)      (38)       --     (39)
   Restructuring and other
    unusual items..............      (63)      (31)      --         --     (94)
   Other (expense) income--
    net........................      --        --         (1)       (20)   (21)
                                    ----      ----      ----     ------  -----
   (Loss) before income taxes..      (63)      (37)      (82)      (422)  (604)
   Income tax benefit..........       21        12        17         50    100
                                    ----      ----      ----     ------  -----
     Net (loss)................     $(42)     $(25)     $(65)     $(372) $(504)
                                    ====      ====      ====     ======  =====

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

    In December 1998, the old Monsanto's board of directors approved a plan to reduce costs and to integrate its acquired seed businesses. The plan included the closure of certain facilities, reductions in the current workforce and the sale from its tomato business. The plan provided for the elimination of approximately 710 jobs, primarily in manufacturing and administrative functions, by the end of 1999, at a total cost of $69 million. This amount included workforce reduction costs of $6 million related to 60 positions originally accrued as part of a restructuring plan approved in 1996. Those workforce reductions had been delayed principally as a result of a failed merger of old Monsanto with American Home Products Corporation; old Monsanto remained committed to accomplishing these workforce reductions and transferred the remaining accrual to the 1998 plan. The employees affected by the 1998 restructuring plan were entitled to receive severance benefits pursuant to established severance policies or by governmentally mandated labor regulations.

  The plan also included pretax amounts for asset impairments, primarily for property, plant and equipment, intangible assets and inventories, totaling $82 million. These asset impairments were recorded because of the decision to sell the tomato business. As a result, the net assets of this business were classified as assets held for sale and were carried at their net realizable value at December 31, 1998 based on estimated sale proceeds of approximately $33 million. This business was sold during the second quarter of 1999. It produced net income of $11 million in 1998 and a net loss of $5 million in 1997. The aftertax effect of suspending depreciation on assets held for sale was not material in 1999, 1998 or 1997.

    The December 1998 restructuring amounts also included pretax charges of $37 million for the shutdown or rationalization of certain production and administrative facilities. Rationalization entails the consolidation, shutdown or movement of facilities to achieve more efficient operations. Approximately 40 facilities, located primarily in the United States, Europe and Latin America, were impacted by these actions. Charges for these shutdowns included $17 million for property, plant and equipment, $1 million for intangible assets, and $4 million for inventories. Leasehold termination costs of $8 million and various facility closure costs of $7 million, principally for facilities shutdown costs and equipment dismantling are also included in the shutdown charges. The closure or rationalization of these facilities was completed by December 31, 1999. In addition, $9 million in facility shutdown payments were incurred in connection with the 1998 restructuring plan.

    Through December 31, 1999, cash payments of $39 million were made to eliminate approximately 460 positions. Employee severance payments of $8 million in connection with the elimination of 125 positions were deferred and paid in January 2000. Monsanto Ag also recorded pretax charges of $422 million relating to its 1998 seed company acquisitions, of which $402 million related to the write-off of in-process research and development and $20 million related to the cancellation of DEKALB stock options associated with that acquisition. For further discussion of these charges, see Note 4.

    As of December 31, 1999, the remaining reserve balance for employee severance related to approximately 45 positions was $10 million. Monsanto Ag expects these employee reductions to be completed by June 2000. An additional 80 positions originally contemplated in the plan were eliminated through attrition. Cash payments to complete the 1998 plan will be funded from operations and are not expected to significantly impact Monsanto Ag's liquidity.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

    Activity related to the 1999 accelerated integration plan, and the 1998 and 1996 restructuring plans and certain unusual items were as follows:

                                          WORK FORCE FACILITY    ASSET
                                          REDUCTIONS CLOSURES IMPAIRMENTS TOTAL
RESTRUCTURING & UNUSUAL ITEMS:            ---------- -------- ----------- -----
                                                      (IN MILLIONS)
January 1, 1997 Reserve Balance.........     $ 41     $   1      $ --     $ 42
Costs charged against reserves..........      (23)       (1)       --      (24)
                                             ----     -----      -----    ----
December 31, 1997 Reserve Balance.......     $ 18     $ --       $ --     $ 18
                                             ----     -----      -----    ----
Costs charged against reserves..........      (12)      --         --      (12)
1998 Restructuring & Unusual Items(1)...       63        37         82     182
Reclassification of reserves to other
 balance sheet accounts:
 Inventories............................      --         (4)       --       (4)
 Property...............................      --        (17)       (44)    (61)
 Intangible Assets......................      --         (1)       (38)    (39)
                                             ----     -----      -----    ----
December 31, 1998 Reserve Balance.......     $ 69     $  15      $ --     $ 84
                                             ----     -----      -----    ----
Addition for accelerated integration
 costs..................................       12        39         10      61
Costs charged against reserves:
 1998 Plan..............................      (39)       (9)       --      (48)
 Accelerated integration plan...........       (2)       (2)       --       (4)
Reversal of reserves related to 1998
 Plan...................................      (12)        1        --      (11)
Reclassification of reserves to other
 balance sheet accounts:
 1998 Plan--Other Assets................      --         (5)       --       (5)
 Accelerated integration plan:
  Inventories...........................      --         (8)       --       (8)
  Property..............................      --         (2)       (10)    (12)
  Intangible assets.....................      --         (9)       --       (9)
  Other liabilities.....................       (4)      (18)       --      (22)
                                             ----     -----      -----    ----
December 31, 1999 Reserve Balance.......     $ 24     $   2      $ --     $ 26
                                             ====     =====      =====    ====

--------
(1) Restructuring reserves recorded in 1998 did not include the charges for the cancellation of the DEKALB stock options and the write-off of acquired in-process research and development.

    As part of restructuring actions approved prior to 1998, Monsanto Ag reorganized its worldwide operations, closed a Canadian production facility and made final payments to complete contractual commitments as part of a United States production facility shutdown. These actions eliminated approximately 130 positions and were completed by December 31, 1998.

NOTE 6: INVENTORIES

    Components of inventories were:

                                                                  1999    1998
                                                                 ------  ------
                                                                 (IN MILLIONS)
   Finished goods............................................... $  705  $  867
   Goods in process.............................................    412     252
   Raw materials and supplies...................................    346     316
                                                                 ------  ------
   Inventories, at FIFO cost....................................  1,463   1,435
   Excess of FIFO over LIFO cost................................    (23)    (35)
                                                                 ------  ------
   TOTAL........................................................ $1,440  $1,400
                                                                 ======  ======

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

    Commodity futures and options contracts are used to hedge the price volatility of certain commodities, primarily soybeans and corn. This hedging activity is intended to manage the price paid to production growers for corn and soybean seeds. Gains and losses on contracts that are designated and effective as hedges are deferred in inventory and are included in cost of goods sold when the underlying seed products are sold. As of December 31, 1999, futures contracts to purchase $106 million of corn and soybeans were specifically attributable to Monsanto Ag. The excess of FIFO over LIFO cost decreased $12 million due to reduced inventory levels and lower average cost of inventory which favorably affected 1999 net income by $7 million.

NOTE 7: INVESTMENTS

    As of December 31, Monsanto Ag had investments in securities as follows:

                                                                       1999 1998
                                                                       ---- ----
                                                                          (IN
                                                                       MILLIONS)
   Aggregate fair value............................................... $54  $66
   Gross unrealized holding:
     Gains............................................................  22   31
     Losses...........................................................   2  --

NOTE 8: INCOME TAXES

    The components of income (loss) before income taxes were:

                                                              1999 1998   1997
                                                              ---- -----  -----
                                                               (IN MILLIONS)
   United States............................................. $198 $  44  $(171)
   Outside United States.....................................   65  (104)   172
                                                              ---- -----  -----
   TOTAL..................................................... $263 $ (60) $   1
                                                              ==== =====  =====

    The components of income tax provision (benefit) were:

                                                               1999  1998  1997
                                                               ----  ----  ----
                                                               (IN MILLIONS)
   Current:
     U.S. federal............................................. $ 14  $154  $ 92
     U.S. state...............................................    4    16     9
     Outside United States....................................   53    60    78
                                                               ----  ----  ----
                                                                 71   230   179
                                                               ----  ----  ----
   Deferred:
     U.S. federal.............................................   74   (68) (167)
     U.S. state...............................................    7    (7)  (17)
     Outside United States....................................  (39)  (90)  (25)
                                                               ----  ----  ----
                                                                 42  (165) (209)
                                                               ----  ----  ----
   TOTAL...................................................... $113  $ 65  $(30)
                                                               ====  ====  ====

                    MONSANTO COMPANY AGRICULTURAL BUSINESS

    Factors causing Monsanto Ag's income taxes to differ from the U.S. federal statutory rate were:

                                                              1999  1998  1997
                                                              ----  ----  ----
                                                              (IN MILLIONS)
   U.S. federal statutory rate............................... $ 92  $(21) $--
   U.S. export earnings......................................  (20)  (24)  (22)
   U.S. R&D tax credit.......................................   (6)   (5)  --
   Higher (lower) ex-U.S. rates..............................   (8)    8    (9)
   Nondeductible goodwill....................................   46    24     4
   Acquired in-process R&D...................................  --     71     7
   Equity loss (income)......................................  --      9    (2)
   State income taxes........................................    7     6    (5)
   Other.....................................................    2    (3)   (3)
                                                              ----  ----  ----
   INCOME TAXES.............................................. $113  $ 65  $(30)
                                                              ====  ====  ====

    Deferred income tax balances were related to:

                                                                     1999  1998
                                                                     ----  ----
                                                                        (IN
                                                                     MILLIONS)
   Employee fringe benefits......................................... $ 13  $ 75
   Restructuring reserves...........................................   10    29
   Inventory........................................................   14     3
   Net operating loss and tax credit carryforwards..................  305   133
   Intangibles......................................................  157   179
   Other............................................................  106   135
   Valuation allowance..............................................  (62)  --
                                                                     ----  ----
   TOTAL DEFERRED TAX ASSETS........................................ $543  $554
                                                                     ====  ====
   Property......................................................... $203  $163
   Other............................................................   12    21
                                                                     ----  ----
   TOTAL DEFERRED TAX LIABILITIES................................... $215  $184
                                                                     ====  ====
   NET DEFERRED TAX ASSETS.......................................... $328  $370
                                                                     ====  ====

    A $62 million valuation allowance was established in connection with operations in 1999 in Brazil. Monsanto Ag's management concluded that it was more likely than not that Monsanto Ag would not be able to realize a portion of deferred tax assets in Brazil. This valuation allowance had no effect on the 1999 effective tax rate because it was recorded in the parent company's net investment due to the fact that the losses related primarily to the effect of Brazil's currency devaluation on an intercompany loan not expected to be repaid in the foreseeable future. As of December 31, 1999, old Monsanto had available approximately $287 million in net operating loss carryforwards in the United States which were specifically attributable to Monsanto Ag. These expire from 2017 through 2019. As of December 31, 1999, old Monsanto also had available approximately $453 million in net operating loss carryforwards outside the United States specifically attributable to Monsanto Ag, the majority of which do not expire.

    Income taxes and remittance taxes have not been recorded on the undistributed earnings of foreign operations of Monsanto Ag, either because any taxes on dividends would be offset substantially by foreign tax credits or because Monsanto Ag intends to reinvest those earnings indefinitely. It is not practical to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

    The purpose of the above information is to show Monsanto Ag's current and deferred tax amounts as if it had been a separate company for the years 1999, 1998 and 1997. Monsanto Ag did not make any cash payments for taxes in these years since Monsanto Ag's operating results were included in the Pharmacia consolidated federal and state tax returns for those years (see Note 2).

NOTE 9: DEBT AND OTHER CREDIT ARRANGEMENTS

    The historical financial statements include the portion of old Monsanto's total debt specifically attributable to Monsanto Ag. The amounts included in Monsanto Ag's financial statements reflect borrowings of approximately $5.4 billion which were used to finance various seed business acquisitions during 1997 and 1998 (see Note 4). Each of the acquisitions was originally financed by borrowings of old Monsanto. Since the time the debt was incurred, approximately $991 million has been repaid by old Monsanto, primarily through the use of net proceeds received from the issuance of common stock in the fourth quarter of 1998 ($944 million).

    Short-term debt specifically attributable to Monsanto Ag at December 31 was:

                                                                    1999  1998
                                                                    ----  ----
                                                                       (IN
                                                                    MILLIONS)
   Notes payable to banks.........................................  $ 21  $276
   Bank overdrafts................................................    20     1
   Current portion of long-term debt..............................    48    45
                                                                    ----  ----
     Total........................................................  $ 89  $322
                                                                    ====  ====
   Weighted average interest rates of notes payable as of December
    31:
     Banks (1)....................................................  12.8%  8.3%

--------
(1) Includes the effect of notes in certain countries which have interest rates which are higher than those in the United States.

    Aggregate short-term loan facilities specifically attributable to Monsanto Ag as described above were $22 million at December 31, 1999, under which loans totaling $21 million were outstanding as of that date. Interest on these loans is related to various bank rates. A $1.0 billion credit facility, expiring in 2001, allowed old Monsanto to request that lenders increase their commitments up to an aggregate of $1.6 billion, and was also specifically attributable to Monsanto Ag. In August 1999, old Monsanto entered into a $1.5 billion, 364-day credit facility. There were no borrowings by old Monsanto or Monsanto Ag under these credit facilities as of December 31, 1999. These facilities are used to support the issuance of commercial paper. Covenants under these credit facilities restrict maximum borrowings.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

    Long-term debt (exclusive of current maturities) specifically attributable to Monsanto Ag at December 31 was:

                                                                   1999   1998
                                                                  ------ ------
                                                                  (IN MILLIONS)
   Commercial paper.............................................. $  605 $  668
   5 3/8% notes due 2001.........................................    500    499
   5.95% junior subordinated deferrable debentures due 2003......    700    700
   Variable-rate medium-term notes due 2003......................    480    528
   5.75% notes due 2005..........................................    599    598
   5 7/8% notes due 2008.........................................    199    199
   6.5% debentures due 2018......................................    498    498
   6.6% debentures due 2028......................................    697    698
                                                                  ------ ------
   TOTAL......................................................... $4,278 $4,388
                                                                  ====== ======

    Maturities and sinking-fund requirements on long-term debt specifically attributable to Monsanto Ag as described above, excluding commercial paper, are $48 million in 2000, $558 million in 2001, $56 million in 2002, $1,065 million in 2003, and zero in 2004. The weighted-average maturity of long-term debt as of December 31, 1999, was approximately 10 years. Commercial paper balances of $605 million and $668 million as of December 31, 1999 and 1998, respectively, were classified as long-term debt because old Monsanto had the ability and intent to renew these obligations beyond 2000.

    The estimated fair value of long-term debt specifically attributable to Monsanto Ag at December 31 was:

                                                      1999            1998
                                                 --------------- ---------------
                                                 RECORDED  FAIR  RECORDED  FAIR
                                                  AMOUNT  VALUE   AMOUNT  VALUE
                                                 -------- ------ -------- ------
                                                          (IN MILLIONS)
   Long-term debt...............................  $4,278  $3,951  $4,388  $4,590

    All interest expense on debt specifically attributable to Monsanto Ag is included in the Statement of Combined Income (Loss). However, no cash payments for interest were made by Monsanto Ag during 1999, 1998 or 1997 due to the fact that all interest payments during these years were made by old Monsanto.

    Interest expense for Monsanto Ag was:

                                                               1999  1998  1997
                                                               ----  ----  ----
                                                               (IN MILLIONS)
   INTEREST EXPENSE:
   Total interest cost........................................ $291  $130  $57
   Less capitalized interest..................................  (23)   (9)  (9)
                                                               ----  ----  ---
   Net interest expense....................................... $268  $121  $48
                                                               ====  ====  ===

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

NOTE 10: POSTRETIREMENT BENEFITS--PENSIONS

    Monsanto Ag's employees participate in certain of Pharmacia's noncontributory pension plans. No detailed information regarding the funded status of the plans and components of net periodic pension cost, as it relates solely to Monsanto Ag, is available. Accordingly, the corresponding net pension asset or liability has not been included in Monsanto Ag's Statement of Combined Financial Position. Total pension cost related to Monsanto Ag employees in 1999, 1998 and 1997 and included in the Combined Statement of Income (Loss) was $49 million, $48 million and $29 million, respectively. The information that follows relates to the old Monsanto pension plans in which Monsanto Ag employees participate. The components of pension cost for these plans were:

                                                            1999   1998   1997
                                                            -----  -----  -----
                                                              (IN MILLIONS)
   Service cost for benefits earned during the year........ $  65  $  58  $  61
   Interest cost on benefit obligation.....................   171    170    148
   Assumed return on plan assets...........................  (200)  (156)  (167)
   Amortization of unrecognized net loss...................    49     22     13
                                                            -----  -----  -----
   TOTAL................................................... $  85  $  94  $  55
                                                            =====  =====  =====

    Pension benefits are based on an employee's years of service and/or compensation level. Pension plans were funded in accordance with old Monsanto's long-range projections of the plans' financial conditions. These projections took into account benefits earned and expected to be earned, anticipated returns on pension plan assets, and income tax and other regulations.

    Pension costs were determined through the use of the preceding year-end rate assumptions. The following assumptions, calculated on a weighted average basis, were used as of December 31 for the principal plans in which Monsanto Ag employees participate:

                                                             1999  1998  1997
                                                             ----  ----  ----
                                                             (IN MILLIONS)
   Discount rate............................................ 7.75% 6.75% 7.00%
   Assumed long-term rate of return on plan assets.......... 9.50% 9.50% 9.50%
   Annual rates of salary increase (for plans that base
    benefits on final compensation level)................... 4.50% 4.00% 4.00%

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

    The funded status of old Monsanto's pension plans, in which Monsanto Ag employees participate at year-end, was:

                                                                  1999    1998
                                                                 ------  ------
                                                                 (IN MILLIONS)
   CHANGE IN BENEFIT OBLIGATION
   Benefit obligation at beginning of year...................... $2,655  $2,483
   Service cost.................................................     65      58
   Interest cost................................................    171     170
   Plan Participants' Contributions.............................      1       1
   Amendments...................................................      6      10
   Actuarial (gain)/loss........................................   (143)    146
   Acquisitions/divestitures....................................    --        9
   Settlements..................................................     15     --
   Benefits paid................................................   (248)   (222)
                                                                 ------  ------
   Benefit obligation at end of year............................  2,522   2,655
                                                                 ------  ------
   CHANGE IN PLAN ASSETS
   Fair value of plan assets at beginning of year...............  2,146   2,029
   Actual return on plan assets.................................    411     310
   Employer contribution........................................     24      17
   Plan Participants' Contributions.............................      3       3
   Acquisitions/divestitures....................................    --        9
   Settlements..................................................     (4)    --
   Fair value of benefits paid..................................   (248)   (222)
                                                                 ------  ------
   Plan assets at end of year...................................  2,332   2,146
                                                                 ------  ------
   Unfunded status..............................................    190     509
   Unrecognized initial net gain................................      9      15
   Unrecognized prior service cost..............................    (82)    (94)
   Unrecognized subsequent gain (loss)..........................    371     (22)
                                                                 ------  ------
   Accrued net pension liability................................ $  488  $  408
                                                                 ======  ======

    The projected benefit obligation, the accumulated benefit obligation (ABO) and fair value of plan assets for pension plans with ABOs in excess of plan assets for old Monsanto were $319 million, $315 million and zero, respectively, as of December 31, 1999; and $2.1 billion, and $2.0 billion, and $2.0 billion, respectively, as of December 31, 1998. Plan assets consist principally of common stocks and U.S. government and corporate obligations.

NOTE 11: POSTRETIREMENT BENEFITS--HEALTHCARE AND OTHER

    Monsanto Ag employees participate in certain of Pharmacia's benefit programs which provide certain health care and life insurance benefits for retired employees. No detailed information regarding the components of the total cost and obligations, as it relates solely to Monsanto Ag, is available. Postretirement benefit costs related to Monsanto Ag employees in 1999, 1998 and 1997 were $23 million, $22 million and $20 million, respectively. The information that follows related to old Monsanto's benefit programs in which Monsanto Ag employees participate. Substantially all regular, full-time U.S. employees and certain employees in other countries may become eligible for these benefits if they reach retirement age while employed by old Monsanto or Monsanto Ag. These post-retirement benefits are unfunded and are generally based on the employees' years of service and/or compensation level. The costs of postretirement benefits are accrued by the date the employees become eligible for the benefits.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

    As of December 31, the components of the cost of old Monsanto's postretirement benefits in which Monsanto Ag employees participate, principally health care and life insurance, were:

                                                                1999 1998  1997
                                                                ---- ----  ----
                                                                (IN MILLIONS)
   Service cost for benefits earned during the year............ $16  $13   $10
   Interest cost on benefit obligation.........................  27   27    27
   Amortization of unrecognized net (gain) loss................  15   (1)   (3)
                                                                ---  ---   ---
     Total..................................................... $58  $39   $34
                                                                ===  ===   ===

    Postretirement costs were determined by using the preceding year-end rate assumptions. The following assumptions, calculated on a weighted average basis, were used as of December 31 for the principal plans:

                                                               1999  1998  1997
                                                               ----  ----  ----
   Discount rate.............................................. 7.75% 6.75% 7.00%
   Initial trend rate for health care costs................... 5.25% 5.75% 7.00%
   Ultimate trend rate for health care costs.................. 5.25% 4.75% 5.00%

    A one percent increase in the assumed trend rate for health care costs would have increased the cost of 1999 postretirement health care benefits for these plans by $1 million and the accumulated postretirement benefit obligation by $9 million as of December 31, 1999. A one percent decrease in the assumed trend rate for health care costs would have decreased the cost of 1999 postretirement health care benefits for these plans sponsored by old Monsanto by $1 million and the accumulated postretirement benefit obligation by $11 million as of December 31, 1999.

    As of December 31, the status of old Monsanto's postretirement health care and life insurance benefit plans and of its employee disability benefit plans in which Monsanto Ag employees participate was:

                                                                     1999  1998
                                                                     ----  ----
                                                                        (IN
                                                                     MILLIONS)
   CHANGE IN BENEFIT OBLIGATION
   Benefit obligation at beginning of year.......................... $403  $383
   Service cost.....................................................   16    13
   Interest cost....................................................   27    27
   Actuarial (gain)/loss............................................  (10)    6
   Benefits paid....................................................  (16)  (26)
                                                                     ----  ----
   Benefit obligation at end of year................................  420   403
                                                                     ----  ----
   Unfunded status..................................................  420   403
   Unrecognized prior service cost..................................    6    10
   Unrecognized subsequent (loss)...................................   (3)  (31)
                                                                     ----  ----
   Accrued postretirement liability................................. $423  $382
                                                                     ====  ====

NOTE 12: EMPLOYEE SAVINGS PLANS

    The information that follows relates to old Monsanto's Employee Stock Ownership Plan (the "ESOP"), in which Monsanto Ag employees participate. The ESOP held 14.7 million shares of old Monsanto's common stock as of December 31, 1999. At its inception, the ESOP acquired shares by using proceeds from the issuance of long-term notes and debentures guaranteed by old Monsanto, and a loan from old Monsanto. Dividends on the common stock owned by the ESOP are used to

                     MONSANTO COMPANY AGRICULTURAL BUSINESS
repay the ESOP borrowings, which were $100 million as of December 31, 1999. A portion of the ESOP shares is allocated each year to employee savings accounts as matching contributions. In 1999, 1,302,590 shares were allocated to participants under the plan. An additional 634,548 shares were released in 1999 awaiting allocation to participants, leaving 7.3 million unallocated shares as of December 31, 1999. Compensation expense is equal to the cost of the shares allocated to participants, less cash dividends paid on the shares held by the ESOP. Compensation expense related to Monsanto Ag employees and included in the Combined Statement of Income (Loss) in 1999, 1998 and 1997 was $11 million, $5 million and $3 million, respectively. The following information relates to the old Monsanto ESOP plan in which the Monsanto Ag employees participate for the year ended December 31.

                                                                  1999 1998 1997
                                                                  ---- ---- ----
                                                                  (IN MILLIONS)
   Total ESOP expense............................................ $31  $21  $18
   Interest portion of total ESOP expense........................   9   10   12
   Cash contribution.............................................  37   14    6
   Dividends paid on ESOP shares held............................   2    2    8

NOTE 13: STOCK OPTION PLANS

    The following information, except pro forma net income (loss), relates to the old Monsanto stock option plans in which eligible Monsanto Ag employees participate. Old Monsanto granted stock options to Monsanto Ag employees under two fixed plans. Under the Monsanto Management Incentive Plan of 1996, key officers and management employees may be granted stock-based awards, including stock options, of up to 87.6 million shares of common stock. Under this plan, the exercise price of each option equals not less than the market price of the stock on the date of grant. An option's maximum term is 10 years. Options are granted at the discretion of the people committee of the Board of Directors or its delegate. Options generally vest upon the achievement of business performance targets or the ninth anniversary of the option grant date, whichever comes first. Certain options granted to senior management vest upon the attainment of pre-established prices within specified time periods. Under the Monsanto Shared Success Stock Option Plan, most regular full-time and regular part-time employees of old Monsanto were granted options on 330 shares in 1997 and 500 shares in 1998, and most new regular full-time and regular part-time employees were granted options on 300 shares in 1999. The maximum number of shares for which stock options may be granted under this plan is 27.3 million. The exercise price of each option is determined by the Committee and generally equals the market price of the stock on the date of grant. An option's maximum term is 10 years.

    As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," Monsanto Ag has elected to follow the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized in relation to the old Monsanto option plans in which Monsanto Ag employees participate. Had the determination of compensation cost for these plans been based on the fair value at the grant dates for awards under these plans for employees of Monsanto Ag, consistent with the method of SFAS No. 123, Monsanto Ag's net income (loss) would have been adjusted to the pro forma amounts indicated below for the year ended December 31:

                                                                1999 1998   1997
                                                                ---- -----  ----
                                                                 (IN MILLIONS)
   Net income (loss):
     As reported............................................... $150 $(125) $31
     Pro forma.................................................  113  (164)  16

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

    The pro forma compensation expense may not be representative of compensation expense that will be incurred on a pro forma basis in future years.

    In computing the pro forma compensation expense, the fair value of each option grant is estimated on the date of grant by using the Black-Scholes option-pricing model. The weighted-average fair values of options granted to employees of Monsanto Ag during 1999, 1998, and 1997 were $13.99, $16.94 and $9.57, respectively. The following weighted-average assumptions were used for grants:

                                                          1999    1998    1997
                                                         ------  ------  ------
   Expected dividend yield..............................   0.34%   0.25%   0.29%
   Expected volatility..................................  39.5%   30.0%   27.0%
   Risk-free interest rates.............................   4.4%    5.6%    6.4%
   Expected option lives (years)........................   4.1     4.0     4.3


NOTE 14: COMMITMENTS AND CONTINGENCIES

    Commitments, principally in connection with uncompleted additions to property, were approximately $11 million as of December 31, 1999. Old Monsanto was contingently liable as a guarantor for bank loans and for miscellaneous receivables directly attributable to Monsanto Ag totaling approximately $56 million as of December 31, 1999, and $81 million as of December 31, 1998. Future minimum payments under noncancelable operating leases, unconditional inventory purchases, and R&D alliances are $76 million for 2000, $48 million for 2001, $45 million for 2002, $16 million for 2003, $14 million for 2004 and $35 million thereafter. Rent expense was $72 million, $54 million and $62 million for the years ended December 31, 1999, 1998 and 1997, respectively. The more significant concentrations in Monsanto Ag's trade receivables at year-end were:

                                                                   1999   1998
                                                                  ------ ------
                                                                  (IN MILLIONS)
   U.S. agricultural product distributors........................ $  709 $  514
   Customers in Latin American Southern Cone Countries...........    807    565
   European agricultural product distributors....................    328    305
   Customers in Canada...........................................     86     59
   Customers in the former Soviet Union..........................     74     97
   Customers in Southeast Asia...................................     56     41

    Management of Monsanto Ag does not anticipate losses on its trade receivables in excess of established allowances.

    The patent protecting glyphosate, the active ingredient in Roundup, expires in the United States on September 20, 2000. Sales of the family of Roundup herbicides protected by this patent in the United States, excluding our Roundup lawn and garden products, represented approximately 20% of total company sales in 1999.

    Monsanto Ag's Statement of Combined Financial Position includes accrued liabilities of $7 million as of December 31, 1999 and 1998, for the remediation of identified waste disposal sites. Monsanto Ag's future remediation expenses for waste disposal sites are affected by a number of uncertainties. These uncertainties include, but are not limited to, the method and extent of

                     MONSANTO COMPANY AGRICULTURAL BUSINESS
remediation, the percentage of material attributable to Monsanto Ag at the sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties. Monsanto Ag does not expect the resolution of such uncertainties to have a material adverse effect on its financial position, profitability or liquidity.

    Pharmacia is a party to a number of lawsuits and claims relating to Monsanto Ag, for which Monsanto Company will assume responsibility effective on the separation date and which Pharmacia and Monsanto Ag are vigorously defending. Such matters arise out of the normal course of business and relate to a variety of issues. Certain of the lawsuits and claims seek damages in very large amounts. Although the results of litigation cannot be predicted with certainty, it is Pharmacia and Monsanto Ag managements' belief that the final outcome of such litigation will not have a material adverse effect on Monsanto Ag's financial position, profitability or liquidity.

    In April 1999, a jury verdict was returned against DEKALB (which became a wholly owned subsidiary of old Monsanto during December 1998), in a lawsuit filed in U.S. District Court in North Carolina. The lawsuit was brought by Aventis CropScience S.A. (formerly Rhone Poulenc Agrochimie S.A.) ("Aventis"), claiming that a 1994 license agreement was induced by fraud stemming from DEKALB's nondisclosure of relevant information and that DEKALB did not have the right to license, make or sell products using Aventis's technology for glyphosate resistance under this agreement. The jury awarded Aventis $15 million in actual damages for unjust enrichment and $50 million in punitive damages. DEKALB has appealed this verdict, believes it has meritorious grounds to overturn the verdict and intends to vigorously pursue all available means to have the verdict overturned. No provision has been made in Monsanto Ag's combined financial statements with respect to the award for punitive damages.

    On March 20, 1998, a jury verdict was returned against old Monsanto in a lawsuit filed in the California Superior Court. The lawsuit was brought by Mycogen Corp., Agrigenetics Inc. and Mycogen Plant Sciences Inc. claiming that old Monsanto delayed providing access to certain gene technology under a 1989 agreement with Lubrizol Genetics Inc., a company which Mycogen Corp. subsequently purchased. The jury awarded $174.9 million in future damages. This jury award was overturned on appeal by the California Court of Appeals for the Fourth Judicial District. Mycogen Corp.'s subsequent motion for rehearing has been denied and, on August 7, 2000, Mycogen Corp. filed a petition with the California Supreme Court requesting that further appeal to that court should be granted. Monsanto Ag will oppose the discretionary appeal sought by Mycogen Corp. No provision had been made in Monsanto Ag's combined financial statements with respect to this verdict.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

NOTE 15: SEGMENT AND GEOGRAPHIC DATA

    Monsanto Ag manages its business in two segments: Agricultural Productivity, and Seeds and Genomics. The Agricultural Productivity segment consists of the crop protection products, animal agriculture and environmental technologies businesses. The Seeds and Genomics segment is comprised of global seeds and related traits businesses and genetic technology platforms. Sales between segments were not significant.

                                                  AGRICULTURAL SEEDS AND
                                                  PRODUCTIVITY GENOMICS   TOTAL
                                                  ------------ --------- -------
                                                          (IN MILLIONS)
   Net Sales
     1999........................................    $3,586     $1,662   $ 5,248
     1998........................................     3,500        948     4,448
     1997........................................     3,110        563     3,673
   Earnings (Loss) before interest and taxes (1)
     1999........................................    $  897     $ (391)  $   506
     1998........................................       869       (835)       34
     1997........................................       888       (867)       21
   Depreciation and amortization expense
     1999........................................    $  185     $  362   $   547
     1998........................................       175        193       368
     1997........................................       167         78       245
   Total Assets
     1999........................................    $5,340     $5,761   $11,101
     1998........................................     4,508      6,383    10,891
   Capital Expenditures
     1999........................................    $  448     $  184   $   632
     1998........................................       344         88       432

    (1) A reconciliation of earnings before interest and taxes to net income
(loss) for each year follows.

                                                             1999   1998   1997
                                                             -----  -----  ----
                                                              (IN MILLIONS)
   Earnings before interest and taxes....................... $ 506  $  34  $21
   Interest expense--net....................................  (243)   (94) (20)
   Income tax (provision) benefit...........................  (113)   (65)  30
                                                             -----  -----  ---
   Net Income (Loss)........................................ $ 150  $(125) $31
                                                             =====  =====  ===

    Although inflation is relatively low in most of Monsanto Ag's major markets, it continues to affect operating results. To mitigate the effect of inflation, Monsanto Ag has implemented measures to control costs, to improve productivity, to manage new fixed and working capital, and to raise selling prices when government regulations and competitive conditions permit. In addition, the current costs of replacing certain assets are estimated to be greater than the historical costs presented in the financial statements. Accordingly, the depreciation expense reported in the Statement of Combined Income (Loss) would be greater if it were stated on a current-cost basis.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

    Net sales and long-lived assets are attributed to geographic areas based upon the location of each of Monsanto Ag's legal entities. For example, a sale from the United States to a customer in Latin America is reported as a U.S. export sale.

                                                            U.S.  EX-U.S. TOTAL
                                                           ------ ------- ------
                                                               (IN MILLIONS)
   Net Sales
     1999................................................. $2,895 $2,353  $5,248
     1998.................................................  2,515  1,933   4,448
     1997.................................................  1,988  1,685   3,673
   Long-Lived Assets
     1999................................................. $5,062 $1,593  $6,655
     1998.................................................  5,043  1,763   6,806

NOTE 16: OTHER (EXPENSE) INCOME--NET

    The significant components of Other (Expense) Income--net were:

                                                              1999   1998  1997
                                                              -----  ----  ----
                                                               (IN MILLIONS)
   Equity affiliate (expense) income......................... $ (18) $(31) $  6
   Gain (loss) on sale of businesses and assets..............    37    (1)   24
   Failed merger costs.......................................   (85)  --    --
   Foreign currency losses...................................   (25)  (15)  (33)
   Royalty income............................................    11    12     4
   Other miscellaneous (expense) income......................   (24)   14     7
                                                              -----  ----  ----
   Other (expense) income.................................... $(104) $(21) $  8
                                                              =====  ====  ====

    Equity affiliate (expense) income includes investments in a number of affiliates that are accounted for using the equity method. The most significant of these in 1999 was equity expense of $14.6 million from Renessen LLC, a 50/50 joint venture between Monsanto Ag and Cargill Incorporated. Equity affiliate expense in 1998 included $20 million related to the cancellation of DEKALB Genetics Corp. stock options associated with the acquisition of the remaining 60% interest in DEKALB that Monsanto Ag did not previously own. Equity affiliate income in 1997 included $7 million from the 40% interest in DEKALB that Monsanto Ag owned at that time.

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

NOTE 17: QUARTERLY DATA

                                              QUARTERLY DATA (UNAUDITED)
                                        ---------------------------------------
                                         FIRST  SECOND   THIRD  FOURTH   TOTAL
                                        QUARTER QUARTER QUARTER QUARTER   YEAR
                                        ------- ------- ------- -------  ------
                                                    (IN MILLIONS)
   Net Sales
     1999.............................. $1,483  $1,653   $ 983  $1,129   $5,248
     1998..............................  1,172   1,490     916     870    4,448
   Gross Profit
     1999.............................. $  784  $  969   $ 426  $  513   $2,692
     1998..............................    662     845     465     327    2,299
   Income (Loss) from Operations
     1999.............................. $  289  $  458   $(141) $    4   $  610
     1998..............................    284     429    (129)   (529)      55
   Net Income (Loss)
     1999.............................. $  126  $  243   $(127) $  (92)  $  150
     1998..............................    193     288    (174)   (432)    (125)

    Historically, Monsanto Ag has generated the majority of its sales during the first half of the year, primarily due to the timing of the planting and growing season. As a result, in each of the last two years all of its operating income was generated in the first half of the year and it incurred operating losses in the second half of the year.

    Net Income for the third quarter of 1999 included a net aftertax charge of $44 million primarily related to the accelerated integration of agricultural and seed operations. The fourth quarter of 1999 includes an aftertax charge of $53 million for a termination fee and other expenses associated with the failed merger with Delta and Pine Land. Also included in the fourth quarter of 1999 was an aftertax gain of $7 million principally resulting from the reversal of restructuring liabilities established in 1998. These restructuring liability reversals were required as a result of lower actual severance and facility shutdown costs incurred than were originally estimated. In addition, the fourth quarter included an aftertax gain of $7 million for the sale of the Stoneville Pedigreed Seed Company.

    Net Income for the third quarter of 1998 included an aftertax charge of $188 million for the write-off of in-process research and development for the acquisition of Plant Breeding International. Net Income for the fourth quarter of 1998 included an after-tax charge of $316 million for restructuring, write-off of in-process R&D and cancellation of DEKALB stock options. The write-off of in-process R&D in the fourth quarter of 1998 was for the acquisition of DEKALB and certain international seed operations of Cargill, net of a revision of the amount of in-process R&D written off in the third quarter related to the acquisition of Plant Breeding International made in accordance with the SEC's clarified guidance at that time on in-process R&D.

NOTE 18: MARKETING AND ADVERTISING COSTS

    Marketing and advertising expenses were:

                                                                  1999 1998 1997
                                                                  ---- ---- ----
                                                                  (IN MILLIONS)
      Marketing and Advertising expenses......................... $96  $71  $48

                     MONSANTO COMPANY AGRICULTURAL BUSINESS

NOTE 19: SUBSEQUENT EVENTS

    On February 9, 2000, a newly formed, wholly-owned subsidiary of Pharmacia Corporation was incorporated in Delaware as the successor to Monsanto Ag. The new subsidiary was re-named Monsanto Company effective March 31, 2000. This "new" Monsanto Company was established for the purpose of receiving the assets and liabilities of Monsanto Ag that are expected to be contributed to it. Additionally, the merger transaction discussed in Note 1 between old Monsanto Company and Pharmacia & Upjohn, Inc. became effective on March 31, 2000.

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREOWNER OF MONSANTO COMPANY:

We have audited the accompanying statement of financial position of Monsanto Company (formerly Monsanto Ag Company) as of February 9, 2000. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial position presents fairly, in all material respects, the financial position of Monsanto Company at February 9, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
September 1, 2000

                                MONSANTO COMPANY

                        STATEMENT OF FINANCIAL POSITION

                                                        JUNE 30,   FEBRUARY 9,
                                                          2000        2000
                                                       ----------- -----------
                                                       (UNAUDITED)  (DATE OF
                                                                   INCEPTION)
SHAREOWNER'S EQUITY
Capital Stock (issued and outstanding: 1,000 shares,
 par value $1.00).....................................   $1,000      $1,000
Receivable from Pharmacia Corporation.................   (1,000)     (1,000)
                                                         ------      ------
  Total...............................................   $  --       $  --
                                                         ======      ======



    The accompanying notes are an integral part of this financial statement.

                    NOTES TO STATEMENT OF FINANCIAL POSITION

1. ORGANIZATION AND PURPOSE--Monsanto Company (the "Company"), formerly Monsanto Ag Company, was incorporated in Delaware on February 9, 2000 as a wholly owned subsidiary of Pharmacia Corporation for the purpose of receiving the assets and liabilities of Pharmacia Corporation's Agricultural Business that are expected to be contributed to it. The Company has undertaken no operations since its formation; accordingly no statements of income, cash flows, comprehensive income or changes in shareowner's equity are presented.

2. SHAREOWNER'S EQUITY--The Company is authorized to issue 1,000 shares of $1.00 par value capital stock. The Company has issued 1,000 shares to Pharmacia Corporation; and has recorded a receivable from Pharmacia Corporation of $1,000 related to this purchase. Under the Company's bylaws, while Pharmacia owns a majority of the Company's common stock, a supermajority approval by at least 80% of the directors is required with respect to specified matters with significant financial or strategic consequences. The Company has approved the Monsanto 2000 Management Incentive Plan, pursuant to which the people committee of the Board of Directors or its delegate may grant awards of non-qualified and incentive stock options, stock appreciation rights, restricted stock and unrestricted stock to any of our directors and employees and to employees of Pharmacia or any affiliates of either company. The total number of shares that may be delivered pursuant to awards under the Plan may not exceed the number that equals 8.85% of the common shares outstanding immediately after the initial public offering. The term of stock options granted under the Plan may not exceed ten years and each option granted may be exercised for a period as specified by the people committee. Under the Plan, the exercise price of any option must be no less than the fair market value, as defined in the Plan, of the common stock on the grant date. The terms of the other stock-based awards will be set by the people committee or its delegate.

3. SUBSEQUENT EVENTS--On March 31, 2000, a wholly owned subsidiary of Monsanto Company merged into Pharmacia & Upjohn, Inc. and the former Monsanto Company changed its name to Pharmacia Corporation. On September 1, 2000, the assets and liabilities of Pharmacia Corporation's Agricultural Business were transferred to the Company in accordance with the terms of agreements between the Company and Pharmacia Corporation. The material terms of these agreements include asset transfers and liability assumptions, corporate tax sharing, intellectual property transfer, employee benefits and compensation allocation, and services arrangements.

[INSIDE BACK COVER PAGE]

[Graphic of child eating corn]

                      MONSANTO PRODUCTS CREATE VALUE FOR
              GROWERS, PROCESSORS AND CONSUMERS AROUND THE WORLD.

                             KEY MONSANTO PRODUCTS


[Graphic of bag of ROUNDUP ULTRA]

ROUNDUP HERBICIDE

[Graphic of cotton]

BOLLGARD INSECT-PROTECTED COTTON

[Graphic of bags of ROUNDUP READY products]

ROUNDUP READY CANOLA
ROUNDUP READY CORN
ROUNDUP READY COTTON
ROUNDUP READY SOYBEANS

[Graphic of bag of YIELDGARD corn]

YIELDGARD INSECT-PROTECTED CORN

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                 ------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Prospectus Summary.......................................................    3
Risk Factors.............................................................   10
Cautionary Note Regarding Forward-Looking Information....................   21
Merger and Reorganization Transactions Occurring Prior to This Offering..   22
Use of Proceeds..........................................................   24
Dividend Policy..........................................................   24
Capitalization...........................................................   25
Pro Forma Condensed Combined Financial Statements........................   26
Selected Financial Data..................................................   33
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................   35
Business.................................................................   57
Management...............................................................   85
Arrangements Between Monsanto and Pharmacia..............................  100
Principal Stockholder....................................................  112
Description of Capital Stock.............................................  113
Shares Eligible for Future Sale..........................................  116
Underwriting.............................................................  117
Legal Matters............................................................  119
Experts..................................................................  119
Where You Can Find More Information......................................  119
Index to Financial Statements............................................  F-1

                                 ------------

    Through and including    , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                               35,000,000 Shares

                               MONSANTO COMPANY

                                 Common Stock

                                 ------------

                                [MONSANTO LOGO]

                                 ------------


                             GOLDMAN, SACHS & CO.
                             SALOMON SMITH BARNEY
                               J.P. MORGAN & CO.
                          MORGAN STANLEY DEAN WITTER
                           BEAR, STEARNS & CO. INC.
                              MERRILL LYNCH & CO.

                      Representatives of the Underwriters

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of common stock being registered, all of which will be paid by Pharmacia
Corporation:

                                                                       AMOUNT
                                                                     ----------
      SEC registration fee.......................................... $  265,650
      NASD filing fee............................................... $   30,500
      New York Stock Exchange listing fee........................... $  500,000
      Printing expenses............................................. $  850,000
      Legal fees and expenses....................................... $5,000,000
      Accounting fees and expenses.................................. $1,600,000
      Blue sky fees and expenses.................................... $    5,000
      Transfer agent and registrar fees and expenses................ $    3,600
      Miscellaneous................................................. $  245,250
                                                                     ----------
        Total....................................................... $8,500,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the General Corporation Law of the State of Delaware provides as follows:

      A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

      A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    As permitted by the DGCL, the Registrant has included in its certificate of incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Registrant's certificate of incorporation and bylaws provide that the Registrant is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and the Registrant is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

    The Underwriting Agreement is expected to provide that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933. Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

    Either the Registrant and/or Pharmacia Corporation maintain directors and officers liability insurance for the benefit of the Registrant's directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    On February 9, 2000, the Registrant issued 1,000 shares of common stock, par value $1.00 per share, to old Monsanto Company for a subscription receivable for $1,000. There were no underwriters, brokers or finders employed in connection with this transaction. The sale of these securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
    (a)Exhibits

 EXHIBIT
 NUMBER  EXHIBIT TITLE
 ------- -------------
  1.1    --Form of Underwriting Agreement.
  2.1    --Separation Agreement.*
  3.1    --Registrant's Amended and Restated Certificate of Incorporation.*
  3.2    --Registrant's Amended and Restated Bylaws.*
  4.1    --Form of Specimen Certificate for Registrant's Common Stock.*
  5.1    --Opinion of Wachtell, Lipton, Rosen & Katz.*
 10.1    --Monsanto 2000 Management Incentive Plan.*
 10.2    --Non-Employee Director Equity Incentive Compensation Plan.*
 10.3    --Form of Phantom Share Agreement.*
 10.4    --Form of Change-of-Control Employment Security Agreement.*
 10.5    --Frank V. AtLee III Employment Agreement.*
 10.6    --Tax Sharing Agreement.*
 10.7    --Employee Benefits and Compensation Allocation Agreement.*
 10.8    --Intellectual Property Transfer Agreement.*
 10.9    --Services Agreement.*
 10.10   --Corporate Agreement.*
 10.11   --364-Day Credit Agreement.*
 10.12   --Five Year Credit Agreement.*
 15.1    --Letter re Unaudited Interim Financial Information.
 21.1    --Subsidiaries of the Registrant.*
 23.1    --Consent of Independent Auditors.

 EXHIBIT
 NUMBER  EXHIBIT TITLE
 ------- -------------
 23.2    --Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).*
 23.3    --Consent of Phillips McDougall.*
 24.1    --Powers of Attorney.*
 27.1    --Financial Data Schedule.*

--------
*Previously filed.

    (b)Financial Statement Schedules

                               INDEX TO SCHEDULES

                     MONSANTO FINANCIAL STATEMENT SCHEDULES
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                       AND SIX MONTHS ENDED JUNE 30, 2000

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

      (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, Monsanto Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the county of St. Louis, state of Missouri, on October 11, 2000.

                                          MONSANTO COMPANY

                                          By:
                                               /s/ Hendrik A. Verfaillie
                                             ----------------------------------
                                             NAME: HENDRIK A. VERFAILLIE
                                             TITLE:PRESIDENT AND CHIEF
                                             EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                 SIGNATURE                            TITLE                   DATE
                 ---------                            -----                   ----

                     *                      Chairman of the Board and   October 11, 2000
___________________________________________  Director
            FRANK V. ATLEE III

         /s/ Hendrik A. Verfaillie          President, Chief Executive  October 11, 2000
___________________________________________  Officer and Director
           HENDRIK A. VERFAILLIE             (Principal Executive
                                             Officer)

                     *                      Director                    October 11, 2000
___________________________________________
               HAKAN ASTROM
                     *                      Director                    October 11, 2000
___________________________________________
          CHRISTOPHER J. COUGHLIN

                     *                      Director                    October 11, 2000
___________________________________________
              MICHAEL KANTOR

                     *                      Director                    October 11, 2000
___________________________________________
            C. STEVEN MCMILLAN

                     *                      Director                    October 11, 2000
___________________________________________
             WILLIAM U. PARFET

                 SIGNATURE                            TITLE                   DATE
                 ---------                            -----                   ----

                     *                      Director                    October 11, 2000
___________________________________________
               JOHN S. REED

                     *                      Executive Vice President    October 11, 2000
___________________________________________  and Chief Financial
             TERRELL K. CREWS                Officer (Principal
                                             Financial Officer)

                     *                      Vice President and          October 11, 2000
___________________________________________  Controller (Principal
                CURT TOMLIN                  Accounting Officer)

--------
* Michael D. Bryan, by signing his name hereto, does sign this document on behalf of the above noted individuals, pursuant to powers of attorney duly executed by such individuals which have been filed as an exhibit to this Registration Statement.

                                            /s/ Michael D. Bryan
                                          -----------------------------
                                                MICHAEL D. BRYAN
                                                ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER      EXHIBIT TITLE
 -------     -------------
   1.1    -- Form of Underwriting Agreement.
   2.1    -- Separation Agreement.*
   3.1    -- Registrant's Amended and Restated Certificate of Incorporation.*
   3.2    -- Registrant's Amended and Restated Bylaws.*
   4.1    -- Form of Specimen Certificate for Registrant's Common Stock.*
   5.1    -- Opinion of Wachtell, Lipton, Rosen & Katz.*
  10.1    -- Monsanto 2000 Management Incentive Plan.*
  10.2    -- Non-Employee Director Equity Incentive Compensation Plan.*
  10.3    -- Form of Phantom Share Agreement.*
  10.4    -- Form of Change-of-Control Employment Security Agreement.*
  10.5    -- Frank V. AtLee III Employment Agreement.*
  10.6    -- Tax Sharing Agreement.*
  10.7    -- Employee Benefits and Compensation Allocation Agreement.*
  10.8    -- Intellectual Property Transfer Agreement.*
  10.9    -- Services Agreement.*
  10.10   -- Corporate Agreement.*
  10.11   -- 364-Day Credit Agreement.*
  10.12   -- Five Year Credit Agreement.*
  15.1    -- Letter re Unaudited Interim Financial Information.
  21.1    -- Subsidiaries of the Registrant.*
  23.1    -- Consent of Independent Auditors.
  23.2    -- Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).*
  23.3    -- Consent of Phillips McDougall.*
  24.1    -- Powers of Attorney.*
  27.1    -- Financial Data Schedule.*

--------
* Previously filed.